As filed with the Securities and Exchange Commission on August 1, 2011
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Ocean Rig UDW Inc.
(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands	1381	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Ocean Rig UDW Inc.
10 Skopa Street, Tribune House
2nd Floor, Office 202, CY 1075
Nicosia, Cyprus
011 357 22767517
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)	Seward & Kissel LLP Attention: Gary J. Wolfe One Battery Park Plaza New York, New York 10004 (212) 574-1200 (Name, address and telephone number of agent for service)

Copies to:

Gary J. Wolfe
Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
(212) 574-1200 (telephone number)
(212) 480-8421 (facsimile number)

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐  Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐  Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering	Aggregate	Registration
Securities to be Registered	Registered	Price per Unit	Offering Price	Fee
Common stock, par value $0.01	25,667,600	$16.42(1)	$421,461,992(2)	$48,931.74(3)
Preferred stock purchase rights(4)	—	—	—	—
Total	25,667,600	$	$	$

(1)	Based upon the U.S. Dollar equivalent as of August 1, 2011 of the average of the bid and ask prices of the common stock as of July 26, 2011, as reported on the Norwegian OTC market.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(1) of the Securities Act of 1933, as amended (the “Securities Act”), based upon the U.S. Dollar equivalent of the average of the bid and ask prices of the Common Stock reported as of July 29, 2011 as reported on the Norwegian OTC market as prescribed by Rule 457(c).

(3)	Determined in accordance with Section 6(b) of the Securities Act to be $48,931.74, which is equal to 0.00011610 multiplied by the proposed maximum aggregate offering price of $421,461,992.

(4)	Preferred stock purchase rights are not currently separable from the common stock and are not currently exercisable. The value attributable to the preferred stock purchase rights, if any, will be reflected in the market price of the common stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 1, 2011

PRELIMINARY PROSPECTUS

OFFER TO EXCHANGE 25,667,600
REGISTERED SHARES OF COMMON STOCK,
PAR VALUE $0.01 PER SHARE

FOR 25,667,600 OUTSTANDING
UNREGISTERED SHARES OF COMMON STOCK,
PAR VALUE $0.01 PER SHARE

OF

OCEAN RIG UDW INC.
Material Terms of the Exchange Offer

•	We are offering to exchange, commencing on , 2011, an aggregate of 25,667,600 new common shares that have been registered for exchange, or the Exchange Shares, for an equivalent number of common shares, previously sold in a private offering, or the Original Shares. We refer to this offer to exchange as the Exchange Offer.

•	The terms of the Exchange Shares are identical to the terms of the Original Shares, except for the transfer restrictions. Each Original Share and Exchange Share includes a related preferred stock purchase right that trades with such Original Share and Exchange Share.

•	We will exchange all Original Shares that are validly tendered and not validly withdrawn.

•	The Exchange Offer will expire at 5:00 p.m., New York City time (11:00 p.m. Oslo time), on , 2011 unless we determine to extend it.

•	You may withdraw tenders of Original Shares at any time before 5:00 p.m., New York City time (11:00 p.m. Oslo time), on the date of the expiration of the Exchange Offer.

•	We will not receive any proceeds from the Exchange Offer.

•	We will pay the expenses of the Exchange Offer.

•	No dealer-manager is being used in connection with the Exchange Offer.

•	The Original Shares currently trade in the Norwegian OTC market.

•	The exchange of shares will not be a taxable exchange for U.S. federal income tax purposes.

In connection with resales of Exchange Shares, any participating broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, or the Securities Act. The Securities and Exchange Commission, or the SEC, has taken the position that broker-dealers who acquired the Original Shares as a result of market-making or other trading activities may use this prospectus to fulfill their prospectus delivery requirements with respect to the Exchange Shares.

See “Risk Factors” beginning on page 16 of this prospectus for a discussion of certain factors that you should consider before participating in the Exchange Offer.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus is dated          , 2011.

PROSPECTUS SUMMARY	1
RISK FACTORS	16
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	42
USE OF PROCEEDS	44
CAPITALIZATION	45
SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA	47
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	50
THE OFFSHORE DRILLING INDUSTRY	86
BUSINESS	104
MANAGEMENT	128
RELATED PARTY TRANSACTIONS	133
PRINCIPAL SHAREHOLDERS	137
THE EXCHANGE OFFER	138
DESCRIPTION OF EXCHANGE SHARES	144
DIVIDEND POLICY	145
DESCRIPTION OF CAPITAL STOCK	146
REPUBLIC OF THE MARSHALL ISLANDS COMPANY CONSIDERATIONS	150
TAXATION	154
PLAN OF DISTRIBUTION	158
ENFORCEABILITY OF CIVIL LIABILITIES	158
LEGAL MATTERS	159
EXPERTS	159
WHERE YOU CAN FIND MORE INFORMATION	159
OCEAN RIG ASA INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1
OCEAN RIG UDW INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-31
OCEAN RIG UDW INC. UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS	F-98
EX-3.1
EX-3.2
EX-4.2
EX-4.3
EX-5.1
EX-8.1
EX-10.1
EX-10.2
EX-10.3
EX-10.4
EX-10.5
EX-10.10
EX-10.14
EX-10.18
EX-10.19
EX-10.32
EX-10.33
EX-10.34
EX-10.35
EX-10.36
EX-10.37
EX-10.38
EX-10.39
EX-10.40
EX-21.1
EX-23.2
EX-23.3
EX-99.1

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. We encourage you to read carefully the entire registration statement on Form F-4, of which this prospectus is a part, including the information under “Risk Factors” before exchanging your shares. As used throughout this prospectus, the terms “Company,” “Ocean Rig UDW,” “we,” “our” and “us” refer to Ocean Rig UDW Inc. and its subsidiaries except where the context otherwise requires. Unless otherwise indicated, all references to “dollars” and “$” in this prospectus are to, and amounts are presented in, U.S. Dollars. “DryShips” refers to DryShips Inc. (NASDAQ: DRYS), a Marshall Islands corporation and our parent company.

Our Company

We are an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. We seek to utilize our high-specification drilling units to the maximum extent of their technical capability and we believe that we have earned a reputation for operating performance excellence. We currently own and operate two modern, fifth generation ultra-deepwater semi-submersible offshore drilling rigs, the Leiv Eiriksson and the Eirik Raude, and three sixth generation, advanced capability ultra-deepwater drillships, the Ocean Rig Corcovado, the Ocean Rig Olympia and the Ocean Rig Poseidon, delivered in January 2011, March 2011 and July 2011, respectively, by Samsung Heavy Industries Co. Ltd., or Samsung.

We have additional newbuilding contracts with Samsung for the construction of one sixth generation, advanced capability ultra-deepwater drillships, the Ocean Rig Mykonos, and three seventh generation newbuilding drillships, which we refer to as our seventh generation hulls. These four newbuilding drillships are currently scheduled for delivery in September 2011, July 2013, September 2013 and November 2013, respectively. The Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos are “sister-ships” constructed by the same shipyard to the same high-quality vessel design and specifications and are capable of drilling in water depths of 10,000 feet. The design of our seventh generation hulls reflects additional enhancements that, with the purchase of additional equipment, will enable the drillship to drill in water depths of 12,000 feet.

We also have options with Samsung for the construction of up to three additional seventh generation ultra-deepwater drillships at an estimated total project cost, excluding financing costs, of $638.0 million per drillship, based on a shipyard contract price of $570.0 million, costs of approximately $38.0 million for upgrades to the existing drillship specifications and construction-related expenses of $30.0 million. These options are exercisable by us at any time on or prior to January 31, 2012.

We believe that the Ocean Rig Corcovado, the Ocean Rig Olympia and the Ocean Rig Poseidon, as well as our four newbuilding drillships, will be among the most technologically advanced drillships in the world. The S10000E design, used for the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos was originally introduced in 1998 and according to Fearnley Offshore AS, including these four drillships, a total of 45 drillships have been ordered using this base design, which has been widely accepted by customers, of which 24 had been delivered as of July 2011, including the Ocean Rig Corcovado and the Ocean Rig Olympia. Among other technological enhancements, our drillships are equipped with dual activity drilling technology, which involves two drilling systems using a single derrick that permits two drilling-related operations to take place simultaneously. We estimate this technology saves between 15% and 40% in drilling time, depending on the well parameters. Each of our newbuilding drillships will be capable of drilling 40,000 feet at water depths of 10,000 feet or, in the case of our seventh generation hulls, 12,000 feet. We currently have a team of our employees at Samsung overseeing the construction of the four newbuilding drillships to help ensure that those drillships are built on time, to our exact vessel specifications and on budget, as was the case for both the Ocean Rig Corcovado, the Ocean Rig Olympia and the Ocean Rig Poseidon.

The total cost of construction and construction-related expenses for the Ocean Rig Corcovado, Ocean Rig Olympia and the Ocean Rig Poseidon amounted to approximately $754.8 million, $755.3 million and

$788.5 million, respectively. As of July 29, 2011, we had made an aggregate of $448.1 million of construction and construction- related payments for the Ocean Rig Mykonos. Construction-related expenses include equipment purchases, commissioning, supervision and commissions to related parties, excluding financing costs and fair value adjustments. As of July 29, 2011, the remaining total construction and construction-related payments for the Ocean Rig Mykonos was approximately $335.9 million in the aggregate. As of July 29, 2011, we had made an aggregate of $726.7 million of construction and construction-related payments for our three seventh generation hulls and have remaining total construction and construction-related payments relating to these drillships of approximately $1.2 billion in the aggregate.

Our revenue, earnings before interest, taxes, depreciation and amortization, or EBITDA, and net income for the twelve-months ended March 31, 2011 were $434.8 million, $250.8 million and $152.5 million, respectively. We believe EBITDA provides useful information to investors because it is a basis upon which we measure our operations and efficiency. Please see “Selected Historical Consolidated Financial and Other Data” for a reconciliation of EBITDA to net income, the most directly comparable U.S. generally accepted accounting principles, or U.S. GAAP, financial measure.

Our Fleet

Set forth below is summary information concerning our offshore drilling units as of July 29, 2011.

	Year Built
	or		Drilling
	Scheduled	Water Depth	Depth to
	Delivery/	to the	the Oil			Maximum	Drilling
Unit	Generation	Wellhead (ft)	Field (ft)	Customer	Contract Term	Dayrate	Location

Existing Drilling Rigs
Leiv Eiriksson	2001/5th	7,500	30,000	Cairn Energy plc	Q2 2011 — Q4 2011	$560,000	Greenland
				Borders & Southern plc	Q4 2011 — Q2 2012	$530,000	Falkland Islands
Eirik Raude	2002/5th	10,000	30,000	Tullow Oil plc	Q4 2008 — Q4 2011	$665,000	Ghana
Existing Drillships
Ocean Rig Corcovado(A)	2011/6th	10,000	40,000	Cairn Energy plc	Q1 2011 — Q4 2011	$560,000	Greenland
				Petróleo Brasileiro S.A.	Q4 2011 — Q4 2014	$460,000	Brazil
Ocean Rig Olympia(A)	2011/6th	10,000	40,000	Vanco Cote d’Ivoire Ltd. and Vanco Ghana Ltd.	Q2 2011 — Q2 2012	$415,000	West Africa
Ocean Rig Poseidon(A)	2011/6th	10,000	40,000	Petrobras Tanzania Limited	Q3 2011 — Q1 2013	$632,000	Tanzania and West Africa
Newbuilding Drillships
Ocean Rig Mykonos(A)	Q3 2011/6th	10,000	40,000	Petróleo Brasileiro S.A.	Q3 2011 — Q4 2014	$455,000	Brazil
NB #1 (TBN)(A)	Q3 2013/7th	12,000	40,000
NB #2 (TBN)(A)	Q3 2013/7th	12,000	40,000
NB #3 (TBN)(A)	Q3 2013/7th	12,000	40,000
Optional Newbuilding Drillships
NB Option#1(A)		12,000	40,000
NB Option #2(A)		12,000	40,000
NB Option #3(A)		12,000	40,000

(A)	Represents “sister ship” vessels built to the same or similar design and specifications.

Employment of our Fleet

In April 2011, the Leiv Eiriksson commenced a contract with a term of approximately six months with Cairn Energy plc, or Cairn, for drilling operations in Greenland at a maximum operating dayrate of $560,000 and a mobilization fee of $7.0 million plus fuel costs. The contract period is scheduled to expire on October 31, 2011, subject to our customer’s option to extend the contract period through November 30, 2011. Following the expiration of its contract with Cairn, the Leiv Eiriksson is scheduled to commence a contract with Borders & Southern for drilling operations offshore the Falkland Islands at a maximum operating dayrate of $530,000 and a $3.0 million fee payable upon commencement of mobilization as well as mobilization and demobilization fees, including fuel costs, of $15.4 million and $12.6 million, respectively. The contract was originally a two-well program at a maximum dayrate of $540,000; however, on May 19, 2011, Borders & Southern exercised its option to extend the contract to drill an additional two wells, which it assigned to Falkland Oil and Gas Limited, or Falkland Oil and Gas, and the maximum dayrate decreased to $530,000. Borders & Southern has the option to further extend this contract to drill an additional fifth well, in which case the dayrate would increase to $540,000. The estimated duration for the four-well contract, including mobilization/demobilization periods, is approximately 230 days, and we estimate that the optional period to drill the additional fifth well would extend the contract term by approximately 45 days.

The Eirik Raude is employed under a contract with Tullow Oil plc, or Tullow Oil, which we refer to as the Tullow Oil contract, for development drilling offshore of Ghana at a weighted average dayrate of $637,000, based upon 100% utilization. On February 15, 2011, the dayrate increased to a maximum of $665,000, which rate will be effective until expiration of the contract in October 2011.

The Ocean Rig Corcovado is employed under a contract with Cairn for a period of approximately ten months, under which the drillship commenced drilling and related operations in Greenland in May 2011 at a maximum operating dayrate of $560,000. In addition, we are entitled to a mobilization fee of $17.0 million, plus fuel costs, and winterization upgrading costs of $12.0 million, plus coverage of yard stay costs at $200,000 per day during the winterization upgrade. The contract period is scheduled to expire on October 31, 2011, subject to our customer’s option to extend the contract period through November 30, 2011. On May 12, 2011, we were awarded a three-year contract with Petróleo Brasileiro S.A., or Petrobras Brazil, for the Ocean Rig Corcovado for drilling operations offshore Brazil at a maximum dayrate of $460,000, plus a mobilization fee of $30.0 million. The contract is scheduled to commence upon the expiration of the drillship’s contract with Cairn. We expect to finalize the contract in the third quarter of 2011.

The Ocean Rig Olympia is employed under contracts to drill a total of five wells with Vanco Cote d’Ivoire Ltd. and Vanco Ghana Ltd., which we collectively refer to as Vanco, for exploration drilling offshore of Ghana and Cote d’Ivoire at a maximum operating dayrate of $415,000 and a daily mobilization rate of $180,000, plus fuel costs. The aggregate contract term is for approximately one year, subject to our customer’s option to extend the term at the same dayrate for (i) one additional well, (ii) one additional year or (iii) one additional well plus one additional year. Vanco is required to exercise the option no later than the date on which the second well in the five-well program reaches its target depth.

The Ocean Rig Poseidon commenced a contract with Petrobras Tanzania Limited, or Petrobras Tanzania, a company related to Petrobras Oil & Gas B.V., or Petrobras Oil & Gas, on July 29, 2011 for drilling operations in Tanzania and West Africa for a period of 544 days, plus a mobilization period, at a maximum dayrate of $632,000, including a bonus of up to $46,000. In addition, we are entitled to receive a separate dayrate of $422,500 for up to 60 days during relocation and a mobilization dayrate of $317,000, plus the cost of fuel. The Ocean Rig Poseidon is currently earning mobilization fees under the contract. Drilling operations have not commenced.

On May 12, 2011, we were awarded a three-year contract with Petrobras Brazil for the Ocean Rig Mykonos for drilling operations offshore Brazil at a maximum dayrate of $455,000, plus a mobilization fee of $30.0 million. The contract is scheduled to commence in the third quarter of 2011. We expect to finalize the contract in the third quarter of 2011.

We have not arranged employment for our three seventh generation hulls, which are scheduled to be delivered in July 2013, September 2013 and November 2013, respectively. In addition, suitable employment for the Ocean Rig Mykonos is a condition to our ability to draw under the credit facility to finance the remaining installment payments for this drillship. While the contract with Petrobras Brazil for the Ocean Rig Mykonos does not satisfy the minimum dayrates and terms required under this credit facility, our lenders have agreed to amend the terms of the credit facility, subject to the completion of definitive documentation, based on the Petrobras Brazil contract to allow for full draw downs to finance the remaining installment payments for the Ocean Rig Mykonos and the release of the cash collateral deposited for the drillship.

Option to Purchase Additional New Drillships

On November 22, 2010, DryShips, our parent company, entered into a contract with Samsung that granted DryShips options for the construction of up to four additional ultra-deepwater drillships, which would be “sister-ships” to the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos with certain upgrades to vessel design and specifications. The option agreement required DryShips to pay a non-refundable slot reservation fee of $24.8 million per drillship. The option agreement was novated by DryShips to us on December 30, 2010, at a cost of $99.0 million, which we paid from the net proceeds of a private offering of our common shares that we completed in December 2010. In addition, we paid additional deposits totaling $20.0 million to Samsung in the first quarter of 2011 to maintain favorable costs and yard slot timing under the option contract.

On May 16, 2011, we entered into an addendum to the option contract with Samsung, pursuant to which Samsung granted us the option for the construction of up to two additional ultra-deepwater drillships, which would be “sister-ships” to our drillships and our seventh generation hulls, with certain upgrades to vessel design and specifications. We did not pay slot reservation fees in connection with our entry into this addendum.

As of the date of this prospectus, we have exercised three of the six options and, as a result, have entered into shipbuilding contracts for our seventh generation hulls with deliveries scheduled in July 2013, September 2013 and November 2013, respectively. We made payments of $632.4 million to the shipyard in the second quarter of 2011 in connection with our exercise of the three newbuilding drillship options. The estimated total project cost per drillship is $638.0 million, which consists of $570.0 million of construction costs, costs of approximately $38.0 million for upgrades to the existing drillship specifications and construction-related expenses of $30.0 million. These upgrades include a 7 ram blowout preventer, or BOP, a dual mud system and, with the purchase of additional equipment, the capability to drill up to 12,000 feet water depth.

We may exercise the three remaining newbuilding drillship options at any time on or prior to January 31, 2012, with vessel deliveries ranging from the first to the third quarter of 2014, depending on when the options are exercised. We estimate the total project cost, excluding financing costs, for the remaining three optional drillships to be $638.0 million per drillship, based on the construction and construction-related expenses for our seventh generation hulls described above.

As part of the novation of the contract described above, the benefit of the slot reservation fees passed to us. The amount of the slot reservation fees for the seventh generation hulls has been applied towards the drillship contract prices and the amount of the slot reservation fees applicable to one of the remaining three newbuilding drillship options will be applied towards the drillship contract price if the option is exercised.

Management of our Drilling Units

Our existing drilling rigs, the Leiv Eiriksson and the Eirik Raude, are managed by Ocean Rig AS, our wholly-owned subsidiary. Ocean Rig AS also provides supervisory management services, including onshore management, to the Ocean Rig Corcovado and the Ocean Rig Olympia and our newbuilding drillships pursuant to separate management agreements entered into with each of the drillship-owning subsidiaries. Under the terms of these management agreements, Ocean Rig AS, through its offices in Stavanger, Norway, Aberdeen, United Kingdom and Houston, Texas, is responsible for, among other things, (i) assisting in construction contract technical negotiations, (ii) securing contracts for the future employment of the drillships, and (iii) providing commercial, technical and operational management for the drillships.

Pursuant to the Global Services Agreement between DryShips and Cardiff Marine Inc., or Cardiff, a related party, effective December 21, 2010, DryShips has engaged Cardiff to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by us. Under the Global Services Agreement, Cardiff, or its subcontractor, will (i) provide consulting services related to identifying, sourcing, negotiating and arranging new employment for offshore assets of DryShips and its subsidiaries, including our drilling units and (ii) identify, source, negotiate and arrange the sale or purchase of the offshore assets of DryShips and its subsidiaries, including our drilling units. The services provided by Ocean Rig AS and Cardiff overlap mainly with respect to negotiating shipyard orders and providing marketing for potential contractors. Cardiff has an established reputation within the shipping industry, and has developed expertise and a network of strong relationships with shipbuilders and oil companies, which supplement the management capabilities of Ocean Rig AS. We may benefit from services provided in accordance the Global Services Agreement. See “Business — Management of our Drilling Units — Global Services Agreement.”

Our Competitive Strengths

We believe that our prospects for success are enhanced by the following aspects of our business:

Proven track record in ultra-deepwater drilling operations.  We have a well-established record of operating drilling equipment with a primary focus on ultra-deepwater offshore locations and harsh environments. Established in 1996, we employed 1,036 people as of July 29, 2011, and have gained significant experience operating in challenging environments with a proven track record for operations excellence through our completion of 95 wells. We capitalize on our high-specification drilling units to the maximum extent of their technical capability, and we believe that we have earned a reputation for operating performance excellence. We have operated the Leiv Eiriksson since 2001 and the Eirik Raude since 2002. From February 24, 2010 through February 3, 2011, the Leiv Eiriksson performed drilling operations in the Black Sea under its contract with Petrobras Oil & Gas, which we refer to as the Petrobras contract, and achieved a 91% earnings efficiency. The Eirik Raude has been operating in deep water offshore of Ghana under the Tullow Oil contract and achieved a 98% earnings efficiency for the period beginning October 2008, when the rig commenced the contract, through March 31, 2011.

Technologically advanced deepwater drilling units.  According to Fearnley Offshore AS, the Leiv Eiriksson and the Eirik Raude are two of only 15 drilling units worldwide as of July 2011 that are technologically equipped to operate in both ultra-deepwater and harsh environments. Additionally, each of our drillships will be either a sixth or seventh generation, advanced capability, ultra-deepwater drillship built based on a proven design that features full dual derrick enhancements. The Ocean Rig Corcovado and the Ocean Rig Olympia have, and the newbuilding drillships will have, the capacity to drill 40,000 feet at water depths of 10,000 feet or, in the case of our seventh generation hulls, 12,000 feet. One of the key benefits of each of our drillships is its dual activity drilling capabilities, which involves two drilling systems that use a single derrick and which permits two drilling-related operations to take place simultaneously. We estimate that this capability reduces typical drilling time by approximately 15% to 40%, depending on the well parameters, resulting in greater utilization and cost savings to our customers. According to Fearnley Offshore AS, of the 34 ultra-deepwater drilling units to be delivered worldwide in 2011, only 11 are expected to have dual activity drilling capabilities, including our four drillships. As a result of the Deepwater Horizon offshore drilling accident in the Gulf of Mexico in April 2010, in which we were not involved, we believe that independently and nationally owned oil companies and international governments will increase their focus on safety and the prevention of environmental disasters and, as a result, we expect that high quality and technologically advanced drillships such as ours will be in high demand and at the forefront of ultra-deepwater drilling activity.

Long-term blue-chip customer relationships.  Since the commencement of our operations, we have developed relationships with large independent oil producers such as Chevron Corporation, or Chevron, Exxon Mobil Corporation, or ExxonMobil, Petrobras Oil & Gas, Royal Dutch Shell plc, or Shell, BP plc,

or BP, Total S.A., or Total, Statoil ASA, or Statoil, and Tullow Oil. Together with our predecessor, Ocean Rig ASA, we have drilled 95 wells in 12 countries for 19 clients, including those listed above. Currently, we have employment contracts with Petrobras Oil & Gas, Petrobras Tanzania, Petrobras Brazil, Tullow Oil, Borders & Southern, Cairn and Vanco. We believe these strong customer relationships stem from our proven track record for dependability and for delivering high-quality drilling services in the most extreme operating environments. Although our former clients are not obligated to use our services, we expect to use our relationships with our current and former customers to secure attractive employment contracts for our drilling units.

High barriers to entry.  There are significant barriers to entry in the ultra-deepwater offshore drilling industry. Given the technical expertise needed to operate ultra-deepwater drilling rigs and drillships, operational know-how and a track record of safety play an important part in contract awards. The offshore drilling industry in some jurisdictions is highly regulated, and compliance with regulations requires significant operational expertise and financial and management resources. With the negative press around the Deepwater Horizon drilling rig accident, we expect regulators worldwide to implement more stringent regulations and oil companies to place a premium on drilling firms with a proven track record for safety. There are also significant capital requirements for building ultra-deepwater drillships. Further, there is limited shipyard availability for new drillships and required lead times are typically in excess of two years. Additionally, due to the recent financial crisis, access to bank lending, the traditional source for ship and offshore financing, has become constrained. According to Fearnley Offshore AS, as of July 2011 there were 85 ultra-deepwater drilling units in operation with another 62 under construction, including our the Ocean Rig Poseidon and our four newbuilding drillships.

Anticipated strong free cash flow generation.  Based on current and expected supply and demand dynamics in ultra-deepwater drilling, we expect dayrates to be above our estimated daily cash breakeven rate, based on estimated daily operating costs, general and administrative costs and debt service requirements, thereby generating substantial free cash flow going forward. According to Fearnley Offshore AS, the most recent charterhire in the industry for a modern ultra-deepwater drillship or rig (June 2011) was at a gross dayrate of $450,000 for a two-year contract commencing in the third quarter of 2012. Once drilling operations have commenced with the Ocean Rig Poseidon under the contract with Petrobras Tanzania, our five-unit fleet will generate a maximum average dayrate of $560,000.

Leading shipbuilder constructing our newbuildings.  Only a limited number of shipbuilders possess the necessary construction and underwater drilling technologies and experience to construct drillships. The Ocean Rig Corcovado, the Ocean Rig Olympia and the Ocean Rig Poseidon were, and our four newbuilding drillships are being, built by Samsung, which is one of the world’s largest shipbuilders in the high-tech and high-value shipbuilding sectors, which include drillships, ultra-large container ships, liquefied natural gas carriers and floating production storage and offshore units, or FPSOs. According to Fearnley Offshore AS, of the 74 drillships ordered on a global basis since 2005, Samsung has delivered or will deliver 40, representing a 54% market share. To date, construction of our newbuilding drillships has progressed on time and on budget.

Experienced management and operations team.  We have an experienced management and operations team with a proven track record and an average of 24 years of experience in the offshore drilling industry. Many of the core members of our management team have worked together since 2006, and certain members of our management team have worked at leading oil-related and shipping companies such as ExxonMobil, Statoil, Transocean Ltd., ProSafe and Smedvig (acquired by Seadrill Limited). In addition to the members of the management team, we had at July 29, 2011, 38 employees of the Company overseeing construction of our newbuilding drillships and will have highly trained personnel operating the drillships once they are delivered from the yard. We also had at July 29, 2011 an onshore team of 106 people in management functions as well as administrative and technical staff and support functions, ranging from marketing, human resources, accounting, finance, technical support and health, environment, safety and quality, or HES&Q. We believe the focus and dedication of our personnel in each step of the process, from design to construction to operation, has contributed to our track record of safety and consistently strong operational performance.

Business Strategy

Our business strategy is predicated on becoming a leading company in the offshore ultra-deepwater drilling industry and providing customers with safe, high quality service and state-of-the-art drilling equipment. The following outlines the primary elements of this strategy:

Create a “pure play” model in the ultra-deepwater and harsh environment markets.  Our mission is to become the preferred offshore drilling contractor in the ultra-deepwater and harsh environment regions of the world and to deliver excellent performance to our clients by exceeding their expectations for operational efficiency and safety standards. We believe the Ocean Rig Corcovado, the Ocean Rig Olympia and the Ocean Rig Poseidon are, and our four newbuilding drillships will be, among the most technologically advanced in the world. We currently have an option to purchase up to three additional newbuilding drillships and we intend to grow our fleet over time in order to continue to meet our customers’ demands while optimizing our fleet size from an operational and logistical perspective.

Capitalize on the operating capabilities of our drilling units.  We plan to capitalize on the operating capabilities of our drilling units by entering into attractive employment contracts. The focus of our marketing effort is to maximize the benefits of the drilling units’ ability to operate in ultra-deepwater drilling locations. As described above, the Leiv Eiriksson and Eirik Raude are two of only 15 drilling units worldwide as of July 2011 that are technologically equipped to operate in both ultra-deepwater and harsh environments, and our drillships will have the capacity to drill 40,000 feet at water depths of 10,000 feet or, in the case of our seventh generation hulls, 12,000 feet with dual activity drilling capabilities. We aim to secure firm employment contracts for the drilling units at or near the highest dayrates available in the industry at that time while balancing appropriate contract lengths. As we work towards our goal of securing firm contracts for our drilling units at attractive dayrates, we believe we will be able to differentiate ourselves based on our prior experience operating drilling rigs and our safety record.

Maintain high drilling units utilization and profitability.  We have a proven track record of optimizing equipment utilization. Until February 2011, the Leiv Eiriksson was operating in the Black Sea under the Petrobras contract and maintained a 91% earnings efficiency from February 24, 2010 through February 3, 2011, for the period it performed drilling operations under the contract. The Eirik Raude has been operating offshore of Ghana under the Tullow Oil contract and maintained a 98% earnings efficiency from October 2008, when it commenced operations under the contract, through March 31, 2011. We aim to maximize the revenue generation of our drilling units by maintaining our track record of high drilling unit utilization as a result of the design capabilities of our drilling units that can operate in harsh environmental conditions.

Capitalize on favorable industry dynamics.  We believe the demand for offshore deepwater drilling units will be positively affected by increasing global demand for oil and gas and increased exploration and development activity in deepwater markets. The International Energy Agency, or the IEA, projected that oil demand for 2010 increased by 3.4% compared to 2009 levels, and that oil demand will further increase to 89.2 million barrels per day in 2011, an increase of 1.5% compared to 2010 levels. As the Organization for Economic Co-operation and Development, or OECD, countries resume their growth and the major non-OECD countries continue to develop, led by China and India, oil demand is expected to grow. We believe it will become increasingly difficult to find the incremental barrels of oil needed, due to depleting existing oil reserves. This is expected to force oil companies to continue to explore for oil farther offshore for growing their proven reserves. According to Fearnley Offshore AS, from 2005 to 2010, the actual spending directly related to ultra-deepwater drilling units increased from $4.7 billion to $19.0 billion, a compound average growth rate, or CAGR, of 32.2%.

Continue to prioritize safety as a key focus of our operations.  We believe safety is of paramount importance to our customers and a key differentiator for us when securing drilling contracts from our customers. We have a zero incident philosophy embedded in our corporate culture, which is reflected in our policies and procedures. Despite operating under severely harsh weather conditions, we have a proven track record of high efficiency deepwater and ultra-deepwater drilling operations. We employed

1,036 people as of July 29, 2011 and have been operating ultra-deepwater drilling rigs since 2001. We have extensive experience working in varying environments and regulatory regimes across the globe, including Eastern Canada, Angola, Congo, Ireland, the Gulf of Mexico, the U.K., West of Shetlands, Norway, including the Barents Sea, Ghana and Turkey.

Both of our drilling rigs and one of our drillships, the Ocean Rig Corcovado, have a valid and updated safety case under U.K. Health and Safety Executive, or HSE, regulations, and both of our drilling rigs hold a Norwegian sector certificate of compliance (called an Acknowledgement of Compliance), which evidences that the rigs and our management system meet the requirements set by the U.K. and Norwegian authorities.

We believe that this safety record has enabled us to hire and retain highly-skilled employees, thereby improving our overall operating and financial performance. We expect to continue our strong commitment to safety across all of our operations by investing in the latest technologies, performing regular planned maintenance on our drilling units and investing in the training and development of new safety programs for our employees.

Implement and sustain a competitive cost structure.  We believe that we have a competitive cost structure due to our operating experience and successful employee retention policies and that our retention of highly-skilled personnel leads to significant transferable experience and knowledge of drilling rig operation through deployment of seasoned crews across our fleet. By focusing on the ultra-deepwater segment, we believe that we are able to design and implement best-in-class processes to streamline our operations and improve efficiency. As we grow, we hope to benefit from significant economies of scale due to an increased fleet size and a fleet of “sister-ships” to our drillships, where we expect to benefit from the standardization of these drilling units, resulting in lower training and operating costs. In addition, our drillships have high-end specifications, including advanced technology and safety features, and, therefore, we expect that the need for upgrades will be limited in the near term. We expect the increase from five to nine drilling units to enable us to bring more than one unit into a drilling region in which we operate. To the extent we operate more than one drilling unit in a drilling region, we expect to benefit from economies of scale and improved logistic coordination managing more units from the same onshore bases.

Risk Factors

We face a number of risks associated with our business and industry and must overcome a variety of challenges to utilize our strengths and implement our business strategy. These risks include, among others, changes in the offshore drilling market, including supply and demand, utilization rates, dayrates, customer drilling programs, and commodity prices; a downturn in the global economy; hazards inherent in the drilling industry and marine operations resulting in liability for personal injury or loss of life, damage to or destruction of property and equipment, pollution or environmental damage; inability to comply with loan covenants; inability to finance shipyard and other capital projects; and inability to successfully employ our drilling units.

This is not a comprehensive list of risks to which we are subject, and you should carefully consider all the information in this prospectus in connection with your ownership of our common shares. In particular, we urge you to carefully consider the risk factors set forth in the section of this prospectus entitled “Risk Factors” beginning on page 16.

Industry Overview

In recent years, the international drilling market has seen an increasing trend towards deep and ultra-deepwater oil and gas exploration. As shallow water resources mature, deep and ultra-deepwater regions are expected to play an increasing role in offshore oil and gas production. According to Fearnley Offshore AS, the ultra-deepwater market has seen rapid development over the last six years, with dayrates increasing from approximately $180,000 in 2004 to above $600,000 in 2008, before declining to a level of approximately $453,000 in July 2011. The ultra-deepwater market rig utilization rate has been stable above 80% since 2000 and above 97% since 2006. The operating units capable of drilling in ultra-deepwater depths of greater than 7,500 feet consist mainly of fifth- and sixth-generation units, but also include certain older upgraded units. The in-service fleet as of July 2011 totaled 85 units, and is expected to grow to 147 units upon the scheduled delivery of the current newbuild orderbook by the middle of 2014. Historically, an increase in supply has caused a decline in utilization and dayrates until drilling units are absorbed into the market. Accordingly, dayrates have been very cyclical. We believe that the largest undiscovered offshore reserves are mostly located in ultra-deepwater fields and primarily located in the “golden triangle” between West Africa, Brazil and the Gulf of Mexico. The location of these large offshore reserves has resulted in more than 90% of the floater orderbook being represented by ultra-deepwater units. Furthermore, due to increased focus on technically challenging operations and the inherent risk of developing offshore fields in ultra-deepwater, particularly in light of the Deepwater Horizon oil spill in the Gulf of Mexico, oil companies have already begun to show a preference for modern units more capable of drilling in these harsh environments. See “The Offshore Drilling Industry.”

Dividend Policy

Our long-term objective is to pay a regular dividend in support of our main objective to maximize shareholder returns. However, we have not paid any dividends in the past and we are currently focused on the development of capital intensive projects in line with our growth strategy and this focus will limit any dividend payment in the medium term. Furthermore, since we are a holding company with no material assets other than the shares of our subsidiaries through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries distributing their earnings and cash flow to us. Some of our other loan agreements limit or prohibit our subsidiaries’ ability to make distributions without the consent of our lenders.

Any future dividends declared will be at the discretion of our board of directors and will depend upon our financial condition, earnings and other factors, including the financial covenants contained in our loan agreements and our 9.5% senior unsecured notes due 2016. Our ability to pay dividends is also subject to Marshall Islands law, which generally prohibits the payment of dividends other than from operating surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend. In addition, under our $800.0 million senior secured term loan agreement, which matures in 2016, we are prohibited from paying dividends without the consent of our lenders.

Corporate Structure

Ocean Rig UDW is a corporation incorporated under the laws of the Republic of the Marshall Islands on December 10, 2007 under the name Primelead Shareholders Inc. Primelead Shareholders Inc. was formed in December 2007 for the purpose of acquiring the shares of our predecessor, Ocean Rig ASA, which was incorporated in September 1996 under the laws of Norway. Ocean Rig UDW acquired control of Ocean Rig ASA on May 14, 2008. Prior to the private placement of our common shares in December 2010, we were a wholly-owned subsidiary of DryShips. As of the date of this prospectus, DryShips owns approximately 78% of our outstanding common shares. Each of our drilling units is owned by a separate wholly-owned subsidiary. For further information concerning our organizational structure, please see “Business — Corporate Structure.”

We maintain our principal executive offices at 10 Skopa Street, Tribune House, 2nd Floor, Office 202, CY 1075, Nicosia, Cyprus and our telephone number at that address is 011 357 22767517. Our website is located at www.ocean-rig.com. The information on our website is not a part of this prospectus.

Private Offering of Common Shares

On December 21, 2010, we completed the sale of an aggregate of 28,571,428 of our common shares (representing approximately 22% of our outstanding common stock) in an offering made to both non-United States persons in Norway in reliance on Regulation S under the Securities Act and to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act. We refer to this offering as the “private offering.” We are offering to exchange an aggregate of 25,667,600 registered shares of common stock for an equivalent number of unregistered common shares issued in the private offering. A company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, purchased 2,869,428 common shares, or 2.38% of our outstanding common shares, in the private offering at the offering price of $17.50 per share. We received approximately $488.3 million of net proceeds from the private offering, of which we used

$99.0 million to purchase an option contract from DryShips, our parent company, for the construction of up to four additional ultra-deepwater drillships as described above. We applied the remaining proceeds to partially fund remaining installment payments for our newbuilding drillships and for general corporate purposes.

Recent Developments

During April 2011, we borrowed an aggregate of $48.1 million from DryShips through shareholder loans for capital expenditures and general corporate purposes. On April 20, 2011, these intercompany loans, along with shareholder loans of $127.5 million that we borrowed from DryShips in March 2011, were fully repaid.

On April 15, 2011, we held a special shareholders meeting at which our shareholders approved proposals (i) to adopt our second amended and restated articles of incorporation; and (ii) to designate the class of each member of our board of directors and related expiration of term of office.

On April 18, 2011, we entered into an $800 million senior secured term loan agreement to partially finance the construction costs of the Ocean Rig Corcovado and the Ocean Rig Olympia. On April 20, 2011, we drew down the full amount of this facility and prepaid our $325.0 million short-term loan agreement.

On April 18, 2011, we exercised the first of our six newbuilding drillship options under our option contract with Samsung and, as a result, entered into a shipbuilding contract for one of our seventh generation hulls and paid $207.6 million to the shipyard on April 20, 2011.

On April 27, 2011, we entered into an agreement with the lenders under our two $562.5 million loan agreements, which we refer to as our two Deutsche Bank credit facilities, to restructure these facilities. As a result of this restructuring: (i) the maximum amount permitted to be drawn is reduced from $562.5 million to $495.0 million under each facility; (ii) in addition to the guarantee already provided by DryShips, we provided an unlimited recourse guarantee that includes certain financial covenants; (iii) we are permitted to draw under the facility with respect to the Ocean Rig Poseidon based upon the employment of the drillship under its drilling contract with Petrobras Tanzania, and on April 27, 2010, the cash collateral deposited for this vessel was released; and (iv) we will be permitted to draw under the facility to finance the Ocean Rig Mykonos if we have obtained suitable employment for the drillship no later than August 2011. While the contract with Petrobras Brazil for the Ocean Rig Mykonos does not satisfy the minimum dayrates and terms required under the facility for the construction of the Ocean Rig Mykonos, our lenders have agreed to amend the terms of the credit facility, subject to the completion of definitive documentation, based on the Petrobras Brazil contract to allow for full draw downs to finance the remaining installment payments for the Ocean Rig Mykonos and the release of the cash collateral deposited for the drillship. We expect to complete definitive documentation to amend this credit facility in August 2011. We expect that the amendment to the credit facility will provide that full draw downs and the release of the cash collateral deposited for the drillship will be permitted provided that the Petrobras Brazil contract remains in full force and effect. Our lenders have also agreed to amend the credit facility to allow for the Ocean Rig Mykonos to be re-employed six months, in lieu of 12 months, prior to the expiration of the Petrobras Brazil contract. We expect that all other material terms of the credit facility will remain unchanged.

On April 27, 2011, we issued $500.0 million aggregate principal amount of our 9.5% senior unsecured notes due 2016 offered in a private placement. The net proceeds of the offering of approximately $487.5 million are expected to be used to finance our newbuilding drillships program and for general corporate purposes.

On April 27, 2011, we exercised the second of six newbuilding drillship options under our option contract with Samsung and, as a result, entered into a shipbuilding contract for the second of our seventh generation hulls and paid $207.4 million to the shipyard on May 5, 2011.

On May 3, 2011, following the approval by our board of directors and shareholders, we amended and restated our amended and restated articles of incorporation, among other things, to increase our authorized share capital to 1,000,000,000 common shares and 500,000,000 shares of preferred stock, each with a par value of $0.01 per share.

On May 5, 2011, we terminated our contract with Borders & Southern for the Eirik Raude for drilling operations offshore the Falkland Islands and entered into a new contract with Borders & Southern for the Leiv Eiriksson on the same terms as the original contract for the Eirik Raude with exceptions for the fees payable upon mobilization and demobilization and certain other terms specific to the Leiv Eiriksson, including off-hire dates, period surveys and technical specifications.

On May 12, 2011, we were awarded contracts with Petrobras Brazil for the Ocean Rig Corcovado and the Ocean Rig Mykonos for drilling operations offshore Brazil. The term of each contract is 1,095 days, with a total combined value of $1.1 billion. The contract for the Ocean Rig Mykonos is scheduled to commence directly after delivery of the drillship in September 2011 and the contract for the Ocean Rig Corcovado is scheduled to commence upon the expiration of the drillship’s current contract with Cairn. We expect to finalize the contracts in the third quarter of 2011.

On May 16, 2011, we entered into an addendum to our option contract with Samsung, pursuant to which Samsung granted us the option for the construction of up to two additional ultra-deepwater drillships, for a total of up to six additional ultra-deepwater drillships, which would be “sister-ships” to our drillships and our seventh generation hulls, with certain upgrades to vessel design and specifications. Pursuant to the addendum, the two additional newbuilding drillship options and the remaining drillship option under the original contract may be exercised at any time on or prior to January 31, 2012.

On May 19, 2011, Borders & Southern exercised its option to drill an additional two wells under its contract with us for the Leiv Eiriksson. Borders & Southern assigned the two optional wells to Falkland Oil and Gas. The maximum operating dayrate under the contract, which was originally $540,000, decreased to $530,000 as a result of the exercise of the optional wells. Borders & Southern has a further option under the contract to drill a fifth well, for which, if exercised, the dayrate would be $540,000.

On May 20, 2011, we paid $10.0 million to Samsung in exchange for Samsung’s agreement to deliver the third optional newbuilding drillship by November 2013 if we exercise our option to construct the drillship by November 22, 2011 under our contract with Samsung.

On June 23, 2011, we exercised the third of our six newbuilding drillship options under our option contract with Samsung and, as a result, entered into a shipbuilding contract for the third of our seventh generation hulls and paid $207.4 million to the shipyard.

On July 26, 2011, DryShips and OceanFreight Inc. (NASDAQ: OCNFD), or OceanFreight, the owner of a fleet of six drybulk vessels (four Capesize and two Panamax) and five newbuilding Very Large Ore Carriers to be delivered in 2012 and 2013, entered into a definitive agreement for DryShips to acquire the outstanding shares of OceanFreight for consideration per share of $19.85, consisting of $11.25 in cash and 0.52326 of a share of common stock of Ocean Rig UDW. The Ocean Rig UDW common shares that will be received by the OceanFreight shareholders will be from currently outstanding shares held by DryShips. Based on the July 25, 2011 closing price of 89.00 NOK ($16.44) for the common shares of Ocean Rig UDW on the Norwegian OTC market, the transaction consideration reflects a total equity value for OceanFreight of approximately $118 million and a total enterprise value of approximately $239 million, including the assumption of debt. The transaction has been approved by the boards of directors of DryShips and OceanFreight, by the audit committee of the board of directors of DryShips, which negotiated the proposed transaction on behalf of DryShips, and by a special committee of independent directors of OceanFreight established to negotiate the proposed transaction on behalf of OceanFreight. The shareholders of OceanFreight, other than entities controlled by Mr. Anthony Kandylidis, the Chief Executive Officer of OceanFreight, will receive the consideration for their shares pursuant to a merger of OceanFreight with a subsidiary of DryShips. The completion of the merger is subject to customary conditions, including clearance by the SEC of a registration statement to be filed by Ocean Rig UDW to register the shares being paid by DryShips in the merger and the listing of those shares on the NASDAQ Global Select Market. The cash portion of the consideration is to be financed from DryShips’ existing cash resources and is not subject to any financing contingency. The merger is expected to close in the fourth quarter of 2011.

Simultaneously with the execution of the definitive merger agreement described above, DryShips, entities controlled by Mr. Anthony Kandylidis and OceanFreight, entered into a separate purchase agreement. Under this agreement, DryShips will acquire from the entities controlled by Mr. Kandylidis all their OceanFreight shares, representing a majority of the outstanding shares of OceanFreight, for the same consideration per share that the OceanFreight shareholders will receive in the merger. This acquisition is scheduled to close four weeks from the execution of the merger agreement, subject to satisfaction of certain conditions. DryShips intends to vote the OceanFreight shares so acquired in favor of the merger, which requires approval by a majority vote. Mr. Kandylidis is the son of one of the directors of DryShips and the nephew of Mr. George Economou. The Ocean Rig UDW shares to be paid by DryShips to the entities controlled by Mr. Kandylidis will be subject to a six-month lock-up period.

On July 28, 2011, we took delivery of our newbuilding drillship, the Ocean Rig Poseidon, the third of our four sixth-generation, advanced capability ultra-deepwater sister drillships that are being constructed by Samsung. In connection with the delivery of the Ocean Rig Poseidon, the final yard installment of $309.3 million was paid, which was financed with additional drawdowns in July 2011 under the Deutsche Bank credit facility for the construction of the Ocean Rig Poseidon totaling $308.2 million.

We have been advised that the Board of Directors of DryShips intends to partially spin off Ocean Rig UDW to its shareholders by means of a dividend to DryShips’ shareholders of a fraction of a share of Ocean Rig UDW common stock for each outstanding common share of DryShips, which we refer to as the Spin Off. We have been advised that it is expected that DryShips will spin off approximately $50.0 million, or approximately 2.0% based on an approximate value of $16.85 per share on the Norwegian OTC market as of July 29, 2011, of our outstanding shares that it owns. We have been advised that DryShips intends to conduct the Spin Off in order to satisfy the initial listing criteria of the NASDAQ Global Select Market, which require that we have a minimum number of round lot shareholders (shareholders who own 100 or more shares), and thereby increase the liquidity of our common shares. We believe that listing our common shares on the NASDAQ Global Select Market and thereby increasing the liquidity of our common shares will benefit our shareholders by improving the ability of our shareholders to monetize their investment by selling our common shares, reduce volatility in the market price of our common shares, enhance our ability to access the capital markets and increase the likelihood of attracting coverage by research analysts which, in turn, would provide additional information to shareholders upon which to base an investment decision. The Spin Off, which is expected to occur in the third quarter of 2011, will not require any action on the part of DryShips’ shareholders. In connection with the Spin Off, we have applied to have our common shares listed for trading on the NASDAQ Global Select Market; however we cannot assure you that the Spin Off will be completed or that our common shares will be approved for listing on the NASDAQ Global Select Market.

SUMMARY OF THE EXCHANGE OFFER

Issuer	Ocean Rig UDW Inc., a corporation formed under the laws of the Republic of the Marshall Islands.

Background	In December 2010, we completed the offering of an aggregate of 28,571,428 common shares (representing 22% of our outstanding common stock) in our private offering.

Offer to Exchange Original Shares for Exchange Shares	Under the terms of the Exchange Offer, you are entitled to exchange the Original Shares for Exchange Shares. All Original Shares that are validly tendered and not validly withdrawn prior to the expiration of the Exchange Offer will be exchanged promptly. Any Original Shares not accepted for tender for any reason will be returned promptly after termination or expiration of the Exchange Offer.

Any holder electing to have Original Shares exchanged pursuant to this Exchange Offer must properly tender such holder’s Original Shares for Exchange Shares prior to 5:00 p.m. New York City time (11:00 p.m. Oslo time) on the Expiration Date, as defined below.

The Exchange Offer is not being made to, nor will we accept surrenders of Original Shares for exchange from, holders of Original Shares in any jurisdiction in which the Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of the jurisdiction, nor to any person or entity to whom it is unlawful to make such offer.

Affiliates of ours (within the meaning of Rule 405 under the Securities Act), may not participate in the Exchange Offer.

Procedures for Tendering Original Shares	If you wish to tender your Original Shares for exchange in the Exchange Offer, you must instruct the Norwegian Exchange Agent to tender the Original Shares on your behalf, and you must send to the Norwegian Exchange Agent, on or before the Expiration Date, a properly completed and executed letter of transmittal, which has been provided to you with this prospectus and any other documentation requested by the letter of transmittal.

If you beneficially own Original Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your Original Shares in the Exchange Offer, you should contact the registered holder promptly and instruct it to tender on your behalf accordingly.

Expiration Date	The Exchange Offer will remain open for at least 20 full business days and will expire at 5:00 p.m., New York City time (11:00 p.m. Oslo time), on , 2011, unless extended by us at our sole discretion, or the Expiration Date.

Resales of Exchange Shares	We believe that the Exchange Shares may be offered for resale, resold or otherwise transferred by you (unless you are an “affiliate” of ours within the meaning of Rule 405 of the Securities Act)

without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

• You acquire the Exchange Shares in the ordinary course of business; and

• You are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate in the distribution of the Exchange Shares.

If any of the foregoing is not true and you transfer any Exchange Shares without delivering a prospectus meeting the requirements of the Securities Act and without an exemption for the transfer of your Exchange Shares from such requirements, you may incur liability under the Securities Act. We do not assume or indemnify you against such liability. If you are a broker-dealer and receive Exchange Shares for your own account in exchange for Original Shares that were acquired as a result of market-making activities or other trading activities, you must represent to us that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Shares.

Consequences of Failure to Exchange	If we complete the Exchange Offer and you do not participate in it, then:

• Your Original Shares will continue to be subject to the existing restrictions upon their transfer; and

• The liquidity of the market for your Original Shares could be adversely affected.

Withdrawal of Tenders	You may withdraw your tender of Original Shares at any time prior to the Expiration Date. To withdraw, you must submit a notice of withdrawal to the Exchange Act before 5:00 p.m., New York City time (11:00 p.m. Oslo time) on the Expiration Date.

Conditions to Exchange Offer	The Exchange Offer is subject to certain customary conditions.

Tax Considerations	A shareholder will not recognize gain or loss for U.S. federal income tax purposes on the exchange of Original Shares for Exchange Shares pursuant to the Exchange Offer.

Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

Until the shares become traded on an established securities market in the United States, any dividends paid by us will be treated as ordinary income to a U.S. shareholder. On the disposition of our shares, a U.S. shareholder will recognize capital gain or loss, which will be treated as long-term capital gain or loss if the shares have been held for more than one year. Under certain circumstances, we may be treated as a “passive foreign investment company” for U.S. federal income tax purposes. If we were to be so treated, a U.S. shareholder may be subject to adverse U.S. federal income tax consequences with respect to dividends received by us and gain on the sale of our shares, although a U.S. shareholder may be able to make certain tax elections to ameliorate these adverse consequences. See “Taxation.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of the Exchange Shares in this Exchange Offer. See “Use of Proceeds.”

Exchange Agent	Nordea Bank Norge ASA has been appointed as the Norwegian Exchange Agent in connection with the Exchange Offer for purposes of obtaining the required documents from our shareholders to tender Original Shares in the Exchange Offer. American Stock Transfer & Trust Company, the Company’s transfer agent, will act as agent for purposes of exchanging Exchange Shares for Original Shares. Deliveries should be addressed to the Norwegian Exchange Agent at the address on the back cover of this prospectus.

Exchange Shares	The Exchange Shares are identical to the Original Shares except that the Exchange Shares have been registered under the Securities Act of 1933, as amended, or the Securities Act, and, therefore, will not bear legends restricting their transfer.

For more details, please read “The Exchange Offer.”

RISK FACTORS

You should carefully consider the risks described below, as well as the other information included in this prospectus before deciding to participate in the Exchange Offer.

Risks Relating to Our Industry

Our business in the offshore drilling sector depends on the level of activity in the offshore oil and gas industry, which is significantly affected by, among other things, volatile oil and gas prices and may be materially and adversely affected by a decline in the offshore oil and gas industry.

The offshore contract drilling industry is cyclical and volatile. Our business in the offshore drilling sector depends on the level of activity in oil and gas exploration, development and production in offshore areas worldwide. The availability of quality drilling prospects, exploration success, relative production costs, the stage of reservoir development and political and regulatory environments affect customers’ drilling programs. Oil and gas prices and market expectations of potential changes in these prices also significantly affect this level of activity and demand for drilling units.

Oil and gas prices are extremely volatile and are affected by numerous factors beyond our control, including the following:

•	worldwide production and demand for oil and gas;

•	the cost of exploring for, developing, producing and delivering oil and gas;

•	expectations regarding future energy prices;

•	advances in exploration, development and production technology;

•	the ability of OPEC to set and maintain levels and pricing;

•	the level of production in non-OPEC countries;

•	government regulations;

•	local and international political, economic and weather conditions;

•	domestic and foreign tax policies;

•	development and exploitation of alternative fuels;

•	the policies of various governments regarding exploration and development of their oil and gas reserves; and

•	the worldwide military and political environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities, insurrection or other crises in the Middle East or other geographic areas or further acts of terrorism in the United States, or elsewhere.

Declines in oil and gas prices for an extended period of time, or market expectations of potential decreases in these prices, could negatively affect our business in the offshore drilling sector. Crude oil inventories remain at high levels compared to historical levels, which may place downward pressure on the price of crude oil and demand for offshore drilling units. Sustained periods of low oil prices typically result in reduced exploration and drilling because oil and gas companies’ capital expenditure budgets are subject to their cash flow and are therefore sensitive to changes in energy prices. These changes in commodity prices can have a dramatic effect on rig demand, and periods of low demand can cause excess rig supply and intensify the competition in the industry which often results in drilling units, particularly lower specification drilling units, being idle for long periods of time. We cannot predict the future level of demand for our services or future conditions of the oil and gas industry. Any decrease in exploration, development or production expenditures by oil and gas companies could reduce our revenues and materially harm our business and results of operations.

In addition to oil and gas prices, the offshore drilling industry is influenced by additional factors, including:

•	the availability of competing offshore drilling vessels;

•	the level of costs for associated offshore oilfield and construction services;

•	oil and gas transportation costs;

•	the discovery of new oil and gas reserves;

•	the cost of non-conventional hydrocarbons, such as the exploitation of oil sands; and

•	regulatory restrictions on offshore drilling.

Any of these factors could reduce demand for our services and adversely affect our business and results of operations.

Any renewal of the recent worldwide economic downturn could have a material adverse effect on our revenue, profitability and financial position.

There is considerable instability in the world economy and in the economies of countries such as Greece, Spain, Portugal, Ireland and Italy which could initiate a new economic downturn, or introduce volatility in the global markets. A decrease in global economic activity would likely reduce worldwide demand for energy and result in an extended period of lower crude oil and natural gas prices. In addition, continued hostilities and insurrections in the Middle East and the occurrence or threat of terrorist attacks against the United States or other countries could adversely affect the economies of the United States and of other countries. Any prolonged reduction in crude oil and natural gas prices would depress the levels of exploration, development and production activity. Moreover, even during periods of high commodity prices, customers may cancel or curtail their drilling programs, or reduce their levels of capital expenditures for exploration and production for a variety of reasons, including their lack of success in exploration efforts. These factors could cause our revenues and margins to decline, decrease daily rates and utilization of our drilling units and limit our future growth prospects. Any significant decrease in daily rates or utilization of our drilling units could materially reduce our revenues and profitability. In addition, any instability in the financial and insurance markets, as experienced in the recent financial and credit crisis, could make it more difficult for us to access capital and to obtain insurance coverage that we consider adequate or are otherwise required by our contracts.

The offshore drilling industry is highly competitive with intense price competition, and as a result, we may be unable to compete successfully with other providers of contract drilling services that have greater resources than we have.

The offshore contract drilling industry is highly competitive with several industry participants, none of which has a dominant market share, and is characterized by high capital and maintenance requirements. Drilling contracts are traditionally awarded on a competitive bid basis. Price competition is often the primary factor in determining which qualified contractor is awarded the drilling contract, although drilling unit availability, location and suitability, the quality and technical capability of service and equipment, reputation and industry standing are key factors which are considered. Mergers among oil and natural gas exploration and production companies have reduced, and may from time to time further reduce, the number of available customers, which would increase the ability of potential customers to achieve pricing terms favorable to them.

Many of our competitors in the offshore drilling industry are significantly larger than we are and have more diverse drilling assets and significantly greater financial and other resources than we have. In addition, because of the relatively small size of our drilling segment, we may be unable to take advantage of economies of scale to the same extent as some of our larger competitors. Given the high capital requirements that are inherent in the offshore drilling industry, we may also be unable to invest in new technologies or expand our drilling segment in the future as may be necessary for us to succeed in this industry, while our larger competitors with superior financial resources, and in many cases less leverage than ours, may be able to respond more rapidly to changing market demands and compete more efficiently on price for drillship and drilling rig employment. We may not be able to maintain our competitive position, and we believe that competition for contracts will continue to be intense in the future. Our inability to compete successfully may reduce our revenues and profitability.

An over-supply of drilling units may lead to a reduction in dayrates and therefore may materially impact our profitability in our offshore drilling segment.

During the recent period of high utilization and high dayrates, industry participants have increased the supply of drilling units by ordering the construction of new drilling units. Historically, this has resulted in an over-supply of drilling units and has caused a subsequent decline in utilization and dayrates when the drilling units enter the market, sometimes for extended periods of time until the units have been absorbed into the active fleet. According to Fearnley Offshore AS, the worldwide fleet of ultra-deepwater drilling units as of July 2011 consisted of 85 units, comprised of 44 semi-submersible rigs and 41 drillships. An additional 17 semi-submersible rigs and 45 drillships are under construction or on order as of July 2011, which would bring the total fleet to 147 drilling units by the middle of 2014. A relatively large number of the drilling units currently under construction have been contracted for future work, which may intensify price competition as scheduled delivery dates occur. The entry into service of these new, upgraded or reactivated drilling units will increase supply and has already led to a reduction in day-rates as drilling units are absorbed into the active fleet. In addition, the new construction of high-specification rigs, as well as changes in our competitors’ drilling rig fleets, could require us to make material additional capital investments to keep our fleet competitive. Lower utilization and dayrates could adversely affect our revenues and profitability. Prolonged periods of low utilization and dayrates could also result in the recognition of impairment charges on our drilling units if future cash flow estimates, based upon information available to management at the time, indicate that the carrying value of these drilling units may not be recoverable.

Consolidation of suppliers may increase the cost of obtaining supplies, which may have a material adverse effect on our results of operations and financial condition.

We rely on certain third parties to provide supplies and services necessary for our offshore drilling operations, including but not limited to drilling equipment suppliers, catering and machinery suppliers. Recent mergers have reduced the number of available suppliers, resulting in fewer alternatives for sourcing key supplies. Such consolidation, combined with a high volume of drilling units under construction, may result in a shortage of supplies and services thereby increasing the cost of supplies and/or potentially inhibiting the ability of suppliers to deliver on time. These cost increases or delays could have a material adverse effect on our results of operations and result in rig downtime, and delays in the repair and maintenance of our drilling rigs.

Our international operations in the offshore drilling sector involve additional risks, including piracy, which could adversely affect our business.

We operate in various regions throughout the world.  Our two existing drilling rigs, the Leiv Eiriksson and the Eirik Raude, are currently operating offshore Greenland and Ghana, respectively, and our drillship, the Ocean Rig Corcovado, commenced drilling and related operations in Greenland in May 2011. On March 31, 2011, directly upon its delivery, the Ocean Rig Olympia commenced contracts for exploration drilling offshore of Ghana and Cote D’Ivoire. In addition, the Ocean Rig Poseidon commenced a contract on July 29, 2011, directly upon its delivery, for drilling offshore of Tanzania and West Africa and the Ocean Rig Mykonos is scheduled to commence a contract in the third quarter of 2011 for drilling operations offshore Brazil. In the past we have operated the Eirik Raude in the Gulf of Mexico, offshore of Canada, Norway, the U.K., and Ghana, while the Leiv Eiriksson has operated offshore of West Africa, Turkey, Ireland, west of the Shetland Islands and in the North Sea. As a result of our international operations, we may be exposed to political and other uncertainties, including risks of:

•	terrorist acts, armed hostilities, war and civil disturbances;

•	acts of piracy, which have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia and which have increased significantly in frequency since 2008, particularly in the Gulf of Aden and off the west coast of Africa;

•	significant governmental influence over many aspects of local economies;

•	seizure, nationalization or expropriation of property or equipment;

•	repudiation, nullification, modification or renegotiation of contracts;

•	limitations on insurance coverage, such as war risk coverage, in certain areas;

•	political unrest;

•	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;

•	the inability to repatriate income or capital;

•	complications associated with repairing and replacing equipment in remote locations;

•	import-export quotas, wage and price controls, imposition of trade barriers;

•	regulatory or financial requirements to comply with foreign bureaucratic actions;

•	changing taxation policies, including confiscatory taxation;

•	other forms of government regulation and economic conditions that are beyond our control; and

•	governmental corruption.

In addition, international contract drilling operations are subject to various laws and regulations in countries in which we operate, including laws and regulations relating to:

•	the equipping and operation of drilling units;

•	repatriation of foreign earnings;

•	oil and gas exploration and development;

•	taxation of offshore earnings and earnings of expatriate personnel; and

•	use and compensation of local employees and suppliers by foreign contractors.

Some foreign governments favor or effectively require (i) the awarding of drilling contracts to local contractors or to drilling rigs owned by their own citizens, (ii) the use of a local agent or (iii) foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These practices may adversely affect our ability to compete in those regions. It is difficult to predict what governmental regulations may be enacted in the future that could adversely affect the international drilling industry. The actions of foreign governments, including initiatives by OPEC, may adversely affect our ability to compete. Failure to comply with applicable laws and regulations, including those relating to sanctions and export restrictions, may subject us to criminal sanctions or civil remedies, including fines, denial of export privileges, injunctions or seizures of assets.

Our business and operations involve numerous operating hazards.

Our operations are subject to hazards inherent in the drilling industry, such as blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, punch throughs, craterings, fires, explosions and pollution, including spills similar to the events on April 20, 2010 related to the Deepwater Horizon, in which we were not involved. Contract drilling and well servicing require the use of heavy equipment and exposure to hazardous conditions, which may subject us to liability claims by employees, customers and third parties. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations. Our offshore drilling segment is also subject to hazards inherent in marine operations, either while on-site or during mobilization, such as capsizing, sinking, grounding, collision, damage from severe weather and marine life infestations. Operations may also be suspended because of machinery breakdowns, abnormal drilling conditions, and failure of subcontractors to perform or supply goods or services, or personnel shortages. We customarily provide contract indemnity to our customers for claims that could be asserted by us relating to damage to or loss of our equipment, including rigs and claims that could be asserted by us or our employees relating to personal injury or loss of life.

Damage to the environment could also result from our operations, particularly through spillage of fuel, lubricants or other chemicals and substances used in drilling operations, leaks and blowouts or extensive uncontrolled fires. We may also be subject to property, environmental and other damage claims by oil and gas companies. Our insurance policies and contractual indemnity rights with our customers may not adequately cover losses, and we do not have insurance coverage or rights to indemnity for all risks. Consistent with standard industry practice, our clients generally assume, and indemnify us against, well control and subsurface risks under dayrate contracts. These are risks associated with the loss of control of a well, such as blowout or cratering, the cost to regain control of or re-drill a well and associated pollution. However, there can be no assurance that these clients will be willing or financially able to indemnify us against all these risks. We have no insurance coverage for named storms in the Gulf of Mexico and war risk worldwide. Furthermore, pollution and environmental risks generally are not totally insurable.

Our insurance coverage may not adequately protect us from certain operational risks inherent in the drilling industry.

Our insurance is intended to cover normal risks in our current operations, including insurance against property damage, occupational injury and illness, loss of hire, certain war risk and third-party liability, including pollution liability.

Insurance coverage may not, under certain circumstances, be available, and if available, may not provide sufficient funds to protect us from all losses and liabilities that could result from our operations. We have also obtained loss of hire insurance which becomes effective after 45 days of downtime with coverage that extends for approximately one year, except for our operations offshore Greenland under our contracts with Cairn, where the loss of hire insurance becomes effective after 60 days. We received insurance payments under this policy when, in the first quarter of 2007, the Eirik Raude experienced 62 days of downtime operating offshore Newfoundland due to drilling equipment failure and hull structure repair that were the result of design issues. The principal risks which may not be insurable are various environmental liabilities and liabilities resulting from reservoir damage caused by our gross negligence. Moreover, our insurance provides for premium adjustments based on claims and is subject to deductibles and aggregate recovery limits. In the case of pollution liabilities, our deductible is $10,000 per event and $250,000 for protection and indemnity claims brought before any U.S. jurisdiction. Our aggregate recovery limits are $625.0 million for oil pollution, or $750.0 million for the Ocean Rig Corcovado and the Leiv Eiriksson under the contracts with Cairn, and $500.0 million for all other claims under our protection and indemnity insurance which is provided by mutual protection and indemnity associations. Our deductible is $1.5 million per hull and machinery insurance claim, except for our operations offshore Greenland under our contracts with Cairn, where the deductible is $3.0 million for the Ocean Rig Corcovado and $4.5 million for the Leiv Eiriksson. In addition, insurance policies covering physical damage claims due to a named windstorm in the Gulf of Mexico generally impose strict recovery limits, which may result in losses on any damage to our drilling units that may be operated in that region in the future. Our insurance coverage may not protect fully against losses resulting from a required cessation of rig operations for environmental or other reasons. Insurance may not be available to us at all or on terms acceptable to us, we may not maintain insurance or, if we are so insured, our policy may not be adequate to cover our loss or liability in all cases. The occurrence of a casualty, loss or liability against which we may not be fully insured could significantly reduce our revenues, make it financially impossible for us to obtain a replacement rig or to repair a damaged rig, cause us to pay fines or damages which are generally not insurable and that may have priority over the payment obligations under our indebtedness or otherwise impair our ability to meet our obligations under our indebtedness and to operate profitably.

Governmental laws and regulations, including environmental laws and regulations, may add to our costs or limit our drilling activity.

Our business in the offshore drilling industry is affected by laws and regulations relating to the energy industry and the environment in the geographic areas where we operate. The offshore drilling industry is dependent on demand for services from the oil and gas exploration and production industry, and, accordingly, we are directly affected by the adoption of laws and regulations that, for economic, environmental or other policy reasons, curtail exploration and development drilling for oil and gas. We may be required to make significant capital expenditures to comply with governmental laws and regulations. It is also possible that these laws and regulations may, in the future, add significantly to our operating costs or significantly limit drilling activity. Our ability to compete in international contract drilling markets may be limited by foreign governmental regulations that favor or require the awarding of contracts to local contractors or by regulations requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Governments in some countries are increasingly active in regulating and controlling the ownership of concessions, the exploration for oil and gas, and other aspects of the oil and gas industries. Offshore drilling in certain areas has been curtailed and, in certain cases, prohibited because of concerns over protection of the environment. Operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.

To the extent new laws are enacted or other governmental actions are taken that prohibit or restrict offshore drilling or impose additional environmental protection requirements that result in increased costs to the oil and gas industry, in general, or the offshore drilling industry, in particular, our business or prospects could be materially adversely affected. The operation of our drilling units will require certain governmental approvals, the number and prerequisites of which cannot be determined until we identify the jurisdictions in which we will operate on securing contracts for the drilling units. Depending on the jurisdiction, these governmental approvals may involve public hearings and costly undertakings on our part. We may not obtain such approvals or such approvals may not be obtained in a timely manner. If we fail to timely secure the necessary approvals or permits, our customers may have the right to terminate or seek to renegotiate their drilling contracts to our detriment. The amendment or modification of existing laws and regulations or the adoption of new laws and regulations curtailing or further regulating exploratory or development drilling and production of oil and gas could have a material adverse effect on our business, operating results or financial condition. Future earnings may be negatively affected by compliance with any such new legislation or regulations.

We are subject to complex laws and regulations, including environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the International Convention on Civil Liability for Oil Pollution Damage of 1969, the Convention on the Prevention of Marine Pollution by Dumping of Wastes and Other Matter of 1975, the International Convention for the Prevention of Marine Pollution of 1973, the International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Maritime Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil in U.S. waters, including the 200-nautical mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents and our insurance may not be sufficient to cover all such risks. As a result, claims against us could result in a material adverse effect on our business, results of operations, cash flows and financial condition.

Our drilling units are separately owned by our subsidiaries and, under certain circumstances, a parent company and all of the ship-owning affiliates in a group under common control engaged in a joint venture could be held liable for damages or debts owed by one of the affiliates, including liabilities for oil spills under OPA or other environmental laws. Therefore, it is possible that we could be subject to liability upon a judgment against us or any one of our subsidiaries.

Our drilling units could cause the release of oil or hazardous substances, especially as our drilling units age. Any releases may be large in quantity, above our permitted limits or occur in protected or sensitive areas where public interest groups or governmental authorities have special interests. Any releases of oil or hazardous substances could result in fines and other costs to us, such as costs to upgrade our drilling rigs, clean up the releases, and comply with more stringent requirements in our discharge permits. Moreover, these releases may result in our customers or governmental authorities suspending or terminating our operations in the affected area, which could have a material adverse effect on our business, results of operation and financial condition.

If we are able to obtain from our customers some degree of contractual indemnification against pollution and environmental damages in our contracts, such indemnification may not be enforceable in all instances or the customer may not be financially able to comply with its indemnity obligations in all cases. And, we may not be able to obtain such indemnification agreements in the future.

Our insurance coverage may not be available in the future or we may not obtain certain insurance coverage. If it is available and we have the coverage, it may not be adequate to cover our liabilities. Any of these scenarios could have a material adverse effect on our business, operating results and financial condition.

Regulation of greenhouse gases and climate change could have a negative impact on our business.

In 2005, the Kyoto Protocol to the 1992 United Nations Framework Convention on Climate Change, which establishes a binding set of targets for reduction of greenhouse gas emissions, became binding on all those countries that had ratified it. International discussions are currently underway to develop a treaty to replace the Kyoto Protocol after its expiration in 2012. Although the United States is not a party to the Kyoto Protocol, it has taken a number of steps to limit emissions of greenhouse gas emissions, including imposing reporting and permitting requirements on certain categories of sources.

Because our business depends on the level of activity in the offshore oil and gas industry, existing or future laws, regulations, treaties or international agreements related to greenhouse gases and climate change, including incentives to conserve energy or use alternative energy sources, could have a negative impact on our business if such laws, regulations, treaties or international agreements reduce the worldwide demand for oil and gas. In addition, such laws, regulations, treaties or international agreements could result in increased compliance costs or additional operating restrictions, which may have a negative impact on our business.

The Deepwater Horizon oil spill in the Gulf of Mexico may result in more stringent laws and regulations governing deepwater drilling, which could have a material adverse effect on our business, operating results or financial condition.

On April 20, 2010, there was an explosion and a related fire on the Deepwater Horizon, an ultra-deepwater semi-submersible drilling unit that is not connected to us, while it was servicing a well in the Gulf of Mexico. This catastrophic event resulted in the death of 11 workers and the total loss of that drilling unit, as well as the release of large amounts of oil into the Gulf of Mexico, severely impacting the environment and the region’s key industries. This event is being investigated by several federal agencies, including the U.S. Department of Justice, and by the U.S. Congress and is also the subject of numerous lawsuits. On May 30, 2010, the U.S. Department of the Interior issued a six-month moratorium on all deepwater drilling in the outer continental shelf regions of the Gulf of Mexico and the Pacific Ocean.

On October 12, 2010, the U.S. government lifted the drilling moratorium, subject to compliance with enhanced safety requirements, including those set forth in Notices to Lessees 2010-N05 and 2010-N06, both of which were implemented during the drilling ban. Additionally, all drilling in the Gulf of Mexico will be required to comply with the Interim Final Rule to Enhance Safety Measures for Energy Development on the Outer Continental Shelf (Drilling Safety Rule) and the Workplace Safety Rule on Safety and Environmental Management Systems, both of which were issued on September 30, 2010. On January 11, 2011, the National Commission on the BP Deepwater Horizon Oil Spill and Offshore Drilling released its final report, with recommendations for new regulations.

We do not currently operate our drilling rigs in these regions but may do so in the future. In any event, those developments could have a substantial impact on the offshore oil and gas industry worldwide. The ongoing investigations and proceedings may result in significant changes to existing laws and regulations and substantially stricter governmental regulation of our drilling units. For example, Norway’s Petroleum Safety Authority is assessing the results of the investigations into the Deepwater Horizon oil spill and has issued a preliminary report of its recommendations on June 9, 2011, and Oil & Gas UK has established the Oil Spill Prevention and Response Advisory Group to review industry practices in the UK. In addition, BP plc, the rig operator of the Deepwater Horizon, has reached an agreement with the U.S. government to establish a claims fund of $20 billion, which far exceeds the $75 million strict liability limit set forth under OPA. Amendments to existing laws and regulations or the adoption of new laws and regulations curtailing or further regulating exploratory or development drilling and production of oil and gas, may be highly restrictive and require costly compliance measures that could have a material adverse effect on our business, operating results or financial condition. Future earnings may be negatively affected by compliance with any such amended or new legislation or regulations.

Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties, drilling contract terminations and an adverse effect on our business.

We currently operate, and historically have operated, our drilling units outside of the United States in a number of countries throughout the world, including some with developing economies. Also, the existence of state or government-owned shipbuilding enterprises puts us in contact with persons who may be considered “foreign officials” under the U.S. Foreign Corrupt Practices Act of 1977. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Acts of terrorism and political and social unrest could affect the markets for drilling services, which may have a material adverse effect on our results of operations.

Acts of terrorism and political and social unrest, brought about by world political events or otherwise, have caused instability in the world’s financial and insurance markets in the past and may occur in the future. Such acts could be directed against companies such as ours. Our drilling operations could also be targeted by acts of piracy. In addition, acts of terrorism and social unrest could lead to increased volatility in prices for crude oil and natural gas and could affect the markets for drilling services and result in lower day-rates. Insurance premiums could increase and coverage may be unavailable in the future. U.S. government regulations may effectively preclude us from actively engaging in business activities in certain countries. These regulations could be amended to cover countries where we currently operate or where we may wish to operate in the future. Increased insurance costs or increased cost of compliance with applicable regulations may have a material adverse effect on our results of operations.

Hurricanes may impact our ability to operate our drilling units in the Gulf of Mexico or other U.S. coastal waters, which could reduce our revenues and profitability.

Hurricanes Ivan, Katrina, Rita, Gustav and Ike caused damage to a number of drilling units in the Gulf of Mexico. Drilling units that were moved off their locations during the hurricanes damaged platforms, pipelines, wellheads and other drilling units. The Minerals Management Service of the U.S. Department of the Interior, now known as the Bureau of Ocean Energy Management, Regulation and Enforcement, or BOEMRE, issued guidelines for tie-downs on drilling units and permanent equipment and facilities attached to outer continental shelf production platforms, and moored drilling rig fitness that apply through the 2013 hurricane season. These guidelines effectively impose new requirements on the offshore oil and natural gas industry in an attempt to improve the stations that house the moored units and increase the likelihood of survival of offshore drilling units during a hurricane. The guidelines also provide for enhanced information and data requirements from oil and natural gas companies operating properties in the Gulf of Mexico. BOEMRE may issue similar guidelines for future hurricane seasons and may take other steps that could increase the cost of operations or reduce the area of operations for our ultra-deepwater drilling units, thus reducing their marketability. Implementation of new BOEMRE guidelines or regulations that may apply to ultra-deepwater drilling units may subject us to increased costs and limit the operational capabilities of our drilling units. Our drilling units do not currently operate in the Gulf of Mexico or other U.S. Coastal waters but may do so in the future.

Any failure to comply with the complex laws and regulations governing international trade could adversely affect our operations.

The shipment of goods, services and technology across international borders subjects our offshore drilling segment to extensive trade laws and regulations. Import activities are governed by unique customs laws and regulations in each of the countries of operation. Moreover, many countries, including the United States, control the export and re-export of certain goods, services and technology and impose related export recordkeeping and reporting obligations. Governments also may impose economic sanctions against certain countries, persons and other entities that may restrict or prohibit transactions involving such countries, persons and entities.

The laws and regulations concerning import activity, export recordkeeping and reporting, export control and economic sanctions are complex and constantly changing. These laws and regulations may be enacted, amended, enforced or interpreted in a manner materially impacting our operations. Shipments can be delayed and denied export or entry for a variety of reasons, some of which are outside our control and some of which may result from failure to comply with existing legal and regulatory regimes. Shipping delays or denials could cause unscheduled operational downtime. Any failure to comply with applicable legal and regulatory trading obligations also could result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from government contracts, seizure of shipments and loss of import and export privileges.

New technologies may cause our current drilling methods to become obsolete, resulting in an adverse effect on our business.

The offshore contract drilling industry is subject to the introduction of new drilling techniques and services using new technologies, some of which may be subject to patent protection. As competitors and others use or develop new technologies, we may be placed at a competitive disadvantage and competitive pressures may force us to implement new technologies at substantial cost. In addition, competitors may have greater financial, technical and personnel resources that allow them to benefit from technological advantages and implement new technologies before we can. We may not be able to implement technologies on a timely basis or at a cost that is acceptable to us.

Risks Relating to Our Company

We may be unable to comply with covenants in our credit facilities or any future financial obligations that impose operating and financial restrictions on us.

Our credit facilities impose, and future financial obligations may impose, operating and financial restrictions on us. These restrictions may prohibit or otherwise limit our ability to, among other things:

•	enter into other financing arrangements;

•	incur additional indebtedness;

•	create or permit liens on our assets;

•	sell our drilling units or the shares of our subsidiaries;

•	make investments;

•	change the general nature of our business;

•	pay dividends to our stockholders;

•	change the management and/or ownership of the drilling units;

•	make capital expenditures; and

•	compete effectively to the extent our competitors are subject to less onerous restrictions.

In addition, certain of our current loan agreements and related guarantees contain restrictions requiring us to maintain a minimum amount of total available cash ranging from $5.0 million to $100.0 million and also impose maximum capital expenditure restrictions, such that expenditures over $30.0 million require consent of the lender. These restrictions could limit our ability to fund our operations or capital needs, make acquisitions or pursue available business opportunities. Furthermore, under the terms of our $800.0 million senior secured term loan agreement, which matures in 2016, we are not permitted to pay dividends without the consent of a majority of the lenders. Our credit facilities require (i) us to maintain specified financial ratios and satisfy financial covenants, including covenants related to the market value of our drilling units and (ii) DryShips, because it is a guarantor of certain of our facilities, to comply with financial covenants relating to liquidity, equity ratios, interest coverage ratios and net worth. As of March 31, 2011, we were in compliance with all of these ratios and covenants. Events beyond our control, including changes in the economic and business conditions in the deepwater offshore drilling market in which we operate, may affect our ability to comply with these ratios and covenants. We cannot assure you that we will continue to meet these ratios or satisfy these covenants. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, the credit facilities would prevent us from borrowing additional amounts under the credit facilities and could result in a default under the credit facilities. In addition, each of our loan agreements also contains a cross-default provision which can be triggered by a default under one of our other loan agreements. A violation of these covenants constitutes an event of default under our credit facilities, which, unless waived by our lenders, would provide our lenders with the right to accelerate the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which could constitute all or substantially all of our assets. A default by DryShips under one of its loan agreements would trigger a cross-default under our Deutsche Bank credit facilities and would provide our lenders with the right to accelerate the outstanding debt under these facilities. Further, if DryShips defaults under one of its loan agreements, and the related debt is accelerated, this would trigger a cross-default under our $1.04 billion credit facility and our $800.0 million secured term loan agreement and would provide our lenders with the right to accelerate the outstanding debt under these facilities. Our lenders’ interests are different from ours, and we cannot guarantee that we will be able to obtain our lenders’ waiver or consent with respect to any noncompliance with the specified financial ratios and financial covenants under our credit facilities or future financial obligations. Any such non-compliance may prevent us from taking business actions that are otherwise in our best interest.

Our parent company, DryShips, has obtained waiver agreements for violations of various covenants under certain of its loan agreements. Due to the cross-default provisions in our loan agreements that are triggered in the event of a default by us under one of our other loan agreements or, in certain cases, a default by DryShips under one of its loan agreements, when those waivers expire, our lenders could accelerate our indebtedness if DryShips fails to (i) successfully extend the existing waiver agreements or (ii) comply with the applicable covenants in the original loan agreements.

Our loan agreements, which are secured by mortgages on our drilling units, require us to (i) comply with specified financial ratios and (ii) satisfy certain financial and other covenants. As of March 31, 2011, we had (i) $637.5 million outstanding under our $1.04 billion credit facility, approximately $40.4 million we have repaid in the second quarter of 2011; (ii) a total of $196.7 million outstanding under our Deutsche Bank credit facilities; and (iii) $325.0 million outstanding under our $325.0 million short-term loan facility, which was repaid in full in April 2011 with borrowings under our $800.0 million senior secured term loan agreement, which we entered into and drew down in full in April 2011.

DryShips currently provides guarantees under our Deutsche Bank credit facilities and our $800.0 million senior secured term loan agreement, which require DryShips to comply with certain financial covenants, including covenants to maintain minimum liquidity, equity ratio, interest coverage, net worth and debt service coverage ratio. All of our loan agreements contain a cross-default provision that may be triggered by a default under one of our other loan agreements. A cross-default provision means that a default on one loan would result in a default on all of our other loans. A default by DryShips under one of its loan agreements would trigger a cross-default under our Deutsche Bank credit facilities and would provide our lenders with the right to accelerate the outstanding debt under these facilities. Further, if DryShips defaults under one of its loan agreements, and the related debt is accelerated, this would trigger a cross-default under our $1.04 billion credit facility and our $800.0 million secured term loan agreement and would provide our lenders with the right to accelerate the outstanding debt under these facilities.

DryShips and its shipping subsidiaries have several secured term loan agreements totaling $984.9 million of gross indebtedness outstanding at March 31, 2011. Due to the decline in vessel values in the drybulk shipping sector, DryShips was in breach of certain of its financial covenants as of December 31, 2008 and, as a result, obtained waiver agreements from its lenders waiving the violations of such covenants. Certain of these waiver agreements expire during 2011 and 2012, at which time the original covenants under the loan agreements come back into effect. As of March 31, 2011, DryShips had either regained compliance with the covenants under its loan agreements or had the ability to remedy short falls in collateral maintenance requirements within specified grace periods.

If DryShips is not in compliance with all of the covenants under its loan agreements, there can be no assurance that it will be successful in obtaining additional waivers or amendments to the credit facilities or that the lenders will extend their waivers (which under each loan agreement requires the unanimous consent of the applicable lenders) prior to their expiration. Absent a waiver or amendment, a default by DryShips under one of its loan agreements would trigger a cross-default under our Deutsche Bank credit facilities and would provide our lenders with the right to accelerate the outstanding debt under these facilities and if DryShips defaults under one of its loan agreements, and the related debt is accelerated, this would trigger a cross-default under our $1.04 billion credit facility and our $800.0 million secured term loan agreement and would provide our lenders with the right to accelerate the outstanding debt under these facilities, even if we were otherwise in compliance with our loan agreements. Our management does not expect that cash on hand and cash generated from operations will be sufficient to repay those loans with cross-default provisions if such debt is accelerated by the lenders. In such a scenario, we would have to seek to access the capital markets to fund the mandatory payments, although such financing may not be available on attractive terms or at all. In addition, if we otherwise fail to comply with the covenants applicable to our operations in our secured loan agreements, our lenders could accelerate our indebtedness and foreclose their liens on our drilling units, which would impair our ability to continue our operations.

We will need to procure significant additional financing, which may be difficult to obtain on acceptable terms, in order to complete the construction of our seventh generation hulls and any of the three additional newbuilding drillships for which we may exercise our option.

In April 2011, we exercised two of our options for the construction of two newbuild drillships by Samsung, which are scheduled to be delivered in July 2013 and September 2013, respectively, and in June 2011, we exercised a third option with Samsung for the construction of a newbuild drillship to be delivered in November 2013. The estimated total project cost of our seventh generation hulls is $638.0 million per drillship, which consists of $570.0 million of construction costs, costs of approximately $38.0 million for upgrades to the existing drillship specifications and construction-related expenses of $30.0 million. We also completed the issuance of $500.0 million in aggregate principal amount of 9.5% senior unsecured notes due 2016 in April 2011. We intend to apply the net proceeds of the notes issuance to partially finance the construction of our seventh generation hulls. In order to complete the construction of our seventh generation hulls, we will need to procure additional financing and, if we fail to take delivery of one or more of the seventh generation hulls for any reason, we will be prevented from realizing potential revenues from the applicable drillship and we could lose our deposit money, which amounted to $751.4 million in the aggregate, as of July 29, 2011. We may also incur additional costs and liability to the shipyards, which may pursue claims against us under our newbuilding construction contract and retain and sell our seventh generation hulls to third parties.

The remaining three optional newbuilding drillships have an estimated total project cost of $638.0 million each, excluding financing costs. The options may be exercised by us at any time on or prior to January 31, 2012, with vessel deliveries ranging from the first to the third quarter of 2014, depending on when the options are exercised. To the extent we exercise any of the three newbuilding options, which have an estimated aggregate cost of $1.9 billion, we will incur additional payment obligations for which we have not arranged financing. If, on the other hand, we do not exercise any of the remaining options, we will sacrifice the corresponding deposits, for which we paid approximately $24.8 million in the aggregate as of July 29, 2011.

As of July 29, 2011, we had remaining yard installments of $305.7 million, all of which are payable in 2011, for the construction of the Ocean Rig Mykonos, which is scheduled to be delivered to us in September 2011. We intend to fund the balance of the remaining installments for the Ocean Rig Mykonos with borrowings under the Deutsche Bank credit facility for the construction of the drillship. In order to draw down the facility, we are required to secure suitable employment for the Ocean Rig Mykonos no later than August 2011. While the contract with Petrobras Brazil for the Ocean Rig Mykonos does not satisfy the minimum dayrates and terms required under this credit facility, our lenders have agreed to amend the terms of the credit facility, subject to the completion of definitive documentation, based on the Petrobras Brazil contract to allow for full draw downs to fund the remaining installment payments for the Ocean Rig Mykonos and the release of the cash collateral deposited for this drillship.

We may be unable to meet our capital expenditure requirements.

As of July 29, 2011, we had substantial purchase commitments mainly representing remaining yard installments of $305.7 million for the delivery of the Ocean Rig Mykonos, which is scheduled to be delivered in September 2011. In addition, we have exercised three of our newbuilding drillship options under our contract with Samsung and entered into construction contracts for our seventh generation hulls for a total estimated yard cost of $608.0 million each, of which we paid an aggregate amount of $632.4 million in the second quarter of 2011, not including the $94.3 million we paid in slot reservation fees relating to these drillships prior to the second quarter of 2011. The remaining amount is payable on delivery of each drillship, which is scheduled to be in July 2013, September 2013 and November 2013, respectively, for which we have not arranged financing.

In the event that we are not successful in entering into definitive documentation with our lenders to amend the credit facility to finance the Ocean Rig Mykonos that would allow us to fully draw down the credit facility and take delivery of this drillship, or if the market for our services or the financing markets deteriorate, our ability to meet our scheduled debt maturities, capital expenditure commitments, liquidity and working capital requirements may be adversely affected.

We expect to finance the delivery payments due in 2013 for our seventh generation hulls with cash on hand, operating cash flow and bank debt that we intend to arrange. Should we exercise the remaining three newbuilding drillship options under our contract with Samsung, we would expect to incur additional capital commitments of at least $701.8 million payable at the time of exercise, for which we would be dependent upon obtaining additional financing, which we have not yet arranged. Should such financing not be available, this could severely impact our ability to satisfy our liquidity requirements, meet our obligations and finance future obligations.

We cannot assure you that we will enter into an amendment to our term loan agreement to finance the Ocean Rig Mykonos that would allow us to fully drawdown the loan in order to take delivery of this drillship.

Our ability to borrow amounts under our current credit facilities is subject to the satisfaction of certain conditions precedent and compliance with terms and conditions included therein. In particular, under our loan agreement for the financing of the Ocean Rig Mykonos, our lenders are not required to fund drawdowns by us under such loan agreement and we will be required to repay all outstanding amounts in the event we do not obtain, by August 2011, an employment contract for the drillship at specified minimum dayrates and for specified minimum terms with a charterer that is satisfactory to such lenders. The credit facility for the Ocean Rig Mykonos also requires that any drawdowns under the facility be collateralized with an equivalent deposit to restricted cash until we find suitable employment for that drillship. The contract with Petrobras Brazil for the Ocean Rig Mykonos does not satisfy the minimum dayrates and terms required under this credit facility and in June 2011, our lenders agreed to amend the terms of the credit facility, subject to the completion of definitive documentation, based on the Petrobras Brazil contract to allow for full draw downs to finance the remaining installment payments for the Ocean Rig Mykonos and the release of the cash collateral deposited for the drillship. We cannot assure you that we will be successful in entering into definitive documentation with our lenders and in such case, we may find it difficult to secure employment meeting the requirements of the credit facility due to the current competition for drilling contracts.

Prior to each drawdown of our credit facilities, we will be required, among other things, to satisfy minimum security value requirements, and, prior to our entry into definitive documentation to amend the credit facility for the Ocean Rig Mykonos, we are required by the loan agreement to meet such minimum security value requirement with cash collateral. To the extent that we are not able to satisfy these requirements, which may also occur if the value of our drilling units declines, we will not be able to draw down any amount under our credit facilities without obtaining a waiver or consent from the lender, which may be withheld by the lenders.

If for any reason we fail to take delivery of the Ocean Rig Mykonos, we would be prevented from realizing potential revenues from this drillship and could also lose our deposit money, which amounted to $426.8 million as of July 29, 2011. We could also incur additional costs and liability to Samsung, which may pursue claims against us under the newbuilding construction contract and retain and sell the drillship to third parties.

We may be unable to secure ongoing drilling contracts, including for our three uncontracted seventh generation hulls under construction, due to strong competition, and the contracts that we enter into may not provide sufficient cash flow to meet our debt service obligations with respect to our indebtedness.

We have not yet secured drilling contracts for our three seventh generation hulls under construction, scheduled to be delivered to us in July 2013, September 2013 and November 2013, respectively. The existing drilling contracts for our drilling units currently employed are scheduled to expire from the fourth quarter of 2011 through the fourth quarter of 2014. We cannot guarantee that we will be able to obtain contracts for our three uncontracted newbuilding drillships or, upon the expiration or termination of the current contracts, for our drilling units currently employed or that there will not be a gap in employment between current contracts and subsequent contracts. In particular, if the price of crude oil is low, or it is expected that the price of crude oil will decrease in the future, at a time when we are seeking to arrange employment contracts for our drilling units, we may not be able to obtain employment contracts at attractive rates or at all.

If the rates which we receive for the reemployment of our current drilling units are reduced, we will recognize less revenue from their operations. In addition, delays under existing contracts could cause us to lose future contracts if a drilling unit is not available to start work at the agreed date. Our ability to meet our cash flow obligations will depend on our ability to consistently secure drilling contracts for our drilling units at sufficiently high dayrates. We cannot predict the future level of demand for our services or future conditions in the oil and gas industry. If the oil and gas companies do not continue to increase exploration, development and production expenditures, we may have difficulty securing drilling contracts, including for the three newbuilding drillships we have agreed to acquire, or we may be forced to enter into contracts at unattractive dayrates. Either of these events could impair our ability to generate sufficient cash flow to make principal and interest payments under our indebtedness and meet our capital expenditure and other obligations.

We have a substantial amount of debt, and we may lose the ability to obtain future financing and suffer competitive disadvantages.

We had outstanding indebtedness of $1.1 billion as of March 31, 2011. In addition, in April 2011, we drew down the full amount of our $800.0 million senior secured term loan agreement, a portion of which we used to repay our $325.0 million short-term loan agreement. Since March 31, 2011, we have also repaid $390.3 million in debt under various credit facilities, including the repayment of our $325.0 million short-term loan agreement, as well as our shareholder loans with DryShips that had a balance of $127.5 million at March 31, 2011. We expect to incur substantial additional indebtedness in order to fund the remaining total construction costs and construction related expenses for the Ocean Rig Mykonos in the aggregate amount of approximately $335.9 million as of July 29, 2011, in addition to the remaining $28.2 million of construction-related expenses for the Ocean Rig Corcovado, the Ocean Rig Olympia and the Ocean Rig Poseidon, the total estimated project costs of $1.9 billion for our seventh generation hulls, of which $726.7 million amounted to previously-funded construction installment payments as of July 29, 2011, and any further growth of our fleet. This substantial level of debt and other obligations could have significant adverse consequences on our business and future prospects, including the following:

•	we may not be able to obtain financing in the future for working capital, capital expenditures, acquisitions, debt service requirements or other purposes;

•	we may not be able to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to service the debt;

•	we could become more vulnerable to general adverse economic and industry conditions, including increases in interest rates, particularly given our substantial indebtedness, some of which bears interest at variable rates;

•	we may not be able to meet financial ratios included in our loan agreements due to market conditions or other events beyond our control, which could result in a default under these agreements and trigger cross-default provisions in our other loan agreements and debt instruments;

•	less leveraged competitors could have a competitive advantage because they have lower debt service requirements; and

•	we may be less able to take advantage of significant business opportunities and to react to changes in market or industry conditions than our competitors.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating income is not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to affect any of these remedies on satisfactory terms, or at all. In addition, a lack of liquidity in the debt and equity markets could hinder our ability to refinance our debt or obtain additional financing on favorable terms in the future.

We may be unable to pay dividends.

As a result of various covenant restrictions imposed by our lenders, we may be unable to pay dividends to our shareholders. Under the terms of our $800.0 million senior secured term loan agreement, which matures in 2016, we are not permitted to pay dividends without the consent of a majority of the lenders. In addition, the payment of any future dividends will be subject at all times to the discretion of our board of directors. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends, or if there is no surplus, dividends may be declared or paid out of net profits for the fiscal year.

Construction of drillships is subject to risks, including delays and cost overruns, which could have an adverse impact on our available cash resources and results of operations.

We have entered into contracts with Samsung for the construction of four ultra-deepwater newbuilding drillships, which we expect to take delivery of in September 2011, July 2013, September 2013 and November 2013, respectively.

From time to time in the future, we may undertake new construction projects and conversion projects. In addition, we make significant upgrade, refurbishment, conversion and repair expenditures for our fleet from time to time, particularly as our drilling units become older. Some of these expenditures are unplanned. These projects together with our existing construction projects and other efforts of this type are subject to risks of cost overruns or delays inherent in any large construction project as a result of numerous factors, including the following:

•	shipyard unavailability;

•	shortages of equipment, materials or skilled labor;

•	unscheduled delays in the delivery of ordered materials and equipment;

•	local customs strikes or related work slowdowns that could delay importation of equipment or materials;

•	engineering problems, including those relating to the commissioning of newly designed equipment;

•	latent damages or deterioration to the hull, equipment and machinery in excess of engineering estimates and assumptions;

•	work stoppages;

•	client acceptance delays;

•	weather interference or storm damage;

•	disputes with shipyards and suppliers;

•	shipyard failures and difficulties;

•	failure or delay of third-party equipment vendors or service providers;

•	unanticipated cost increases; and

•	difficulty in obtaining necessary permits or approvals or in meeting permit or approval conditions.

These factors may contribute to cost variations and delays in the delivery of our ultra-deepwater newbuilding drillships. Delays in the delivery of these newbuilding drillships or the inability to complete construction in accordance with their design specifications may, in some circumstances, result in a delay in contract commencement, resulting in a loss of revenue to us, and may also cause customers to renegotiate, terminate or shorten the term of a drilling contract for the drillship pursuant to applicable late delivery clauses. In the event of termination of one of these contracts, we may not be able to secure a replacement contract on as favorable terms. Additionally, capital expenditures for drillship upgrades, refurbishment and construction projects could materially exceed our planned capital expenditures. Moreover, our drillships that may undergo upgrade, refurbishment and repair may not earn a day-rate during the periods they are out of service. In addition, in the event of a shipyard failure or other difficulty, we may be unable to enforce certain provisions under our newbuilding contracts such as our refund guarantee, to recover amounts paid as installments under such contracts. The occurrence of any of these events may have a material adverse effect on our results of operations, financial condition or cash flows.

As our current operating fleet is comprised of two ultra-deepwater drilling rigs and three drillships, we rely heavily on a small number of customers and the loss of a significant customer could have a material adverse impact on our financial results.

We have five customers for our current operating fleet of two ultra-deepwater drilling rigs and three drillships and we are subject to the usual risks associated with having a limited number of customers for our services. If these customers terminate, suspend or seek to renegotiate the contracts for our drilling units, as they are entitled to do under various circumstances, or cease doing business our results of operations and cash flows could be adversely affected. Although we expect that a limited number of customers will continue to generate a substantial portion of our revenues, we will have to expand our pool of customers as we take delivery of our four newbuilding drillships and further grow our business.

Currently, our revenues depend on two ultra-deepwater drilling rigs and three drillships, which are designed to operate in harsh environments. The damage or loss of either of these drilling rigs could have a material adverse effect on our results of operations and financial condition.

Our revenues are dependent on the drilling rig Eirik Raude, which is currently operating offshore of Ghana, the drilling rig Leiv Eiriksson and the drillship Ocean Rig Corcovado, which are currently operating offshore Greenland in May 2011, the Ocean Rig Olympia, which commenced contracts to drill exploration wells off the coast of Ghana and Cote d’Ivoire directly upon its delivery on March 31, 2011 and the Ocean Rig Poseidon, which commenced a contract for drilling operations in Tanzania and West Africa in July 2011. Our drilling units may be exposed to risks inherent in deepwater drilling and operating in harsh environments that may cause damage or loss. The drilling of oil and gas wells, particularly exploratory wells where little is known of the subsurface formations involves risks, such as extreme pressure and temperature, blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, punch throughs, craterings, fires, explosions, pollution and natural disasters such as hurricanes and tropical storms. In addition, offshore drilling operations are subject to perils peculiar to marine operations, either while on-site or during mobilization, including capsizing, sinking, grounding, collision, marine life infestations, and loss or damage from severe weather. The replacement or repair of a rig or drillship could take a significant amount of time, and we may not have any right to compensation for lost revenues during that time. As long as we have only five drilling units in operation, loss of or serious damage to one of the drilling units could materially reduce our revenues in our offshore drilling segment for the time that a rig or drillship is out of operation. In view of the sophisticated design of the drilling units, we may be unable to obtain a replacement unit that could perform under the conditions that our drilling units are expected to operate, which could have a material adverse effect on our results of operations and financial condition.

We are subject to certain risks with respect to our counterparties on drilling contracts, and failure of these counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We enter into drilling services contracts with our customers, newbuilding contracts with shipyards, interest rate swap agreements and forward exchange contracts, and have employed and may employ our drilling rigs and newbuild drillships on fixed-term and well contracts. Our drilling contracts, newbuilding contracts, and hedging agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the offshore contract drilling industry, the overall financial condition of the counterparty, the day-rates received for specific types of drilling rigs and drillships and various expenses. In addition, in depressed market conditions, our customers may no longer need a drilling unit that is currently under contract or may be able to obtain a comparable drilling unit at a lower day-rate. As a result, customers may seek to renegotiate the terms of their existing drilling contracts or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under an agreement with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If our drilling units fail to maintain their class certification or fail any annual survey or special survey, that drilling unit would be unable to operate, thereby reducing our revenues and profitability and violating certain covenants under our credit facilities.

Every drilling unit must be “classed” by a classification society. The classification society certifies that the drilling unit is “in-class,” signifying that such drilling unit has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the drilling unit’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned. Both our drilling rigs are certified as being “in class” by Det Norske Veritas. Both of our operating drillships are certified as being “in class” by American Bureau of Shipping. The Leiv Eiriksson was credited with completing its last Special Periodical Survey in April 2011 and the Eirik Raude completed the same in 2007. The Eirik Raude is due for its next Special Periodical Survey in the second quarter 2012, while our three existing drillships and the Ocean Rig Mykonos are due for their first Special Periodical Survey in 2016. Our seventh generation hulls are due for their first Special Periodical Survey in 2018. If any drilling unit does not maintain its class and/or fails any annual survey or special survey, the drilling unit will be unable to carry on operations and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our credit facilities. Any such inability to carry on operations or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations. That status could cause us to be in violation of certain covenants in our credit facilities.

Our drilling rigs and our drillships following their delivery to us may suffer damage and we may face unexpected yard costs, which could adversely affect our cash flow and financial condition.

If our drilling rigs and our drillships following their delivery to us suffer damage, they may need to be repaired at a yard. The costs of yard repairs are unpredictable and can be substantial. The loss of earnings while our drilling rigs and drillships are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. We may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay dry docking costs not covered by our insurance.

We may not be able to maintain or replace our drilling units as they age.

The capital associated with the repair and maintenance of our fleet increases with age. We may not be able to maintain our existing drilling units to compete effectively in the market, and our financial resources may not be sufficient to enable us to make expenditures necessary for these purposes or to acquire or build replacement drilling units.

We may have difficulty managing our planned growth properly.

We intend to continue to grow our fleet and we may exercise one or more of our purchase options to purchase up to an additional three newbuilding drillships. Our future growth will primarily depend on our ability to:

•	locate and acquire suitable drillships;

•	identify and consummate acquisitions or joint ventures;

•	enhance our customer base;

•	manage our expansion; and

•	obtain required financing on acceptable terms.

Growing any business by acquisition presents numerous risks, such as undisclosed liabilities and obligations, the possibility that indemnification agreements will be unenforceable or insufficient to cover potential losses and difficulties associated with imposing common standards, controls, procedures and policies, obtaining additional qualified personnel, managing relationships with customers and integrating newly acquired assets and operations into existing infrastructure. We may experience operational challenges as we begin operating our new drillships which may result in low earnings efficiency and/or reduced dayrates compared to maximum dayrates. We may be unable to successfully execute our growth plans or we may incur significant expenses and losses in connection with our future growth which would have an adverse impact on our financial condition and results of operations.

The market value of our current drilling units and drilling units we may acquire in the future may decrease, which could cause us to incur losses if we decide to sell them following a decline in their values or accounting charges that may affect our ability to comply with our loan agreement covenants.

If the offshore contract drilling industry suffers adverse developments in the future, the fair market value of our drilling units may decline. The fair market value of the drilling units we currently own or may acquire in the future may increase or decrease depending on a number of factors, including:

•	prevailing level of drilling services contract dayrates;

•	general economic and market conditions affecting the offshore contract drilling industry, including competition from other offshore contract drilling companies;

•	types, sizes and ages of drilling units;

•	supply and demand for drilling units;

•	costs of newbuildings;

•	governmental or other regulations; and

•	technological advances.

In the future, if the market values of our drilling units deteriorate significantly, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations. If we sell any drilling unit when drilling unit prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the drilling unit’s carrying amount on our financial statements, resulting in a loss. Additionally, any such deterioration in the market values of our drilling units could trigger a breach of certain financial covenants under our credit facilities and our lenders may accelerate loan repayments. Such charge, loss or repayment could materially and adversely affect our business prospects, financial condition, liquidity, and results of operations.

Because we generate all of our revenues in U.S. Dollars, but incur a significant portion of our employee salary and administrative and other expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.

Our principal currency for our operations and financing is the U.S. Dollar. The dayrates for the drilling rigs, our principal source of revenues, are quoted and received in U.S. Dollars. The principal currency for operating expenses is also the U.S. Dollar; however, a significant portion of employee salaries and administration expenses, as well as parts of the consumables and repair and maintenance expenses for the drilling rigs, may be paid in Norwegian Kroner (NOK), Great British Pound (GBP), Canadian dollar (CAD), Euro (EUR) or other currencies depending in part on the location of our drilling operations. This could lead to fluctuations in net income due to changes in the value of the U.S. Dollar relative to the other currencies. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase, resulting in higher U.S. Dollar denominated expenses. We employ derivative instruments in order to economically hedge our currency exposure; however, we may not be successful in hedging our currency exposure and our U.S. Dollar denominated results of operations could be materially and adversely affected upon exchange rate fluctuations determined by events outside of our control.

We are dependent upon key management personnel.

Our operations depend to a significant extent upon the abilities and efforts of our key management personnel. The loss of our key management personnel’s service to us could adversely affect our efforts to obtain employment for our drillships and discussions with our lenders and, therefore, could adversely affect our business prospects, financial condition and results of operations. We do not currently, nor do we intend to, maintain “key man” life insurance on any of our personnel.

Failure to attract or retain key personnel, labor disruptions or an increase in labor costs could adversely affect our operations.

We require highly skilled personnel to operate and provide technical services and support for our business in the offshore drilling sector worldwide. As of July 29, 2011, we employed 1,036 employees, the majority of whom are full-time crew employed on our drilling units. We will need to recruit additional qualified personnel as we take delivery of our newbuilding drillships. Competition for the labor required for drilling operations has intensified as the number of rigs activated, added to worldwide fleets or under construction has increased, leading to shortages of qualified personnel in the industry and creating upward pressure on wages and higher turnover. If turnover increases, we could see a reduction in the experience level of our personnel, which could lead to higher downtime, more operating incidents and personal injury and other claims, which in turn could decrease revenues and increase costs. In response to these labor market conditions, we are increasing efforts in our recruitment, training, development and retention programs as required to meet our anticipated personnel needs. If these labor trends continue, we may experience further increases in costs or limits on our offshore drilling operations. If we choose to cease operations in one of those countries or if market conditions reduce the demand for our drilling services in such a country, we would incur costs, which may be material, associated with workforce reductions.

Currently, none of our employees are covered by collective bargaining agreements. In the future, some of our employees or contracted labor may be covered by collective bargaining agreements in certain jurisdictions such as Brazil, Nigeria, Norway and the U.K. As part of the legal obligations in some of these agreements, we may be required to contribute certain amounts to retirement funds and pension plans and have restricted ability to dismiss employees. In addition, many of these represented individuals could be working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect our financial performance. Labor disruptions could hinder our operations from being carried out normally and if not resolved in a timely cost-effective manner, could have a material impact our business.

Our operating and maintenance costs with respect to our offshore drilling rigs will not necessarily fluctuate in proportion to changes in operating revenues, which may have a material adverse effect on our results of operations, financial condition and cash flows.

Operating revenues may fluctuate as a function of changes in dayrates. However, costs for operating a rig are generally fixed regardless of the dayrate being earned. Therefore, our operating and maintenance costs with respect to our offshore drilling rigs will not necessarily fluctuate in proportion to changes in operating revenues. In addition, should our drilling units incur idle time between contracts, we typically will not de-man those drilling units but rather use the crew to prepare the rig for its next contract. During times of reduced activity, reductions in costs may not be immediate, as portions of the crew may be required to prepare rigs for stacking, after which time the crew members are assigned to active rigs or dismissed. In addition, as our drilling units are mobilized from one geographic location to another, labor and other operating and maintenance costs can vary significantly. In general, labor costs increase primarily due to higher salary levels and inflation. Equipment maintenance expenses fluctuate depending upon the type of activity the unit is performing and the age and condition of the equipment. Contract preparation expenses vary based on the scope and length of contract preparation required and the duration of the firm contractual period over which such expenditures are incurred. If we experience increased operating costs without a corresponding increase in earnings, this may have a material adverse effect on our results of operations, financial condition and cash flows.

In the event Samsung does not perform under its agreements with us and we are unable to enforce certain refund guarantees, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

We took delivery of our newbuilding drillships, the Ocean Rig Corcovado, the Ocean Rig Olympia and the Ocean Rig Poseidon, on January 3, 2011, March 30, 2011 and July 28, 2011, respectively, from Samsung, which is located in South Korea. Currently, we have newbuilding contracts with Samsung for the construction of one sixth generation, advanced capability ultra-deepwater drillship, the Ocean Rig Mykonos, which is scheduled to be delivered in September 2011. As of July 29, 2011, we had made total yard payments in the amount of approximately $426.8 million for the Ocean Rig Mykonos and we have remaining yard installments in the amount of $305.7 million before we take possession of the drillship.

In addition, we paid $632.4 million in the second quarter of 2011 in connection with our exercise of three of the drillship newbuilding options under our contract with Samsung and, as a result, have entered into shipbuilding contracts for three seventh generation, advanced capability ultra-deepwater drillship, scheduled to be delivered in July 2013, September 2013 and November 2013, respectively, for a total estimated project cost, excluding financing costs, of $638.0 million per drillship. In addition, we have additional options under our contract with Samsung to construct up to three additional seventh generation, ultra-deepwater drillships, with an estimated total project cost, excluding financing costs, of $638.0 million per drillship. These options may be exercised at any time by us on or prior to January 31, 2012, with vessel deliveries ranging between the first and third quarter of 2014, depending on when the options are exercised. DryShips, our parent company, paid a non-refundable deposit of $99.2 million in the aggregate to secure this contract. We paid $99.0 million to DryShips when the contract was novated to us. In addition, we paid deposits totaling $20.0 million to Samsung in the first quarter of 2011 to maintain favorable costs and yard slot timing under the option contract.

In the event Samsung does not perform under its agreements with us and we are unable to enforce certain refund guarantees with third party bankers due to an outbreak of war, bankruptcy or otherwise, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

Military action, other armed conflicts, or terrorist attacks have caused significant increases in political and economic instability in geographic regions where we operate and where the newbuilding drillships are being constructed.

Military tension involving North and South Korea, the Middle East, Africa and other attacks, threats of attacks, terrorism and unrest, have caused instability or uncertainty in the world’s financial and commercial markets and have significantly increased political and economic instability in some of the geographic areas where we (i) operate and (ii) have contracted with Samsung to build our four newbuilding drillships. Acts of terrorism and armed conflicts or threats of armed conflicts in these locations could limit or disrupt our operations, including disruptions resulting from the cancellation of contracts or the loss of personnel or assets. In addition, any possible reprisals as a consequence of ongoing military action in the Middle East, such as acts of terrorism in the United States or elsewhere, could materially and adversely affect us in ways we cannot predict at this time.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.

As of March 31, 2011, we have entered into interest rate swaps for the purpose of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities, which was drawn at a floating rate based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations. Our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes. We recognize fluctuations in the fair value of these contracts in our income statement. In addition, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements, under which loans have been advanced at a floating rate based on LIBOR and for which we have not entered into an interest rate swap or other hedging arrangement. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations. At March 31, 2011, the fair value of our interest rate swaps was a liability of $103.1 million.

A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate could result in a higher tax rate on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

We conduct our worldwide drilling operations through various subsidiaries. Tax laws and regulations are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate. Our income tax expense is based upon our interpretation of tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, or in the valuation of our deferred tax assets, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings, and such change could be significant to its financial results. If any tax authority successfully challenges our operational structure, inter-company pricing policies or the taxable presence of our operating subsidiaries in certain countries; or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country, particularly in the United States, Canada, the U.K., Turkey, Angola, Cyprus, Korea, Ghana or Norway, our effective tax rate on our worldwide earnings could increase substantially and our earnings and cash flows from these operations could be materially adversely affected.

Our subsidiaries may be subject to taxation in the jurisdictions in which their offshore drilling activities are conducted. Such taxation would result in decreased earnings available to our shareholders. In the fourth quarter of 2008, Ocean Rig ASA initiated the process of transferring the domicile of its Norwegian entities that owned, directly or indirectly, the Leiv Eiriksson and the Eirik Raude to the Republic of the Marshall Islands and to liquidate the four companies in the Norwegian rig owning structure. The Leiv Eiriksson and the Eirik Raude were transferred to Marshall Islands corporations in December 2008. The present status of the four companies of the former Norwegian rig owning structure is that two of the companies were formally liquidated during December 2010 and the two remaining companies were formally liquidated during the second quarter of 2011.

Investors are encouraged to consult their own tax advisors concerning the overall tax consequences of the ownership of the Exchange Shares arising in an investor’s particular situation under U.S. federal, state, local or foreign law.

United States tax authorities may treat us as a “passive foreign investment company” for United States federal income tax purposes, which may reduce our ability to raise additional capital through the equity markets.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income”. For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

We do not believe that we are currently a PFIC, although certain of our wholly-owned subsidiaries may be or have been classified as PFICs at any time through the conclusion of the 2008 taxable year. Based on our current operations and future projections, we do not believe that we or any of our subsidiaries have been, are or will be a PFIC with respect to any taxable year beginning with the 2009 taxable year.

However, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we or one of our subsidiaries is a PFIC. Moreover, no assurance can be given that we or one of our subsidiaries would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of its operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences and information reporting obligations. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under “Taxation — U.S. Federal Income Tax Considerations”), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of the Exchange Shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of the Exchange Shares. In the event our U.S. shareholders face adverse U.S. tax consequences as a result of investing in our common shares, this could adversely affect our ability to raise additional capital through the equity markets. See “Taxation — U.S. Federal Income Tax Considerations” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. We cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases, insurers may not remain solvent and policies may not be located.

We have restated our previously reported financial statements for 2009. Investor confidence may be adversely impacted if we are unable to remediate the material weakness for the assessment under Section 404 of the Sarbanes-Oxley Act of 2002.

As an operating subsidiary of DryShips, we have implemented procedures in order to meet the evaluation requirements of Rules 13a-15(c) and 15d-15 (c) under the Securities Exchange Act of 1934, or the Exchange Act, for the assessment under Section 404 of the Sarbanes-Oxley Act of 2002. Following the effectiveness of the registration statement on Form F-4, of which this prospectus is a part, we will become a public company and we will be required to include in our annual report on Form 20-F our management’s report on, and assessment of, the effectiveness of our internal controls over financial reporting. In addition, our independent registered public accounting firm will be required to attest to and report on management’s assessment of the effectiveness of our internal controls over financial reporting. These management assessment and auditor attestation requirements will first apply to our annual report on Form 20-F for the year ending December 31, 2012. We restated our previously-reported consolidated financial statements for the year ended December 31, 2009 to reflect the correction of errors due to this material weakness in our internal control over financial reporting. For additional information see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Restatement of previously-issued financial statements for 2009” and Note 3 to the consolidated financial statements included elsewhere in this prospectus. If we fail to remediate the material weakness and therefore our internal controls over financial reporting remain ineffective, this could result in an adverse perception of us in the financial marketplace and cause our investors to lose confidence in our reported results.

Risks Relating to Our Common Stock

There is currently no market for our common stock in the United States and a market for our common stock may not develop, which could adversely affect the liquidity and price of our common stock.

Our common stock currently trades in the Norwegian OTC market and there is currently no established trading market for our common stock in the United States. The Exchange Shares are new securities with no established trading market. Shareholders therefore have limited access to information about prior market history on which to base their investment decision.

If an active trading market for the Exchange Shares does not develop, this will affect the ability of our shareholders to sell their Exchange Shares and the price that our shareholders may obtain for their Exchange Shares.

Even if an active trading market develops, the market value for our common stock may be highly volatile and could be subject to wide fluctuations after the Exchange Offer. Some of the factors that could negatively affect our share price include:

•	actual or anticipated variations in our operating results;

•	changes in our cash flow, EBITDA or earnings estimates;

•	publication of research reports about us or the industry in which we operate;

•	increases in market interest rates that may lead purchasers of common stock to demand a higher expected yield which, if our distributions are not expected to rise, will mean our share price will fall;

•	changes in applicable laws or regulations, court rulings and enforcement and legal actions;

•	changes in market valuations of similar companies;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	additions or departures of key personnel;

•	actions by institutional stockholders;

•	speculation in the press or investment community; and

•	general market and economic conditions.

If we do not become publicly-listed, this could adversely affect the value of our common shares and our access to the capital markets may be limited.

There is no guarantee that a liquid market for our common stock will develop if we complete the Exchange Offer. We intend to apply to have our common stock listed on the NASDAQ Global Select Market; however, the NASDAQ Global Select Market has initial listing criteria, including criteria related to minimum bid price, public float, market makers, minimum number of round lot holders (shareholders who own 100 or more shares) and board independence requirements. We currently do not meet the initial listing criteria for a minimum number of round lot holders nor will we as a result of the Exchange Offer and therefore we, or DryShips, will need to engage in a transaction in order to meet this requirement. Our inability to list our common stock on the NASDAQ Global Select Market or another national securities exchange, could affect the ability of our shareholders to sell their shares of common stock, and consequently adversely affect the value of such shares. In such case, our shareholders would find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our common stock. In addition, we would have more difficulty attracting coverage by market research analysts. Further, if we are unable to have our stock listed with a stock exchange, our access to capital markets may be limited and we may have to rely on funding from private sources. Limited access to the capital markets could impair our ability to finance our operations and any potential acquisitions and could have a material adverse effect on our business, operating results and financial condition.

Your failure to tender your Original Shares in the Exchange Offer may affect their marketability.

If you do not exchange your Original Shares for Exchange Shares in the Exchange Offer, you will continue to be subject to the existing restrictions on transfers of the Original Shares. After we complete the Exchange Offer, if you continue to hold Original Shares and you seek to liquidate your investment, you will have to rely on an exemption from the registration requirements under applicable securities laws, including the Securities Act, regarding any sale or other disposition of the Original Shares unless and until the Original Shares are registered for resale.

Future sales of our common stock could have an adverse effect on our share price.

In order to finance the currently contracted and future growth of our fleet, we will have to incur substantial additional indebtedness and possibly issue additional equity securities. Additional common share issuances, directly or indirectly through convertible or exchangeable securities, options or warrants, will generally dilute the ownership interests of our existing common stockholders, including their relative voting rights, and could require substantially more cash to maintain the then existing level, if any, of our dividend payments to our common stockholders, as to which no assurance can be given. Preferred shares, if issued, will generally have a preference on dividend payments, which could prohibit or otherwise reduce our ability to pay dividends to our common stockholders. Our debt will be senior in all respects to our shares of common stock, will generally include financial and operating covenants with which we must comply and will include acceleration provisions upon defaults thereunder, including our failure to make any debt service payments, and possibly under other debt. Because our decision to issue equity securities or incur debt in the future will depend on a variety of factors, including market conditions and other matters that are beyond our control, we cannot predict or estimate the timing, amount or form of our capital raising activities in the future. Such activities could, however, cause the price of our shares of common stock to decline significantly.

As of the date of this prospectus, DryShips owns 103,125,500 shares of our common stock. Following the Spin Off and merger of DryShips and OceanFreight, DryShips is expected to continue to own a majority of our outstanding shares of common stock. The common shares held by DryShips are “restricted securities” within the meaning of Rule 144 under the Securities Act and may not be transferred unless they have been registered under the Securities Act or an exemption from registration is available. Upon satisfaction of certain conditions, Rule 144 permits the sale of certain amounts of restricted securities six months following the date of acquisition of the restricted securities from us. As shares of common stock become eligible for sale under Rule 144, the volume of sales of common stock on applicable securities markets may increase, which could reduce the market value of our common stock.

In addition, upon exchange, all of the Exchange Shares exchanged for Original Shares will be eligible for sale and the sales of substantial amounts of our common stock, or the perception that these sales may occur, could cause the market price of our common stock, if any, to decline and/or impair our ability to raise capital.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

Our corporate affairs are governed by our second amended and restated articles of incorporation and second amended and restated bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

It may not be possible for investors to enforce U.S. judgments against us.

We and all of our subsidiaries are incorporated in jurisdictions outside the United States and a substantial portion of our assets and those of our subsidiaries are located outside the United States. In addition, a majority of our directors and officers and the experts named in this prospectus reside outside the United States and a substantial portion of the assets of our directors and officers and such experts are located outside the United States. As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon us, our subsidiaries or our directors and officers and such experts or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries, directors or officers and such experts are located (i) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries, directors or officers and such experts based upon the civil liability provisions of applicable U.S. federal and state securities laws or (ii) would enforce, in original actions, liabilities against us or our subsidiaries, directors or officers and such experts based on those laws.

DryShips, our parent company, controls the outcome of matters on which our shareholders are entitled to vote.

DryShips owns approximately 78% of our outstanding common shares as of July 29, 2011. Following the Spin Off and merger of DryShips and OceanFreight, DryShips is expected to continue to own a majority of our outstanding shares of common stock DryShips will control the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions. DryShips’ interests may be different from your interests and the commercial goals of DryShips as a shareholder, and our goals, may not always be aligned. The substantial equity interests by DryShips may make it more difficult for us to maintain our business independence from other companies owned by DryShips and DryShips’ affiliates.

We depend on directors who are associated with affiliated companies which may create conflicts of interest.

Our Chairman, President and Chief Executive Officer, Mr. George Economou, is also the Chairman, President and Chief Executive Officer of DryShips, our parent company, and has significant shareholdings in DryShips. One of our other directors, Mr. Pankaj Khanna, is the Chief Operating Officer of DryShips. Messrs. Economou and Khanna owe fiduciary duties to DryShips and may have conflicts of interest in matters involving or affecting us and our customers. In addition they may have conflicts of interest when faced with decisions that could have different implications for DryShips than they do for us. Effective upon the completion of the Exchange Offer, Mr. Khanna is expected to resign from our board of directors.

In addition, Cardiff Marine Inc., or Cardiff, provides services relating to our drilling units, under the Global Services Agreement. 70% of the issued and outstanding capital stock of Cardiff is owned by a foundation which is controlled by Mr. Economou. The remaining 30% of the issued and outstanding capital stock of Cardiff is owned by a company controlled by the sister of Mr. Economou, who is also a director of DryShips. Vivid Finance Ltd., a company controlled by Mr. Economou, has been engaged by DryShips to act as a consultant on financing matters for DryShips and its subsidiaries, including us. See “Related Party Transactions”. If any of these conflicts of interest are not resolved in our favor, this could have a material adverse effect on our business.

We will incur increased costs as a result of being public company.

Following the effectiveness of the registration statement on Form F-4, of which this prospectus is a part, we will become a public reporting company. As a public company, we will incur significant legal, accounting, investor relations and other expenses that we do not currently incur. In addition, we will be subject to the provisions of the Sarbanes-Oxley Act of 2002 and SEC rules and we expect to become subject to stock exchange requirements. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We estimate that we will have increased costs of approximately $0.7 million per year as a public company.

Anti-takeover provisions contained in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our securities.

Several provisions of our second amended and restated articles of incorporation and second amended and restated bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

•	authorizing our board of directors to issue “blank check” preferred stock without shareholder approval;

•	providing for a classified board of directors with staggered, three-year terms;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding shares of our common stock entitled to vote generally in the election of directors;

•	limiting the persons who may call special meetings of shareholders ; and

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

In addition, we entered into an Amended and Restated Stockholders Rights Agreement that makes it more difficult for a third party to acquire us without the support of our board of directors. Under the Amended and Restated Stockholders Rights Agreement, our board of directors has declared a dividend of one preferred share purchase right, or a right, to purchase one one-thousandth of a share of our Series A Participating Preferred Stock for each outstanding share of our common stock. Each right entitles the registered holder, upon the occurrence of certain events, to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock. The rights may have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors will be able to approve a redemption of the rights or a permitted offer, the rights should not interfere with a merger or other business combination approved by our board of directors.

Although the Marshall Islands Business Corporation Act does not contain specific provisions regarding “business combinations” between corporations organized under the laws of the Republic of Marshall Islands and “interested shareholders,” our second amended and restated articles of incorporation include provisions that prohibit us from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:

•	upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced;

•	at or subsequent to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder; or

•	the shareholder became an interested shareholder prior to the consummation of our initial public offering under the Securities Act.

For purposes of these provisions, a “business combination” includes mergers, consolidations, exchanges, asset sales, leases and other transactions resulting in a financial benefit to the interested shareholder and an “interested shareholder” is any person or entity that beneficially owns 15% or more of our outstanding voting stock and any person or entity affiliated with or controlling or controlled by that person or entity, other than DryShips, provided, however, that the term “interested shareholder” does not include any person whose ownership of shares in excess of the 15% limitation is the result of action taken solely by us; provided that such person shall be an interested shareholder if thereafter such person acquires additional shares of our voting shares, except as a result of further action by us not caused, directly or indirectly, by such person. Further, the term “business combination”, when used in reference to us and any “interested shareholder” does not include any transactions for which definitive agreements were entered into prior to May 3, 2011, the date the second amended and restated articles of incorporation were filed with the Republic of the Marshall Islands.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical or present facts or conditions.

This prospectus and any other written or oral statements made by us or on our behalf may include forward-looking statements which reflect our current views and assumptions with respect to future events and financial performance and are subject to risks and uncertainties. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere in this prospectus, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to:

•	the offshore drilling market, including supply and demand, utilization rates, dayrates, customer drilling programs, commodity prices, effects of new rigs on the market and effects of declines in commodity prices and downturn in global economy on market outlook for our various geographical operating sectors and classes of rigs;

•	hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations;

•	customer contracts, including contract backlog, contract commencements, contract terminations, contract option exercises, contract revenues, contract awards and rig mobilizations, newbuildings, upgrades, shipyard and other capital projects, including completion, delivery and commencement of operations dates, expected downtime and lost revenue;

•	political and other uncertainties, including political unrest, risks of terrorist acts, war and civil disturbances, piracy, significant governmental influence over many aspects of local economies, seizure, nationalization or expropriation of property or equipment;

•	repudiation, nullification, modification or renegotiation of contracts;

•	limitations on insurance coverage, such as war risk coverage, in certain areas;

•	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;

•	the inability to repatriate income or capital;

•	complications associated with repairing and replacing equipment in remote locations;

•	import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions;

•	changing taxation policies and other forms of government regulation and economic conditions that are beyond our control;

•	the level of expected capital expenditures and the timing and cost of completion of capital projects;

•	our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow for our obligations;

•	factors affecting our results of operations and cash flow from operations, including revenues and expenses, uses of excess cash, including debt retirement, timing and proceeds of asset sales, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, legal and regulatory matters, including results and effects of legal proceedings, customs and environmental matters, insurance matters, debt levels, including impacts of the financial and credit crisis;

•	the effects of accounting changes and adoption of accounting policies;

•	recruitment and retention of personnel; and

•	other important factors described in this prospectus under “Risk Factors.”

We caution readers of this prospectus not to place undue reliance on these forward-looking statements, which speak only as of their dates.

USE OF PROCEEDS

We will not receive any proceeds from the Exchange Offer. In exchange for issuing Exchange Shares as contemplated in this prospectus, we will receive Original Shares which are identical to the Exchange Shares except that the Exchange Shares are registered under the Securities Act, and, therefore, will not bear legends restricting their transfer. The Original Shares surrendered in exchange for Exchange Shares will be cancelled.

CAPITALIZATION

The following table sets forth our cash position and consolidated capitalization as of March 31, 2011:

•	on an actual basis;

•	on an as adjusted basis to give effect to:

(i) the issuance of $500.0 million aggregate principal amount of our 9.5% senior unsecured notes due 2016, from which we received net proceeds of $487.1 million;

(ii) a net increase in bank debt, net of financing fees, of $752.9 million as a result of:

1. proceeds, less financing fees, of $783.0 million under our $800.0 million senior secured term loan;

2. proceeds, less financing fees, of $395.6 million under the Deutsche Bank credit facilities to fund construction costs of the Ocean Rig Poseidon, which was partially offset by the repayment of $24.9 million to one of the lenders under those facilities in connection with their restructuring;

3. the repayment of $325.0 million outstanding under our $325.0 million short term credit facility; and

4. the repayment of $59.1 million under our $1.04 billion credit facility; and

5. the repayment of $16.7 million under our $800.0 million senior secured term loan.

(iii) the repayment of $127.5 million in intercompany indebtedness to DryShips;

(iv) a net reduction in restricted cash of $72.0 million as a result of:

1. the restriction of $75.0 million in cash in connection with the drawdown under our $800.0 million senior secured term loan described above;

2. the release of cash collateral of $88.7 million in connection with the restructuring of the two Deutsche Bank credit facilities;

3. the release of $33.3 million and $25.0 million in cash collateral in connection with the repayments made under the Deutsche Bank credit facilities and our $325.0 million short term credit facility, respectively, in each case described above;

(v) payments of $622.4 million in connection with our exercise of three of the drillship newbuilding options under our contract with Samsung;

(vi) the payment of $10.0 million to Samsung as consideration for an earlier delivery slot for the third optional seventh generation newbuilding drillship, provided we exercise the option for this drillship under our contract with Samsung by November 22, 2011; and

(vii) the payment of $52.0 million to fund construction costs of the Ocean Rig Mykonos.

(viii) the payment of $309.3 million to fund the final construction costs of the Ocean Rig Poseidon.

	As of March 31, 2011
	Actual	As Adjusted
	(In thousands of U.S. dollars)

Cash and cash equivalents	$30,007	$172,367

Restricted cash(1)	$289,999	$217,976

Total secured bank debt, including current portion	1,138,151	1,891,042
9.5% senior unsecured notes	—	487,100
Intercompany loan	127,500	—

Total debt(2)	$1,265,651	$2,378,142

Shareholders’ equity
Common stock, $0.01 par value; 250,000,000 shares authorized (actual) and 1,000,000,000 shares authorized (as adjusted); 131,696,928 shares issued and outstanding (actual and as adjusted)(3)	1,317	1,317
Preferred stock; $0.01 par value; 0 shares authorized (actual) and 500,000,000 shares authorized (as adjusted); 0 shares issued and outstanding (actual and as adjusted)(3)
Additional paid-in capital	3,458,085	3,461,675
Accumulated other comprehensive loss	(88,794)	(88,794)
Retained earnings	(459,954)	(459,954)

Total shareholders’ equity	2,910,654	2,914,244

Total capitalization	$4,176,305	$5,292,386

(1)	Restricted cash represents bank deposits to be used to fund loan installments coming due and minimum cash deposits required to be maintained with certain banks under our borrowing arrangements.

(2)	Includes $1.1 billion of secured and guaranteed debt and $0 of unsecured debt as of March 31, 2011 and $1.6 billion of secured and guaranteed debt and $0.5 billion of unsecured debt, which is not guaranteed, as of March 31, 2011, as so adjusted. As of March 31, 2011, DryShips provided guarantees under the two Deutsche Bank credit facilities and our $325.0 million short-term loan agreement, which as of the date of this prospectus has been repaid. Our $1.04 billion credit facility is guaranteed by certain of our subsidiaries.

(3)	On May 3, 2011, following the approval by our board of directors and shareholders, we amended and restated our amended and restated articles of incorporation, among other things, to increase our authorized share capital to 1,000,000,000 common shares and 500,000,000 shares of preferred stock, each with a par value of $0.01 per share.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth our selected historical consolidated financial and other data, at the dates and for the periods indicated. We were incorporated on December 10, 2007 under the name Primelead Shareholders Inc. The selected historical consolidated financial data as of March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010 and as of and for our fiscal years ended December 31, 2010, 2009 and 2008 is derived from the unaudited and audited financial statements and related notes of Ocean Rig UDW Inc. and its subsidiaries (“successor”) appearing elsewhere in this prospectus. The selected historical consolidated financial and other data of Ocean Rig ASA and its subsidiaries (“predecessor”) as of and for the period from January 1 to May 14, 2008 is derived from the audited financial statements of Ocean Rig ASA appearing elsewhere in this prospectus. Included elsewhere in this prospectus is our unaudited pro forma condensed statement of operations for the year ended December 31, 2008. The selected historical consolidated financial data as of and for the year ended December 31, 2007 is derived from the audited financial statements of Ocean Rig ASA not included in this prospectus. In accordance with Item 3.A.1 of Form 20-F, we are omitting fiscal year 2006 from the selected historical consolidated financial data as we did not report consolidated financial statements in compliance with U.S. GAAP for 2006 and such information cannot be provided without unreasonable effort or expense.

We refer you to the notes to the consolidated financial statements for a discussion of the basis on which the consolidated financial statements are presented. The selected historical consolidated financial and other data should be read in conjunction with the sections of this prospectus entitled “Business — History of Our Company” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the unaudited and audited consolidated financial statements, the related notes thereto and other financial information appearing elsewhere in this prospectus. The consolidated financial statements of Ocean Rig UDW Inc. as of and for the year ended December 31, 2009 were restated, which impacted interest and finance cost, income before taxes, net income, earnings per common share, basic and diluted, rigs under construction, total assets, stockholders’ equity and net cash provided by operating and financing activities. See Note 3 to the consolidated financial statements.

	Ocean Rig ASA		Ocean Rig UDW Inc.
	(Predecessor)		(Successor)
		January 1,		Year Ended	Year	Three-Month	Three-Month
	Year Ended	2008 to	Year Ended	December 31,	Ended	Period Ended	Period Ended
	December 31,	May 14,	December 31,	2009, as	December 31,	March 31,	March 31,
	2007	2008	2008	Restated	2010	2010	2011
	(U.S. dollars in thousands)

Income statement data:
Leasing and service revenue	$209,095	$99,172	$202,110	$373,525	$403,162	$80,561	$109,677
Other revenues	—	—	16,553	14,597	2,550	(305)	(351)

Total revenues	209,095	99,172	218,663	388,122	405,712	80,256	109,326

Drilling rigs operating expenses	123,543	48,144	86,229	133,256	119.369	29,100	41,850
Goodwill impairment	—	—	761,729	—	—	—	—
Gain/(Loss) on disposal of assets	—	—	—	—	1,458	—	—
Depreciation and amortization	53,239	19,367	45,432	75,348	75,092	18,468	28,197
General and administrative	14,062	12,140	14,462	17,955	19,443	5,517	6,100

Total operating expenses	190,844	79,651	907,852	226,559	215,362	53,085	76,147

	Ocean Rig ASA		Ocean Rig UDW Inc.
	(Predecessor)		(Successor)
		January 1,		Year Ended	Year	Three-Month	Three-Month
	Year Ended	2008 to	Year Ended	December 31,	Ended	Period Ended	Period Ended
	December 31,	May 14,	December 31,	2009, as	December 31,	March 31,	March 31,
	2007	2008	2008	Restated	2010	2010	2011
	(U.S. dollars in thousands)

Operating income/(loss)	18,251	19,521	(689,189)	161,563	190,350	27,171	33,180
Interest and finance costs	(60,630)	(41,661)	(71,692)	(46,120)	(8,418)	(2,889)	(2,624)
Interest income	3,234	381	3,033	6,259	12,464	1,658	5,653
Gain/(loss) on interest rate swaps	—	—	—	4,826	(40,303)	(9,509)	(1,517)
Other income/(expense)	(1,559)	—	(2,300)	2,023	1,104	(683)	137

Total finance expenses, net	(58,955)	(41,280)	(70,959)	(33,012)	(35,153)	(11,423)	1,649

Income/(loss) before taxes	(40,704)	(21,759)	(760,148)	128,551	155,197	15,748	34,829
Income/(loss) taxes	(6,683)	(1,637)	(2,844)	(12,797)	(20,436)	(4,577)	(5,961)
Equity in income/(loss) of investee	—	—	(1,055)	—	—

Net income/(loss)	(47,387)	(23,396)	(764,047)	115,754	134,761	11,171	28,868

Less: Net income attributable to non controlling interest	—	—	(1,800)	—	—	—	—

Net income/(loss)	$(47,387)	$(23,396)	$(765,847)	$115,754	$134,761	$11,171	$28,868

	Ocean Rig ASA		Ocean Rig UDW Inc.
	(Predecessor)		(Successor)
				December 31,
	December 31,	May 14,	December 31,	2009, as	December 31,	March 31,
	2007	2008	2008	Restated	2010	2011
	(U.S. dollars in thousands)

Balance sheet data:
Cash and cash equivalents	$31,002	—	$272,940	$234,195	$95,707	$30,007
Other current assets	62,646	96,471	93,379	324,363	576,299	356,467
Total current assets	93,648	96,471	366,319	558,558	672,006	386,474
Drilling rigs, machinery and equipment, net	1,141,771	1,132,867	1,377,359	1,317,607	1,249,333	2,968,198
Intangibles, asset, net	—	—	13,391	11,948	10,506	10,145
Other non current assets	7	—	3,612	43,480	523,363	237,543
Rigs under construction	—	—	—	1,178,392	1,888,490	832,377
Total assets	1,235,426	1,229,338	1,760,681	3,109,985	4,343,698	4,434,737
Current liabilities, including current portion of long term debt	147,810	538,679	885,039	682,287	667,918	777,686
Total long term debt, excluding current portion	656,548	281,307	788,314	662,362	697,797	651,424
Other non current liabilities	1,180	2,470	63,697	64,219	96,901	95,025
Total liabilities	805,538	822,456	1,737,050	1,408,868	1,462,616	1,524,135
Stockholders’ equity	429,888	406,882	23,631	1,701,117	2,881,082	2,910,602
Total liabilities and stockholders’ equity	$1,235,426	$1,229,338	$1,760,681	$3,109,985	$4,343,698	$4,434,737

	Ocean Rig ASA		Ocean Rig UDW Inc.
	(predecessor)		(successor)
		January 1,		Year Ended	Year	Three-Month	Three-Month
	Year Ended	2008 to	Year Ended	December 31,	Ended	Period Ended	Period Ended
	December 31,	May 14,	December 31,	2009, as	December 31,	March 31,	March 31,
	2007	2008	2008	Restated	2010	2010	2011
	(U.S. dollars in thousands, except for operating data)

Cash flow data:
Net cash provided by/(used in):
Operating activities	$35,455	$(29,089)	$21,119	$211,075	$221,798	$64,701	$74,308
Investing activities	(48,507)	(10,463)	(1,020,673)	(146,779)	(1,441,347)	(365,731)	(141,244)
Financing activities	(47,611)	8,550	1,257,390	(103,041)	1,081,061	322,436	1,236
Other financial data
EBITDA(1) (unaudited)	69,931	38,888	(648,912)	243,760	226,243	35,447	59,996
Cash paid for interest (unaudited)	55,524	22,628	23,103	51,093	43,203	11,257	11,492
Capital expenditures (unaudited)	(48,507)	(10,463)	(16,584)	(14,152)	(6,834)	(1,165)	(1,084)
Payments for drillships under construction (unaudited)	—	—	—	(125,896)	(705,022)	(313,404)	(629,775)
Operating data, when on hire (unaudited)
Operating units	2	2	2	2	2	2	3
Average earning efficiency %	88.0%	83.3%	88.7%	95.2%	92.7%	96.9%	99.2%

(1)	EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA is a non-U.S. GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we measure our operations and efficiency. EBITDA is also used by our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness.

	Ocean Rig ASA		Ocean Rig UDW Inc.
	(Predecessor)		(successor)
		January 1,		Year Ended	Year	Three-Month	Three-Month
	Year Ended	2008 to	Year Ended	December 31,	Ended	Period Ended	Period Ended
	December 31,	May 14,	December 31,	2009, as	December 31,	March 31,	March 31,
	2007	2008	2008	restated	2010	2010	2011
	(U.S. dollars in thousands)

As adjusted financial data (unaudited)
EBITDA reconciliation
Net income/(loss)	$(47,387)	$(23,396)	$(765,047)	$115,754	$134,761	$11,171	$28,868
Add: Depreciation and amortization	53,239	19,367	45,432	75,348	75,092	18,468	28,197
Add: Net interest expense	57,396	41,280	68,659	39,861	(4,046)	1,231	(3,030)
Add: Income taxes	6,683	1,637	2,844	12,797	20,436	4,577	5,961
EBITDA	$69,931	$38,888	$(648,912)	$243,760	$226,243	$35,447	$59,996

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of financial condition and results of operations of Ocean Rig UDW Inc. and its wholly-owned subsidiaries for the years and periods referenced below. You should read this section together with the historical consolidated financial statements, including the notes to those historical consolidated financial statements, for those same years and periods included in this document. All of the consolidated financial statements included herein have been prepared in accordance with U.S. GAAP. See “ — Results of operations.”

This prospectus contains forward-looking statements. These forward-looking statements are based on our current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward-looking statements contained in this prospectus are those discussed in sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-looking Statements.”

Overview

We are an international offshore drilling contractor providing oilfield services and drilling vessels for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. We currently own and operate two modern, fifth generation ultra-deepwater semi-submersible offshore drilling rigs, the Leiv Eiriksson and the Eirik Raude, and three sixth generation, advanced capability ultra-deepwater drillships, the Ocean Rig Corcovado, which was delivered to us on January 3, 2011, the Ocean Rig Olympia, which was delivered to us on March 30, 2011, and the Ocean Rig Poseidon, which was delivered to us on July 28, 2011. We have newbuilding contracts with Samsung for the construction of one sixth generation, advanced capability ultra-deepwater drillship, the Ocean Rig Mykonos, and three seventh generation, advanced capability ultra-deepwater drillships. These newbuilding drillships are currently scheduled for delivery in September 2011, July 2013, September 2013 and November 2013, respectively.

History of our company

We were formed under the laws of the Republic of the Marshall Islands on December 10, 2007, under the name Primelead Shareholders Inc. and as a wholly-owned subsidiary of DryShips.

Our predecessor, Ocean Rig ASA, was incorporated on September 26, 1996 under the laws of Norway and contracted for the construction of our two operating drilling rigs, the Leiv Eiriksson and the Eirik Raude. The shares of Ocean Rig ASA traded on the Oslo Stock Exchange from January 1997 to July 2008.

In December 2007, Primelead Limited, our wholly-owned subsidiary, acquired approximately 30.4% of the outstanding capital stock of Ocean Rig ASA from Cardiff, a company controlled by the Chairman, President and Chief Executive Officer of DryShips and us. After acquiring more than 33% of Ocean Rig ASA’s outstanding shares through a series of transactions through April 2008, we launched a mandatory offer for the remaining shares of Ocean Rig ASA at a price of NOK45 per share, or $8.89 per share, as required by Norwegian law. In May 2008, we concluded a guarantee facility of NOK5.0 billion, or $974.5 million, and a term loan facility of $800 million, which we refer to collectively as the Acquisition Facility, in order to guarantee the purchase price of the shares of Ocean Rig ASA acquired through the mandatory offer. We gained control over Ocean Rig ASA on May 14, 2008. The results of operations related to the acquisition are included in our consolidated financial statements as of May 15, 2008. As of July 10, 2008, we held 100% of the shares of Ocean Rig ASA, or 163.6 million shares, which we acquired at a total cost of $1.4 billion.

With respect to the acquisition of Ocean Rig ASA, discussed above, DryShips purchased 4.4% of the share capital of Ocean Rig ASA from companies affiliated with our Chairman, President and Chief Executive Officer. In March 2009, DryShips contributed to us all of its equity interests in the newbuilding vessel-owning companies of the Ocean Rig Poseidon and Ocean Rig Mykonos. In May 2009, we acquired the equity interests of Drillships Holdings Inc., the owner of the Ocean Rig Corcovado and the Ocean Rig Olympia, from third parties and entities affiliated with our Chairman, President and Chief Executive Officer and, in exchange, we issued to the sellers common shares equal to 25% of our total issued and outstanding common shares as of May 15, 2009. In connection with the acquisition the Ocean Rig Corcovado and the Ocean Rig Olympia, we incurred debt obligations of $230.0 million, which has been repaid in full. In July 2009, DryShips acquired the remaining 25% of our total issued and outstanding capital stock from the minority interests held by third parties and entities controlled by our Chairman, President and Chief Executive Officer for a $50.0 million cash payment and the issuance of DryShips Series A Convertible Preferred Stock with an aggregate face value of $280.0 million, following which we became a wholly-owned subsidiary of DryShips.

On December 21, 2010, we completed the sale of an aggregate of 28,571,428 of our common shares (representing approximately 22% of our outstanding common stock) in the private offering. A company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, purchased 2,869,428 common shares, or 2.38% of our outstanding common stock, in the private offering at the offering price of $17.50 per share. We received approximately $488.3 million of net proceeds from the private offering, of which we used $99.0 million to purchase an option contract from DryShips, our parent company, for the construction of up to four ultra-deepwater drillships, as discussed below. We applied the remaining proceeds to partially fund remaining installment payments for our newbuilding drillships and for general corporate purposes.

Following the completion of our private offering on December 21, 2010, DryShips owns approximately 78% of our outstanding common stock.

On April 27, 2011, we completed the issuance of $500.0 million aggregate principal amount of 9.5% senior unsecured notes due 2016 offered in a private placement. The net proceeds from the notes offering of approximately $487.5 million are expected to be used to finance our newbuilding drillships program and for general corporate purposes. See “Business — Description of Indebtedness.”

Our drilling rigs

Our drilling rigs are marketed for offshore exploration and development drilling programs worldwide, with particular focus on drilling operations in ultra-deepwater and harsh environments. The Leiv Eiriksson, delivered in 2001, has a water depth drilling capacity of 7,500 feet. Since 2001, it has drilled 35 deepwater and ultra-deepwater wells in a variety of locations, including Angola, Congo, Norway, the U.K. and Ireland in addition to five shallow-water wells. In October 2009, the Leiv Eiriksson completed the Shell contract. In April 2009, the Leiv Eiriksson entered into a three-year contract with Petrobras Oil & Gas for drilling operations in the Black Sea, offshore of Turkey, which was originally scheduled to expire in October 2012, but pursuant to an agreement with Petrobras Oil & Gas, the contract terminated on April 10, 2011.

The Eirik Raude, delivered in 2002, has a water depth drilling capacity of 10,000 feet. Since 2002, it has drilled 47 deepwater and ultra-deepwater wells in countries such as Canada, Ghana, Norway and the U.K., and the Gulf of Mexico, in addition to six shallow-water wells. In October 2008, the Eirik Raude commenced a three-year contract with Tullow Oil. The contract is scheduled to expire in October 2011.

Our drillships

We took delivery of the Ocean Rig Corcovado, the Ocean Rig Olympia and the Ocean Rig Poseidon, three of our four sixth generation, advanced capability ultra-deepwater drillships for which we entered into newbuilding construction contracts with Samsung, on January 3, 2011, March 30, 2011 and July 28, 2011, respectively. The remaining sixth generation newbuilding drillship, the Ocean Rig Mykonos, is currently scheduled for delivery in September 2011. In addition, we have entered into contracts with Samsung for the construction of three seventh generation advanced capability ultra-deepwater drillships, our seventh generation hulls, which are scheduled for delivery in July 2013, September 2013 and November 2013, respectively.

Our drillships are “sister-ships” constructed by the same shipyard to the same or similar design and specifications. We have secured employment for the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos but not for our seventh generation hulls.

The total cost of construction and construction-related expenses for the Ocean Rig Corcovado, the Ocean Rig Olympia and the Ocean Rig Poseidon amounted to approximately $754.8 million, $755.3 million and $788.5 million, respectively. As of July 29, 2011, we had made an aggregate of $448.1 million of construction and construction-related payments for the Ocean Rig Mykonos. As of July 29, 2011, the remaining total construction and construction-related payments for the Ocean Rig Mykonos amounted to approximately $335.9 million in the aggregate. As of July 29, 2011, we had made an aggregate of $726.7 million of construction and construction-related payments for our three seventh generation hulls and have remaining total construction and construction-related payments relating to these drillships of approximately $1.2 billion in the aggregate.

On November 22, 2010, DryShips, our parent company, entered into a contract with Samsung that granted DryShips options for the construction of up to four additional ultra-deepwater drillships, which would be “sister-ships” to the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos with certain upgrades to vessel design and specifications. The option agreement was novated by DryShips to us on December 30, 2010, at a cost of $99.0 million, which we paid from the net proceeds of a private offering of our common shares that we completed in December 2010. In addition, we paid additional deposits totaling $20.0 million to Samsung in the first quarter of 2011 to maintain favorable costs and yard slot timing under the option contract.

On May 16, 2011, we entered into an addendum to the option contract with Samsung, pursuant to which Samsung granted us the option for the construction of up to two additional ultra-deepwater drillships, which would be “sister-ships” to our drillships and our seventh generation hulls, with certain upgrades to vessel design and specifications. We did not pay slot reservation fees in connection with our entry into this addendum.

As of the date of this prospectus, we have exercised three of the six options and, as a result, have entered into shipbuilding contracts for our three seventh generation hulls with deliveries scheduled in July 2013, September 2013 and November 2013, respectively. We made payments of $632.4 million to the shipyard in the second quarter of 2011 in connection with our exercise of the three newbuilding drillship options. The estimated total project cost per drillship is $638.0 million, which consists of $570.0 million of construction costs, costs of approximately $38.0 million for upgrades to the existing drillship specifications and construction-related expenses of $30.0 million. These upgrades include a 7 ram BOP, a dual mud system and, with the purchase of additional equipment, the capability to drill up to 12,000 feet water depth.

We may exercise our three newbuilding drillship options at any time on or prior to January 31, 2012, with vessel deliveries ranging from the first to the third quarter of 2014, depending on when the options are exercised. We estimate the total project cost, excluding financing costs, for the remaining three optional drillships to be $638.0 million per drillship, based on the construction and construction-related expenses for our seventh generation hulls described above.

As part of the novation of the contract described above, the benefit of the slot reservation fees passed to us. The amount of the slot reservation fees for our seventh generation hulls has been applied towards the drillship contract prices and the amount of the slot reservation fees applicable to one of the remaining three newbuilding drillship options will be applied towards the drillship contract price if the option is exercised.

Recent Employment Contracts

On October 11, 2010, we entered into contracts with Vanco for the Ocean Rig Olympia to drill a total of five wells for exploration drilling offshore of Ghana and Cote d’Ivoire at a maximum operating dayrate of $415,000 and a daily mobilization rate of $180,000, plus fuel costs. The drillship commenced the contracts upon its delivery on March 31, 2011. The aggregate contract term is for approximately one year, subject to our customer’s option to extend the term at the same dayrate for (i) one additional well, (ii) one additional year, or (iii) one additional well plus one additional year. Vanco is required to exercise the option no later than the date on which the second well in the five well program reaches its target depth.

On December 21, 2010, we entered into an agreement with Petrobras Oil & Gas pursuant to which the Leiv Eiriksson was released from the Petrobras contract on April 10, 2011 and, after its release, the rig commenced a contract with Cairn, which is described below.

In connection with the agreement described above, we entered into a 544-day contract, plus a mobilization period, with Petrobras Tanzania for the Ocean Rig Poseidon, which is scheduled to commence in the third quarter of 2011, for drilling operations offshore of Tanzania and West Africa at a maximum dayrate of $632,000, including a bonus of up to $46,000. In addition, we are entitled to receive a separate dayrate of $422,500 for up to 60 days during relocation and a mobilization dayrate of $317,000, plus fuel costs.

On January 3, 2011, we entered into a contract with Cairn for the Leiv Eiriksson for drilling operations in Greenland at a maximum operating dayrate of $560,000 and a mobilization fee of $7.0 million, plus fuel costs. The contract period will expire on October 31, 2011, subject to our customer’s option to extend the contract period through November 30, 2011.

On January 3, 2011, we entered into and commenced a contract of approximately ten months with Cairn for the Ocean Rig Corcovado for drilling operations in Greenland at a maximum operating dayrate of $560,000. In addition, we are entitled to a mobilization fee of $17.0 million, plus fuel costs and winterization upgrading costs of $12.0 million, plus coverage of yard stay costs at $200,000 per day for the winterization upgrade. The Ocean Rig Corcovado commenced drilling and related operations under this contract in May 2011. The contract period is scheduled to expire on October 31, 2011, subject to our customer’s option to extend the contract period through November 30, 2011.

On May 5, 2011, we entered into a contract with Borders & Southern for the Leiv Eiriksson for drilling operations offshore the Falkland Islands at a maximum operating dayrate of $530,000, plus a $3.0 million fee payable upon commencement of mobilization and mobilization and demobilization fees, including fuel costs, of $15.4 million and $12.6 million, respectively. The contract was originally a two-well program at a maximum dayrate of $540,000, but on May 19, 2011, Borders & Southern exercised its option to extend the contract to drill an additional two wells, which it assigned to Falkland Oil and Gas, and the maximum dayrate decreased to $530,000. Borders & Southern has the option to further extend this contract to drill an additional fifth well, in which case the dayrate would increase to $540,000. The estimated duration for the four-well contract, including mobilization/demobilization periods, is approximately 230 days, and we estimate that the optional period to drill the additional fifth well would extend the contract term by approximately 45 days. The Leiv Eiriksson is scheduled to commence this contract in the fourth quarter of 2011, following the expiration of its contract with Cairn described above. This contract replaced the contract we entered into with Borders & Southern for the Eirik Raude on November 26, 2010, which was terminated on May 5, 2011.

On May 12, 2011, we were awarded contracts with Petrobras Brazil for the Ocean Rig Corcovado and the Ocean Rig Mykonos for drilling operations offshore Brazil. The term of each contract is 1,095 days, with a total combined value of $1.1 billion. The contract for the Ocean Rig Mykonos is scheduled to commence directly after delivery of the drillship in September 2011 and the contract for the Ocean Rig Corcovado is scheduled to commence upon the expiration of the drillship’s current contract with Cairn. We expect to finalize the contracts in the third quarter of 2011.

Management of our drilling units

Our existing drilling rigs, the Leiv Eiriksson and the Eirik Raude, are managed by Ocean Rig AS, our wholly-owned subsidiary. Ocean Rig AS also provides supervisory management services including onshore management, to the Ocean Rig Corcovado, the Ocean Rig Olympia and our newbuilding drillships pursuant to separate management agreements entered into with each of the drillship-owning subsidiaries. Under the terms of these management agreements, Ocean Rig AS, through its offices in Stavanger, Norway, Aberdeen, United Kingdom and Houston, Texas, is responsible for, among other things, (i) assisting in construction contract technical negotiations, (ii) securing contracts for the future employment of the drillships; and (iii) providing commercial, technical and operational management for the drillships.

Pursuant to the Global Services Agreement between DryShips and Cardiff, a related party, effective December 21, 2010, DryShips has engaged Cardiff to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by us. Under the Global Services Agreement, Cardiff, or its subcontractor, will (i) provide consulting services related to identifying, sourcing, negotiating and arranging new employment for offshore assets of DryShips and its subsidiaries, including our drilling units; and (ii) identify, source, negotiate and arrange the sale or purchase of the offshore assets of DryShips and its subsidiaries, including our drilling units. In consideration for such services, DryShips will pay to Cardiff a fee of 1% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. The services provided by Ocean Rig AS and Cardiff overlap mainly with respect to negotiating shipyard orders and providing marketing for potential contractors. Cardiff has an established reputation within the shipping industry, and has developed expertise and a network of strong relationships with shipbuilders and oil companies, which supplement the management capabilities of Ocean Rig AS. We do not pay or reimburse DryShips or its affiliates for services provided under the Global Services Agreement. We will, however, record expenses incurred under the Global Services Agreement in our income statement and as a shareholder’s contribution (additional paid-in capital) to capital when they are incurred. See “Business — Global Services Agreement.”

Previously, we had management agreements with Cardiff pursuant to which Cardiff provided supervisory services in connection with the construction of the Ocean Rig Corcovado and the Ocean Rig Olympia. These agreements were terminated effective December 21, 2010. See “— Management Fees to Related Party” below.

Corporate structure

Please see the sections of this prospectus entitled “Summary — Corporate Structure” and “Business — Corporate Structure.”

Market overview

Our customers include oil super-majors and major integrated oil and gas companies, state-owned national oil companies and independent oil and gas companies. These customers have experienced higher oil prices and significantly increased revenues over the last decade. The increase has been related to higher demand for oil and limited increases in available oil production to offset the growth in demand. Over the same period, the depletion rate for existing oil production has risen and replacement rates for oil reserves have fallen for most oil producers, highlighting the shortfall in exploration and production spending to meet future demand and replace existing reserves. In response to this development, oil producers, particularly super-majors, majors and national oil companies, have devoted more of their activities to identifying replacements for existing production in new geographical areas at increasing water depths. According to Fearnley Offshore AS, this has translated into an increased focus on frontier deepwater and ultra-deepwater areas, not only in existing offshore regions such as Brazil, the Gulf of Mexico, Europe and West Africa but also in India, Southeast Asia, China, East Africa, Australasia and the Mediterranean. These developments have resulted in a strong increase in demand for offshore drilling services, resulting in materially increased dayrates for drilling units. Dayrates increased from approximately $180,000 in 2004 to above $600,000 in 2008, before declining to a level of just above $410,000 in mid-2010 as a result of the effects of the worldwide financial turmoil on the ultra-deep water drilling market. Since then, the dayrates have increased to approximately $453,000 in the current market.

Factors affecting our results of operations

We charter our drilling units to customers primarily pursuant to long-term drilling contracts. Under the drilling contracts, the customer typically pays us a fixed daily rate, depending on the activity and up-time of the drilling unit. The customer bears all fuel costs and logistics costs related to transport to and from the unit. We remain responsible for paying the unit’s operating expenses, including the cost of crewing, catering, insuring, repairing and maintaining the unit, the costs of spares and consumable stores and other miscellaneous expenses.

We believe that the most important measures for analyzing trends in the results of our operations consist of the following:

•	Employment Days: We define employment days as the total number of days the drilling units are employed on a drilling contract.

•	Dayrates or maximum dayrates: We define drilling dayrates as the maximum rate in U.S. Dollars possible to earn for drilling services for one 24 hour day at 100% efficiency under the drilling contract. Such dayrate may be measured by quarter-hour, half-hour or hourly basis and may be reduced depending on the activity performed according to the drilling contract.

•	Earnings efficiency/Earnings efficiency on hire: Earnings efficiency measures the effective earnings ratio, expressed as a percentage of the full earnings rate, after reducing for certain operations paid at a reduced rate, non-productive time at zero rate, or off hire without dayrates. Earnings efficiency on hire measures the earning efficiency only for the period during which the drilling unit is on contract and does not include off-hire periods.

•	Mobilization/demobilization fees: In connection with drilling contracts, we may receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling vessels, dayrate or fixed price mobilization and demobilization fees.

•	Revenue: For each contract, we determine whether the contract, for accounting purposes, is a multiple element arrangement, meaning it contains both a lease element and a drilling services element, and, if so, identify all deliverables (elements). For each element we determine how and when to recognize revenue.

•	Term contracts: These are contracts pursuant to which we agree to operate the unit for a specified period of time. For these types of contracts, we determine whether the arrangement is a multiple element arrangement. For revenues derived from contracts that contain a lease, the lease elements are recognized as “Leasing revenues” in the statement of operations on a basis approximating straight line over the lease period. The drilling services element is recognized as “Service revenues” in the period in which the services are rendered at fair value rates. Revenues related to the drilling element of mobilization and direct incremental expenses of drilling services are deferred and recognized over the estimated duration of the drilling period.

•	Well contracts: These are contracts pursuant to which we agree to drill a certain number of wells. Revenue from dayrate based compensation for drilling operations is recognized in the period during which the services are rendered at the rates established in the contracts. All mobilization revenues, direct incremental expenses of mobilization and contributions from customers for capital improvements are initially deferred and recognized as revenues over the estimated duration of the drilling period.

Revenue from drilling contracts

Our drilling revenues are driven primarily by the number of drilling units in our fleet, the contractual dayrates and the utilization of the drilling units. This, in turn, is affected by a number of factors, including the amount of time that our drilling units spend on planned off-hire class work, unplanned off-hire maintenance and repair, off-hire upgrade and modification work, reduced dayrates due to reduced efficiency or non-productive time, the age, condition and specifications of our drilling units, levels of supply and demand in the rig market, the price of oil and other factors affecting the market dayrates for drilling units. Historically, industry participants have increased supply of drilling units in periods of high utilization and dayrates. This has resulted in an oversupply and caused a decline in utilization dayrates. Therefore, dayrates have historically been very cyclical.

Rig operating expenses

Rig operating expenses include crew wages and related costs, catering, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, shore based costs and other miscellaneous expenses. Our rig operating expenses, which generally represent fixed costs, have historically increased as a result of the business climate in the offshore drilling sector. Specifically, wages and vendor supplied spares, parts and services have experienced a significant price increase over the previous two to three years. Other factors beyond our control, some of which may affect the offshore drilling industry in general, including developments relating to market prices for insurance, may also cause these expenses to increase. In addition, these rig operating expenses are higher when operating in harsh environments, though an increase in expenses is typically offset by the higher dayrates we receive when operating in these conditions.

Depreciation

We depreciate our drilling units on a straight-line basis over their estimated useful lives. Specifically, we depreciate bare-decks over 30 years and other asset parts over five to 15 years. We expense the costs associated with a five-year periodic class work.

Management fees to related party

From October 19, 2007 to December 21, 2010, we were party to, with respect to the Ocean Rig Corcovado and the Ocean Rig Olympia, separate management agreements with Cardiff pursuant to which Cardiff provided additional supervisory services in connection with these drillships including, among other things: (i) assisting in securing the required equity for the construction; (ii) negotiating, reviewing and proposing finance terms; (iii) assisting in marketing towards potential contractors; (iv) assisting in arranging, reviewing and supervising all aspects of building, equipment, financing, accounting, record keeping, compliance with laws and regulations; (v) assisting in procuring consultancy services from specialists; and (vi) assisting in finding prospective joint-venture partners and negotiating any such agreements. Pursuant to the management agreements, we paid Cardiff a management fee of $40,000 per month per drillship plus (i) a chartering commission of 1.25% on revenue earned; (ii) a commission of 1.0% on the shipyard payments or purchase price paid for drillships; (iii) a commission of 1.0% on loan financing; and (iv) a commission of 2.0% on insurance premiums. In accordance with the Addenda No. 1 to the above management agreements, dated as of December 1, 2010, these management agreements were terminated effective December 21, 2010; however, all obligations to pay for services rendered by Cardiff prior to termination remain in effect. As of December 31, 2010, these obligations totaled $5.8 million. For the year ended December 31, 2010, total charges from Cardiff under the management agreement amounted to $4.0 million. This was capitalized as drillship under construction cost, being a cost directly attributable to the construction of the two drillships, the Ocean Rig Corcovado and the Ocean Rig Olympia.

See “— Management of our drilling units.”

General and administrative expenses

Our general and administrative expenses mainly include the costs of our offices, including salary and related costs for members of senior management and our shore-side employees.

Interest and finance costs

In 2008, we completed a refinancing of Ocean Rig ASA, which was later reorganized into Drill Rigs Holdings Inc., to replace our secured bank debt and two bond issuances with secured bank debt only. Please see “Business — Description of Indebtedness — Our Credit Facilities — $1.04 billion credit facility.” As of December, 31, 2009 and after the completion of the acquisitions of the four newbuilding drillships in March and May 2009, we had total indebtedness of $1.2 billion. As of December 31, 2010, we had indebtedness of $1.26 billion. We capitalize our interest on the debt we have incurred in connection with our drillships under construction.

Results of operations

Included in this document are our unaudited interim consolidated financial statements for the three-month periods ended March 31, 2011 and 2010 and our audited consolidated historical financial statements for the years ended December 31, 2010, 2009 and 2008. Also included in this document are our unaudited pro forma condensed statement of operations for the year ended December 31, 2008 and the audited consolidated historical financial statements of Ocean Rig ASA (our predecessor) as of May 14, 2008 and for the period from January 1 to May 14, 2008.

We acquired 30.4% of the shares in Ocean Rig ASA on December 20, 2007. We acquired additional shares of Ocean Rig ASA during 2008. After acquiring more than 33% of Ocean Rig ASA’s outstanding shares, we, as required by Norwegian Law, launched a mandatory bid for the remaining shares of Ocean Rig ASA at a price of NOK 45 per share ($8.89 per share). We gained control over Ocean Rig ASA on May 14, 2008. Up to May 14, 2008, we recorded our minority share of Ocean Rig ASA’s results of operations under the equity method of accounting. The results of operations related to Ocean Rig ASA are consolidated in our financial statements starting May 15, 2008. The mandatory bid expired on June 11, 2008. As of July 10, 2008, we had acquired 100% of the shares in Ocean Rig ASA. During the period between May 15, 2008 and July 10, 2008, we reflected the minority shareholders interests in net income of Ocean Rig ASA on the line Net income attributable to non controlling interest in its consolidated statement of operations. The step acquisition was accounted for using the purchase method of accounting.

Our results of operations for the full year ended December 31, 2008 are presented because we were formed in December 2007. However, we did not have any meaningful operations prior to the acquisition of control of Ocean Rig ASA on May 14, 2008. The pro forma 2008 financial results included herein gives effect to the acquisition of Ocean Rig ASA as if the transactions had occurred on January 1, 2008. Please see the unaudited pro forma statement of operations included elsewhere in this prospectus that was derived from, and should be read in conjunction with, our historical consolidated financial statements for the period January 1, 2008 to December 31, 2008 and the historical consolidated financial statements of Ocean Rig ASA for the period January 1, 2008 to May 14, 2008, which are included elsewhere in this prospectus. The unaudited pro forma condensed pro forma statement of operations has been prepared in conformity with U.S. GAAP consistent with those used in our historical consolidated financial statements.

Restatement of previously issued financial statements for 2009

The Company restated its previously-reported consolidated financial statements for the year ended December 31, 2009 to reflect the correction of an error in computing capitalized interest expense for rigs under construction and to correct an error to reverse the reclassification into earnings of that portion of interest that should have remained in accumulated other comprehensive loss. For additional information see Note 3 to the consolidated financial statements.

The misstatements for 2009 were not detected by the Company’s internal control over financial reporting because of the absence of an effectively-designed control to verify that the entire population of borrowings and borrowing costs was captured in the Company’s calculation. There was also the absence of an effectively-designed control to identify those cash flow hedges for which the interest on the associated borrowings was capitalized. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As a result of the errors, we have concluded that we had a material weakness in the internal controls over financial reporting.

To remediate the material weakness in our internal control over financial reporting as described above, management is designing and implementing additional controls to remediate this material weakness, specifically by adding additional procedures over the relevant computations including:

•	Implementing a new process and control over the determination of the completeness of the population of borrowings used in the determination of our capitalization rate; and

•	Implementing a new process and control over the identification of derivative hedging instruments associated with borrowings used in determining our capitalization rate.

We anticipate that the actions described above will remediate the material weakness. The material weakness will only be considered remediated when the revised internal controls are operational for a period of time and are tested and management has concluded that the controls are operating effectively.

Three-month period ended March 31, 2011 compared to three-month period ended March 31, 2010

	Ocean Rig UDW Inc.	Ocean Rig UDW Inc.
	From January 1,	From January 1,
	2010 to March 31,	2011 to March 31,		Percentage
	2010	2011	Change	Change
	(U.S. dollars in thousands)

REVENUES:
Leasing and service revenues	$80,561	$109,677	$29,116	36.1%
Other revenues	(305)	(351)	(46)	15.1%

Total revenues	80,256	109,326	29,070	36.2%

EXPENSES:
Drilling rigs operating expenses	29,100	41,850	12,750	43.8%
Depreciation and amortization	18,468	28,197	9,729	52.7%
General and administrative expenses	5,517	6,100	583	10.6%

Total operating expenses	53,085	76,146	23,061	43.4%

Operating income/(loss)	27,171	33,180	6,009	22.1%
Interest and finance costs	(2,889)	(2,624)	265	(9.2)%
Interest income	1,658	5,653	3,995	241.0%
Gain/(loss) on interest rate swaps	(9,509)	(1,517)	7,992	(84.0)%
Other, net	(683)	137	820	(120.1)%

Total finance expenses, net	(11,423)	1,649	13,072	(114.4)%

Income/(loss) before taxes	15,748	34,829	19,081	121.2%
Income taxes	(4,577)	(5,961)	(1,384)	30.2%

Net income attributable to Ocean Rig UDW Inc.	$11,171	$28,868	$17,697	158.4%

Revenues

Revenues from leasing and service activities under our drilling contracts increased by $29.1 million, or 36.1%, to $109.7 million for the three-month period ended March 31, 2011, compared to $80.6 million for the three-month period ended March 31, 2010.

During the three-month period ended March 31, 2011, the Leiv Eiriksson was employed under the Petrobras contract at a maximum dayrate of $583,000, including a maximum 8% bonus. The earnings efficiency during drilling operations in the period from January 1, 2011 to February 3, 2011, when demobilization commenced, was 99.9%. The applicable dayrate during the demobilization was 97% of the operating dayrate, which lead to an earnings efficiency during demobilization from February 3 to March 31, 2011 of 97.0%, reflecting that there was no downtime and that the maximum achievable dayrate during this period was earned. The revenues recognized for demobilization during the three-month period ended March 31, 2011, was $29.5 million. The combined earnings efficiency during the three-month period ended March 31, 2011 was 98.1%. From January 1 to February 24, 2010, the rig was mobilized for drilling operations in the Black Sea, and $26.5 million of revenue related to this period was deferred. The earnings efficiency for this period was 90.4% and the earnings efficiency during the three-month period ended March 31, 2010 was 94.1%. The deferred revenue was amortized over the drilling period under the contract, starting on February 24,

2010 with $2.1 million amortized to revenue in the three-month period ended March 31, 2010, compared to $2.0 million amortized to revenue in the three-month period ended March 31, 2011.

During the three-month period ended March 31, 2011, while employed under the Tullow Oil contract, the Eirik Raude earned a maximum dayrate of $647,000 for the period from January 1 to February 15, 2011, after which the maximum dayrate increased to $665,000. During the three-month period ended March 31, 2010, while employed under the Tullow Oil contract, the Eirik Raude earned a maximum dayrate of $629,000 for the period from January 1 to February 15, 2010, after which the maximum dayrate on the same contract increased to $647,000. The earnings efficiency for the Erik Raude was 99.6% for the three-month period ended March 31, 2011, compared to an earnings efficiency of 99.7% for the three-month period ended March 31, 2010. Deferred revenue was amortized over the drilling period under the contract, with $0.7 million amortized to revenue in the three-month period ended March 31, 2010, compared to $0.7 million amortized to revenue in the three-month period ended March 31, 2011.

During the three-month period ended March 31, 2011, the Corcovado was employed under the Cairn contract at a maximum dayrate of $560,000. The rig completed a winterization upgrade from January 3, 2011 to February 3, 2011, as requested by the customer, while earning a reduced day rate of $200,000 in addition to reimbursement of $12 million as the cost of the upgrade. The rig commenced mobilization February 3, 2011 at a fixed mobilization fee of $17 million in addition to fuel costs. All revenue, as well as reimbursement of winterization costs, has been deferred and will be amortized over the drilling period under the contract. The earnings efficiency in the three-month period ending March 31, 2011 was 100.0%.

The increase in revenue in 2011 of $29.1 million was mainly due to the deferral of $26.5 million of revenue under the Petrobras contract for the Leiv Eiriksson for the period from January 1, 2010 to February 24, 2010. In addition, higher day rates for the rigs in the three month period ended March 31, 2011 resulted in increased revenue of $1.5 million compared to the three month period ended March 31, 2010.

Other revenues include amortization of the fair value of contracts from the purchase price allocation of Ocean Rig ASA. Other revenues for the three-month period ended March 31, 2011 was a reduction to revenue of $0.4 million which was largely unchanged from the three-month period ended March 31, 2010. The amount in both periods relates to the amortization of the fair value above the market value for the acquired Tullow drilling contract.

Drilling rigs operating expenses

Drilling rigs operating expenses increased by $12.8 million, or 43.8%, to $41.9 million for the three-month period ended March 31, 2011, compared to $29.1 million for the three-month period ended March 31, 2010. The increase in operating expenses was mainly due to $8.6 million related to the 10 year class survey of Leiv Eiriksson. In addition, for the period from January 1 to February 24, 2010, the Leiv Eiriksson was mobilized for drilling operations in the Black Sea and $9.2 million of operating expenses related to this period was deferred. The deferred operating expenses are amortized over the drilling period under the contract, which began on February 24, 2010 with $1.1 million amortized to revenue in the three-month period ended March 31, 2010, compared to $1.1 million amortized to revenue in the three-month period ended March 31, 2011. The operating expenses related to the Ocean Rig Corcovado, amounting to $14.3 million, have been deferred and will be amortized over the drilling period under the relevant contracts, except for $3.2 million related to insurance and onshore base operations, with the amount deferred amounting to $11.1 million.

Depreciation and amortization expense

Depreciation and amortization increased by $9.7 million, or 52.7%, to $28.2 million for the three-month period ended March 31, 2011, compared to $18.5 million for the three-month period ended March 31, 2010. The increase was mainly due to $9.3 million of depreciation related to the Ocean Rig Corcovado that we took delivery of on January 3, 2011.

General and administrative expenses

General and administrative expenses increased by $0.6 million, or 10.6%, to $6.1 million for the three-month period ended March 31, 2011, compared to $5.5 million for the three-month period ended March 31, 2010, primarily due to the increase in onshore management personnel and staff to manage a higher number of drilling units.

Interest and finance costs

Interest and finance costs decreased by $0.3 million, or 9.2%, to $2.6 million for the three-month period ended March 31, 2011, compared to $2.9 million for the three-month period ended March 31, 2010. The decrease was due to $7.7 million in higher capitalization expenses and $0.9 million in lower bank charges, including debt commitment fees, which were partly offset by $8.3 million in higher interest expenses.

Interest Income

Interest income increased by $4.0 million, or 241.0%, to $5.7 million for the three-month period ended March 31, 2011, compared to $1.7 million for the three-month period ended March 31, 2010. The increase was mainly due to higher average bank deposits.

Gain/(loss) on interest rate swaps

We recorded a loss related to interest swaps of $1.5 million for the three-month period ended March 31, 2011, compared to a loss of $9.5 million in the comparable period in 2010, on interest rate swaps that did not qualify for hedge accounting. As of March 31, 2010, three of 11 swaps qualified for hedge swap accounting. As of January 1, 2011, we discontinued hedge accounting.

The loss for the three-month period ended March 31, 2011, was due to mark to market losses from a decreasing interest rate level for the applicable interest swap durations.

Other, net

Other, net increased by $0.8 million, or 120.1%, to a gain of $0.1 million for the three-month period ended March 31, 2011, compared to a loss of $0.7 million for the three-month period ended March 31, 2010. The change is due to higher gains on currency forward contracts.

Income taxes

Income taxes increased by $1.4 million, or 30.2%, to $6.0 million for the three-month period ended March 31, 2011, compared to $4.6 million for the three-month period ended March 31, 2010, reflecting higher revenue base for the 5% withholding tax applied both in Ghana and Turkey. Since the drilling rigs operate in international waters around the world, they may become subject to taxation in many different jurisdictions. The basis for such taxation depends on the relevant regulation in the countries in which we operate. Consequently, there is no expected relationship between the income tax expense or benefit for the period and the income or loss before taxes.

Net income

Net income increased by $17.7 million to $28.9 million, or 158.4%, for the three-month period ended March 31, 2011, compared to $11.2 million for the three-month period ended March 31, 2010, primarily reflecting $29.1 million higher revenue, $13.1 million lower total net financing cost, partly offset by $23.1 million higher total operating expenses and $1.4 million higher taxes.

Year ended December 31, 2010 compared to year ended December 31, 2009, as restated

	Ocean Rig
	UDW Inc.	Ocean Rig
	From	UDW Inc.
	January 1,	From
	2009 to	January 1,
	December 31,	2010 to
	2009	December 31,		Percentage
	(As Restated)	2010	Change	Change
	(U.S. dollars in thousands)

REVENUES:
Leasing and service revenues	$373,525	$403,162	$29,637	7.9%
Other revenues	14,597	2,550	(12,047)	(82.5)%

Total revenues	388,122	405,712	17,590	4.5%

EXPENSES:
Drilling rigs operating expenses	133,256	119,369	(13,887)	(10.4)%
Goodwill impairment	—	—	—	—
Depreciation and amortization	75,348	75,092	(256)	(0.3)%
Loss on sale of equipment	—	1,458	1,458	—
General and administrative expenses	17,955	19,443	1,488	8.3%

Total operating expenses	226,559	215,362	11,197	4.94%

Operating income/(loss)	161,563	190,350	28,787	17.8%
Interest and finance costs	(46,120)	(8,418)	37,702	(81.7)%
Interest income	6,259	12,464	6,205	99.1%
Gain/(loss) on interest rate swaps	4,826	(40,303)	(45,129)	(935.1)%
Other, net	2,023	1,104	(919)	(45.4)%

Total finance expenses, net	(33,012)	(35,153)	(2,141)	6.5%

Income/(loss) before taxes and equity in loss of investee	128,551	155,197	26,646	20.7%
Income taxes	(12,797)	(20,436)	(7,639)	59.7%
Equity in loss of investee	—	—	—	—

Net income (loss),	115,754	134,761	19,007	16.4%

Less: Net income attributable to non controlling interests	—	—	—	—

Net income attributable to Ocean Rig UDW Inc.	$115,754	$134,761	$19,007	16.4%

Revenues

Revenues from leasing and service activities under our drilling contracts increased by $29.6 million net of agent fees of 1% applicable during the period under the Petrobras contract, or 7.9%, to $403.2 million for the year ended December 31, 2010, compared to $373.5 million for the year ended December 31, 2009.

During the year ended December 31, 2010, the Leiv Eiriksson was employed under the Petrobras contract at a maximum dayrate of $583,000, including a maximum 8% bonus. The earnings efficiency during the period from February 24, 2010, when drilling operations commenced, to December 31, 2010 was 89.8%. The earnings efficiency during mobilization from January 1 to February 24, 2010 was 90.4%, and thus the earnings efficiency during the year ended December 31, 2010 was 90.0%. From January 1 to February 24, 2010, the rig was mobilized for drilling operations in the Black Sea, and $26.5 million of revenue related to this period was deferred. The deferred revenue is amortized over the drilling period under the contract, starting on February 24,

2010, of which $19.6 million was recognized in the year ended 2010. During 2009, the Leiv Eiriksson was employed under the Shell contract in Norway and in the UK until October 26, 2009, at a maximum dayrate of $511,000 and had an earning efficiency of 90.4%. On October 27, 2009 it commenced the Petrobras contract and started mobilization for the Black Sea operations. Revenue of $33.2 million for October 27, 2009 to December 31, 2009 was deferred to be amortized over the drilling period under the contract, which began on February 24, 2010. The earnings efficiency from October 27, 2009 to December 31, 2009 was 93.9%, and therefore, the earnings efficiency during the year ended December 31, 2009 was 90.8%.

During the year ended December 31, 2010, while employed under the Tullow Oil contract, the Eirik Raude earned a maximum dayrate of $629,000 for the period from January 1 to February 15, 2010, after which the maximum dayrate increased to $647,000. During the year ended December 31, 2009, while employed under the Tullow Oil contract, the Eirik Raude earned a maximum dayrate of $611,000 for the period from January 1 to February 15, 2009, after which the maximum dayrate on the same contract increased to $629,000. The earnings efficiency for the Erik Raude was 95.5% for the year ended December 31, 2010, compared to an earnings efficiency of 99.8% for the year ended December 31, 2009.

The increase in revenue was mainly due to the deferral of $59.7 million of revenue under the Petrobras contract for the Leiv Eiriksson for the period from October 27, 2009 to February 24, 2010 which resulted in $19.6 million of the deferred revenue being recognized in 2010, compared to $3.5 million of deferred revenue under the Shell contract being recognized in 2009. In addition, higher day rates for the rigs in 2010 resulted in increased revenue of $13.6 million in 2010 compared to 2009.

Other revenues include amortization of the fair value of contracts from the purchase price allocation of Ocean Rig ASA and a settlement of litigation. Other revenues decreased by $12.0 million, or 82.5%, to $2.6 million for the year ended December 31, 2010, compared to $14.6 million for the year ended December 31, 2009. Amortization of the fair value of the drilling contracts from the acquisition of Ocean Rig ASA decreased by $15.8 million, which was partly offset by the settlement in the third quarter of 2010 of a legal dispute in our favor of $3.8 million.

Drilling rigs operating expenses

Drilling rigs operating expenses decreased by $13.9 million, or 10.4%, to $119.4 million for the year ended December 31, 2010, compared to $133.3 million for the year ended December 31, 2009. The decrease in operating expenses was mainly due to lower crew costs of $6.0 million and catering costs of $3.4 million from 2010, the result of operations in Turkey in 2010, where costs are lower than they were in Norway, where we operated in 2009, and higher maintenance activity in 2009 compared to 2010 of $2.8 million.

From January 1 to February 24, 2010, the Leiv Eiriksson was mobilized for drilling operations in the Black Sea and $9.2 million of deferred operating expenses related to this period was deferred. The deferred operating expenses are amortized over the drilling period under the contract, which began on February 24, 2010, of which $10.7 million has been recognized as cost in 2010 compared to $2.8 million recognized as deferred cost in 2009.

Depreciation and amortization expense

Depreciation and amortization expense of $75.1 million for the year ended December 31, 2010 was materially unchanged from 2009.

Loss on disposal of assets

We recorded a loss on sale of assets of $1.5 million as a result of the disposal of various drilling rig equipment for the year ended December 31, 2010. There was no such gain or loss for the year ended December 31, 2009.

General and administrative expenses

General and administrative expenses increased by $1.5 million, or 8.3%, to $19.4 million for the year ended December 31, 2010, compared to $18.0 million for the year ended December 31, 2009, primarily due to higher consulting fees.

Interest and finance costs

Interest and finance costs decreased by $37.7 million, or 81.7%, to $8.4 million for the year ended December 31, 2010, compared to $46.1 million for the year ended December 31, 2009. The decrease was due to a higher level of capitalization of interest expense and lower average debt levels.

Interest Income

Interest income increased by $6.2 million, or 99.1%, to $12.5 million for the year ended December 31, 2010, compared to $6.3 million for the year ended December 31, 2009. The increase was mainly due to higher interest rates on bank deposits and higher average bank deposits included in restricted cash.

Gain/(loss) on interest rate swaps

We recorded an unrealized loss of $40.3 million for the year ended December 31, 2010, compared to an unrealized gain of $4.8 million in 2009, on interest rate swaps that did not qualify for hedge accounting. The loss for the year ended December 31, 2010 was due to mark-to-market losses from a decreasing interest rate level for the applicable interest swap durations.

Other, net

Other, net decreased by $0.9 million, or 45.4%, to $1.1 million for the year ended December 31, 2010, compared to $2.0 million for the year ended December 31, 2009. The decrease is due to lower gains on currency forward contracts.

Income taxes

Income taxes increased by $7.6 million, or 59.7%, to $20.4 million for the year ended December 31, 2010, compared to $12.8 million for the year ended December 31, 2009, mainly due to withholding tax of $7.9 million for operations in Turkey in 2010 for the Leiv Eiriksson, which was not applicable for 2009. Since the drilling rigs operate in international waters around the world, they may become subject to taxation in many different jurisdictions. The basis for such taxation depends on the relevant regulation in the countries in which we operate. Consequently, there is no expected relationship between the income tax expense or benefit for the period and the income or loss before taxes. In 2009, the internal reorganization continued and certain entities ceased to be taxable in Norway, resulting in the reversal of remaining net deferred tax assets and the associated valuation allowance. As a result, there was no impact on deferred tax expense due to the change in the tax status of the entities. For the year ended December 31, 2010, the income taxes primarily represent withholding taxes for the operations of the Eirik Raude in Ghana and the Leiv Eiriksson in Turkey of $11.4 million and $7.9 million, respectively, while for the year ended December 31, 2009, the taxes primarily represented withholding tax for the operations of the Eirik Raude in Ghana of $11.4 million. During the year ended December 31, 2009, the Leiv Eiriksson was operating in the U.K. and Norway and incurred an immaterial amount of tax charges in the U.K. and no tax charges in Norway due to tax loss carry forward.

Net income

Net income increased by $19.0 million to $134.8 million, or 16.4%, for the year ended December 31, 2010, compared to $115.8 million for the year ended December 31, 2009, primarily reflecting $43.9 million lower net financing cost, $17.6 million higher revenues and $11.2 million lower total operating expenses, partly offset by a $45.1 million negative variance due to the loss on interest rate swaps in the year ended December 31, 2010 and $7.6 million higher taxes.

Year ended December 31, 2009, as restated, compared to the year ended December 31, 2008

		Ocean Rig
	Ocean Rig	UDW Inc.
	UDW Inc.	From
	From	January 1,
	January 1,	2009 to
	2008 to	December 31,
	December 31,	2009		Percentage
	2008	(As Restated)	Change	Change
	(U.S. dollars in thousands)

REVENUES:
Leasing and service revenues	$202,110	$373,525	$171,415	84.8%
Other revenues	16,553	14,597	(1,956)	(11.8)%

Total revenues	218,663	388,122	169,459	77.5%

EXPENSES:
Drilling rigs operating expenses	86,229	133,256	47,027	54.5%
Goodwill impairment	761,729	—	(761,729)	(100.0)%
Depreciation and amortization	45,432	75,348	29,916	65.8%
General and administrative expenses	14,462	17,955	3,493	24.0%

Total operating expenses	907,852	226,559	(681,293)	(75.0)%

Operating income/(loss)	(689,189)	161,563	850,752	(123.4)%
Interest and finance costs	(71,692)	(46,120)	25,572	(35.7)%
Interest income	3,033	6,259	3,226	106.4%
Gain/(loss) on interest rate swaps	—	4,826	4,826	100.0%
Other, net	(2,300)	2,023	4,323	(188.0)%

Total finance expenses, net	(70,959)	(33,012)	26,758	(37.7)%

Income/(loss) before income taxes and equity in loss of investee	(760,148)	128,551	877,517	(115.4)%
Income taxes	(2,844)	(12,797)	9,953	350.0%
Equity in loss of investee	(1,055)	—	1,055	(100.0)%

Net income/(loss)	(764,047)	115,754	879,801	(115.2)%

Less: Net income attributable to non controlling interest	(1,800)	—	1,800	(113.7)%

Net income attributable to Ocean Rig UDW Inc.	$(765,847)	$115,754	$881,601	(115.1)%

The Ocean Rig UDW (successor) results of operations for the year ended December 31, 2008 are presented because Ocean Rig UDW was formed in December 2007; however, Ocean Rig UDW did not have any meaningful operations prior to the acquisition of control of Ocean Rig ASA on May 14, 2008. The successor financial statements for 2008 include the parent company activities for January 1 to December 31, 2008, loss under the equity method for the investment in Ocean Rig ASA up to May 14, 2008 and the consolidated results of Ocean ASA since the acquisition date.

Revenues

Total revenues increased by $169.5 million, or 77.5%, to $388.1 million for the year ended December 31, 2009, as compared to $218.7 million for the year ended December 31, 2008. Of the increase, $99.2 million was due to the 12 months earnings contribution in 2009 compared to a 7.5 month contribution in 2008. Deferred revenue was recognized with $6.5 million for the year ended December 31, 2009 compared to $5.1 million for the year ended December 31, 2008.

During the year ended December 31, 2009, the Leiv Eiriksson worked under the Shell contract at a maximum dayrate of $512,000 and under the Petrobras contract at a maximum dayrate of $583,000. The Leiv Eiriksson commenced the Petrobras contract on October 27, 2009 and during the mobilization period from October 27, 2009 to December 31, 2009, revenues of $33.2 million were deferred and will be amortized to revenue as wells are drilled. The mobilization period under the Petrobras contract continued until drilling commenced on February 24, 2010. During the year ended December 31, 2008, the Leiv Eiriksson earned maximum dayrates of $511,000 and $476,000 under the Shell contract in Norway and the Shell contract in the U.K., respectively. The earnings efficiency for the Leiv Eiriksson was 90.8% for 2009 compared to 83.2% for 2008.

During the year ended December 31, 2009, under the Tullow Oil contract, the Eirik Raude earned a maximum dayrate of $611,000 that increased to $629,000 on February 15, 2009. Under the ExxonMobil contract for the year ended 2008, the Eirik Raude earned a maximum dayrate of $395,000. The earnings efficiency for the Eirik Raude was 99.7% for 2009 compared to an earnings efficiency of 94.1% for 2008.

Drilling rigs operating expenses

Drilling rigs operating expenses increased by $47.0 million, or 54.5%, to $133.3 million for the year ended December 31, 2009, as compared to $86.2 million for the year ended December 31, 2008. The increase was mainly due to the 12 months of expenses in 2009 compared to the 7.5 months in 2008, partly offset by the deferral of $21.8 million of the Leiv Eiriksson’s operating expenses from October 27, 2009 to December 31, 2009, under the Petrobras contract during the mobilization period. Deferred cost recognized in the year ended December 31, 2009 was $4.4 million compared to $1.7 million in the year ended December 31, 2008.

Goodwill impairment

An impairment charge of $761.7 million was recognized in 2008, as a result of the impairment testing performed on goodwill at December 31, 2008 following the acquisition of Ocean Rig ASA. Following the impairment charge, all goodwill was impaired. From the date of the acquisition of Ocean Rig ASA in May 2008 through the annual goodwill impairment test performed on December 31, 2008, the market declined significantly and various factors negatively affected industry trends and conditions, which resulted in the revision of certain key assumptions used in determining the fair value of our investment and, therefore, the implied fair value of goodwill. During the second half of 2008, the credit markets tightened, driving up the cost of capital and long-term weighted average cost of capital increased. In addition, the economic downturn and volatile oil prices resulted in a downward revision of projected cash flows in our discounted cash flows analysis for our 2008 impairment testing. Furthermore, the decline in the global economy negatively impacted publicly traded company multiples used when estimating fair value under the market approach. Based on results of our annual goodwill impairment analysis, we determined that the carrying value of our goodwill was impaired.

Depreciation and amortization expense

Depreciation and amortization expense increased by $29.9 million, or 65.8%, to $75.3 million for the year ended December 31, 2009, as compared to $45.4 million for the year ended December 31, 2008. The increase was mainly due to the increased period of consolidation of our drilling rigs in 2009.

General and administrative expenses

General and administrative expenses increased by $3.5 million, or 24.0%, to $18.0 million for the year ended December 31, 2009, as compared to $14.5 million for the year ended December 31, 2008. The increase was mainly due to the fact that Ocean Rig ASA’s results were only consolidated for 7.5 months in 2008, partly offset by the change in control related costs from our acquisition of Ocean Rig ASA, described in the paragraph below.

Interest and finance costs

Interest and finance costs decreased by $25.6 million, or 35.7%, to $46.1 million for the year ended December 31, 2009, compared to $71.7 million for the year ended December 31, 2008. The decrease is mainly due to the repayment of the Acquisition Facility in first half 2009, as well as the absence of the $26.9 million refinancing costs in 2008. These effects were partly offset by the Ocean Rig ASA and related interest and finance costs being consolidated for 12 months in 2009 as compared to 7.5 months in 2008.

Interest income

Interest income amounted to $6.3 million for the year ended December 31, 2009 compared to $3.0 million for the year ended December 31, 2008, due to interest income for 12 months in 2009 compared to 7.5 months in 2008.

Gain/(loss) on interest rate swaps

We recognized a gain on interest rate swaps, which did not qualify for hedge accounting, of $4.8 million during 2009. We did not hold these swaps in 2008.

Other, net

A gain of $2.0 million was recognized during 2009 compared to a loss of $2.3 million during 2008. This was mainly due to the weakening of the U.S. Dollar and a corresponding gain on currency forward contracts to sell U.S. Dollar. We enter into currency forward contracts to hedge against currency exposure related to operating expense in currencies other than U.S. Dollars. The company typically hedges a percentage of next 12 months currency exposure.

Income taxes

Income taxes increased by $10.0 million to $12.8 million for the year ended December 31, 2009, compared to $2.8 million for the 7.5 month period ended December 31, 2008. The taxes for 2009 primarily represent withholding taxes for the operations of the Eirik Raude in Ghana. In December 2008, the ownership of the drilling rigs were redomiciled to the Marshall Islands, which has no corporate income taxes. In 2008, the drilling rigs were domiciled in Norway, which has a 28% tax rate. However, Ocean ASA and its subsidiaries had built up a large deferred tax asset in Norway related to net loss carry forwards, which were fully offset by a valuation allowance since it was not deemed more likely that not that such assets would be realized. Subsequent to the acquisition of Ocean Rig ASA in May 2008, we began an internal reorganization to redomicile our activities outside of Norway. This created a taxable gain in 2008 that utilized a portion of the existing net loss carry forwards in Norway with a corresponding reduction in the valuation allowance. As a result, the reorganization had no impact on total income tax expense for the period. In addition, nontaxable goodwill was impaired in 2008 for which there was no tax deduction. In 2009, the internal reorganization continued and certain entities ceased to be taxable in Norway resulting in the reversal of remaining net deferred tax assets and the associated valuation allowance. As a result, there was no impact on deferred tax expense due to the change in the tax status of the entities. Since the drilling rigs operate in international waters around the world, they may become subject to taxation in many different jurisdictions. The basis for such taxation depends upon the relevant regulation in that country. Consequently, there is not an expected relationship between the income tax expense or benefit for the period and the income or loss before taxes. In 2008, the largest part of the income tax expense related to operations in the United States while for 2009, the income tax related to activities in Ghana.

Equity in loss of investee

Equity in loss of investee amounted to $1.1 million in the year ended December 31, 2008. This represents the amount of loss that was attributable to the holding of our shares prior to obtaining control of Ocean Rig ASA for the period from January 1, 2008 to May 14, 2008. There was no such income/loss for the year ended December 31, 2009 since Ocean Rig ASA’s results were consolidated for the entire period.

Net income/(loss)

Net income increased by $879.8 million to $115.8 million for the year ended December 31, 2009, compared to a loss of $765.8 million for the for the 7.5 month period ended December 31, 2008, reflecting $169.5 million higher revenue, $681.2 million lower operating expenses mainly due to the impairment of goodwill in 2008, $26.8 million lower financing costs, partly offset by $10.0 million higher taxes, as discussed above.

Non-controlling interest

Net income allocated to non-controlling interest amounted to a loss of $1.8 million in the year ended December 31, 2008 and $0 for the year ended December 31, 2009. This represents the amount of consolidated income that is not attributable to Ocean Rig UDW Inc. from May 14, 2008 until July 10, 2008, when we acquired 100% of Ocean Rig ASA.

The year ended December 31, 2009, as restated compared to the pro forma year ended December 31, 2008

	Ocean Rig	Ocean Rig
	UDW Inc.	UDW Inc.
	(Pro Forma)	From
	From	January 1,
	January 1,	2009 to
	2008 to	December 31,
	December 31,	2009		Percentage
	2008	(As Restated)	Change	Change
	(U.S. dollars in thousands)

REVENUES:
Leasing and service revenues	$301,282	$373,525	$72,243	24.0%
Other revenues	25,363	14,597	(10,766)	(42.4)%

Total revenues	326,645	388,122	61,477	18.8%

EXPENSES:
Drilling rigs operating expenses	134,373	133,256	(1,117)	(0.8)%
Goodwill impairment	761,729	—	(761,729)	—
Depreciation and amortization	71,708	75,348	3,640	(5.1)%
General and administrative expenses	26,602	17,955	(8,647)	(32.5)%

Total operating expenses	994,412	226,559	(767,853)	77.2%

Operating income/(loss)	(667,767)	161,563	829,330	(124.2)%
Interest and finance costs	(124,669)	(46,120)	78,549	(63.0)%
Interest income	3,414	6,259	2,845	83.3%
Gain/(loss) on interest rate swaps	—	4,826	4,826	—
Other, net	(2,300)	2,023	4,323	(188.0)%

Total other income (expenses), net	(123,555)	(33,012)	90,543	(73.3)%

Income/(loss) before taxes and equity in loss of investee	(791,322)	128,551	919,873	(116.2)%
Income taxes	(4,481)	(12,797)	(8,316)	185.6%

Net income/(loss) attributable to Ocean Rig UDW Inc.	$(795,803)	$115,754	$911,557	(114.5)%

The following discussion gives effect to the acquisition of Ocean Rig ASA as if the transactions had occurred on January 1, 2008. Please see the unaudited pro forma statement of operations included elsewhere in this prospectus that was derived from, and should be read in conjunction with, the historical consolidated financial statements of Ocean Rig UDW Inc. for the period January 1, 2008 to December 31, 2008 and Ocean

Rig ASA for the period January 1, 2008 to May 14, 2008, which are included elsewhere in this prospectus. See “— Results of operations.”

Revenues

Revenues from leasing and service activities under our drilling contracts were $373.5 million for the year ended December 31, 2009, compared to $301.3 million for the year ended December 31, 2008. This was an increase of $72.2 million, or 24%. The increase was mainly due to a higher dayrate of $611,000 for the Eirik Raude in 2008 and 2009 under the Tullow Oil contract, which the rig commenced in 2008 after the termination of its contract with ExxonMobil, compared to a dayrate of $395,000 in 2008 under the ExxonMobil contract, but was also due in part to higher earnings efficiencies for both rigs. This was partly offset by the deferral of revenue of $33.2 million during the period from October 27, 2009 to December 31, 2009 during the mobilization of the Leiv Eiriksson to the Black Sea. Deferred revenue was recognized with $6.5 million for the year ended December 31, 2009 compared to $5.1 million for the year ended December 31, 2008.

During the year ended December 31, 2009, the Leiv Eiriksson worked under the Shell contract at a maximum dayrate of $512,000 and under the Petrobras contract at a maximum dayrate of $583,000. The Leiv Eiriksson commenced the Petrobras contract on October 27, 2009. During the mobilization period from October 27, 2009 to December 31, 2009, revenues of $33.2 million were deferred and will be amortized to revenue as wells are drilled. During the year ended December 31, 2008, the Leiv Eiriksson earned maximum dayrates of $511,000 and $476,000 under the Shell contract in Norway and the Shell contract in the U.K., respectively. The earnings efficiency for the Leiv Eiriksson was 90.8% for 2009 compared to 83.2% for 2008.

During the year ended December 31, 2009, under the Tullow Oil contract, the Eirik Raude earned a maximum dayrate of $611,000 for the period from January 1 to February 14, when the rate increased to $629,000. Under the ExxonMobil contract for the year ended 2008, the Eirik Raude earned a maximum dayrate of $395,000. The Eirik Raude commenced the Tullow Oil contract October 9, 2008, at a maximum dayrate of $611,000. The earnings efficiency for the Eirik Raude was 99.8% for 2009 compared to an earnings efficiency of 94.1% for 2008.

Other revenues decreased by $10.8 million to $14.6 million for the year ended December 31, 2009, compared to $25.4 million for the year ended December 31, 2008, reflecting amortization of the fair value of the drilling contracts from the purchase price allocation. The decrease is primarily attributable to the fact that amortization of one contract was completed after eight months in 2009, but was amortized throughout the entire year ended 2008.

Drilling rigs operating expenses

Drilling rigs operating expenses of $133.3 million for the year ended December 31, 2009, were relatively unchanged from the year ended December 31, 2008.

The Leiv Eiriksson commenced the Petrobras contract on October 27, 2009. During the mobilization period from October 27, 2009 to December 31, 2009, costs of $21.8 million were deferred and will be amortized to rig operating expense as wells are drilled.

Deferred cost recognized in the year ended December 31, 2009 was $4.4 million compared to $0.5 million in the year ended December 31, 2008.

Goodwill impairment

An impairment charge of $761.7 million was recognized in 2008 as a result of the impairment testing performed on goodwill at December 31, 2008, following the acquisition of Ocean Rig ASA. Following the impairment charge, all goodwill was impaired. From May 14, 2008, the date the we acquired Ocean Rig ASA, through the annual goodwill impairment test performed on December 31, 2008, the offshore drilling market declined significantly and various factors negatively affected industry trends and conditions, which resulted in the revision of certain key assumptions used in determining the fair value of our investment and therefore the implied fair value of goodwill. During the second half of 2008, the credit markets tightened, driving up the cost of capital. Therefore, we increased the rate of long-term weighted average cost of capital. In addition, the economic downturn and volatile oil prices resulted in a downward revision of projected cash flows in our forecasted discounted cash flows analysis for our 2008 impairment testing. Furthermore, the decline in the global economy negatively impacted publicly traded company multiples used when estimating fair value under the market approach. Based on results of our annual goodwill impairment analysis, we determined that the carrying value of our goodwill was impaired.

Depreciation and amortization expense

Depreciation and amortization expense increased by $3.6 million, or 5.1%, to $75.3 million for the year ended December 31, 2009, compared to $71.7 million for the year ended December 31, 2008. The increase was mainly due to the higher depreciation and amortization basis arising from capital expenditures during 2009.

General and administrative expenses

General and administrative expenses decreased by $8.6 million, or 32.5%, to $18.0 million for the year ended December 31, 2009, compared to $26.6 million for the year ended December 31, 2008. The decrease was mainly due to the fact that general and administrative expenses for the year ended December 31, 2008 included a provision of $3.1 million related to an investment bank claim for financial advisory fees and the change-of-control-related costs triggered by Ocean Rig UDW’s acquisition of control of Ocean Rig ASA in May 2008. The change-of-control costs mainly related to increased employee compensation expenses of $2.7 million due to stock-based compensation becoming immediately vested as a result of change-of-control provisions in the employee option agreements and $1.3 million due to costs incurred under the management retention bonus program.

Interest and finance costs

Interest and finance costs decreased by $78.5 million, or 63.0%, to $46.1 million for the year ended December 31, 2009, compared to $124.7 million for the year ended December 31, 2008. The decrease was mainly due to the incurrence of $26.9 million of expenses in 2008 related to the refinancing of the notes issued in 2005 and 2006 with the $1.04 billion credit facility. In addition, the interest and finance costs in 2009 from the $1.04 billion credit facility declined compared to the financing in 2008 under the notes issued in 2005 and 2006. The refinancing resulted in expenses of $26.9 million in 2008 related to redemption costs and accelerated amortization of debt issuance costs. The level of outstanding debt in 2009 was impacted by debt related to the four drillships under construction, which were acquired in March and May 2009. At year end 2009, the balance of the debt incurred in connection with the acquisition of the drillships was $416.3 million. However, $24.4 million of the related interest expense was capitalized as part of the construction costs for the drillships. During 2008 the drillships under construction were not yet acquired and consequently there was no related interest expense or capitalized interest.

On May 9, 2008, we concluded a guarantee facility of NOK 5.0 billion (approximately $974,500) and a term loan of $800,000 in order to guarantee the purchase price of the Ocean Rig ASA shares to be acquired through the mandatory offering and to finance the acquisition cost of the Ocean Rig ASA shares. The loan bore interest at LIBOR plus a margin. For purposes of the pro forma information, it is assumed that the loan was drawn down from January 1, 2008 and therefore had interest expense for the whole year. The interest rate assumed was based upon the LIBOR in effect at the actual acquisition date of May 14, 2008. The total pro forma adjustment for interest expense for the period from January 1, 2008 to May 15, 2008 amounted to $11,316.

Interest income

Interest income amounted to $6.3 million for the year ended December 31, 2009, compared to $3.4 million for the year ended December 31, 2008, primarily due to the impact of higher cash balances and restricted cash in 2009 partly offset by higher interest rate levels in 2008 compared to 2009.

Gain/(loss) on interest rate swaps

We recognized a gain on interest rate swaps, which did not qualify for hedge accounting, of $4.8 million during the year ended December 31, 2009. There was no such gain or loss for the year ended December 31, 2008.

Other, net

A gain of $2.0 million was recognized during the year ended December 31, 2009, compared to a loss of $2.3 million during the year ended December 31, 2008, principally for currency forward contracts. The main reason for the 2008 loss was a substantial appreciation of the U.S. Dollar, and a corresponding loss on currency forward contracts for U.S. Dollars sales. The main reason for the 2009 gain was a substantial depreciation of the U.S. Dollar, and a corresponding gain on currency forward contracts for U.S. Dollars sales.

Income taxes

Income taxes increased by $8.3 million, to $12.8 million for the year ended December 31, 2009, compared to $4.5 million for the year ended December 31, 2008. The taxes for 2009 and 2008 primarily represent withholding taxes for drilling. In December 2008, the ownership of the drilling rigs had been redomiciled to the Republic of the Marshall Islands, which has no corporate income taxes. In 2008, the drilling rigs were domiciled in Norway with a 28% tax rate. However, Ocean Rig ASA and its subsidiaries had historically built up a large deferred tax asset in Norway related to net loss carry forwards which were fully offset by a valuation allowance since it was not deemed more likely that not that such assets would be realized. Subsequent to the acquisition of Ocean Rig ASA in May 2008, we began an internal reorganization to redomicile that company’s activities outside of Norway. This created a taxable gain in 2008 that utilized a portion of the existing net loss carry forwards in Norway with a corresponding reduction in the valuation allowance. As a result, this had no impact on total income tax expense for the period. In addition, nontaxable goodwill was impaired in 2008 for which there was no tax deduction. In 2009, the internal reorganization continued and certain entities ceased to be taxable in Norway resulting in the reversal of remaining net deferred tax assets and the associated valuation allowance. As a result, there was no impact on deferred tax expense due to the change in the tax status of the entities. Since the drilling rigs operate in international waters around the world, they may become subject to taxation in many different jurisdictions. The basis for such taxation depends on the relevant regulation in the country. Consequently, there is no expected relationship between the income tax expense or benefit for the period and the income or loss before taxes. The 2009 taxes primarily represent withholding taxes for the operations of the Eirik Raude in Ghana that commenced in November 2008 of $11.4 million. In 2008, income taxes primarily related to drilling operations in Ghana, the U.K., the United States and Ireland.

Net income/(loss)

Net income increased by $911.6 million, to $115.8 million for the year ended December 31, 2009, compared to a loss of $795.8 million for the year ended December 31, 2008, reflecting $61.5 million higher revenue, $767.9 million lower operating expenses mainly due to the impairment of goodwill in 2008 and $81.4 million lower financing costs, which were partly offset by $8.3 million higher taxes, as discussed above.

Liquidity and capital resources

As of March 31, 2011, we had cash and cash equivalents of approximately $30.0 million and $290.0 million of restricted cash related mainly to collateral or minimum liquidity covenants contained in our loan agreements. As of December 31, 2010, we had cash and cash equivalents of approximately $95.7 million and $562.8 million of restricted cash related mainly to collateral or minimum liquidity covenants contained in our loan agreements. Furthermore, as of March 31, 2011, we had total bank debt of $1.1 billion and an intercompany loan to DryShips of $127.5 million, which intercompany loan was repaid in April 2011. As of December 31, 2010, we had total bank debt of $1.26 billion.

On January 3, 2011, in connection with the delivery of the Ocean Rig Corcovado, we paid the final shipyard installment of $289.0 million. On January 4, 2011, we repaid our $300 million short term overdraft facility from the restricted cash from the escrow account securing the loan. On January 5, 2011, we drew down the full amount of the $325 million short term loan facility. On March 18, 2011, we repaid the outstanding amount of $115.0 million under our $230.0 million loan agreement. On March 30, 2011, we took delivery of the Ocean Rig Olympia and paid $288.4 million as the final construction installment payment to the shipyard. During March and April 2011, we borrowed an aggregate of $175.5 million from DryShips through shareholder loans for capital expenditures and general corporate purposes. On April 20, 2011, these intercompany loans were repaid. On April 18, 2011, in connection with the exercise of the first of the six newbuilding drillship options, we entered into a shipbuilding contract for the first of our seventh generation hulls and paid $207.6 million to the shipyard. On April 19, 2011, we repaid an amount of $24.9 million under our Deutsche Bank credit facilities and during 2011 to the date of this prospectus, we paid an aggregate amount of $78.8 million under our $1.04 billion credit facility. On April 20, 2011, we drew down the full amount of our $800.0 million senior secured term loan agreement and repaid our $325.0 million short-term credit facility. On April 27, 2011, we issued $500.0 million in aggregate principal amount of our 9.5% senior unsecured notes due 2016, from which we received net proceeds of $487.5 million. On April 27, 2011, we entered into an agreement with the lenders to restructure the Deutsche Bank credit facilities. The principal terms of the restructuring are as follows: (i) the maximum amount permitted to be drawn under each facility was reduced from $562.5 million to $495.0 million; (ii) in addition to the guarantee already provided by DryShips, we provided an unlimited recourse guarantee that includes certain financial covenants, which are discussed below; (iii) we are permitted to draw under the facility with respect to the Ocean Rig Poseidon based upon the fixture of the drillship under its drilling contract with Petrobras Tanzania, and on April 27, 2010, the cash collateral deposited for this vessel was released; and (iv) we will be permitted to draw under the facility to finance the Ocean Rig Mykonos provided we have obtained suitable employment acceptable to the lenders for such drillship by August 2011. While the contract with Petrobras Brazil for the Ocean Rig Mykonos does not satisfy the minimum dayrates and terms required under the credit facility with respect to the Ocean Rig Mykonos, our lenders have agreed to amend the terms of the credit facility, subject to the completion of definitive documentation, based on the Petrobras Brazil contract to allow for full draw downs to finance the remaining costs of the Ocean Rig Mykonos and the release of the cash collateral deposited for the drillship. We expect to complete definitive documentation to amend this credit facility in August 2011. On April 27, 2011, we exercised the second of our six newbuilding drillship options under our option contract with Samsung and, as a result, entered into a shipbuilding contract for the second of our seventh generation hulls and paid $207.4 million to the shipyard on May 5, 2011. On June 23, 2011, in connection with the exercise of the third of our six newbuilding drillship options under our option contract with Samsung, we entered into a shipbuiliding contract for the third seventh generation hull and paid $207.4 million to the shipyard. On July 28, 2011, we took delivery of the Ocean Rig Poseidon and paid $309.3 million as the final construction installment payment to the shipyard, which was financed with additional drawdowns in July 2011 under the Deutsche Bank credit facility for the construction of the Ocean Rig Poseidon totaling $308.2 million.

Our cash and cash equivalents decreased by $65.7 million to $30.0 million as of March 31, 2011, compared to $95.7 million as of December 31, 2010. As of December 31, 2010, our cash and cash equivalents decreased by $138.5 million to $95.7 million, compared to $234.2 million as of December 31, 2009. Working capital is defined as current assets minus current liabilities (including the current portion of long-term debt).

As of March 31, 2011, we had a working capital deficit of $391.2 million, compared to a working capital surplus of $4.1 million as of December 31, 2010. Our working capital position as of March 31, 2011, was adversely impacted by the payment of the delivery installment payment for the Ocean Rig Olympia of $288.4 million from cash on hand. Our working capital deficit as of March 31, 2011 was temporary, however, as on April 20, 2011, we drew down the full amount of our $800.0 million senior secured term loan agreement, which matures in 2016, and repaid our $325.0 million short-term credit facility.

As of December 31, 2010, our working capital surplus was $4.1 million, compared to a working capital deficit of $123.7 million, as of December 31, 2009. The increase in our working capital position was primarily due to the number of loans classified as long term debt for 2010 compared to 2009 when a greater number of loans were classified as current due to the breach of covenants by DryShips and cross-default provisions in our loan agreements, which resulted in a technical cross-default under our loan agreements.

If we do not strengthen our working capital surplus, or if we return to a working capital deficit and such a working capital deficit continues to grow, lenders may be unwilling to provide future financing or will provide future financing at significantly increased interest rates, which will negatively affect our earnings, liquidity and capital position, and our ability to make timely payments on our newbuilding purchase contracts and to meet our debt repayment obligations. We expect that the lenders will not demand payment of loans before their maturity, provided that we pay loan installments and accumulated accrued interest as they come due under the existing facilities. We plan to settle the loan interest and scheduled loan repayments with cash generated from operations.

Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our drilling units, comply with international standards, environmental laws and regulations, fund working capital requirements and make principal repayments on outstanding loan facilities. Since our formation, our principal source of funds has been equity provided by our shareholders through their equity offerings or at the market sales, operating cash flows and long-term borrowings. From January 1, 2009 to December 3, 2010, we received $1.3 billion in cash from our parent company, DryShips, in the form of capital contributions to meet obligations for capital expenditures on our drillships under construction and debt repayments during the period. In 2011 year to date, we have not received cash capital contributions from DryShips. As we are no longer a wholly-owned subsidiary of DryShips, even if it is able to do so, DryShips may be unwilling to provide continued funding for our capital expenditure requirements or only provide such funding in return for market rate repayment and interest rates or issuances of equity securities, which could be significantly dilutive to other shareholders. In March and April 2011, we borrowed an aggregate amount of $175.5 million from DryShips through shareholder loans, which we repaid in full in April 2011.

Based on our current liquidity position reflecting transactions concluded in April 2011, including our entry into the $800.0 million senior secured term loan agreement and our issuance of $500.0 million aggregate principal amount of our 9.5% senior unsecured notes due 2016, we do not expect to require funding from DryShips over the next 12 months. Provided we secure suitable employment for the Ocean Rig Mykonos not later than August 2011, which we intend to do by amending the credit facility for the construction of the Ocean Rig Mykonos, subject to the completion of definitive documentation, based on the contract with Petrobras Brazil, and excluding our three recently-exercised newbuilding drillship options, our newbuilding program is fully financed with bank debt and anticipated internal cash flow. Further, all pre-delivery payments have been made under our three recently-exercised drillship options. The delivery payments for each of these drillships are due in 2013 and we expect to finance these payments with cash on hand, operating cash flow and bank debt that we intend to arrange.

As of March 31, 2011, we had aggregate debt outstanding of $1.1 billion, inclusive of deferred financing costs amounting to $21.0 million, of which $486.7 million was classified as current on our balance sheet. As of December 31, 2010, we had aggregate debt outstanding of $1.26 billion, inclusive of deferred financing costs amounting to $27.8 million, of which $560.6 million, was classified as current on our balance sheet. As of March 31, 2011 and December 31, 2010, we had $928.3 million of unutilized credit facilities for the construction of the Ocean Rig Poseidon and the Ocean Rig Mykonos. The credit facility for the Ocean Rig Mykonos requires that any drawdowns under the facility be collateralized with an equivalent deposit to restricted cash until we find suitable employment for that drillship. While the contract with Petrobras Brazil for the Ocean Rig Mykonos does not satisfy the minimum dayrates and terms required under this credit facility, our lenders have agreed to amend the credit facility, subject to the completion of definitive documentation, based on the Petrobras Brazil contract to allow for draw downs and the release of collateral deposited for the Ocean Rig Mykonos.

As of December 31, 2010, we had purchase commitments of approximately $1.37 billion, which represented the remaining construction and construction-related payments for the Ocean Rig Olympia, which was delivered on March 30, 2011, the Ocean Rig Poseidon, which was delivered on July 28, 2011, and the Ocean Rig Mykonos, which is scheduled to be delivered in September 2011. As of March 31, 2011, we had substantial purchase commitments mainly representing the remaining yard installments of $717.0 million for the Ocean Rig Poseidon, which was delivered on July 28, 2011, and the Ocean Rig Mykonos, is scheduled to be delivered in September 2011. As of July 29, 2011, the purchase commitments for the Ocean Rig Mykonos amounted to $305.7 million. In addition, in the second quarter of 2011, we exercised three of our options with Samsung for the construction of three additional ultra-deepwater drillships and, accordingly, entered into shipbuilding contracts for our seventh generation hulls, which are scheduled to be delivered in July 2013, September 2013 and November 2013, respectively, for a total estimated project cost per drillship of $638.0 million, consisting of $570.0 million of construction costs, costs of approximately $38.0 million for upgrades to the existing drillship specifications and construction-related expenses of $30.0 million. In connection with the exercise of these options, we paid $207.6 million, $207.4 million and $242 million, respectively, to the shipyard in the second quarter of 2011. We intend to apply a portion of the proceeds from our 9.5% senior unsecured notes due 2016 to fund the construction of our seventh generation hulls. However, we will have remaining construction and construction-related payments of approximately $1.2 billion coming due in 2013 for which we have not yet arranged financing. The remaining three optional drillships have an estimated total project cost, excluding financing costs, of $638.0 million each. To the extent we exercise any of the three options we have with Samsung for the construction of three additional newbuilding drillships, with an estimated cost of $1.9 billion in the aggregate, we will incur additional payment obligations for which we have not arranged financing. These options are exercisable by us any time on or prior to January 31, 2012; their exercise would result in payment at the time of the exercise of an aggregate of $701.8 million if the options are exercised at the same specifications as the first three options.

We drew down the Deutsche Bank credit facility for the construction of the Ocean Rig Poseidon based upon the employment of the drillship under its drilling contract with Petrobras Tanzania, and on April 27, 2011, the cash collateral deposited for this vessel was released. In order to draw down the Deutsche Bank credit facility for the construction of the Ocean Rig Mykonos, we are required to secure suitable employment for the drillship no later than August 2011, at specified minimum dayrates and for specified minimum terms, with charterers that are satisfactory to such lenders. These minimum dayrates are above current dayrates available in the market and the rates we received in certain of our latest contract awards. In the event we are unable to secure suitable employment for the Ocean Rig Mykonos by that date, we would be required to repay all outstanding amounts under the agreement with cash collateral held with the lenders. Our lenders have agreed to amend the terms of the credit facility, subject to the completion of definitive documentation, based on the Petrobras Brazil contract to allow for full draw downs to finance the remaining installment payments for the Ocean Rig Mykonos and the release of the cash collateral deposited for the drillship. We expect that the amendment to the credit facility will provide that full draw downs and the release of the cash collateral deposited for the drillship will be permitted provided that the Petrobras Brazil contract remains in full force and effect. Our lenders have also agreed to amend the credit facility to allow for the Ocean Rig Mykonos to be re-employed six months, in lieu of 12 months, prior to the expiration of the Petrobras Brazil contract. We expect that all other material terms of the credit facility will remain unchanged.

We expect that our existing cash balances, internally generated cash flows, drawdowns under the credit facilities for the construction of the Ocean Rig Mykonos and proceeds from the issuance of new debt or equity will fulfill anticipated obligations such as scheduled debt maturities, committed capital expenditures and working capital needs. Additionally, DryShips has committed to provide cash to meet the Company’s liquidity needs over the next twelve months. See note 1.b. to the consolidated financial statements. However, as discussed above, due to our current liquidity position, which is mainly driven by transactions concluded in April 2011, including our entry into the $800.0 million senior secured term loan agreement and our issuance of $500.0 million aggregate principal amount of 9.5% senior unsecured notes due 2016, we do not expect to require funding from DryShips over the next 12 months. If we require financing from DryShips over the next 12 months and such financing is not available, we do not expect the lack of financing from DryShips to have a material impact on our ability to satisfy our liquidity requirements and to finance future operations over the next 12 months and intend to cover any shortfalls with new bank debt that we would seek to obtain.

Our internally generated cash flow is directly related to our business and the market sectors in which we operate. Should the drilling market deteriorate, or should we experience poor results in our operations, cash flow from operations may be reduced. As of the date of this prospectus, we believe that amounts available under our existing credit facilities, current cash balances, as well as operating cash flow, together with any debt or equity issuances in the future, will be sufficient to meet our liquidity needs for the next 12 months, including minimum cash requirements under our loan agreements, and payment obligations for our newbuilding drillships, assuming the drilling or financing markets do not deteriorate and provided we are permitted to borrow amounts under the credit facility for the construction of the Ocean Rig Mykonos. All previous and future drawdowns under the facility for the construction of the Ocean Rig Mykonos must be fully cash collateralized until we find suitable employment for that drillship, which we must do by August 2011. Our lenders have agreed to amend the terms of the credit facility, subject to the completion of definitive documentation, based on the contract with Petrobras Brazil to allow for full draw downs to finance the remaining installment payments for the Ocean Rig Mykonos and the release of the cash collateral deposited for the drillship. Our access to debt and equity markets may be reduced or closed due to a variety of events, including a credit crisis, credit rating agency downgrades of its debt, industry conditions, general economic conditions, market conditions and market perceptions of us and our industry.

We partially funded the construction costs of the Ocean Rig Corcovado and the Ocean Rig Olympia with borrowings under the $800.0 million senior secured term loan agreement. In July 2011, we funded $308.2 million the $309.3 million remaining construction costs for the Ocean Rig Poseidon with borrowings under the Deutsche Bank credit facility for the construction of the drillship. We intend to fund the remaining construction and construction-related costs of the Ocean Rig Mykonos, which amounted to $399.6 million as of March 31, 2011 and $335.9 million as of July 29, 2011, with borrowings under our credit facilities. If we do not enter into definitive documentation to amend the credit facility for the construction of the Ocean Rig Mykonos based on the contract with Petrobras Brazil and we are unable to secure suitable employment or other suitable financing, then we may default under the related newbuilding contract. A default would entitle the builder (i) to payment of interest from the due date of any installment payment and (ii) to rescind the contract. Rescission of a contract would entitle the builder to retain any installment payments already made and to sell the applicable drillship to another buyer, which may have a material adverse effect on our business and result of operations, our cash flow from operations may also be reduced.

Compliance with financial covenants under secured credit facilities

Our secured credit facilities impose operating and financial restrictions on us. These restrictions generally limit our subsidiaries’ ability to, among other things (i) pay dividends, (ii) incur additional indebtedness, (iii) create liens on their assets, (iv) change the management and/or ownership of the drilling units, and (v) change the general nature of their business. For example, we are prohibited from paying dividends under our $800 million secured term loan agreement without the lender’s consent.

In addition, our existing secured credit facilities require us and certain of our subsidiaries to maintain specified financial ratios and satisfy financial covenants, mainly to ensure that the market value of the mortgaged drilling unit under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as a value maintenance clause (which becomes applicable upon the completion of construction and following the delivery of the applicable drillship to us). In general, these financial covenants relate to the maintenance of (i) minimum amount of free cash; (ii) leverage ratio not to exceed specified levels; (iii) minimum interest coverage ratio; (iv) minimum current ratio (the ratio of current assets to current liabilities); and (v) minimum equity ratio (the ratio of value adjusted equity to value adjusted total assets). In addition, DryShips, because it guarantees our Deutsche Bank credit facilities and our $800.0 million senior secured term loan agreement, is required to maintain certain financial covenants, as guarantor under the facilities. In general, these financial covenants require DryShips to maintain (i) minimum liquidity; (ii) a minimum market adjusted equity ratio; (iii) a minimum interest coverage ratio; (iv) a minimum market adjusted net worth; and (v) a minimum debt service coverage ratio.

Furthermore, all of our loan agreements also contain a cross-default provision that may be triggered by either a default under one of our other loan agreements or a default by DryShips under one of its loan agreements. A cross-default provision means that a default on one loan would result in a default on all of our other loans. A default by DryShips under one of its loan agreements would trigger a cross-default under our Deutsche Bank credit facilities and would provide our lenders with the right to accelerate the outstanding debt under these facilities. Further, if DryShips defaults under one of its loan agreements, and the related debt is accelerated, this would trigger a cross-default under our $1.04 billion credit facility and our $800.0 million secured term loan agreement and would provide our lenders with the right to accelerate the outstanding debt under these facilities.

In general, a violation of financial covenants constitutes a breach under our credit facilities and our lenders may declare an event of default, which would, unless waived by our lenders, provide our lenders with the right to require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell assets, reclassify our indebtedness as current liabilities and accelerate our indebtedness, which would impair our ability to continue to conduct our business.

Due to the decline in vessel values in the drybulk shipping sector, DryShips was in breach of certain of its financial covenants as of December 31, 2008 and, as a result, obtained waiver agreements from its lenders waiving the violations of such covenants. As of March 31, 2010, DryShips had either regained compliance with the covenants under its loan agreements or had the ability to remedy shortfalls in value maintenance requirements within specified grace periods. Some of these waiver agreements expire during 2011 and 2012, at which time the original covenants come back into effect.

If our indebtedness is accelerated pursuant to the cross-default provisions, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our drilling rigs if our lenders foreclose their liens. We do not expect that cash on hand and cash generated from operations would be sufficient to repay our loans that have cross-default provisions, which aggregated approximately $1.1 billion March 31, 2011, if that debt were to be accelerated by the lenders. In such a scenario, we would be required to raise additional funds of approximately $1.6 billion through debt or equity issuances in order to repay such debt and meet our capital expenditure requirements as of March 31, 2011, although such financing may not be available on attractive terms or at all.

Our credit facilities

For a description of our credit facilities, see “Business — Description of Indebtedness.”

Cash flows

Three-month period ended March 31, 2011 compared to three-month period ended March 31, 2010

Our cash and cash equivalents decreased to $30.0 million as of March 31, 2011, compared to $95.7 million as of December 31, 2010, primarily due to cash used in investing activities, partly offset by cash provided by operating activities. Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. At December 31, 2010, we had a working capital of $4.1 million. During the first quarter of 2011, we repaid our $300.0 million credit facility from associated restricted cash that guaranteed the facility. In addition, we entered into a short term credit facility of $325 million and obtained short term financing of $127.5 million from DryShips Inc to meet payments for our investing activities pending obtaining long term financing. See discussion below under “Liquidity and capital resources”.

Our working capital deficit was $391.2 million as of March 31, 2011, compared to a $109.4 million working capital deficit as of March 31, 2010. The decrease in working capital from March 31, 2010 to March 31, 2011 is $281.8 million, reflecting a decrease in current assets of $215.1 million, primarily due to

$240.4 million of lower cash balances, including current restricted cash, mostly from shipyard payments made in the period, and an increase in current liabilities of $66.7 million due to $84.4 million higher payables to related party and $43.9 million increased accrued liabilities, partly offset by $56.4 million lower current portion of long-term debt.

Net cash used in operating activities

Net cash provided by operating activities was $74.3 million for the three-month period ended March 31, 2011, compared to $64.7 million for the three-month period ended March 31, 2010 primarily reflecting increased profitability of the operations.

Net cash used in investing activities

Net cash used in investing activities was $141.2 million for the three-month period ended March 31, 2011. Net cash used in investing activities was $365.7 million for the three-month period ended March 31, 2010. We made shipyard payments of approximately $394.9 million for advances for drillships for three-month period ended March 31, 2011. This compares to $331.4 million for advances for drillships for the three-month period ended March 31, 2010. The decrease in restricted cash was $274.8 million during three-month period ended March 31, 2011, reflecting primarily repayment of the $300.0 million credit facility with related restricted cash, compared to an increase of $33.1 million in the corresponding period of 2010. The decrease in cash used in investing activities for three-month period ended March 31, 2011 was mainly due the decrease in restricted cash.

Net cash provided by financing activities

Net cash provided by financing activities was $1.2 million for the three-month period ended March 31, 2011, consisting of $325.0 million and $127.5 million in proceeds from new short term debt and a shareholder loan respectively, largely offset by repayments of short term debt and the current portion of long term debt of $453.3 million. This compares to net cash provided by financing activities of $322.4 million for the three month period ended March 31, 2010, mainly consisting of $352.6 million of shareholders contribution for investments.

Year ended December 31, 2010 compared to year ended December 31, 2009

Our cash and cash equivalents decreased to $95.7 million as of December 31, 2010, compared to $234.2 million as of December 31, 2009, primarily due to cash used in investing activities which was partly offset by cash provided by operating activities and financing activities. Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Our working capital surplus was $4.1 million as of December 31, 2010, compared to a $123.7 million working capital deficit as of December 31, 2009. The movement from a deficit to a surplus is due to the reclassification of long-term debt from current liabilities to non-current liabilities due to DryShips’ compliance with its covenants, which removed the technical cross-default under our loan agreements.

Net cash used in operating activities

Net cash provided by operating activities was $221.8 million for the year ended December 31, 2010, compared to $211.1 million for the year ended December 31, 2009. The increase is mainly due to increased operational profitability during 2010.

Net cash used in investing activities

Net cash used in investing activities was $1.4 billion for the year ended December 31, 2010. Net cash used in investing activities was $146.8 million for the year ended December 31, 2009. We made shipyard payments of approximately $999.6 million for advances for drillships for the year ended December 31, 2010. This compares to $130.8 million for advances for drillships for the year ended December 31, 2009. The increase in restricted cash was $335.9 million during 2010 and was mainly driven by a $300.0 million short-

term credit facility, which was fully cash collateralized and was repaid in January 2011, compared to $185.6 million in the corresponding period of 2009. The increase in the cash used in investing activities for year ended December 31, 2010 was mainly due to yard installments.

Net cash provided by financing activities

Net cash provided by financing activities was $1.08 billion for the year ended December 31, 2010, consisting mainly of stockholders contribution to fund investments of $540.3 million, net proceeds from the private offering of $488.3 million, proceeds from bank debt of $308.2 million and the repayment of bank debt of $247.7 million. Net cash used in by financing activities was $103.0 million for the year ended December 31, 2009, consisting of stockholders’ contribution of $753.4 million, proceeds from credit facilities of $150.0 million and debt repayments of $1.0 billion.

Year ended December 31, 2009 compared to year ended December 31, 2008

Our cash and cash equivalents decreased to $234.2 million as of December 31, 2009, compared to $272.9 million as of December 31, 2008, primarily due to increased use of cash in investing and financing activities, which was partly offset by increased cash provided by operating activities, which was more than offset by cash used in investing and financing activities. Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Our working capital deficit was $123.7 million as of December 31, 2009 compared to a working capital deficit of $518.7 million as of December 31, 2008. The deficit decrease mainly due to the increase in our current assets as a result of equity issuances in 2009, a portion of which we used to repay short-term credit facilities. Our working capital deficit of $123.7 million at December 31, 2009 included indebtedness of $285.6 million, which had been classified as current as a result of breach of our loan covenants.

Net cash provided by operating activities

Net cash provided by operating activities increased by $190.0 million to $211.1 million for the year ended December 31, 2009, compared to $21.1 million for the year ended December 31, 2008. This increase was primarily attributable to the contribution of drill rigs income for the entire year of 2009 due to increased day rates.

Net cash used in investing activities

Net cash used in investing activities was $146.8 million for the year ended December 31, 2009. We made payments of $145.0 million for asset acquisitions and improvements, and we received $183.8 million in cash from the acquisition of drillships and the increase for restricted cash was $185.6 million.

Net cash used in investing activities was approximately $1.02 billion during 2008 consisting of $972.8 million paid to acquire Ocean Rig ASA, $16.6 million in payments for rig improvements and $31.3 million in the increase of restricted cash.

Net cash provided by financing activities

Net cash used in financing activities was $103.0 million for the year ended December 31, 2009, consisting mainly of net proceeds of $753.3 million from equity contributions and the drawdown of an additional $150.0 million under the credit facilities. This was more than offset by the repayment of $1.0 billion of debt under our long and short-term credit facilities.

Net cash provided by financing activities was $1.3 billion for the year ended December 31, 2008, consisting mainly of a $2.1 billion drawdown under short-term and long-term facilities and $650.2 million of equity contributions, partly offset by payments under short-term and long-term credit facilities in the aggregate amount of $1.4 billion.

Swap agreements

As of March 31, 2011, we had outstanding 11 interest rate swap and cap and floor agreements, with a notional amount of $821.8 million, maturing from September 2011 through November 2017. These agreements were entered into in order to economically hedge our exposure to interest rate fluctuations with respect to our borrowings. As of January 1, 2011, the Company discontinued hedge accounting and, as such, changes in their fair values are included in the accompanying consolidated statement of operations for the three month period ended March 31, 2011. As of March 31, 2011, the fair value of all of the above agreements was a liability of $103.1 million. This fair value equates to the amount that would be paid by us if the agreements were cancelled at the reporting date, taking into account current interest rates and our creditworthiness.

As of March 31, 2011, security deposits (margin calls) of $67.7 million were paid and were recorded as “Other non current assets” in our consolidated balance sheet. These deposits are required by the counterparty due to the market loss in the swap agreements.

As of December 31, 2008, 2009 and 2010 we had outstanding 11 interest rate swap and cap and floor agreements, with a notional amount of $733 million, $768.1 million and $908.5 respectively, maturing from September 2011 through November 2017. These agreements are entered into in order to economically hedge our exposure to interest rate fluctuations with respect to our borrowings. As of December 31, 2008 and 2009, eight of these agreements did not qualify for hedge accounting and, as such, changes in their fair values are included in the accompanying consolidated statement of operations. As of December 31, 2008, 2009 and 2010 three agreements qualified for and were designated for hedge accounting and, as such, changes in their fair values are included in other comprehensive loss. The fair value of these agreements equates to the amount that would be paid by us if the agreements were cancelled at the reporting date, taking into account current interest rates and our creditworthiness.

As of December 31, 2009 and December 31, 2010, security deposits (margin calls) of $40.7 million and $78.6 million, respectively, were paid and were recorded as “Other non current assets” in our consolidated balance sheet. These deposits are required by the counterparty due to the market loss in the swap agreements.

Currency forward sale exchange contracts

As of March 31, 2011, we had currently forward sale exchange contracts for the future sales of U.S. Dollars at fixed rates of $11.0 million outstanding with a fair market value of $1.7 million recorded in “Financial instruments” in our consolidated balance sheet. For the relevant period, we did not designate currency forward sale exchange contracts as hedges under U.S. GAAP, and realized and unrealized gains are included as Other, net in our consolidated statement of operations. See note 11 to the audited consolidated financial statements of Ocean Rig UDW.

As of December 31, 2010, we had currently forward sale exchange contracts for the future sales of U.S. Dollars at fixed rates of $28.0 million outstanding with a fair market value of $1.5 million recorded in “Financial instruments” in our consolidated balance sheet. For the relevant period, we did not designate currency forward sale exchange contracts as hedges under U.S. GAAP, and realized and unrealized gains are included as Other, net in our consolidated statement of operations. See note 11 to the audited consolidated financial statements of Ocean Rig UDW.

As of December 31, 2009, we had currency forward sale exchange contracts for the future sales of U.S. Dollars at fixed rates of $20.0 million outstanding with a fair market value of $0.4 million recorded in “Financial instruments” in our consolidated balance sheet. For the relevant period, we did not designate currency forward sale exchange contracts as hedges under US GAAP, and realized and unrealized gains and losses are included as Other, net in our consolidated statement of operations. See note 11 to the audited consolidated financial statements of Ocean Rig UDW.

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements.

Critical accounting policies

Drilling units under construction:  This represents amounts we expend in accordance with the terms of the construction contracts for our drillships as well as expenses incurred directly or under a management agreement with a related party in connection with on site supervision. In addition, interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized and depreciated over the useful life of the asset upon delivery. The carrying value of drillships under construction, referred to as newbuildings, represents the accumulated costs at the balance sheet date. Cost components include payments for yard installments and variation orders, commissions to related party, construction supervision, equipment, spare parts, capitalized interest, costs related to first time mobilization and not covered by the client or the contract and commissioning costs. No charge for depreciation is made until commissioning of the newbuilding has been completed and it is ready for its intended use.

Capitalized interest:  Interest expenses are capitalized during the construction period of drilling units under construction based on accumulated expenditures for the applicable project at our current rate of borrowing. The amount of interest expense capitalized in an accounting period is determined by applying an interest rate (the “capitalization rate”) to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the actual interest rates applicable to borrowings outstanding during the period. We do not capitalize amounts beyond the actual interest expense incurred in the period.

If our financing plans associate a specific new borrowing with a qualifying asset, we use the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset that does not exceed the amount of that borrowing. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the asset, the capitalization rate applied to such excess is a weighted average of the rates applicable to other of our borrowings.

Drilling unit machinery and equipment, net:

Drilling units are stated at historical cost less accumulated depreciation. Such costs include the cost of adding or replacing parts of drilling unit machinery and equipment when that cost is incurred, if the recognition criteria are met. The recognition criteria require that the cost incurred extends the useful life of a drilling unit. The carrying amounts of those parts that are replaced are written off and the cost of the new parts is capitalized. Depreciation is calculated on a straight-line basis over the useful life of the assets as follows: bare-deck, 30 years and other asset parts, 5 to 15 years.

Drilling unit machinery and equipment, information technology and office equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives, for drilling unit machinery and equipment over 5 to 15 years and for information technology and office equipment over 5 years.

Goodwill and intangible assets:  Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired in a business combination. Goodwill is reviewed for impairment whenever events or circumstances indicate possible impairment. We test goodwill for impairment annually. Goodwill is not amortized. We have no other intangible assets with an indefinite life. We test for impairment each year on December 31.

We test goodwill for impairment by first comparing the carrying value of the reporting unit, which is defined as an operating segment or a component of an operating segment that constitutes a business for which financial information is available and is regularly reviewed by management, to its fair value. We estimate the fair value of the reporting unit by weighting the combination of generally accepted valuation methodologies, including both income and market approaches.

For the income approach, we apply un-discounted projected cash flows. To develop the projected net cash flows from our reporting unit, which are based on estimated future utilization, dayrates, projected demand for its services, and rig availability, we consider key factors that include assumptions regarding future commodity prices, credit market uncertainties and the effect these factors may have on our contract drilling operations and the capital expenditure budgets of its customers.

For the market approach, we derive publicly traded company multiples from companies with operations similar to our reporting unit by using information publicly disclosed by other publicly traded companies and, when available, analyses of recent acquisitions in the marketplace.

If the fair value of a reporting unit exceeds its carrying value, no further testing is required. This is referred to as Step 1. If the fair value is determined to be less than the carrying value, a second step, Step 2, is performed to compute the amount of the impairment, if any. In this process, an implied fair value for goodwill is estimated, based in part on the fair value of the operations, and is compared to its carrying value. The shortfall of the implied fair value of goodwill below its carrying value represents the amount of goodwill impairment.

All of our goodwill was impaired as at December 31, 2008.

Our finite-lived acquired intangible assets are recorded at historical cost less accumulated amortization. Amortization is recorded on a straight-line basis over the estimated useful lives of the intangibles as follows:

Intangible Assets/Liabilities	Years

Tradenames	10
Software	10

Fair value of above market acquired time charters over remaining contract term

Trade names and software constitute the item “Intangible assets” in the Consolidated Balance Sheets. The amortization of these items are included in the line “Depreciation and amortization” in the Consolidated Statement of Operations.

Impairment of long-lived assets:  We review for impairment long-lived assets and intangible long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, we review its assets for impairment on a rig by rig and asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we evaluate the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset.

As at December 31, 2009 and 2010, we performed an impairment review of our long-lived assets due to the global economic downturn, the significant decline in drilling rates in the rig industry and the outlook of the oil services industry. We compared undiscounted cash flows with the carrying values of our long-lived assets to determine if the assets were impaired. In developing estimates of future cash flows, we relied upon assumptions made by management with regard to our rigs, including future drilling rates, utilization rates, operating expenses, future dry docking costs and the estimated remaining useful lives of the rigs. These assumptions are based on historical trends as well as future expectations in line with our historical performance and our expectations for future fleet utilization under its current fleet deployment strategy, and are consistent with the plans and forecasts used by management to conduct its business. The variability of these factors depends on a number of conditions, including uncertainty about future events and general economic conditions; therefore, our accounting estimates might change from period to period. As a result of the impairment review, we determined that the carrying amounts of our assets held for use were recoverable, and therefore, concluded that no impairment loss was necessary for 2009 and 2010.

Fair value of above/below market acquired drilling contract: In a business combination, we identify assets acquired or liabilities assumed and records all such identified assets or liabilities at fair value. Favorable or unfavorable drilling contracts exist when there is a difference between the contracted dayrate and the dayrates prevailing at the acquisition date. The amount to be recorded as an asset or liability at the acquisition date is based on the difference between the then-current fair values of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed. When the present value of the time charter assumed is greater than the then-current fair value of such charter, the difference is recorded as “Fair value of above market acquired time charter.” When the opposite situation occurs, the difference is recorded as “Fair value of below-market acquired time charter.”

Such assets and liabilities are amortized as a reduction of or an increase in “Other revenue,” over the period of the time charter assumed.

Deferred financing costs:  Deferred financing costs include fees, commissions and legal expenses associated with our long- term debt and are capitalized and recorded net with the underlying debt. These costs are amortized over the life of the related debt using the effective interest method and are included in interest expense. Unamortized fees relating to loans repaid or refinanced as debt extinguishments are expensed as interest and finance costs in the period the repayment or extinguishment is made.

Revenue and related expenses:

Revenues:  Our services and deliverables are generally sold based upon contracts with our customers that include fixed or determinable prices. We recognize revenue when delivery occurs, as directed by our customer, or the customer assumes control of physical use of the asset and collectability is reasonably assured. We evaluate if there are multiple deliverables within our contracts and whether the agreement conveys the right to use the drill rigs for a stated period of time and meet the criteria for lease accounting, in addition to providing a drilling services element, which are generally compensated for by dayrates. In connection with drilling contracts, we may also receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling rigs and dayrate or fixed price mobilization and demobilization fees. Revenues are recorded net of agents’ commissions. There are two types of drilling contracts: well contracts and term contracts.

Well contracts:  Well contracts are contracts under which the assignment is to drill a certain number of wells. Revenue from dayrate-based compensation for drilling operations is recognized in the period during which the services are rendered at the rates established in the contracts. All mobilization revenues, direct incremental expenses of mobilization and contributions from customers for capital improvements are initially deferred and recognized as revenues over the estimated duration of the drilling period. To the extent that expenses exceed revenue to be recognized, they are expensed as incurred. Contingent demobilization revenues are recognized as the amounts become known over the demobilization period. Non-contingent demobilization revenues are recognized over the estimated duration of the drilling period. All costs of demobilization are expensed as incurred. All revenues for well contracts are recognized as “Service revenues” in the statement of operations.

Term contracts:  Term Contracts are contracts under which the assignment is to operate the drilling unit for a specified period of time. For these types of contracts we determine whether the arrangement is a multiple element arrangement containing both a lease element and drilling services element. For revenues derived from contracts that contain a lease, the lease elements are recognized as “Leasing revenues” in the statement of operations on a basis approximating straight line over the lease period. The drilling services element is recognized as “Service revenues” in the period in which the services are rendered at fair value. Revenues related to the drilling element of mobilization and direct incremental expenses of drilling services are deferred and recognized over the estimated duration of the drilling periods. To the extent that expenses exceed revenue to be recognized, they are expensed as incurred. Contingent demobilization revenues are recognized as the amounts become known over the demobilization period. Non-contingent demobilization revenues are recognized over the estimated duration of the drilling period. All costs of demobilization are expensed as incurred. Contributions from customers for capital improvements are initially deferred and recognized as revenues over the estimated duration of the drilling contract.

Income taxes:  Income taxes have been provided for based upon the tax laws and rates in effect in the countries in which our operations are conducted and income is earned. There is no expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes because the countries in which we operate have taxation regimes that vary not only with respect to the nominal rate, but also in terms of the availability of deductions, credits and other benefits. Variations also arise because income earned and taxed in any particular country or countries may fluctuate from year to year. Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of our assets and liabilities using the applicable jurisdictional tax rates in effect at the year end. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. We accrue interest and penalties related to its liabilities for unrecognized tax benefits as a component of income tax expense.

Recent accounting pronouncements:

In September 2009, clarifying guidance was issued on multiple-element revenue arrangements. The revised guidance primarily provides two significant changes: (i) it eliminates the need for objective and reliable evidence of the fair value of the undelivered element in order for a delivered item to be treated as a separate unit of accounting; and (ii) it eliminates the residual method to allocate the arrangement consideration. In addition, the guidance also expands the disclosure requirements for revenue recognition. The new guidance will be effective for the first annual reporting period beginning on or after June 15, 2010, with early adoption permitted provided that the revised guidance is retroactively applied to the beginning of the year of adoption. We implemented the new guidance on January 1, 2011 on a prospective basis. The revisions to the criteria for separating consideration did not and will not impact our accounting for revenue recognition because the guidance for allocating arrangement consideration between leasing and non-leasing elements is unchanged.

In January 2010, the FASB issued ASU 2010-01, Accounting for Distributions to Shareholders with Components of Stock and Cash which amends FASB ASC 505, Equity in order to clarify that the stock portion of a distribution to shareholders that allows the shareholder to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in earnings per share prospectively and is not a stock dividend for purposes of applying FASB ASC 505, Equity and FASB ASC 260, Earnings Per Share. We have not been involved in any such distributions and thus, the impact to us cannot be determined until any such distribution occurs.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820)-Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The ASU also amends guidance on employers’ disclosures about postretirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. The guidance in the ASU was effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this guidance is not expected to have any impact on our financial position and results of operation.

In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855). ASU 2010-09 amends ASC 855 to clarify which entities are required to evaluate subsequent events through the date the financial statements are issued and the scope of the disclosure requirements related to subsequent events. The amendments remove the requirement for an SEC filer to disclose the date through which management evaluated subsequent events in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. Additionally, the FASB has clarified that if the financial statements have been revised, then an entity that is not an SEC filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. Those amendments remove potential conflicts with the SEC’s literature. All of the amendments in this update are effective upon its issuance, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. The adoption of the above amendments of ASU 2010-09 require us to disclose the date through which management evaluated subsequent events in our consolidated financial statements until we become a public company.

In March 2010, the FASB issued ASU 2010-11, Derivatives and Hedging- Scope Exception Related to Embedded Credit Derivatives (Topic 815) which addresses application of the embedded derivative scope exception in ASC 815-15-15-8 and 15-9. The ASU primarily affects entities that hold or issue investments in financial instruments that contain embedded credit derivative features, however, other entities may also benefit from the ASU’s transition provisions, which permit entities to make a special one-time election to apply the fair value option to any investment in a beneficial interest in securitized financial assets, regardless of whether such investments contain embedded derivative features. The ASU is effective for each reporting entity at the beginning of its first fiscal quarter beginning after June 15, 2010. Early adoption is permitted at the beginning of any fiscal quarter beginning after March 5, 2010. We have not engaged in any such contracts and thus, the impact to us cannot be determined until any such contact is entered.

In April 2010, the FASB issued ASU 2010-13, Compensation-Stock Compensation, Effect of Denominating the Exercise Price of a Share- Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades a consensus of the FASB Emerging Issues Task Force (Topic 718) which Update addresses the classification of a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. Topic 718 is amended to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades shall not be considered to contain a market, performance, or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies as equity classification. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. The cumulative-effect adjustment should be calculated for all awards outstanding as of the beginning of the fiscal year in which the amendments are initially applied, as if the amendments had been applied consistently since the inception of the award. The cumulative-effect adjustment should be presented separately. Earlier application is permitted. We do not have such share-based payments and thus we do not expect the guidance to have any impact on our financial position and results of operation.

Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2010:

Obligations(1)	Total	1st year	2nd year	3rd year	4th year	5th year	Thereafter
	(In thousands of U.S. dollars)

Long-term debt(1)	1,285,357	568,333	195,000	522,024		—	—
Operating leases(2)	1,393	936	368	33	33	24
Pension plan(3)	1,725	83	84	66	106	107	1279
Drillships under construction/Ocean Rig Corcovado and Ocean Rig Olympia(4)	576,513	576,513	—	—	—	—	—
Drillships under construction/Ocean Rig Poseidon and Ocean Rig Mykonos(5)	765,955	765,955	—	—	—	—	—
Interest and borrowing fees(5)	84,335	43,093	27,035	14,207	—	—	—
Obligations to Cardiff(6)	5,774	5,774

Total	2,721,052	1,960,684	222,487	536,329	139	131	1,279

(1)	The outstanding balance of our long-term debt at December 31, 2010 was $1,285 million (gross of unamortized deferred financing fees and bond redemption costs of $27 million). Our loans bear interest at LIBOR plus a margin. The amounts in the table above do not include interest payments.

(2)	We have entered into a new five year office lease agreement with Vestre Svanholmen 6 AS which commenced on July 1, 2007. This lease includes an option for an additional five year term, which must be exercised at least six months prior to the end of the term of the contract which expires in June 2012. The lease agreements relating to office space are considered to be operational lease contracts. The figures also include minor operating lease agreements.

(3)	We have three defined benefit plans for employees managed and funded through Norwegian life insurance companies at December 31, 2010. The pension plans covered 55 employees by year end 2010. Pension liabilities and pension costs are calculated based on the actuarial cost method as determined by an independent third party actuary.

(4)	As of December 31, 2010, an amount of $1,512.7 million was paid to the shipyard representing the first, second, third and fourth installments for Ocean Rig Corcovado, the first, second, third and fourth installments for the Ocean Rig Olympia, the first, second, third and fourth installments for the Ocean Rig Poseidon and the first, second and third installments for the Ocean Rig Mykonos.

(5)	Our long-term debt outstanding as of December 31, 2010 bears variable interest at a margin over LIBOR, but to some extent such variable interest is fixed by our existing interest rate swaps. The calculation of interest payments is based on the weighted average interest rate including hedge accounting interest rate swaps of 4.39% as of December 31, 2010. Our $325.0 million loan, drawn down on January 5, 2011 and repaid in April 2011, has been included in the Interest and borrowing fee calculation.

(6)	Represents amounts earned by Cardiff under management agreements terminated on December 21, 2010 which become due in 2011.

Derivative instruments

We are exposed to a number of different financial market risks arising from our normal business activities. Financial market risk is the possibility that fluctuations in currency exchange rates and interest rates will affect the value of our assets, liabilities or future cash flows.

To reduce and manage these risks, management periodically reviews and assesses its primary financial market risks. Once risks are identified, appropriate action is taken to mitigate the specific risks. The primary strategy used to reduce our financial market risks is the use of derivative financial instruments where appropriate. Derivatives are used periodically in order to hedge our ongoing operational exposures as well as transaction-specific exposures. When the use of derivatives is deemed appropriate, only conventional derivative instruments are used. These may include interest rate swaps, forward contracts and options.

It is our policy to enter into derivative financial instruments only with highly rated financial institutions. We use derivatives only for the purposes of managing risks associated with interest rate and currency exposure.

The following table demonstrates the sensitivity to a reasonably possible change in the U.S. Dollar exchange rate, with all other variables held constant, of our profit before tax and our equity (due to changes in the fair value of financial instruments).

		Effect on Profit
		Before Tax (In	Effect Equity (In
	Increase/Decrease	Millions of U.S.	Millions of U.S.
	in U.S. Dollars	Dollars)	Dollars)

2010	+10%	4.4	0
2010	−10%	(4.4)	0
2009	+10%	(1.3)	0
2009	−10%	1.4	0
2008	+20%	2.4	0
2008	−20%	(3.6)	0

At December 31, 2010, after taking into account the effect the interest swaps that qualify for hedge accounting, approximately 75% of our loans have fixed interest rate (2009: 54%, 2008: 45%). The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, of our profit before tax (through the impact on the floating rate borrowings and interest swaps that do not qualify for hedge accounting as per year end) and of our equity (through the impact on interest swaps that qualify for hedge accounting as per year end).

		Effect on Profit
		Before Tax (In	Effect Equity (In
	Increase/Decrease	Millions of U.S.	Millions of U.S.
	in U.S. Dollars	Dollars)	Dollars)

2010	+100	24.0	13.6
2010	−100	(22.3)	(13.4)
2009	+100	24.4	19.0
2009	−100	(2.4)	(2.0)
2008	+100	(9.0)	25.7
2008	−100	9.0	(27.1)

THE OFFSHORE DRILLING INDUSTRY

All of the information and data presented in this section has been provided by Fearnley Offshore AS, or Fearnley Offshore. Fearnley Offshore has advised that the statistical and graphical information contained herein is drawn from its database and other sources. In connection therewith, Fearnley Offshore has advised that: (a) certain information in Fearnley Offshore’s database is derived from estimates or subjective judgments; (b) the information in the databases of other offshore drilling data collection agencies may differ from the information in Fearnley Offshore’s database; (c) while Fearnley Offshore has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

Summary

The international offshore drilling market has seen an increased trend towards deepwater and ultra deepwater exploration and subsequent development drilling. Due to the BP Macondo/

Deepwater Horizon incident, there will be an increased focus on technical and operational issues and the inherent risk of developing offshore fields in ultra deepwater. This may result in the expectation that oil companies will show a higher preference for modern, more technologically advanced units capable of drilling in these environments. Given the increasingly ageing floater fleet, Fearnley Offshore believes a sustained demand in the market in the longer term will result in the need for replacements.

Fearnley Offshore foresees an increase of drilling activity in the medium to long term, from mid/end 2011 and onwards, possibly eliminating the gap between supply and demand in the ultra deepwater market. Such increased activity and balance in the supply and demand picture will result in higher dayrates. This is based on the assumption that the oil price is maintained above $70 per barrel.

Since the drilling moratorium in the US Gulf of Mexico ended in October 2010, the Bureau of Ocean Energy Management Regulation and Enforcement (BOEMRE) has been granting permits with all of the 18 post-moratorium permits issued in 2011. The halt in all drilling operations due to the moratorium has postponed more than 30 rig-years of planned activity. During the moratorium, nine rigs left the US Gulf of Mexico with only three currently slated to return. Approximately 50% of the 26 deepwater rigs on contract in the US Gulf of Mexico are currently operating while the rest are waiting for permits. A further two deepwater rigs are stacked in the Gulf. Fearnley Offshore expects that further permits will be granted, however it could be 2012 before all the units on contract are back in operating mode.

Fearnley Offshore foresees that tightening of regulatory regimes will occur especially in the US Gulf of Mexico, but these changes may also be implemented across the industry globally. More controls and systems will be implemented to ensure safer operations, and better plans and responses to accidents must be developed. In the longer term, this could prove to be an advantage for owners of the newest and best equipped units in the ultra deepwater market segment. Fearnley Offshore expects the implementation of stricter rules, regulations and requirements for safer well design and engineering and, therefore, higher technical requirements and procedures for the drilling units and contractors. As a result, wells will be more work intensive, thus necessitating more rig time.

Oil & Gas Fundamentals

Oil Price and Consumption

Exploration and production (“E&P”) spending by oil and gas companies generally creates the demand for oil service companies, of which offshore drilling contracting is a significant part.

Global E&P spending is now forecasted to increase substantially in 2011, as compared to the increase in 2010 and the increase is expected to be driven by the six super majors; BP, Chevron, ConocoPhillips, ExxonMobil, Shell and Total. All the big groups are expected to produce strong results due to the current high oil price. The increase is mainly due to spending gains in Latin America, the Middle East, West Africa and Southeast Asia to boost production growth and further capitalize on high crude prices.

In Latin/South America, PEMEX and Petrobras are also expected to drive the E&P spending, and Petrobras will significantly expand their deepwater activity with the development of its several new large offshore fields off Brazil.

There is a strong relationship between E&P spending and oil companies’ earnings, where the oil price is the most important parameter. Fearnley Offshore therefore believes that the determining factor influencing the demand for drilling units going forward is the price of oil. Since 2007, the price of oil has been highly volatile, reaching a peak of $147 per barrel in July 2008 and a low of $40 per barrel in January 2009.

Over the past 12 months the price of oil stayed at levels above $70 per barrel, with the current Brent blend oil price trading around $110 per barrel.

Though a lower oil price can temporarily discourage exploration and development drilling, it is generally acknowledged that oil consumption will continue to grow for many decades to come based on increasing demand from developing countries. The changing dynamics of demand, such as stagnating growth in developed countries, rate of field decline, and the changing nature of the world’s oil reserves, quality, area of origin, refinery capability and ownership, will all affect the price of oil and gas.

The US Energy Information Administration (EIA) expects a tightening of the world oil markets over the next two years and consumption is expected to grow by an annual average of 1.5 million barrels per day (bbl/d) through 2012. The EIA expects the growth in supply from non OPEC countries to average less than 0.1 million bbl/d each year in 2011 and 2012 and the market will rely on both inventories and significant increases in production of crude oil within OPEC member countries to meet world demand growth. Maturing fields in countries such as UK, Norway and Mexico are causing production declines at a rate around 4-6% per year for these countries and oil companies need to develop fields discovered over the last few years and explore in new areas to replace depleting reserves.

Source: OECD/IEA - 2008/2010

The graph above shows the International Energy Agency’s (IEA) forecast from 2008 (the latest comprehensive forecast available) for world oil & gas supply and consumption. In the total consumption forecast, the IEA anticipates an increase in oil consumption going forward. This should encourage oil companies to engage in further exploration and development to meet the increasing global demand for oil. It should be noted, however, that there is a significant time gap between the oil companies’ commitment to secure rig time and the actual production of oil and gas. It should also be noted that most of recent major new discoveries of offshore oil and gas are in deep waters and in deep structure, which are rig-intensive, and will likely need more rig time per produced barrel than more traditional developments onshore or in shallow and non-harsh waters

Rig Market Fundamentals

The worldwide fleet of mobile offshore drilling rigs today totals 663 units. Of these, 408 are Jack-up rigs, 192 are Semi-submersible rigs and 63 are Drillships. With 522 of these employed as of July 2011, the fleet utilization is 79%. However, the effective utilization for the mobile drilling rigs being marketed is 90%, as 86 units remain cold-stacked while the remaining number of unemployed units are either at shipyard for repairment/upgrade/classing, warm stacked/idle or are en-route between contracts.

Jack-up rigs

Jack-up rigs are mobile, bottom-supported self-elevating drilling platforms that stand on three or four legs on the seabed. When the rig is to move from one location to another, it will jack its platform down on the water until it floats, and will then be towed by a supply vessel or similar to its next location, where it will lower the legs to the sea bottom and elevate the platform above sea level. A modern Jack-up rig will normally have the ability to move its drill floor aft of its own hull (cantilever), so that multiple wells can be drilled at open water locations or over wellhead platforms without re-positioning the rig. The general water depth capability of a Jack-up rig is 300-375 feet, while premium Jack-up rigs have operational capabilities enabling them to work in water depths in excess of 400 ft.

Semi-submersible rigs

Semi-submersible rigs are floating platforms, with columns and pontoons and feature a ballasting system that can vary the draft of the partially submerged hull from a shallow transit draft, to a predetermined operational and/or survival draft (50-80 feet) when drilling operations are underway at a well location. This reduces the rig’s exposure to weather and ocean conditions (waves, winds, and currents) and increases its stability. Semi-submersible rigs maintain their position above the wellhead either by means of a conventional mooring system, consisting of anchors and chains and/or cables, or by a computerized dynamic positioning (DP) system. Propulsion capabilities of Semi-submersible rigs range from having no propulsion capability or propulsion assistance (and thereby requiring the use of supply vessel or similar for transits between locations) through to self-propelled whereby the rig has the ability to relocate independently of a towing vessel.

Drillships

Drillships are ships with on-board propulsion machinery, often constructed for drilling in deep water. They are based on conventional ship hulls, but have certain modifications. Drilling operations are conducted through openings in the hull (“moon pools”). Drillships normally have a higher load capacity than semi-submersible rigs and are well suited to offshore drilling in remote areas due to their mobility and high load capacity. Like semi-submersible rigs, drillships can be equipped with conventional mooring systems or DP systems.

The Semi-submersible rigs and Drillships are often categorized collectively as “Floaters”.

The Jack-Up Market

The total jackup fleet currently has 408 units in operation/available in the market with 59 more units under construction. Since the beginning of 2006, 95 newbuild jackups have been delivered. These new units, along with those still under construction, are mainly what we describe as Special Capability Jackups (SCJU) i.e. larger jackups with ≥300ft water depth capability, 30,000ft drilling depth capability, 3 mud pumps and ≥1,500 kips hook load.

As jackups contract lead time (time from contracting to anticipated commencement) is generally short and units often are on short contracts, they are easier for operators to let go of and are more sensitive towards market fluctuations than, for example, deepwater floaters.

Worldwide Jack-up Market

In 2004, contractors realized that demand for jackups was increasing and that the age structure of the existing fleet was old and getting technically obsolete for many of the new market plays. However, generally risk adverse established contractors were not willing to order newbuilds, nor were operators willing to assist contractors ordering newbuilds on contract. This situation resented opportunities for new investors who saw to profit from taking on yard risk and, based on the belief that the existing old units would be obsolete in the near future. As the early newbuilds under construction obtained contracts with favorable day rates, other orders followed and a newbuilding boom began.

Until recently, and as with all other segments in the mobile offshore drilling market, jackups have enjoyed a relatively high utilization during the last several years hovering between 90 and 100%. During the same period, there has also been a geographical shift in the market for jackups. A combination of low gas prices and increased operating costs linked to higher insurance fees in US Gulf of Mexico led to units leaving the US Gulf of Mexico market for other areas, a move which allowed for higher rates and longer contract terms in general. The booming economy in Eastern Hemisphere countries, combined with their desire to create a viable energy market of their own, resulted in increasing demand for jackups in this area. Due to gas being the main source of energy, the earlier described Special Capability Jackups (SCJU) were the preferred type of units.

As illustrated by the following graph, worldwide active utilization is currently 81% . Units located in Gulf of Mexico account for the majority of this decline as only 50 of 105 units currently are on contract in this area.

05.07.2011  ID:79

At present, the SCJU fleet consists of 122 units with 52 more to be delivered from yard within mid 2014.

Based on the expectations for increased activity, 46 new units have been ordered for delivery in 2012, 2013 and 2014 (see table below for current order book).

Reported
Contractor		Unit	Yard	Delivery

1	Rowan	Rowan Norway	KFELS	Jul-11
2	Seadrill	West Elara	Jurong	Jul-11
3	Swecomex	Independencia 1	Operadora Cicsa	Jul-11
4	Rowan	Joe Douglas	LeTourneau	Sep-11
5	Great Offshore	JU V351	Bharati	Sep-11
6	Transocean	Transocean Honor	PPL	Nov-11
7	Rowan	Rowan EXL 4	AMFELS	Nov-11
8	PV Drilling	PV Drill 4	PV Shipyard	Dec-11

9	NDC Abu Dhabi	NDC Abu Dhabi TBA 1	Lamprell, UAE	Feb-12
10	Essar	Essar 1	AGB Shipyard	Apr-12
11	Standard Drilling	Standard Drilling TBA 1	KFELS	Jul-12
12	NDC Abu Dhabi	NDC Abu Dhabi TBA 2	Lamprell, UAE	Aug-12
13	Essar	Essar 2	AGB Shipyard	Aug-12
14	Atwood	Atwood Mako	PPL	Sep-12
15	Saudi Aramco	Saudi Aramco TBA	KFELS	Oct-12
16	Transocean	Transocean TBA 2	KFELS	Nov-12
17	Transocean	Transocean TBA 3	KFELS	Nov-12
18	Prospector	POD TBA I	Dalian	Nov-12

Reported
Contractor		Unit	Yard	Delivery

19	Jasper	Jasper TBA I	KFELS	Nov-12
20	Noble	Noble TBA 1	Jurong	Dec-12
21	Atwood	Atwood Manta	PPL	Dec-12
22	Seadrill	West Castor	Jurong	Dec-12
23	Seadrill	West Telesto	Dalian	Dec-12
24	Mermaid Drilling	Mermaid TBA 1	KFELS	Dec-12
25	Greatship	Greatship TBA	Lamprell, UAE	Dec-12

26	Dynamic Drilling	Dynamic Drilling TBA	KFELS	Feb-13
27	Standard Drilling	Standard Drilling TBA 2	KFELS	Mar-13
28	Noble	Noble TBA 2	Jurong	Mar-13
29	Seadrill	West Tucana	Jurong	Mar-13
30	Prospector	POD TBA II	Dalian	Mar-13
31	Seadrill	West Oberon	Dalian	Mar-13
32	Mermaid Drilling	Mermaid TBA 2	KFELS	Mar-13
33	Perforadora Central	Perforadora Central TBA	AMFELS	Mar-13
34	Japan Drilling Company	JDC TBA	KFELS	Mar-13
35	Discovery Offshore	Discovery Offshore TBA 1	KFELS	Apr-13
36	Atwood	Atwood Orca	PPL	Jun-13
37	Clearwater	Standard Drilling TBA 3	KFELS	Jun-13
38	Ensco	Ensco TBA1	KFELS	Jun-13
39	Jasper	Jasper TBA II	KFELS	Jun-13
40	Standard Drilling	Standard Drilling TBA 4	KFELS	Jul-13
41	Noble	Noble TBA 3	Jurong	Sep-13
42	Seadrill	West CJ70 TBN	Jurong	Sep-13
43	Prospector	POD TBA III	Dalian	Sep-13
44	Prospector	POD TBA IV	Dalian	Sep-13
45	Gulf Drilling International	GDI TBA 1	KFELS	Sep-13
46	Discovery Offshore	Discovery Offshore TBA 2	KFELS	Oct-13
47	Standard Drilling	Standard Drilling TBA 5	KFELS	Nov-13
48	Ensco	Ensco TBA2	KFELS	Dec-13
49	Standard Drilling	Standard Drilling TBA 6	KFELS	Dec-13
50	Maersk Contractors	Maersk TBA 1	KFELS	Dec-13

51	Noble	Noble TBA 4	Jurong	Mar-14
52	Standard Drilling	Standard Drilling TBA 7	KFELS	May-14
53	Maersk Contractors	Maersk TBA 2	KFELS	Jul-14
54	Gulf Drilling International	GDI TBA 2	KFELS	Sep-14

The Floater Market

The total existing fleet of floaters includes 192 Semi-submersible rigs and 63 Drillships.

14.04:2011  ID:202

As can be seen from the above graph, there is almost full utilization for the floater market. We note that reduced demand can be attributed to the lower activity in the shallow market segment.

Generations

The Floater fleet is often divided into generations; basically referring to the period in which the rigs were built. There are so called 2nd, 3rd, 4th, 5th and 6th generation floaters.

The 2nd generation consists primarily of semi-submersible rigs built in the seventies, an enhancement of the 1st generation Gulf of Mexico semi. The 3rd generation was created based on the experience drawn from the 2nd generation with better capacities, all built in the early eighties. A small number of 4th generation floaters were built in mid eighties, which focused more on operation in even harsher environment and arctic conditions.

The next generation (5th) was launched in 1996. These units focused on working in deep water. Including conversions, 46 units were delivered between 1998 and 2005, representing roughly 20% of the total floater fleet today. Out of these, 24 are defined as 5th generation units capable of working in water depths of 7,500 feet or deeper. The remaining units are mainly older units having been fully refurbished and some newbuilds with less advanced capabilities.

Since October 2010, a total of 28 floaters have been ordered, scheduled for delivery in 2012, 2013 and 2014. Taking these orders together with the previously existing orders, there are now 67 new units on order. Current newbuild orderbook thus represents approximately 25% of the total floater fleet 63 of the ordered units are ultra deepwater rigs capable of drilling at 7,500 feet or deeper. There are currently several other newbuilding projects under consideration and it is likely that the newbuilding activity will continue, although available yard capacity is scarce and new orders, beyond current newbuild options, will probably be scheduled for 2014 delivery (see table below for current order book).

Reported
# Owner	Unit	Yard	Delivery

1 Seadrill	West Pegasus	Vyborg/Jurong	Q2 2011
2 Schahin	Schahin TBA 1	Samsung	Q2 2011
3 Gazflot	Severnoye Siyanie	Vyborg/Samsung	Q2 2011
4 Noble	Noble Bully 1	COSCO/Keppel	Q2 2011
5 CNOOC	Hai Yang Shi You 981	Shanghai Waigaoqiao	Q2 2011
6 Delba Perforadora	Delba III	GPC, Abu Dhabi	Q3 2011
7 Songa	Songa Eclipse	Jurong	Q3 2011
8 Ensco	Ensco 8504	KFELS	Q3 2011
9 Odebrecht	Norbe VIII	DSME	Q3 2011
10 OCR	Ocean Rig Poseidon	Samsung	Q3 2011
11 Pacific Drilling	Pacific Santa Ana	Samsung	Q3 2011
12 Vantage	Dragon Quest	DSME	Q3 2011
13 Saipem	Scarabeo 9	Yantai Raffles/KFELS	Q3 2011
14 OCR	Ocean Rig Mykonos	Samsung	Q3 2011
15 IPC	La Muralla IV	DSME	Q3 2011
16 Saipem	Scarabeo 8	Severodvinsk/Fincantieri	Q3 2011
17 Odfjell	Deepsea Metro 2	Hyundai	Q4 2011
18 Seadrill	West Leo	Sevmarsh/Jurong	Q4 2011
19 Stena	Stena IceMax	Samsung	Q4 2011
20 Seadrill	West Capricorn	Jurong	Q4 2011
21 Noble	Noble Globetrotter 1	STX Dalian/Huisman	Q4 2011
22 Pride	Deep Ocean Molokai	Samsung	Q4 2011
23 Schahin	Schahin TBA 2	Samsung	Q4 2011
24 COSL Europe	COSLInnovator	Yantai Raffles	Q4 2011
25 Noble	Noble Bully 2	COSCO/Keppel	Q4 2011
26 Petroserv	Carolina	DSME	Q4 2011
27 Ensco	Ensco 8505	KFELS	Q1 2012
28 Odebrecht	ODN-1	DSME	Q1 2012
29 Odebrecht	ODN-2	DSME	Q1 2012
30 Sevan Drilling	Sevan Brasil	Cosco Qidong Shipyard	Q1 2012
31 Etesco	Etesco TBA	Samsung	Q2 2012
32 COSL Europe	COSLPromoter	Yantai Raffles	Q2 2012
33 MarAcc	Island Innovator	Cosco Zhoushan/Nymo	Q2 2012
34 Ensco	Ensco 8506	KFELS	Q2 2012
35 Atwood	Atwood Condor	Jurong	Q2 2012
36 Petroserv	Catarina	DSME	Q2 2012
37 Queiroz Galvao	QG TBA I	Samsung	Q3 2012
38 Queiroz Galvao	QG TBA II	Samsung	Q3 2012
39 DVB Bank	Dalian Developer	COSCO Dalian	Q4 2012
40 Seadrill	West Auriga	Samsung	Q1 2013
41 Pacific Drilling	Pacific Khamsin	Samsung	Q2 2013
42 Vantage	Tungsten Explorer	DSME	Q2 2013

Reported
# Owner	Unit	Yard	Delivery

43 Seadrill	West Vela	Samsung	Q2 2013
44 Pride	Deep Ocean Marquesas	Samsung	Q2 2013
45 Diamond	Ocean BlackHawk	Hyundai	Q2 2013
46 Noble	Noble DS TBA I	Hyundai	Q2 2013
47 OCR	Ocean Rig DS TBA I	Samsung	Q2 2013
48 Noble	Noble Globetrotter 2	STX Dalian/Huisman	Q3 2013
49 Odebrecht	Odebrech DS 5	DSME	Q3 2013
50 Odebrecht	Odebrecht SS 1	DSME	Q3 2013
51 Atwood	Atwood Advantage	DSME	Q3 2013
52 Pacific Drilling	Pacific Sharav	Samsung	Q3 2013
53 Maersk Drilling	Maersk DS TBA 1	Samsung	Q3 2013
54 OCR	Ocean Rig DS TBA II	Samsung	Q3 2013
55 Seadrill	West Tellus	Samsung	Q3 2013
56 FOE	FOE DS TBA I	Hyundai	Q3 2013
57 Rowan	Rowan DS TBA 1	Hyundai	Q4 2013
58 Noble	Noble DS TBA II	Hyundai	Q4 2013

Shallow and deep water

As discussed above, the floater market is also broken down by water depth capability in the following manner:

Shallow Water Drilling Rigs	<3000 ft (915m) water depth
Deepwater Drilling Rigs	>3000ft (915m) water depth
Ultra Deepwater Drilling Rigs	>7500ft (2286 m) water depth

The breakdown of the floater market is further divided between drillships and semi-submersibles, where we note that the focus from both contractors and operators in the last market upturn was towards ultra deepwater drilling.

Worldwide Shallow Water Market

After a strong recovery of the global drilling market in 2004, the shallow water floater fleet experienced close to full effective utilization from 2005 until the last quarter of 2008. This fleet consists of just over 90 units, although some units have been upgraded to deepwater capacity and will leave the segment. The shallow water fleet will see the addition of newbuilds scheduled for delivery during 2011 and 2012, but these newbuilds are units designed for harsh environment; for operation in the North Sea including the Norwegian Continental Shelf.

The shallow water fleet is relatively old, with a large number of units constructed in the mid 1970s and 1980s. Many of these units will need considerable investments to maintain and renew their class and enhance their life expectancy over the next several years. Substantial investments may be postponed until new contracts have been secured, and units will be stacked or even retired from the active fleet. With a theoretical average technical life expectancy of 35 years, 63 units could potentially be retired from the active fleet by the end of 2013 should the drilling contractors not see possibilities of charter contracts justifying life enhancing upgrades. Please see the graph below.

The above graph shows historical supply and demand and future supply for all floaters (both shallow and deepwater floaters). The grey line shows theoretical future supply assuming all drilling units older than 35 years leave the active market (by being scrapped, cold stacked or converted into a non-drilling unit). Most of these units are in the shallow water category.

The average age of the existing floater fleet today is 21 years. However, none of the competitive floaters have been retired during the last 5 years due to the strong market conditions, which have provided sufficient earnings to maintain and upgrade the older units. In the preceding period (1995-2005), the average age of units being retired from the fleet was 21.5 years.

It is also noteworthy that the shallow water floater market has a scattered ownership structure, which makes market discipline more difficult, and some of the smaller contractors will strive to maintain high utilization levels. This is resulting in a downward pressure on dayrates in such an unbalanced market, where the supply is greater than demand in the short term.

The Deepwater Floater Market

This market has proven less susceptible to volatility in the market than the jack-up and shallow water floater segments.

63 deepwater floaters are currently under construction for delivery between now and mid 2014. Notably, only one of these units under construction is a moored unit and most have ultra deepwater capability. Deepwater, more specifically ultra deepwater, has been the major focus for operators in the last upswing from 2005. Upon completion of the current order book, the ultra deepwater fleet alone will consist of 147 rigs. Dynamically-positioned drillships, as opposed to semi submersibles, have seen a rise in popularity and represent over half of the new construction.

In the deepwater market segment there are 75 existing units with an average age of 24 years. For ultra deepwater units there are 85 existing units at an average age of 7 years. For drillships, the age profile is skewed towards younger units, with 41 units in the ultra deepwater category with an average age of 5 years.

In light of the Macondo/Deepwater Horizon accident, operators are showing a preference for newer equipment. Given the ageing deepwater fleet, we see some oil companies contracting ultra deepwater units even for their deepwater and shallow water wells.

It is widely believed that the more easily extractable oil fields in shallow water have been found, and that the activity has moved towards deeper waters and, to a certain extent, harsher environments. The shallow water still represents the majority of the offshore drilling activity. However, the wells in shallow water are maturing and reserves are being depleted rapidly. New oil and gas production is more likely to be developed in deeper waters.

05.07.2011  ID:227

Although fewer charter contracts have been entered into in the deepwater market after the downturn at the end of 2008 compared to before the downturn, the deepwater market has proven less susceptible to fluctuations than the jack-up and shallow water floater segments. The deepwater market is characterized by longer visibility with several long term charters entered into.

Up until the recent financial turmoil, the deepwater floater market experienced high levels of utilization and record-high dayrates, in excess of $600,000 for some longer term contracts in 2008, sparking an increase in newbuildings. At present, the utilization for the deepwater market is approximately 94%. The number of backlog months for deepwater contracts was at record highs in 2009 at 702 rig years, however, this number decreased over the past year to 618 rig years as of July 1, 2011.

Demand

During 2009, only 12 long term (longer than six months) contracts were entered into in the deepwater market, compared to 57 such contracts during 2008. During 2010 and 2011, demand recovered with 53 long term deepwater contracts having been entered into.

With the current high oil price, there are numerous potential fields worldwide that are considered economically viable. However, due to the uncertain economic climate during the last couple of years, oil companies have been holding back on new investments and decision making has been slow. However, with sustained high oil price, this trend is now changing.

The above graph represents Fearnley Offshore’s forecasted supply and demand for the deepwater fleet world-wide through 2012. The possible demand is based on a higher than 50% probability, while the requirements has a 70% or higher probability of being accomplished.

In the forecast model Fearnley Offshore has accounted for the effect of the drilling ban in the US Gulf of Mexico by deferring certain programs with expected startup from the middle to end of 2011.

Brazil is one of the most promising offshore deepwater drilling regions, and Petrobras has high ambitions going forward. In order to achieve its goal, Petrobras has been active in securing ultra deepwater drilling capacity. However, with political pressure for building up a national Brazilian oil service industry, Petrobras is pushing forward with offshore drilling units built in Brazil. The price and cost for such newbuilding plans are significantly above current international market levels, which is approximately $600-$650 million cost for an ultra deepwater drillship. It is clear that Petrobras, with their significant new fields to be developed, are potentially short of high capability ultra deepwater floaters. Some may be new constructions with back-to-back contracts, but as the most urgent need for additional units seem to be in 2012-2013, existing rigs will have to be the main consideration.

Supply

As of July 2011 there were 63 deepwater units under construction, of which 62 are ultra deepwater units. Of these 62 newbuilds, 35 do not have a charter contract in place. When all newbuilds are delivered the worldwide deepwater fleet will consist of 223 competitive units, of which 147 will be rated for ultra deepwater drilling.

The following graph shows the geographical areas were the deepwater floaters are available and in operation, where Brazil is now the dominant area in which almost one-third of the fleet is operating.

The Ultra Deepwater Floater Market

This market has enjoyed full utilization from 2005, however one unit was available in West Africa in the first quarter of 2011.

Demand

The ultra deepwater market evolved with 5 years of intensive exploration activity starting in 1999. Exploration proved to be successful and resulted in significant projects being materialized in this market. The majority of the ultra deepwater units are now involved in development work. Many of the recent long term contracts have been geared towards new areas of exploration, and Fearnley Offshore foresees that this will continue in years to come.

The ultra deepwater market still has a high backlog of contracts, enjoying almost full utilization of the fleet. Within the last 12 months, 27 long term charter contracts have been entered into in the ultra deepwater market, compared to 6 and 13 charter contracts for the same period in the two previous years, respectively.

The graph above shows that there is a limited availability of units over the next year. Even though there are few new programs added by independent and smaller operators, there are substantial programs being planned by national oil companies (particularly from Petrobras) and most of the major oil companies (Chevron, Total and ExxonMobil). This could have a positive effect on the market in 2011. Traditionally deepwater activity has been seen in the following geographical regions: West Africa, Brazil and Gulf of Mexico. A new positive shift in this market is that there has been increased demand in all areas worldwide, such as East Africa, Greenland, China, New Zealand, Falkland and the Mediterranean. In addition some of the national oil companies, primarily Petrobras, are struggling with severe delays of scheduled newbuildings already committed for work, which may impact their short to medium term requirements leading to further demand.

Supply Ultra Deepwater

Currently there are 44 semisubmersibles and 41 drillships working in the ultra deepwater segment, with an additional 17 semis and 45 drillships under construction. Of the future fleet of 147 units, almost 35% are contracted into 2015 and beyond.

The ultra deepwater contract status through 2012 is presented in the graph below.

Fearnley Offshore’s predicts a balanced market in 2011 and emphasizes that there are only 1 available rig year in 2011. With approximately 52 operators active in the market segment, the excess rig capacity could quickly disappear. However, oil companies have implemented their drilling plans slowly, which may defer the timing of their projects, which again will be offset by the commissioning and delivery of the newbuildings.

Current Dayrate Level

In 2008 the international offshore drilling industry experienced record dayrates for the ultra deepwater floater fleet. There have been 36 long term ultra deepwater fixtures since the last record high fixture in October 2008. As seen from the graph below, the ultra deepwater dayrate has come down from its peak at $624,000/day to a level of $453,000/day. Though the rates in the various deepwater segments have been almost parallel in the past, operators see added value in newer and more capable units with higher capacities for their deepwater requirements, both for exploration (which is spreading to more remote areas and deeper waters) and for technically challenging developments. This trend is expected to become even more pronounced going forward due to the Macondo incident in the US Gulf of Mexico. Fearnley Offshore expects the gap between the various segments to sustain or even increase.

Even after the recent US Gulf of Mexico incident, there has not been any major deterioration in the dayrates obtained for new contracts, although new contract lengths have been shorter. With the price of oil remaining above $70 per barrel for a sustained period, it is worthwhile to note that the rates for all deepwater segments has flattened out and rates for the ultra deepwater segments are trending upwards for the first time since 2008.

BUSINESS

Our Company

We are an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. We seek to utilize our high-specification drilling units to the maximum extent of their technical capability and we believe that we have earned a reputation for operating performance excellence. We currently own and operate two modern, fifth generation ultra-deepwater semi-submersible offshore drilling rigs, the Leiv Eiriksson and the Eirik Raude, and three sixth generation, advanced capability ultra-deepwater drillships, the Ocean Rig Corcovado, the Ocean Rig Olympia and the Ocean Rig Poseidon, delivered in January 2011, March 2011 and July 2011, respectively, by Samsung Heavy Industries Co. Ltd., or Samsung.

We have additional newbuilding contracts with Samsung for the construction of one sixth generation, advanced capability ultra-deepwater drillships, the Ocean Rig Mykonos, and three seventh generation newbuilding drillships, which we refer to as our seventh generation hulls. These four newbuilding drillships are currently scheduled for delivery in September 2011, July 2013, September 2013 and November 2013, respectively. The Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos are “sister-ships” constructed by the same shipyard to the same high-quality vessel design and specifications and are capable of drilling in water depths of 10,000 feet. The design of our seventh generation hulls reflects additional enhancements that, with the purchase of additional equipment, will enable the drillship to drill in water depths of 12,000 feet.

We also have options with Samsung for the construction of up to three additional seventh generation ultra-deepwater drillships at an estimated total project cost, excluding financing costs, of $638.0 million per drillship, based on a shipyard contract price of $570.0 million, costs of approximately $38.0 million for upgrades to the existing drillship specifications and construction-related expenses of $30.0 million. These options are exercisable by us at any time on or prior to January 31, 2012.

We believe that the Ocean Rig Corcovado, the Ocean Rig Olympia and the Ocean Rig Poseidon, as well as our four newbuilding drillships, will be among the most technologically advanced drillships in the world. The S10000E design, used for the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos was originally introduced in 1998 and according to Fearnley Offshore AS, including these four drillships, a total of 45 drillships have been ordered using this base design, which has been widely accepted by customers, of which 24 had been delivered as of July 2011, including the Ocean Rig Corcovado and the Ocean Rig Olympia. Among other technological enhancements, our drillships are equipped with dual activity drilling technology, which involves two drilling systems using a single derrick that permits two drilling-related operations to take place simultaneously. We estimate this technology saves between 15% and 40% in drilling time, depending on the well parameters. Each of our newbuilding drillships will be capable of drilling 40,000 feet at water depths of 10,000 feet or, in the case of our seventh generation hulls, 12,000 feet. We currently have a team of our employees at Samsung overseeing the construction of the four newbuilding drillships to help ensure that those drillships are built on time, to our exact vessel specifications and on budget, as was the case for both the Ocean Rig Corcovado, the Ocean Rig Olympia and the Ocean Rig Poseidon.

The total cost of construction and construction-related expenses for the Ocean Rig Corcovado, Ocean Rig Olympia and the Ocean Rig Poseidon amounted to approximately $754.8 million, $755.3 million and $788.5 million, respectively. As of July 29, 2011, we had made an aggregate of $448.1 million of construction and construction-related payments for the Ocean Rig Mykonos and an aggregate of $726.7 million of construction and construction-related payments for our three seventh generation hulls. Construction-related expenses include equipment purchases, commissioning, supervision and commissions to related parties, excluding financing costs and fair value adjustments. As of July 29, 2011, the remaining total construction and construction-related payments for the Ocean Rig Mykonos was approximately $335.9 million in the aggregate and the remaining total construction and construction-related payments for our three seventh generation hulls was approximately $1.2 billion in the aggregate, consisting of the following:

(In millions)

Ocean Rig Mykonos
Construction payments	$305.7
Other construction-related expenses (excluding financing costs)	$30.2
NB #1 (TBN)
Construction payments	$365.6
Other construction-related expenses (excluding financing costs)	$30.0
NB #2 (TBN)
Construction payments	$365.6
Other construction-related expenses (excluding financing costs)	$30.0
NB #3 (TBN)
Construction payments	$365.6
Other construction-related expenses (excluding financing costs)	$30.0

Our revenue, EBITDA and net income for the twelve-months ended March 31, 2011 was $434.8 million, $250.8 million and $152.5 million, respectively. We believe EBITDA provides useful information to investors because it is a basis upon which we measure our operations and efficiency. Please see “Selected Historical Consolidated Financial and Other Data” for a reconciliation of EBITDA to net income, the most directly comparable U.S. GAAP financial measure.

History of Our Company

We are a corporation formed under the laws of the Republic of the Marshall Islands on December 10, 2007 under the name Primelead Shareholders Inc. and as a wholly-owned subsidiary of DryShips. DryShips is a global provider of marine transportation services for drybulk cargoes and offshore contract drilling oil services. DryShips owns approximately 78% of our outstanding common stock as of July 29, 2011. We acquired all of the outstanding shares of Primelead Limited in December 2007.

Our predecessor, Ocean Rig ASA, was incorporated on September 26, 1996 under the laws of Norway and contracted for the construction of our two existing drilling rigs, the Leiv Eiriksson and the Eirik Raude, as well as two other newbuilding drilling rigs that were subsequently sold. The Leiv Eiriksson and the Eirik Raude commenced operations in 2001 and 2002, respectively, under contracts with leading oil and gas companies. The shares of Ocean Rig ASA traded on the Oslo Børs from January 1997 to July 2008.

Our wholly-owned subsidiary, Primelead Limited, a corporation organized under the laws of the Republic of Cyprus, was formed on November 16, 2007 for the purpose of acquiring shares of Ocean Rig ASA. On December 20, 2007, Primelead Limited, acquired 51,778,647 shares, or approximately 30.4% of the outstanding capital stock of Ocean Rig ASA, following its nomination as a buyer from Cardiff Marine Inc., or Cardiff, a company controlled by Mr. George Economou, our Chairman, President and Chief Executive Officer and the Chairman, President and Chief Executive Officer of DryShips, our parent company. After acquiring more than 33% of Ocean Rig ASA’s outstanding shares on April 22, 2008, we launched a mandatory offer for the remaining shares of Ocean Rig ASA at a price of NOK45 per share, or $8.89 per share, as required by Norwegian law. On May 9, 2008, we concluded a guarantee facility of NOK5.0 billion, or approximately $974.5 million, and a senior secured term loan of $800.0 million in order to guarantee the purchase price of the Ocean Rig ASA shares to be acquired through the mandatory offer, to finance the acquisition cost of the Ocean Rig ASA shares and to refinance existing debt. We gained control over Ocean Rig ASA on May 14, 2008. The results of operations related to the acquisition are included in our consolidated financial statements as of May 15, 2008. We held 100% of the shares of Ocean Rig ASA, or 163.6 million shares, as of July 10, 2008, which we acquired at a total cost of $1.4 billion. With respect to the transaction described above, DryShips purchased 4.4% of the share capital of Ocean Rig ASA from companies affiliated with Mr. Economou, the Chairman and Chief Executive Officer of DryShips and of us.

On March 5, 2009, DryShips contributed all of its equity interests in the newbuilding vessel-owning companies of the Ocean Rig Poseidon and the Ocean Rig Mykonos to us. On May 15, 2009, we closed a transaction to acquire the equity interests of the newbuilding vessel-owning companies of the Ocean Rig Corcovado and the Ocean Rig Olympia, which were owned by clients of Cardiff, including certain entities affiliated with Mr. Economou. As part of this transaction, we assumed the liabilities for two $115.0 million secured loan facilities, which were repaid in connection with the delivery of the Ocean Rig Corcovado and the Ocean Rig Olympia. As consideration for the acquisition of the newbuilding vessel-owning companies of the Ocean Rig Corcovado and the Ocean Rig Olympia, we issued to the sellers, including entities related to Mr. Economou, a number of common shares equal to 25% of our total issued and outstanding common shares as of May 15, 2009.

On July 15, 2009, DryShips acquired the remaining 25% of our total issued and outstanding capital stock from the minority interests held by certain unrelated entities and certain parties related to Mr. George Economou. The consideration paid for the 25% interest consisted of a one-time $50.0 million cash payment and the issuance of DryShips Series A Convertible Preferred Stock with an aggregate face value of $280.0 million. Following such acquisition, we became a wholly-owned subsidiary of DryShips.

On December 21, 2010, we completed the sale of an aggregate of 28,571,428 of our common shares (representing 22% of our outstanding common stock) in an offering made to both non-United States persons in Norway in reliance on Regulation S under the Securities Act and to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act. We refer to this offering, which includes the sale of 1,871,428 common shares pursuant to the managers’ exercise of their option to purchase additional shares, as the private offering. A company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, purchased 2,869,428 common shares, or 2.38% of our outstanding common shares, in the private offering at the offering price of $17.50 per share. We received approximately $488.3 million of net proceeds from the private offering, of which we used $99.0 million to purchase an option contract from DryShips, our parent company, for the construction of up to four additional ultra-deepwater drillships as described below. We applied the remaining proceeds to partially fund remaining installment payments for our newbuilding drillships and for general corporate purposes.

Recent Developments

During April 2011, we borrowed an aggregate of $48.1 million from DryShips through shareholder loans for capital expenditures and general corporate purposes. On April 20, 2011, these intercompany loans, along with shareholder loans of $127.5 million that we borrowed from DryShips in March 2011, were fully repaid.

On April 15, 2011, we held a special shareholders meeting at which our shareholders approved proposals (i) to adopt our second amended and restated articles of incorporation; and (ii) to designate the class of each member of our board of directors and related expiration of term of office.

On April 18, 2011, we entered into an $800 million senior secured term loan agreement to partially finance the construction costs of the Ocean Rig Corcovado and the Ocean Rig Olympia. On April 20, 2011, we drew down the full amount of this facility and prepaid our $325.0 million short-term loan agreement.

On April 18, 2011, we exercised the first of our six newbuilding drillship options under our option contract with Samsung and, as a result, entered into a shipbuilding contract for one of our seventh generation hulls and paid $207.6 million to the shipyard on April 20, 2011.

On April 27, 2011, we entered into an agreement with the lenders under our two $562.5 million loan agreements, which we refer to as our two Deutsche Bank credit facilities, to restructure these facilities. As a result of this restructuring: (i) the maximum amount permitted to be drawn is reduced from $562.5 million to $495.0 million under each facility; (ii) in addition to the guarantee already provided by DryShips, we provided an unlimited recourse guarantee that includes certain financial covenants; (iii) we are permitted to draw under the facility with respect to the Ocean Rig Poseidon based upon the employment of the drillship under its drilling contract with Petrobras Tanzania, and on April 27, 2010, the cash collateral deposited for this vessel was released; and (iv) we will be permitted to draw under the facility to finance the Ocean Rig Mykonos if we have obtained suitable employment for the drillship no later than August 2011. While the contract with Petrobras Brazil for the Ocean Rig Mykonos does not satisfy the minimum dayrates and terms required under the facility for the construction of the Ocean Rig Mykonos, our lenders have agreed to amend the terms of the credit facility, subject to the completion of definitive documentation, based on the Petrobras Brazil contract to allow for full draw downs to finance the remaining installment payments for the Ocean Rig Mykonos and the release of the cash collateral deposited for the drillship. We expect to complete definitive documentation to amend this credit facility in August 2011. We expect that the amendment to the credit facility will provide that full draw downs and the release of the cash collateral deposited for the drillship will be permitted provided that the Petrobras Brazil contract remains in full force and effect. Our lenders have also agreed to amend the credit facility to allow for the Ocean Rig Mykonos to be re-employed six months, in lieu of 12 months, prior to the expiration of the Petrobras Brazil contract. We expect that all other material terms of the credit facility will remain unchanged.

On April 27, 2011, we issued $500.0 million aggregate principal amount of our 9.5% senior unsecured notes due 2016 offered in a private placement. The net proceeds of the offering of approximately $487.5 million are expected to be used to finance our newbuilding drillships program and for general corporate purposes.

On April 27, 2011, we exercised the second of our six newbuilding drillship options under our option contract with Samsung, and, as a result, entered into a shipbuilding contract for the second of our seventh generation hulls and paid $207.4 million to the shipyard on May 5, 2011.

On May 3, 2011, following the approval by our board of directors and shareholders, we amended and restated our amended and restated articles of incorporation, among other things, to increase our authorized share capital to 1,000,000,000 common shares and 500,000,000 shares of preferred stock, each with a par value of $0.01 per share.

On May 5, 2011, we terminated our contract with Borders & Southern for the Eirik Raude for drilling operations offshore the Falkland Islands and entered into a new contract with Borders & Southern for the Leiv Eiriksson on the same terms as the original contract for the Eirik Raude with exceptions for the fees payable upon mobilization and demobilization and certain other terms specific to the Leiv Eiriksson, including off-hire dates, period surveys and technical specifications.

On May 12, 2011, we were awarded contracts with Petrobras Brazil for the Ocean Rig Corcovado and the Ocean Rig Mykonos for drilling operations offshore Brazil. The term of each contract is 1,095 days, with a total combined value of $1.1 billion. The contract for the Ocean Rig Mykonos is scheduled to commence directly after delivery of the drillship in September 2011 and the contract for the Ocean Rig Corcovado is scheduled to commence upon the expiration of the drillship’s current contract with Cairn. We expect to finalize the contracts in the third quarter of 2011.

On May 16, 2011, we entered into an addendum to our option contract with Samsung, pursuant to which Samsung granted us the option for the construction of up to two additional ultra-deepwater drillships, for a total of up to six additional ultra-deepwater drillships, which would be “sister-ships” to our drillships and our seventh generation hulls, with certain upgrades to vessel design and specifications. Pursuant to the addendum, the two additional newbuilding drillship options and the remaining drillship option under the original contract may be exercised at any time on or prior to January 31, 2012.

On May 19, 2011, Borders & Southern exercised its option to drill an additional two wells under its contract with us for the Leiv Eiriksson. Borders & Southern assigned the two optional wells to Falkland Oil and Gas. The maximum operating dayrate under the contract, which was originally $540,000, decreased to $530,000 as a result of the exercise of the optional wells. Borders & Southern has a further option under the contract to drill a fifth well, for which, if exercised, the dayrate would be $540,000.

On May 20, 2011, we paid $10.0 million to Samsung in exchange for Samsung’s agreement to deliver the third optional newbuilding drillship by November 2013 if we exercise our option to construct the drillship by November 22, 2011 under our contract with Samsung.

On June 23, 2011, we exercised the third of our six newbuilding drillship options under our option contract with Samsung and, as a result, entered into a shipbuilding contract for the third of our seventh generation hulls and paid $207.4 million to the shipyard.

On July 26, 2011, DryShips and OceanFreight Inc. (NASDAQ: OCNFD), or OceanFreight, the owner of a fleet of six drybulk vessels (four Capesize and two Panamax) and five newbuilding Very Large Ore Carriers to be delivered in 2012 and 2013, entered into a definitive agreement for DryShips to acquire the outstanding shares of OceanFreight for consideration per share of $19.85, consisting of $11.25 in cash and 0.52326 of a share of common stock of Ocean Rig UDW. The Ocean Rig UDW common shares that will be received by the OceanFreight shareholders will be from currently outstanding shares held by DryShips. Based on the July 25, 2011 closing price of 89.00 NOK ($16.44) for the common shares of Ocean Rig UDW on the Norwegian OTC market, the transaction consideration reflects a total equity value for OceanFreight of approximately $118 million and a total enterprise value of approximately $239 million, including the assumption of debt. The transaction has been approved by the boards of directors of DryShips and OceanFreight, by the audit committee of the board of directors of DryShips, which negotiated the proposed transaction on behalf of DryShips, and by a special committee of independent directors of OceanFreight established to negotiate the proposed transaction on behalf of OceanFreight. The shareholders of OceanFreight, other than entities controlled by Mr. Anthony Kandylidis, the Chief Executive Officer of OceanFreight, will receive the consideration for their shares pursuant to a merger of OceanFreight with a subsidiary of DryShips. The completion of the merger is subject to customary conditions, including clearance by the SEC of a registration statement to be filed by Ocean Rig UDW to register the shares being paid by DryShips in the merger and the listing of those shares on the NASDAQ Global Select Market. The cash portion of the consideration is to be financed from DryShips’ existing cash resources and is not subject to any financing contingency. The merger is expected to close in the fourth quarter of 2011.

Simultaneously with the execution of the definitive merger agreement described above, DryShips, entities controlled by Mr. Anthony Kandylidis and OceanFreight, entered into a separate purchase agreement. Under this agreement, DryShips will acquire from the entities controlled by Mr. Kandylidis all their OceanFreight shares, representing a majority of the outstanding shares of OceanFreight, for the same consideration per share that the OceanFreight shareholders will receive in the merger. This acquisition is scheduled to close four weeks from the execution of the merger agreement, subject to satisfaction of certain conditions. DryShips intends to vote the OceanFreight shares so acquired in favor of the merger, which requires approval by a majority vote. Mr. Kandylidis is the son of one of the directors of DryShips and the nephew of Mr. George Economou. The Ocean Rig UDW shares to be paid by DryShips to the entities controlled by Mr. Kandylidis will be subject to a six-month lock-up period.

On July 28, 2011, we took delivery of our newbuilding drillship, the Ocean Rig Poseidon, the third of our four sixth-generation, advanced capability ultra-deepwater sister drillships that are being constructed by Samsung. In connection with the delivery of the Ocean Rig Poseidon, the final yard installment of $309.3 million was paid, which was financed with additional drawdowns in July 2011 under the Deutsche Bank credit facility for the construction of the Ocean Rig Poseidon totaling $308.2 million.

We have been advised that the Board of Directors of DryShips intends to partially spin off Ocean Rig UDW to its shareholders by means of a dividend to DryShips’ shareholders of a fraction of a share of Ocean Rig UDW common stock for each outstanding common share of DryShips, which we refer to as the Spin Off. We have been advised that it is expected that DryShips will spin off approximately $50.0 million, or approximately 2.0% based on an approximate value of $16.85 per share on the Norwegian OTC market as of July 29, 2011, of our outstanding shares that it owns. We have been advised that DryShips intends to conduct the Spin Off in order to satisfy the initial listing criteria of the NASDAQ Global Select Market, which require that we have a minimum number of round lot shareholders (shareholders who own 100 or more shares), and thereby increase the liquidity of our common shares. We believe that listing our common shares on the NASDAQ Global Select Market and thereby increasing the liquidity of our common shares will benefit our shareholders by improving the ability of our shareholders to monetize their investment by selling our common shares, reduce volatility in the market price of our common shares, enhance our ability to access the capital markets and increase the likelihood of attracting coverage by research analysts which, in turn, would provide additional information to shareholders upon which to base an investment decision. The Spin Off, which is expected to occur in the third quarter of 2011, will not require any action on the part of DryShips’ shareholders. In connection with the Spin Off, have applied to have our common shares listed for trading on the NASDAQ Global Select Market; however we cannot assure you that the Spin Off will be completed or that our common shares will be approved for listing on the NASDAQ Global Select Market.

Our Fleet

Set forth below is summary information concerning our offshore drilling units as of July 29, 2011.

	Year Built
	or		Drilling
	Scheduled	Water Depth	Depth to
	Delivery/	to the	the Oil			Maximum	Drilling
Unit	Generation	Wellhead (ft)	Field (ft)	Customer	Contract Term	Dayrate	Location

Existing Drilling Rigs
Leiv Eiriksson	2001/5th	7,500	30,000	Cairn Energy plc	Q2 2011 — Q4 2011	$560,000	Greenland
				Borders & Southern plc	Q4 2011 — Q2 2012	$530,000	Falkland Islands

Eirik Raude	2002/5th	10,000	30,000	Tullow Oil plc	Q4 2008 — Q4 2011	$665,000	Ghana

Existing Drillships
Ocean Rig Corcovado(A)	2011/6th	10,000	40,000	Cairn Energy plc	Q1 2011 — Q4 2011	$560,000	Greenland
				Petróleo Brasileiro S.A.	Q4 2011 — Q4 2014	$460,000	Brazil
Ocean Rig Olympia(A)	2011/6th	10,000	40,000	Vanco Cote d’Ivoire Ltd. and Vanco Ghana Ltd.	Q2 2011 — Q2 2012	$415,000	West Africa
Ocean Rig Poseidon(A)	2011/6th	10,000	40,000	Petrobras Tanzania Limited	Q3 2011 — Q1 2013	$632,000	Tanzania and West Africa

Newbuilding Drillships
Ocean Rig Mykonos(A)	Q3 2011/6th	10,000	40,000	Petróleo Brasileiro S.A.	Q3 2011 — Q4 2014	$455,000	Brazil

NB #1 (TBN)(A)	Q3 2013/7th	12,000	40,000

NB #2 (TBN)(A)	Q3 2013/7th	12,000	40,000
NB #3 (TBN)(A)	Q3 2013/7th	12,000	40,000
Optional Newbuilding Drillships
NB Option #1(A)		12,000	40,000
NB Option #2(A)		12,000	40,000
NB Option #3(A)		12,000	40,000

(A)	Represents “sister ship” vessels built to the same or similar design and specifications.

Employment of our Fleet

In April 2011, the Leiv Eiriksson commenced a contract with a term of approximately six months with Cairn Energy plc, or Cairn, for drilling operations in Greenland at a maximum operating dayrate of $560,000 and a mobilization fee of $7.0 million plus fuel costs. The contract is scheduled to expire on October 31, 2011, subject to our customer’s option to extend the contract period through November 30, 2011. Following the expiration of its contract with Cairn, the Leiv Eiriksson is scheduled to commence a contract with Borders & Southern for drilling operations offshore the Falkland Islands at a maximum operating dayrate of $530,000 and a $3.0 million fee payable upon commencement of mobilization as well as mobilization and demobilization fees, including fuel costs, of $15.4 million and $12.6 million, respectively. The contract was originally a two-well program at a maximum dayrate of $540,000; however, on May 19, 2011, Borders & Southern exercised its option to extend the contract to drill an additional two wells, which it assigned to Falkland Oil and Gas Limited, or Falkland Oil and Gas, and the maximum dayrate decreased to $530,000.

Borders & Southern has the option to further extend this contract to drill an additional fifth well, in which case the dayrate would increase to $540,000. The estimated duration for the four-well contract, including mobilization/demobilization periods, is approximately 230 days, and we estimate that the optional period to drill the additional fifth well would extend the contract term by approximately 45 days.

The Eirik Raude is employed under the Tullow Oil contract for development drilling offshore of Ghana at a weighted average day-rate of $637,000, based upon 100% utilization. On February 15, 2011, the dayrate increased to a maximum of $665,000, which rate will be effective until expiration of the contract in October 2011.

The Ocean Rig Corcovado is employed under a contract with Cairn for a period of approximately ten months, under which the drillship commenced drilling and related operations in Greenland in May 2011 at a maximum operating dayrate of $560,000. In addition, we are entitled to a mobilization fee of $17.0 million, plus fuel costs, and winterization upgrading costs of $12.0 million, plus coverage of yard stay costs at $200,000 per day during the winterization upgrade. The contract period is scheduled to expire on October 31, 2011, subject to our customer’s option to extend the contract period through November 30, 2011. On May 12, 2011, we were awarded a three-year contract with Petrobras Brazil for the Ocean Rig Corcovado for drilling operations offshore Brazil at a maximum dayrate of $460,000, plus a mobilization fee of $30.0 million. The contract is scheduled to commence upon the expiration of the drillship’s contract with Cairn. We expect to finalize the contract in the third quarter of 2011.

The Ocean Rig Olympia is employed under contracts to drill a total of five wells with Vanco for exploration drilling offshore of Ghana and Cote d’Ivoire at a maximum operating dayrate of $415,000 and a daily mobilization rate of $180,000, plus fuel costs. The aggregate contract term is for approximately one year, subject to our customer’s option to extend the term at the same dayrate for (i) one additional well, (ii) one additional year or (iii) one additional well plus one additional year. Vanco is required to exercise the option no later than the date on which the second well in the five-well program reaches its target depth.

The Ocean Rig Poseidon commenced a contract with Petrobras Tanzania, a company related to Petrobras Oil & Gas, on July 29, 2011 for drilling operations in Tanzania and West Africa for a period of 544 days, plus a mobilization period, at a maximum dayrate of $632,000, including a bonus of up to $46,000. In addition, we are entitled to receive a separate dayrate of $422,500 for up to 60 days during relocation and a mobilization dayrate of $317,000, plus the cost of fuel. The Ocean Rig Poseidon is currently earning mobilization fees under the contract. Drilling operations have not commenced.

On May 12, 2011, we were awarded a three-year contract with Petrobras Brazil for the Ocean Rig Mykonos for drilling operations offshore Brazil at a maximum dayrate of $455,000, plus a mobilization fee of $30.0 million. The contract is scheduled to commence in the third quarter of 2011. We expect to finalize the contract in the third quarter of 2011.

We have not arranged employment for our three seventh generation hulls, which are scheduled to be delivered in July 2013, September 2013 and November 2013, respectively. In addition, suitable employment for the Ocean Rig Mykonos is a condition to our ability to draw under the credit facility to finance the remaining installment payments for this drillship. While the contract with Petrobras Brazil for the Ocean Rig Mykonos does not satisfy the minimum dayrates and terms required under this credit facility, our lenders have agreed to amend the terms of the credit facility, subject to the completion of definitive documentation, based on the Petrobras Brazil contract to allow for full draw downs to finance the remaining installment payments for the Ocean Rig Mykonos and the release of the cash collateral deposited for the drillship.

Option to Purchase Additional New Drillships

On November 22, 2010, DryShips, our parent company, entered into a contract with Samsung that granted DryShips options for the construction of up to four additional ultra-deepwater drillships, which would be “sister-ships” to the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos with certain upgrades to vessel design and specifications. The option agreement required DryShips to pay a non-refundable slot reservation fee of $24.8 million per drillship. The option agreement was novated by DryShips to us on December 30, 2010, at a cost of $99.0 million, which we paid from the net proceeds of a private offering of our common shares that we completed in December 2010. In addition, we paid additional deposits totaling $20.0 million to Samsung in the first quarter of 2011 to maintain favorable costs and yard slot timing under the option contract.

On May 16, 2011, we entered into an addendum to the option contract with Samsung, pursuant to which Samsung granted us the option for the construction of up to two additional ultra-deepwater drillships, which would be “sister-ships” to our drillships and our seventh generation hulls, with certain upgrades to vessel design and specifications. We did not pay slot reservation fees in connection with our entry into this addendum.

As of the date of this prospectus, we have exercised three of the six options and, as a result, have entered into shipbuilding contracts for our seventh generation hulls with deliveries scheduled in July 2013, September 2013 and November 2013, respectively. We made payments of $632.4 million to the shipyard in the second quarter of 2011 in connection with our exercise of the three newbuilding drillship options. The estimated total project cost per drillship is $638.0 million, which consists of $570.0 million of construction costs, costs of approximately $38.0 million for upgrades to the existing drillship specifications and construction-related expenses of $30.0 million. These upgrades include a 7 ram BOP, a dual mud system and, with the purchase of additional equipment, the capability to drill up to 12,000 feet water depth.

We may exercise three remaining newbuilding drillship options at any time on or prior January 31, 2012, with vessel deliveries ranging from the first to the third quarter of 2014, depending on when the options are exercised. We estimate the total project cost, excluding financing costs, for the remaining three optional drillships to be $638.0 million per drillship, based on the construction and construction-related expenses for our seventh generation hulls described above.

As part of the novation of the contract described above, the benefit of the slot reservation fees passed to us. The amount of the slot reservation fees for the seventh generation hulls has been applied towards the drillship contract prices and the amount of the slot reservation fees applicable to one of the remaining three newbuilding drillship options will be applied towards the respective drillship contract price if the options are exercised.

Management of our Drilling Units

Our existing drilling rigs, the Leiv Eiriksson and the Eirik Raude, are managed by Ocean Rig AS, our wholly-owned subsidiary. Ocean Rig AS also provides supervisory management services including onshore management, to the Ocean Rig Corcovado and the Ocean Rig Olympia and our newbuilding drillships pursuant to separate management agreements entered into with each of the drillship-owning subsidiaries. Under the terms of these management agreements, Ocean Rig AS, through its offices in Stavanger, Norway, Aberdeen, United Kingdom and Houston, Texas, is responsible for, among other things, (i) assisting in construction contract technical negotiations, (ii) securing contracts for the future employment of the drillships, and (iii) providing commercial, technical and operational management for the drillships.

Global Services Agreement

On December 1, 2010, DryShips entered into a Global Services Agreement with Cardiff, a related party, effective December 21, 2010, pursuant to which DryShips has engaged Cardiff to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by us. Under the Global Services Agreement, Cardiff, or its subcontractor, will (i) provide consulting services related to identifying, sourcing, negotiating and arranging new employment for offshore assets of DryShips and its subsidiaries, including our drilling units and (ii) identify, source, negotiate and arrange the sale or purchase of the offshore assets of DryShips and its subsidiaries, including our drilling units. We may benefit from services provided in accordance with Global Services Agreement.

The Global Services Agreement does not apply to the agreement with Petrobras Oil & Gas regarding the early termination of the Petrobras contract for the Leiv Eiriksson and the employment of the Ocean Rig

Poseidon and the contracts with Cairn and Borders & Southern for the Leiv Eiriksson. Except as otherwise described, the Global Services Agreement applies to all contracts entered into after December 21, 2010 as well as the contract with Cairn for the Ocean Rig Corcovado and the contract with Vanco for the Ocean Rig Olympia. We do not pay or reimburse DryShips or its affiliates for services provided under the Global Services Agreement. We will, however, record expenses incurred under the Global Services Agreement in our income statement and as a shareholder’s contribution (additional paid-in capital) to capital when they are incurred.

The services described above provided by Ocean Rig AS and Cardiff overlap mainly with respect to negotiating shipyard orders and providing marketing for potential contractors. Cardiff has an established reputation within the shipping industry, and has developed expertise and a network of strong relationships with shipbuilders and oil companies, which supplement the management capabilities of Ocean Rig AS.

For a discussion of our management agreements with Cardiff that terminated on December 21, 2010, please see “Related Party Transactions — Related Party Agreements — Management agreements with Cardiff — Management fees to related party.”

Potential Conflicts of Interest

Our Chairman, President and Chief Executive Officer, Mr. Economou, is also the Chairman, President and Chief Executive Officer of DryShips, our parent company. In addition, one of our other directors, Pankaj Khanna, is the Chief Operating Officer of DryShips. Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. The above individuals have fiduciary duties to manage the business of DryShips and its affiliates in a manner beneficial to such entities and their shareholders. Consequently, these individuals may encounter situations in which their fiduciary obligations to DryShips and us are in conflict. Any proposed transaction with a related party is subject to the review and approval of the independent members of our board of directors.

Effective upon the completion of the Exchange Offer, Mr. Khanna is expected to resign from our board of directors.

Our Competitive Strengths

We believe that our prospects for success are enhanced by the following aspects of our business:

Proven track record in ultra-deepwater drilling operations.  We have a well-established record of operating drilling equipment with a primary focus on ultra-deepwater offshore locations and harsh environments. Established in 1996, we employed 1,036 people as of July 29, 2011, and have gained significant experience operating in challenging environments with a proven track record for operations excellence through our completion of 95 wells. We capitalize on our high-specification drilling units to the maximum extent of their technical capability, and we believe that we have earned a reputation for operating performance excellence. We have operated the Leiv Eiriksson since 2001 and the Eirik Raude since 2002. From February 24, 2010 through February 3, 2011, the Leiv Eiriksson performed drilling operations in the Black Sea under the Petrobras contract and achieved a 91% earnings efficiency. The Eirik Raude has been operating in deep water offshore of Ghana under the Tullow Oil contract and achieved a 98% earnings efficiency for the period beginning October 2008, when the rig commenced the contract, through March 31, 2011.

Technologically advanced deepwater drilling units.  According to Fearnley Offshore AS, the Leiv Eiriksson and the Eirik Raude are two of only 15 drilling units worldwide as of July 2011 that are technologically equipped to operate in both ultra-deepwater and harsh environments. Additionally, each of our drillships will be either a sixth or seventh generation, advanced capability, ultra-deepwater drillship built based on a proven design that features full dual derrick enhancements. The Ocean Rig Corcovado and the Ocean Rig Olympia have, and the newbuilding drillships will have, the capacity to drill 40,000 feet at water depths of 10,000 feet or, in our case of our three seventh generation hulls, 12,000 feet. One of the key benefits of each of our drillships is its dual activity drilling capabilities, which involves two drilling systems that use a single derrick and which permits two drilling-related operations to take place simultaneously. We estimate that this capability reduces typical drilling time by approximately 15% to 40%, depending on the well parameters, resulting in greater utilization and cost savings to our customers. According to Fearnley Offshore AS, of the 34 ultra-deepwater drilling units to be delivered worldwide in 2011, only 11 are expected to have dual activity drilling capabilities, including our four drillships. As a result of the Deepwater Horizon offshore drilling accident in the Gulf of Mexico in April 2010, in which we were not involved, we believe that independently and nationally owned oil companies and international governments will increase their focus on safety and the prevention of environmental disasters and, as a result, we expect that high quality and technologically advanced drillships such as ours will be in high demand and at the forefront of ultra-deepwater drilling activity.

Long-term blue-chip customer relationships.  Since the commencement of our operations, we have developed relationships with large independent oil producers such as Chevron, ExxonMobil, Petrobras Oil & Gas, Shell, BP, Total, Statoil, and Tullow Oil. Together with our predecessor, Ocean Rig ASA, we have drilled 95 wells in 12 countries for 19 clients, including those listed above. Currently, we have employment contracts with Petrobras Oil & Gas, Petrobras Tanzania, Petrobras Brazil, Tullow Oil, Borders & Southern, Cairn and Vanco. We believe these strong customer relationships stem from our proven track record for dependability and for delivering high-quality drilling services in the most extreme operating environments. Although our former clients are not obligated to use our services, we expect to use our relationships with our current and former customers to secure attractive employment contracts for our drilling units.

High barriers to entry.  There are significant barriers to entry in the ultra-deepwater offshore drilling industry. Given the technical expertise needed to operate ultra-deepwater drilling rigs and drillships, operational know-how and a track record of safety play an important part in contract awards. The offshore drilling industry in some jurisdictions is highly regulated, and compliance with regulations requires significant operational expertise and financial and management resources. With the negative press around the Deepwater Horizon drilling rig accident, we expect regulators worldwide to implement more stringent regulations and oil companies to place a premium on drilling firms with a proven track record for safety. There are also significant capital requirements for building ultra-deepwater drillships. Further, there is limited shipyard availability for new drillships and required lead times are typically in excess of two years. Additionally, due to the recent financial crisis, access to bank lending, the traditional source for ship and offshore financing, has become constrained. According to Fearnley Offshore AS, as of July 2011 there were 85 ultra-deepwater drilling units in operation with another 62 under construction, including our the Ocean Rig Poseidon and our four newbuilding drillships.

Anticipated strong free cash flow generation.  Based on current and expected supply and demand dynamics in ultra-deepwater drilling, we expect dayrates to be above our estimated daily cash breakeven rate, based on estimated daily operating costs, general and administrative costs and debt service requirements, thereby generating substantial free cash flow going forward. According to Fearnley Offshore AS, the most recent charterhire in the industry for a modern ultra-deepwater drillship or rig (June 2011) was at a gross dayrate of $450,000 for a two-year contract commencing in the third quarter of 2012. Once drilling operations have commenced with the Ocean Rig Poseidon under the contract with Petrobras Tanzania, our five-unit fleet will generate a maximum average dayrate of $560,000.

Leading shipbuilder constructing our newbuildings.  Only a limited number of shipbuilders possess the necessary construction and underwater drilling technologies and experience to construct drillships. The Ocean Rig Corcovado, the Ocean Rig Olympia and the Ocean Rig Poseidon were, and our four newbuilding drillships are being, built by Samsung, which is one of the world’s largest shipbuilders in the high-tech and high-value shipbuilding sectors, which include drillships, ultra-large container ships, liquefied natural gas carriers and floating production storage and offshore units, or FPSOs. According to Fearnley Offshore AS, of the 74 drillships ordered on a global basis since 2005, Samsung has delivered or will deliver 40, representing a 54% market share. To date, construction of our newbuilding drillships has progressed on time and on budget.

Experienced management and operations team.  We have an experienced management and operations team with a proven track record and an average of 24 years of experience in the offshore drilling industry. Many of the core members of our management team have worked together since 2006, and certain members of our management team have worked at leading oil-related and shipping companies such as ExxonMobil, Statoil, Transocean, ProSafe and Smedvig (acquired by Seadrill Limited). In addition to the members of the management team, we had at July 29, 2011, 38 employees of the Company overseeing construction of our newbuilding drillships and will have highly trained personnel operating the drillships once they are delivered from the yard. We also had at July 29, 2011 an onshore team of 106 people in management functions as well as administrative and technical staff and support functions, ranging from marketing, human resources, accounting, finance, technical support and health, environment, safety and quality, or HES&Q. We believe the focus and dedication of our personnel in each step of the process, from design to construction to operation, has contributed to our track record of safety and consistently strong operational performance.

Business Strategy

Our business strategy is predicated on becoming a leading company in the offshore ultra-deepwater drilling industry and providing customers with safe, high quality service and state-of-the-art drilling equipment. The following outlines the primary elements of this strategy:

Create a “pure play” model in the ultra-deepwater and harsh environment markets.  Our mission is to become the preferred offshore drilling contractor in the ultra-deepwater and harsh environment regions of the world and to deliver excellent performance to our clients by exceeding their expectations for operational efficiency and safety standards. We believe the Ocean Rig Corcovado, the Ocean Rig Olympia and the Ocean Rig Poseidon are, and our four newbuilding drillships will be, among the most technologically advanced in the world. We currently have an option to purchase up to three additional newbuilding drillships and we intend to grow our fleet over time in order to continue to meet our customers’ demands while optimizing our fleet size from an operational and logistical perspective.

Capitalize on the operating capabilities of our drilling units.  We plan to capitalize on the operating capabilities of our drilling units by entering into attractive employment contracts. The focus of our marketing effort is to maximize the benefits of the drilling units’ ability to operate in ultra-deepwater drilling locations. As described above, the Leiv Eiriksson and Eirik Raude are two of only 15 drilling units worldwide as of July 2011 that are technologically equipped to operate in both ultra-deepwater and harsh environments, and our drillships will have the capacity to drill 40,000 feet at water depths of 10,000 feet or, in the case of our seventh generation hulls, 12,000 feet with dual activity drilling capabilities. We aim to secure firm employment contracts for the drilling units at or near the highest dayrates available in the industry at that time while balancing appropriate contract lengths. As we work towards our goal of securing firm contracts for our drilling units at attractive dayrates, we believe we will be able to differentiate ourselves based on our prior experience operating drilling rigs and our safety record.

Maintain high drilling units utilization and profitability.  We have a proven track record of optimizing equipment utilization. Until February 2011, the Leiv Eiriksson was operating in the Black Sea under the Petrobras contract and maintained a 91% earnings efficiency from February 24, 2010 through February 3, 2011, for the period it performed drilling operations under the contract. The Eirik Raude has been operating offshore of Ghana under the Tullow Oil contract and maintained a 98% earnings efficiency from October 2008, when it commenced operations under the contract, through March 31, 2011. We aim to maximize the revenue generation of our drilling units by maintaining our track record of high drilling unit utilization as a result of the design capabilities of our drilling units that can operate in harsh environmental conditions.

Capitalize on favorable industry dynamics.  We believe the demand for offshore deepwater drilling units will be positively affected by increasing global demand for oil and gas and increased exploration and development activity in deepwater markets. The IEA projected that oil demand for 2010 increased by

3.4% compared to 2009 levels, and that oil demand will further increase to 89.2 million barrels per day in 2011, an increase of 1.5% compared to 2010 levels. As the OECD countries resume their growth and the major non-OECD countries continue to develop, led by China and India, oil demand is expected to grow. We believe it will become increasingly difficult to find the incremental barrels of oil needed, due to depleting existing oil reserves. This is expected to force oil companies to continue to explore for oil farther offshore for growing their proven reserves. According to Fearnley Offshore AS, from 2005 to 2010, the actual spending directly related to ultra-deepwater drilling units increased from $4.7 billion to $19.0 billion, a CAGR of 32.2%.

Continue to prioritize safety as a key focus of our operations.  We believe safety is of paramount importance to our customers and a key differentiator for us when securing drilling contracts from our customers. We have a zero incident philosophy embedded in our corporate culture, which is reflected in our policies and procedures. Despite operating under severely harsh weather conditions, we have a proven track record of high efficiency deepwater and ultra-deepwater drilling operations. We employed 1,036 people as of July 29, 2011 and have been operating ultra-deepwater drilling rigs since 2001. We have extensive experience working in varying environments and regulatory regimes across the globe, including Eastern Canada, Angola, Congo, Ireland, the Gulf of Mexico, the U.K., West of Shetlands, Norway, including the Barents Sea, Ghana and Turkey.

Both of our drilling rigs and one of our drillships, the Ocean Rig Corcovado, have a valid and updated safety case under U.K. Health and Safety Executive, or HSE, regulations, and both of our drilling rigs hold a Norwegian sector certificate of compliance (called an Acknowledgement of Compliance), which evidences that the rigs and our management system meet the requirements set by the U.K. and Norwegian authorities.

We believe that this safety record has enabled us to hire and retain highly-skilled employees, thereby improving our overall operating and financial performance. We expect to continue our strong commitment to safety across all of our operations by investing in the latest technologies, performing regular planned maintenance on our drilling units and investing in the training and development of new safety programs for our employees.

Implement and sustain a competitive cost structure.  We believe that we have a competitive cost structure due to our operating experience and successful employee retention policies and that our retention of highly-skilled personnel leads to significant transferable experience and knowledge of drilling rig operation through deployment of seasoned crews across our fleet. By focusing on the ultra-deepwater segment, we believe that we are able to design and implement best-in-class processes to streamline our operations and improve efficiency. As we grow, we hope to benefit from significant economies of scale due to an increased fleet size and a fleet of “sister-ships” to our drillships, where we expect to benefit from the standardization of these drilling units, resulting in lower training and operating costs. In addition, our drillships have high-end specifications, including advanced technology and safety features, and, therefore, we expect that the need for upgrades will be limited in the near term. We expect the increase from five to nine drilling units to enable us to bring more than one unit into a drilling region in which we operate. To the extent we operate more than one drilling unit in a drilling region, we expect to benefit from economies of scale and improved logistic coordination managing more units from the same onshore bases.

Risk Factors

We face a number of risks associated with our business and industry and must overcome a variety of challenges to utilize our strengths and implement our business strategy. These risks include, among others, changes in the offshore drilling market, including supply and demand, utilization rates, dayrates, customer drilling programs, and commodity prices; a downturn in the global economy; hazards inherent in the drilling industry and marine operations resulting in liability for personal injury or loss of life, damage to or destruction of property and equipment, pollution or environmental damage; inability to comply with loan covenants; inability to finance shipyard and other capital projects; and inability to successfully employ our drilling units.

This is not a comprehensive list of risks to which we are subject, and you should carefully consider all the information in this prospectus in connection with your ownership of our common shares. In particular, we urge you to carefully consider the risk factors set forth in the section of this prospectus entitled “Risk Factors” beginning on page 16.

Industry Overview

In recent years, the international drilling market has seen an increasing trend towards deep and ultra-deepwater oil and gas exploration. As shallow water resources mature, deep and ultra-deepwater regions are expected to play an increasing role in offshore oil and gas production. According to Fearnley Offshore AS, the ultra-deepwater market has seen rapid development over the last six years, with dayrates increasing from approximately $180,000 in 2004 to above $600,000 in 2008, before declining to a level of approximately $453,000 in July 2011. The ultra-deepwater market rig utilization rate has been stable above 80% since 2000 and above 97% since 2006. The operating units capable of drilling in ultra-deepwater depths of greater than 7,500 feet consist mainly of fifth- and sixth-generation units, but also include certain older upgraded units. The in-service fleet as of July 2011 totaled 85 units, and is expected to grow to 147 units upon the scheduled delivery of the current newbuild orderbook by the middle of 2014. Historically, an increase in supply has caused a decline in utilization and dayrates until drilling units are absorbed into the market. Accordingly, dayrates have been very cyclical. We believe that the largest undiscovered offshore reserves are mostly located in ultra-deepwater fields and primarily located in the “golden triangle” between West Africa, Brazil and the Gulf of Mexico. The location of these large offshore reserves has resulted in more than 90% of the floater orderbook being represented by ultra-deepwater units. Furthermore, due to increased focus on technically challenging operations and the inherent risk of developing offshore fields in ultra-deepwater, particularly in light of the Deepwater Horizon oil spill in the Gulf of Mexico, oil companies have already begun to show a preference for modern units more capable of drilling in these harsh environments. See “The Offshore Drilling Industry.”

Corporate Structure

Ocean Rig UDW is a corporation incorporated under the laws of the Republic of the Marshall Islands on December 10, 2007 under the name Primelead Shareholders Inc. Primelead Shareholders Inc. was formed in December 2007 for the purpose of acquiring the shares of our predecessor, Ocean Rig ASA, which was incorporated in September 1996 under the laws of Norway. Ocean Rig UDW acquired control of Ocean Rig ASA on May 14, 2008. Prior to the private placement of our common shares in December 2010, we were a wholly-owned subsidiary of DryShips. As of the date of this prospectus, DryShips owns approximately 78% of our outstanding common shares. Each of our drilling units is owned by a separate wholly-owned subsidiary. Ocean Rig UDW is the owner, directly or indirectly, of all the issued and outstanding shares of the subsidiaries listed in Exhibit 21.1 to the registration statement on Form F-4, of which this prospectus is a part.

We maintain our principal executive offices at 10 Skopa Street, Tribune House, 2nd Floor, Office 202, CY 1075, Nicosia, Cyprus and our telephone number at that address is 011 357 22767517. Our website is located at www.ocean-rig.com. The information on our website is not a part of this prospectus.

Our Customers

Our prospective customers generally fall within three categories: national oil companies, large integrated major oil companies and medium to smaller independent exploration and production companies. We, together with our predecessor, Ocean Rig ASA, have an established history with 95 wells drilled in 12 countries for 19 different customers. During 2010, our drilling contracts with Petrobras and Tullow Oil accounted for 43% and 57% of the total consolidated annual revenues, respectively. During 2009, our drilling contracts with Shell and Tullow Oil accounted for 38% and 62% of the total consolidated annual revenues, respectively. During the period from May 14, 2008 through December 31, 2008, our drilling contracts with Shell accounted for 54%, Exxon for 26% and Tullow Oil for 20% of the total consolidated annual revenues.

Contract Drilling Services

Our contracts to provide offshore drilling services and drilling units are individually negotiated and vary in their terms and provisions. We generally obtain our contracts through competitive bidding against other contractors. The contracts for our drilling units typically provide for compensation on a “dayrate” basis under which we are paid a fixed amount for each day that the vessel is operating under a contract at full efficiency, with higher rates while the drilling unit is operating and lower rates for periods of mobilization or when drilling operations are interrupted or restricted by equipment breakdowns, adverse environmental conditions or other conditions beyond our control. Under most dayrate contracts, we pay the operating expenses of the rig or drillship, including planned rig maintenance, crew wages, insurance and the cost of supplies.

A dayrate drilling contract generally extends over a period of time covering either the drilling of a single well or group of wells or covering a stated term, as do the current contracts for our drilling rigs. Currently, there is no spot market for offshore drilling units. The length of shorter-term contracts is typically from 60 to 365 days and the longer-term contracts are typically from two to five years. From time to time contracts with customers in the offshore drilling industry may contain terms whereby the customer has an option to cancel upon payment of an early termination payment, but where such payments may not fully compensate for the loss of the contract. Contracts also customarily provide for either automatic termination or termination at the option of the customer typically without the payment of any termination fee, under various circumstances such as major nonperformance, in the event of substantial downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to force majeure events. Many of these events are beyond our control. The contract term in some instances may be extended by the client exercising options for the drilling of additional wells or for an additional term. Our contracts also typically include a provision that allows the client to extend the contract to finish drilling a well-in-progress.

We expect that provisions of future contracts will be similar to those in our current contracts for our drilling units.

In October 2009, the Leiv Eiriksson commenced the Petrobras contract for exploration drilling in the Black Sea at a maximum dayrate rate of $583,000, expiring in October 2012. Pursuant to an agreement, dated as of December 21, 2010, by and between Petrobras Oil & Gas and Ocean Rig 1 Inc., the owner of the Leiv Eiriksson, the Leiv Eiriksson was released from the Petrobras contract on April 10, 2011 and will be replaced by the Ocean Rig Poseidon once it is delivered from the yard. On April 21, 2011, the Leiv Eiriksson commenced a contract with a term of approximately six months Cairn, which was entered into in January 2011, for drilling operations in Greenland at a maximum operating dayrate of $560,000 and a mobilization fee of $7.0 million plus fuel costs. The contract period is scheduled to expire on October 31, 2011, subject to our customer’s option to extend the contract period through November 30, 2011. Following the expiration of its contract with Cairn, the Leiv Eiriksson is scheduled to commence a contract with Borders & Southern for drilling operations offshore the Falkland Islands at a maximum operating dayrate of $530,000 and a $3.0 million fee payable upon commencement of mobilization as well as mobilization and demobilization fees, including fuel costs, of $15.4 million and $12.6 million, respectively. The contract was originally a two-well program at a maximum dayrate of $540,000; however, on May 19, 2011, Borders & Southern exercised its option to extend the contract to drill an additional two wells, which it assigned to Falkland Oil and Gas Limited, or Falkland Oil and Gas, and the maximum dayrate decreased to $530,000. Borders & Southern has the option to further extend this contract to drill an additional fifth well, in which case the dayrate would increase to $540,000. The estimated duration for the four-well contract, including mobilization/demobilization periods, is approximately 230 days, and we estimate that the optional period to drill the additional fifth well would extend the contract term by approximately 45 days. The Eirik Raude was originally scheduled to commence this contract with Borders & Southern; however on May 5, 2011, we terminated the contract for the Eirik Raude and entered into a new contract for the Leiv Eiriksson on the same terms as the original contract for the Eirik Raude, with the exception of the fees payable upon mobilization and demobilization and certain other terms specific to the Leiv Eiriksson, including off-hire dates, period surveys and technical specifications.

In October 2008, the Eirik Raude commenced the Tullow Oil contract for development drilling offshore of Ghana at an average day-rate of $637,000, based upon 100% utilization, expiring in October 2011. Under the Tullow Oil contract, the dayrate is escalated each year by $18,000. Beginning on February 15, 2011, the dayrate increased to a maximum of $665,000 and will be effective until expiration of the contract. From October 9, 2008 through December 31, 2010, the rig had an earnings efficiency of 98%.

In January 2011, we commenced a contract with a term of approximately ten months with Cairn for the Ocean Rig Corcovado, under which the Ocean Rig Corcovado commenced drilling and related operations in Greenland in May 2011 at a maximum operating dayrate of $560,000. In addition, we are entitled to a mobilization fee of $17.0 million plus fuel costs and winterization upgrading costs of $12.0 million plus coverage of yard stay costs at $200,000 per day during the winterization upgrade. The contract period is scheduled to expire on October 31, 2011, subject to our customer’s option to extend the contract period through November 30, 2011. On May 12, 2011, we were awarded a three-year contract with Petrobras Brazil for the Ocean Rig Corcovado for drilling operations offshore Brazil at a maximum dayrate of $460,000, plus a mobilization fee of $30.0 million. The contract is scheduled to commence upon the expiration of the drillship’s contract with Cairn. We expect to finalize the contract in the third quarter of 2011.

In October 2011, we entered into contracts with Vanco for the Ocean Rig Olympia to drill a total of five wells for exploration drilling offshore of Ghana and Cote d’Ivoire at a maximum operating dayrate of $415,000 and a daily mobilization rate of $180,000 plus fuel costs. The Ocean Rig Olympia commenced the contracts directly upon delivery on March 30, 2010. The aggregate contract term is for approximately one year, subject to our customer’s option to extend the term for (i) one additional well, (ii) one additional year, or (iii) one additional well plus one additional year. Vanco is required to exercise the option no later than the date on which the second well in the five well program reaches its target depth.

Pursuant to the agreement described above and a contract entered into with Petrobras Tanzania in December 2010, the Ocean Rig Poseidon commenced a 544-day contract, plus a mobilization period, with Petrobras Tanzania on July 29, 2011 for exploration drilling in West Africa and Tanzania at a maximum dayrate of $632,000, including a bonus of up to $46,000. In addition, we are entitled to receive a separate dayrate of $422,500 for up to 60 days during relocation and a mobilization dayrate of $317,000 plus the cost of fuel. The Ocean Rig Poseidon is currently earning mobilization fees under the contract. Drilling operations have not commenced.

On May 12, 2011, we were awarded a three-year contract with Petrobras Brazil for the Ocean Rig Mykonos for drilling operations offshore Brazil at a maximum dayrate of $455,000, plus a mobilization fee of $30.0 million. The contract is scheduled to commence in the third quarter of 2011. We expect to finalize the contract in the third quarter of 2011.

Competition

The offshore contract drilling industry is competitive with numerous industry participants, few of which at the present time have a dominant market share. The drilling industry has experienced consolidation in recent years and may experience additional consolidation, which could create additional large competitors. Many of our competitors have significantly greater financial and other resources, including more drilling units, than us. We compete with offshore drilling contractors that together have approximately 156 deepwater and ultra-deepwater drilling units worldwide, defined as units with water depth capacity of 3,000 feet or more.

The offshore contract drilling industry is influenced by a number of factors, including global demand for oil and natural gas, current and anticipated prices of oil and natural gas, expenditures by oil and gas companies for exploration and development of oil and natural gas and the availability of drilling rigs. In addition, mergers among oil and natural gas exploration and production companies have reduced, and may from time to time reduce, the number of available customers.

Drilling contracts are traditionally awarded on a competitive bid basis. Intense price competition is often the primary factor in determining which qualified contractor is awarded a job. Customers may also consider unit availability, location and suitability, a drilling contractor’s operational and safety performance record, and condition and suitability of equipment. We believe that we compete favorably with respect to these factors.

We compete on a worldwide basis, but competition may vary significantly by region at any particular time. Competition for offshore units generally takes place on a global basis, as these units are highly mobile and may be moved, at a cost that may be substantial, from one region to another. Competing contractors are able to adjust localized supply and demand imbalances by moving units from areas of low utilization and dayrates to areas of greater activity and relatively higher dayrates. Significant new unit construction and upgrades of existing drilling units could also intensify price competition.

Employees

As of December 31, 2010, our management subsidiaries had approximately 564 employees, of which approximately 445 were employed by our management subsidiaries and 119 were full-time crew engaged through third party crewing agencies. Of the total number of employees, approximately 160 were assigned to the Eirik Raude, approximately 143 were assigned to the Leiv Eiriksson, approximately 139 were assigned to the Ocean Rig Corcovado and 50 were assigned to the Ocean Rig Olympia. These numbers include shore-based support teams in Turkey and Ghana. The newbuild drillship project team, located in Korea and Norway, employed 50 employees, while the management and staff positions at the Stavanger office consisted of 59 employees. In addition, there were four employees based at the London office and two employees based in other locations. As of July 29, 2011, the total number of employees increased to 1,036, of which 731 are our employees and 305 are provided by third party companies. The increase is primarily due to the increase in manning levels on four of our drillships as follows: 177 to Ocean Rig Corcovado, 167 to Ocean Rig Olympia, 131 to Ocean Rig Poseidon and 82 to Ocean Rig Mykonos.

Recruitment for drillship operations

We will have 90 employees per drillship as base crew and the remainder will be recruited according to contract, location and the availability of quality personnel in that area. The Ocean Rig Corcovado, the Ocean Rig Olympia and the Ocean Rig Poseidon are fully crewed and we are engaged in hiring crew for our three drillships under construction, which we expect to complete prior to the delivery of the applicable drillship.

Properties

We maintain our principal executive offices in Nicosia, Cyprus and principally market our services to clients and potential clients worldwide out of our subsidiaries located in Stavanger, Norway, Houston, Texas and Aberdeen, United Kingdom. We provide technical and administrative support functions from these offices with support from our other offices in Accra, Ghana, Edinburgh, United Kingdom and Geoje, Korea.

Environmental and Other Regulations

Our offshore drilling operations include activities that are subject to numerous international, federal, state and local laws and regulations, including the International Convention for the Prevention of Pollution from Ships, or MARPOL, the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Outer Continental Shelf Lands Act, and Brazil’s National Environmental Policy Law (6938/81), Environmental Crimes Law (9605/98) and Law 9966/2000 relating to pollution in Brazilian waters. These laws govern the discharge of materials into the environment or otherwise relate to environmental protection. In certain circumstances, these laws may impose strict liability, rendering us liable for environmental and natural resource damages without regard to negligence or fault on its part.

For example, the United Nations’ International Maritime Organization, or IMO, adopted MARPOL and Annex VI to MARPOL to regulate the discharge of harmful air emissions from ships, which include rigs and drillships. Rigs and drillships must comply with MARPOL limits on sulfur oxide and nitrogen oxide emissions, chlorofluorocarbons, and the discharge of other air pollutants, except that the MARPOL limits do not apply to emissions that are directly related to drilling, production, or processing activities.

Our drilling units are subject not only to MARPOL regulation of air emissions, but also to the Bunker Convention’s strict liability for pollution damage caused by discharges of bunker fuel in ratifying states. We believe that all of our drilling units are currently compliant in all material respects with these regulations. In October 2008, IMO’s Maritime Environment Protection Committee, or MEPC, adopted amendments to the Annex VI regulations which entered into force on July 1, 2010, that will require a progressive reduction of sulfur oxide levels in heavy bunker fuels and create more stringent nitrogen oxide emissions standards for marine engines in the future. We may incur costs to comply with these revised standards.

Furthermore, any drillships that we may operate in United States waters, including the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States, would have to comply with OPA and CERCLA requirements that impose liability (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges of oil or other hazardous substances, other than discharges related to drilling.

The U.S. BOEMRE periodically issues guidelines for rig fitness requirements in the Gulf of Mexico and may take other steps that could increase the cost of operations or reduce the area of operations for our units, thus reducing their marketability. Implementation of BOEMRE guidelines or regulations may subject the Company to increased costs or limit the operational capabilities of its units and could materially and adversely affect the Company’s operations and financial condition.

Numerous governmental agencies issue regulations to implement and enforce the laws of the applicable jurisdiction, which often involve lengthy permitting procedures, impose difficult and costly compliance measures, particularly in ecologically sensitive areas, and subject operators to substantial administrative, civil and criminal penalties or may result in injunctive relief for failure to comply. Some of these laws contain criminal sanctions in addition to civil penalties. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent and costly compliance or limit contract drilling opportunities, including changes in response to a serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, such as the April 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could adversely affect our financial results. While we believe that it is in substantial compliance with the current laws and regulations, there is no assurance that compliance can be maintained in the future.

In addition to the MARPOL, OPA, and CERCLA requirements described above, our international operations in the offshore drilling segment are subject to various laws and regulations in countries in which we operate, including laws and regulations relating to the importation of and operation of drilling units and equipment, currency conversions and repatriation, oil and gas exploration and development, environmental protection, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of drilling units and other equipment. New environmental or safety laws and regulations could be enacted, which could adversely affect our ability to operate in certain jurisdictions. Governments in some countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and gas and other aspects of the oil and gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and gas companies and may continue to do so. Operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.

Implementation of new environmental laws or regulations that may apply to ultra-deepwater drilling units may subject us to increased costs or limit the operational capabilities of our drilling units and could materially and adversely affect our operations and financial condition.

Insurance for our Offshore Drilling Units

We maintain insurance for our drilling units in accordance with industry standards. Our insurance is intended to cover normal risks in our current operations, including insurance against property damage, loss of hire, war risk and third-party liability, including pollution liability. The insurance coverage is established according to the Norwegian Marine Insurance Plan of 1996, version 2010, which together with the London Drilling Standard Form Plan is the industry standard. We have obtained insurance for the full assessed market value of our drilling units, as assessed by rig brokers. Our insurance provides for premium adjustments based on claims and is subject to deductibles and aggregate recovery limits. In the case of pollution liabilities, our deductible is $10,000 per event and in the case of other hull and machinery claims, our deductible is $1.5 million per event, except in the case of our operations offshore Greenland under our contracts with Cairn, where the deductible is $3.0 million for the Ocean Rig Corcovado and $4.5 million for the Leiv Eiriksson. However, for the Ocean Rig Corcovado and the Leiv Eiriksson, the aggregate recovery limits under the Cairn contracts offshore of Greenland are $750 million for oil pollution. Our insurance coverage may not protect fully against losses resulting from a required cessation of drilling unit operations for environmental or other reasons. We also have loss of hire insurance which becomes effective after 45 days of off-hire and coverage extends for approximately one year, except for our operations offshore Greenland under our contracts with Cairn, where the loss of hire insurance becomes effective after 60 days. The principal risks which may not be insurable are various environmental liabilities and liabilities resulting from reservoir damage caused by our negligence. In addition, insurance may not be available to us at all or on terms acceptable to us, and there is no guarantee that even if we are insured, our policy will be adequate to cover our loss or liability in all cases. Following the delivery to us of our newbuilding drillships, we plan to maintain insurance for those drillships in accordance with the Norwegian Marine Insurance Plan of 1996, version 2010. This insurance would also be intended to cover normal risks in our current operations, including insurance against property damage, loss of hire, war risk, third-party liability, including pollution liability and loss of hire.

Legal Proceedings

Import/export duties in Angola

The Leiv Eiriksson operated in Angola during the period from 2002 to 2007. We understand that the Angolan government has retroactively levied import/export duties for two importation events in the period 2002 to 2007. As we have formally disputed all claims in relation to the potential duties, no provision has been made. The maximum amount is estimated to be between $5 and $10 million.

Other legal proceedings

With the exception of the matters discussed above, we are not involved in any legal proceedings or disputes that it believes will have a significant effect on its business, financial position, and results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. It is expected that these claims would be covered by insurance if they involved liabilities such as those that arise from a collision, other marine casualty, damage to cargoes, oil pollution, death or personal injuries to crew, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Exchange Controls

Under Republic of the Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

Description of Indebtedness

As of March 31, 2011, our outstanding debt totaled $1.1 billion, consisting of bank debt under our various secured credit facilities described below. As of March 31, 2011, we also had $0.9 million available for drawdown under our credit facilities, subject to restrictions, as described below. The table below reflects our outstanding indebtedness as of March 31, 2011, as adjusted for the following: (i) full repayment in April 2011 of our $325.0 million short-term loan facility entered into in December 2010; (ii) restructuring of our Deutsche Bank credit facilities; (iii) the drawdown of $800.0 million under our $800.0 million senior secured term loan agreement in April 2011; (iv) the issuance of $500.0 million in aggregate principal amount of our 9.5% senior unsecured notes due 2016; and (v) scheduled payments under our credit facilities up to July 31, 2011. The table below has not been prepared in accordance with U.S. GAAP as a result of the adjustments described above and does not reconcile to our consolidated audited financial statements included in this document.

During April 2011, we borrowed an aggregate of $48.1 million from DryShips through shareholder loans for capital expenditures and general corporate purposes. On April 20, 2011, these intercompany loans, along with the shareholder loans of $127.5 million that we borrowed from DryShips in March 2011 were repaid. As of the date of this prospectus, no balance exists between us and DryShips.

Outstanding indebtedness on existing credit facilities and senior unsecured notes as of March 31, 2011, as adjusted

	Original	Amount(1)		Repayment
Facility	Amount	Drawn	Maturity	2011	2012		2013		2014
	Amounts in $’000

$1.04 billion credit facility	$1,040,000	$578,333	Q3 2013	$55,833	$70,000		$452,500		—
$495.0 million loan agreement with Drillship Kithira Owners Inc.	$562,500	$495,000	Q3 2020	—	$55,000		$55,000		$55,000
$495.0 million loan agreement with Drillship Skopelos Owners Inc.	$562,500	$87,654	Q4 2020	—	$55,000	(2)	$32,654	(2)	—
$800.0 million senior secured term loan agreement	$800,000	$783,333	Q2 2016	$16,667	$66,687		$66,687		$66,687
$500.0 million of aggregate principal amount of 9.5% senior unsecured notes	$500,000	$500,000	Q2 2016	—	—		—		—

(1)	Amounts in table exclude deferred financing costs as of March 31, 2011 as follows: (a) $4.4 million for the $1.04 billion credit facility; (b) $7.3 million for the Deutsche bank loan agreement with Drillship Kithira Owners Inc.; and (c) $7.5 million for the Deutsche Bank loan agreement with Drillship Skopelos Owners Inc.

(2)	Drawdowns on the Deutsche Bank loan agreement for the construction of the Ocean Rig Mykonos have corresponding cash collateral until suitable employment is secured for the unit. While the contract with Petrobras Brazil for the Ocean Rig Mykonos does not satisfy the minimum dayrates and terms required under this credit facility, our lenders have agreed to amend the credit facility, subject to the completion of definitive documentation, based on the Petrobras Brazil contract to allow for full draw downs to finance the remaining installment payments for the Ocean Rig Mykonos and the release of the cash collateral deposited for the drillship.

All of our various loan agreements contain covenants, including restrictions without the lender’s prior consent, as to changes in management and ownership of the drilling units, additional indebtedness and mortgaging of drilling units and change in the general nature of our business.

Existing Credit Facilities

$1.04 billion senior secured credit facility

On September 17, 2008, our wholly-owned subsidiaries Ocean Rig ASA and Ocean Rig Norway AS entered into a revolving credit and term loan facility with a syndicate of lenders that was amended and restated on November 19, 2009, to, among other things, add Drill Rigs Holdings Inc. as a borrower. The $1.04 billion credit facility consists of a guarantee facility, which provides us with a letter of credit of up to $20.0 million, which has been drawn, three revolving credit facilities in the amounts of $350.0 million, $250.0 million and $20.0 million, respectively, and a term loan in the amount of up to $400.0 million. This credit facility is in the aggregate amount of approximately $1.04 billion. On September 30 and October 10, 2008, Ocean Rig ASA drew down $750.0 million and $250.0 million, respectively, under this facility for the repayment of approximately $776.0 million under a previous credit facility and for general corporate purposes. Amounts outstanding under the $1.04 billion credit facility bear interest at LIBOR plus a margin and the loan is repayable in 20 quarterly installments plus a balloon payment of $400.0 million payable together with the last installment, on September 17, 2013. As of March 31, 2011 the outstanding balance under this loan agreement was $637.5 million, not including a $20.0 million guarantee drawn under the guarantee facility. We have repaid approximately $40.4 million under this credit facility in the second quarter of 2011.

The $1.04 billion credit facility is secured by, among other things, (i) first and second priority mortgages over the Leiv Eiriksson and the Eirik Raude; (ii) first and second priority assignment of all insurances and earnings of the Leiv Eiriksson and the Eirik Raude; (iii) pledges of shares in each of Primelead Ltd., Ocean Rig 2 AS, Ocean Rig North Sea AS, Ocean Rig Ghana Limited, Ocean Rig Limited, Ocean Rig 1 Inc., Ocean Rig 2 Inc., Ocean Rig 1 Shareholders Inc. and Ocean Rig 2 Shareholders Inc. and (iv) first and second mortgages over the machinery and plant of Ocean Rig 1 Inc. and Ocean Rig 2 Inc.

Under the $1.04 billion credit facility, Drill Rigs Holdings Inc. and its subsidiaries are subject to certain covenants requiring, among other things, the maintenance of (i) a minimum amount of free cash; (ii) a leverage ratio not to exceed specified levels; (iii) a minimum interest coverage ratio; (iv) a minimum current ratio (the ratio of current assets to current liabilities); and (v) a minimum equity ratio (the ratio of value adjusted equity to value adjusted total assets).

In addition, capital expenditures must not exceed $50.0 million in any fiscal year and capital expenditures in excess of $30.0 million require the prior consent of the lender. Further, the aggregate market value of the Eirik Raude and the Leiv Eiriksson be at least equal to 135% of the principal amount of the borrowings outstanding under the term loan facility and of the $350.0 million and $20.0 million revolving credit facilities.

Furthermore, pursuant to the terms of the $1.04 billion credit facility, if any person or persons acting in concert (other than DryShips or other companies controlled by Mr. George Economou, our Chairman, President and Chief Executive Officer and the Chairman, President and Chief Executive Officer of DryShips) obtains either direct or indirect control of one-third or more of the shares in Drill Rigs Holdings Inc., notice must be provided to the Agent, who may, upon the instruction of any lender, cancel all commitments and declare outstanding loans and accrued interest due and payable. The $1.04 billion credit facility also contains restrictions on the ability of Drill Rigs Holdings Inc. to pay dividends, make distributions to its shareholders, and reduce share capital without the prior written consent of the lenders if fewer than six months (excluding options) remains on the term of the Tullow Oil contract for the Eirik Raude unless such contract has been replaced with a comparable drilling services contract for the Eirik Raude with a counterparty that has a financial standing equal to that of Tullow Oil at the time the Tullow Oil contract was entered into. As a result, Drill Rigs Holdings Inc. would not be able to pay dividends beginning April 2011 unless a suitable replacement contract is in place at that time.

This loan agreement contains other customary restrictive covenants and events of default, including non-payment of principal or interest, breach of covenants or material representations, bankruptcy and imposes insurance requirements and restrictions on the employment of the vessels.

This credit facility contains a cross-default provision that applies to us and DryShips. This means that if we or DryShips default, by way of non-payment of principal and interest or by way of acceleration or cancellation of debt, we will be in default of this loan. Our wholly-owned subsidiary Drill Rigs Holdings Inc. has entered into three interest rate swap agreements to fix the interest rate on the principal amounts outstanding under this loan agreement. See the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Swap agreements” for a description of these interest rate swap agreements.

Two $562.5 million senior secured credit facilities, amended to $495.0 million each (the Deutsche Bank credit facilities)

On July 18, 2008, Drillship Kithira Owners Inc. and Drillship Skopelos Owners Inc., our wholly-owned subsidiaries and the owners of our newbuilding drillships, the Ocean Rig Poseidon and the Ocean Rig Mykonos, respectively, each entered into separate loan agreements with a syndicate of lenders, including Deutsche Bank AG, London Branch, in the amount of $562.5 million to partially finance (70%) the construction cost of the Ocean Rig Poseidon and the Ocean Rig Mykonos, including payment of the loan financing fees, incidental drillship costs, commitment fees, loan interest, and a portion of the second yard installments. We refer to these credit facilities as the Deutsche Bank credit facilities. Both of the loans bear interest at a rate that is in part fixed and in part based on LIBOR plus an applicable margin and are repayable in 18 semi-annual installments of $31.25 million through September 2020 and November 2020, respectively. These agreements and the waivers and consents contained therein were terminated pursuant to the terms of the Supplemental Agreement No. 3, dated January 29, 2010, to each of these credit facilities because we, including DryShips, were in compliance with all of the covenants contained in this loan agreement. Currently, additional drawdowns under the credit facility for the construction of the Ocean Rig Mykonos must be fully cash collateralized until we find employment for the Ocean Rig Mykonos at specified minimum dayrates and for specified minimum terms with a charterer that is satisfactory to such lenders by August 2011. While the contract with Petrobras Brazil does not satisfy the minimum dayrates and terms required under this facility, as discussed below, our lenders have agreed to amend the credit facility, subject to the completion of definitive documentation, based on the contract with Petrobras Brazil, to allow for full draw downs to fund the remaining installment payments for the Ocean Rig Mykonos and the release of the cash collateral deposited for the drillship.

On June 5, 2009, we entered into agreements with the facility agent and certain other lenders with respect to each of these credit facilities providing for a waiver of certain financial covenants through January 31, 2010. These agreements and the waivers and consents contained therein were terminated pursuant to the terms of the Supplemental Agreement No. 3, dated January 29, 2010, to each of these credit facilities because we and DryShips were in compliance with all of the covenants contained in this loan agreement. However, additional drawdowns must be fully cash collateralized until we find suitable employment, as described above, for the Ocean Rig Mykonos. As discussed above, we have agreed to amend this credit facility, subject to the completion of definitive documentation, to allow for the release of the cash collateral deposited for the Ocean Rig Mykonos based on the contract with Petrobras Brazil. This credit facility contains a cross-default provision that applies to us and DryShips. This means that if we or DryShips default under any of our other loan obligations, we will be in default of this loan.

On April 27, 2011, we entered into an agreement with the lenders to restructure the Deutsche Bank credit facilities. The principal terms of the restructuring are as follows: (i) the maximum amount permitted to be drawn under each facility was reduced from $562.5 million to $495.0 million; (ii) in addition to the guarantee already provided by DryShips, we provided an unlimited recourse guarantee that includes certain financial covenants, which are discussed below; (iii) we are permitted to draw under the facility with respect to the Ocean Rig Poseidon based upon the employment of the drillship under its drilling contract with Petrobras Tanzania, and on April 27, 2010, the cash collateral deposited for this vessel was released; and (iv) we will be permitted to draw under the facility to finance the Ocean Rig Mykonos provided we have obtained suitable employment acceptable to the lenders for such drillship by August 2011. While the contract with Petrobras Brazil does not satisfy the minimum dayrates and terms required under the facility with respect to the Ocean Rig Mykonos, our lenders have agreed to amend the credit facility, subject to the completion of definitive documentation, based on the Petrobras Brazil contract to allow for full draw downs to fund the remaining installment payments for the Ocean Rig Mykonos and the release of the cash collateral deposited for the drillship. We expect to complete definitive documentation to amend this credit facility in August 2011. We expect that the amendment to the credit facility will provide that full draw downs and the release of the cash collateral deposited for the drillship will be permitted provided that the Petrobras Brazil contract remains in full force and effect. Our lenders have also agreed to amend the credit facility to allow for the Ocean Rig Mykonos to be re-employed six months, in lieu of 12 months, prior to the expiration of the Petrobras Brazil contract. We expect that all other material terms of the credit facility will remain unchanged.

Each Deutsche Bank loan agreement is secured by, among other things, a first priority mortgage on the relevant vessel and a reserve account pledge. Each loan agreement contains a loan to value covenant relating to the post-delivery market value of the relevant vessel.

As of March 31, 2011, the outstanding balance under the Deutsche Bank credit facilities was $196.7 million.

These loan agreements are guaranteed by DryShips. The guarantee covers the initial equity contribution and each other equity contribution, the equity collateral, amounts to be paid into the debt service reserve account and each payment of the loan balance. The guarantee by DryShips contains certain financial covenants measured on the DryShips financial accounts requiring the maintenance of (i) a minimum market adjusted equity ratio; (ii)a minimum interest coverage ratio; (iii) a minimum market value adjusted net worth of DryShips and its subsidiaries; and (iv) a minimum amount of free cash and cash equivalents.

In addition, as noted above, we provided an unlimited recourse guarantee under the terms of the restructuring of these loan agreements whereby we are required to comply with certain financial covenants requiring that we maintain (i) a minimum equity ratio; (ii) a minimum amount of working capital; (iii) a maximum leverage ratio; (iv) a minimum interest coverage ratio; and (v) a minimum amount of free cash.

The loan agreements contain customary restrictive covenants and events of default, including non-payment of principal or interest, minimum insurance requirements, breach of covenants or material misrepresentations, bankruptcy, and change of control and impose restrictions on the payments of dividends and employment of the vessels.

In addition, due to the cross-default provisions in these credit facilities, a default by DryShips under one of its loan agreements would trigger a cross-default under our Deutsche Bank credit facilities and would provide our lenders with the right to accelerate the outstanding debt under these facilities. Further, if DryShips defaults under one of its loan agreements, and the related debt is accelerated, this would trigger a cross-default under our $1.04 billion credit facility and our $800.0 million secured term loan agreement and would provide our lenders with the right to accelerate the outstanding debt under these facilities.

We have entered into eight interest rate swap agreements to fix the interest rate payable on the principal amounts outstanding under the Deutsche Bank credit facilities. See the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Swap Agreements” for a description of these interest rate swap agreements.

$800.0 million senior secured term loan agreement

On April 15, 2011, our wholly owned subsidiary Drillships Holdings Inc., or Drillships Holdings, entered into a $800 million senior secured term loan agreement with a syndicate of lenders to fund a portion of the construction of the Ocean Rig Corcovado and the Ocean Rig Olympia. The $800 million senior secured term loan agreement consists of four term loans, which were all fully drawn in April 2011. A portion of the loans was used to refinance the $325 million short term loan facility, as discussed below. Amounts outstanding under the $800 million senior secured term loan agreement bear interest at LIBOR plus a margin and the loan is repayable in 20 quarterly installments plus a balloon payment of $488.3 million payable together with the last installment payment.

The $800 million senior secured term loan agreement is secured by, among other things, the first priority rights to (i) the mortgages over the Ocean Rig Corcovado and the Ocean Rig Olympia, (ii) the assignment of earnings, (iii) the assignment of earnings accounts, (iv) the minimum cash accounts, (v) the insurances and (vi) the share charges.

Under the $800 million senior secured term loan agreement, we and certain of our subsidiaries, as guarantors, are subject to certain covenants requiring among other things, the maintenance of (i) a minimum amount of free cash; (ii) a leverage ratio not to exceed specified levels; (iii) a minimum interest coverage ratio; (iv) a minimum current ratio; and (v) a minimum equity ratio. In addition, DryShips, as guarantor, must maintain (i) minimum liquidity; (ii) a minimum interest coverage ratio; (iii) a minimum market adjusted equity ratio; and (iv) a minimum market value adjusted net worth. Further, the aggregate market value of the Ocean Rig Corcovado and the Ocean Rig Olympia must be greater than 140% of the borrowings outstanding under the senior secured term loan.

Also, the $800 million senior secured term loan agreement restricts our and Drillships Holdings’ ability to pay dividends, make any distribution to its shareholders or buy-back common stock, except for dividends paid by Drillships Holdings to us from the first distribution and relating to the refinancing of capital expenditures for the Ocean Rig Corcovado and the Ocean Rig Olympia. Furthermore, pursuant to the terms of the $800 million senior secured term loan agreement, if, after an initial public offering, any person or group (other than George Economou and DryShips) acquire beneficial ownership of more than 50% of our equity, or, if George Economou and DryShips fails (i) prior to an initial public offering, to hold 65% of the aggregate ordinary voting power and economic interest in us; or (ii) after an initial public offering, to hold 15% aggregate ordinary voting power and economic interest in us, then all outstanding amounts under the $800 million senior secured term loan agreement are required to be prepaid within 60 days.

The $800 million senior secured term loan agreement contains other customary restrictive covenants and events of default, including non-payment of principal or interest, breach of covenants or material representations, bankruptcy and imposes insurance requirements and restrictions on the employment of the vessels.

The $800 million senior secured term loan agreement contains a cross-default provision that applies to us and DryShips, as guarantor. This means that if we or DryShips default, by way of non-payment of principal or interest or by way of acceleration or cancellation of debt, we will be in default of this loan.

9.5% senior unsecured notes due 2016

On April 27, 2011, we completed the issuance of $500.0 million aggregate principal amount of our 9.5% senior unsecured notes due 2016 in an offering made to both non-United States persons in Norway in reliance on Regulation S under the Securities Act and to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act, which we refer to as the notes offering. We received net proceeds from the notes offering of approximately $487.5 million, which we expect to use to finance a portion of the remaining payments under our newbuiliding program and for general corporate purposes. DryShips, our parent company, purchased $75.0 million of our 9.5% senior unsecured notes due 2016 from a third party on May 18, 2011.

Under the terms of the bond agreement, dated April 14, 2011, we will pay interest on the notes at a rate of 9.5% per annum. We will make interest payments on the notes semi-annually in arrears on October 27 and April 27 of each year, beginning October 27, 2011 until the notes’ final maturity on April 27, 2016. Interest will accrue from the issue date of the notes. The notes will not be guaranteed by any of our subsidiaries. The notes will be our unsecured obligations and rank senior in right of payment to any of our future subordinated indebtedness and equally in right of payment to all of our existing and future unsecured senior indebtedness. We may redeem some or all of the notes as follows: (i) at any time and from time to time from April 27, 2014 to April 26, 2015, at a redemption price equal to 104.5% of the aggregate principal amount, plus accrued and unpaid interest to the date of redemption; or (ii) at any time and from time to time from April 27, 2015 at a redemption price equal to 102.5% of the aggregate principal amount, plus accrued and unpaid interest to the date of redemption. Upon a change of control, which occurs if 50% or more of our shares are acquired by any person or group other than DryShips or its affiliates, the noteholders will have an option to require us to purchase all outstanding notes at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest to the date of purchase.

Subject to a number of limitations and exceptions, the bond agreement governing the notes contains covenants limiting, among other things, our ability to: (i) create liens; or (ii) merge, or consolidate or transfer, sell or lease all or substantially all of our assets. Furthermore, the bond agreement contains financial covenants requiring us, among other things, to ensure that we maintain: (i) a consolidated equity ratio of minimum 35%; (ii) free cash of minimum $50 million; (iii) current ratio of minimum 1-to-1; and (iv) an interest coverage ratio of 2.5x calculated on a 12 month rolling basis.

The notes are a new issue of securities. In connection with the issue, we have agreed to apply to list the notes on a securities exchange or other regulated market by December 1, 2011 and to list our common shares on a recognized exchange by the end of the third quarter of 2011. We have also agreed to obtain a credit rating on us and the notes by October 27, 2011. If we fail to obtain the required credit ratings, the interest rate on the notes will increase by 0.25% annually.

Repaid Credit Facilities

$325.0 million short-term loan facility

On December 21, 2010, Drillship Hydra Owners Inc. entered into a $325.0 million short-term loan facility with a syndicate of lenders for the purpose of (i) meeting the ongoing working capital needs of Drillships Hydra Owners Inc.; (ii) financing the partial repayment of existing debt in relation to the purchase of the Ocean Rig Corcovado; and (iii) financing the payment of the final installment associated with the purchase of said drillship. This loan facility was repayable in full in June 2011 and bore interest at a rate of LIBOR plus a margin. We drew down the full amount of this loan on January 5, 2011 and we repaid the full amount of this loan on April 20, 2011 with borrowings under the $800.0 million senior secured term loan agreement.

This loan agreement was secured by, among other things, a first priority mortgage on the Ocean Rig Corcovado. This loan agreement was guaranteed by DryShips and by us and contained certain financial covenants measured on the DryShips financial accounts. The loan agreement contained customary restrictive covenants and events of default, including non-payment of principal or interest, breach of covenants or material misrepresentations, bankruptcy, change of control and imposes restrictions on the payments of dividends and employment of the vessels.

$230.0 million loan facilities, dated September 10, 2007, as amended

In connection with the acquisition of Drillships Holdings on May 15, 2009, we assumed two $115 million loan facilities that were entered into in September 2007, in order to finance the construction of the Ocean Rig Corcovado and the Ocean Rig Olympia. The loans bore interest at LIBOR plus margin. We repaid one $115.0 million term loan facility in December 2010 in connection with the delivery of the Ocean Rig Corcovado and repaid the other $115.0 million facility in March 2011 upon the delivery of the Ocean Rig Olympia. In addition to the customary security and guarantees issued to the borrower, these facilities were collateralized by certain vessels owned by certain related parties, corporate guarantees of certain related parties, and a personal guarantee from Mr. Economou.

As of December 31, 2010 we had outstanding borrowings in the amount of $115.0 million under these loan facilities, which were repaid on March 18, 2011, as described above.

$300.0 million short-term facility

On December 28, 2010, we entered into a $300 million short-term overdraft facility with a lender, which we drew down in full on December 28, 2010. The proceeds of this loan were blocked as security for the loan. The loan was repaid on January 3, 2011 with the cash collateral. The short-term overdraft facility cannot be re-drawn.

Shareholder loans from DryShips

During April 2011, we borrowed an aggregate of $48.1 million from DryShips through shareholder loans for capital expenditures and general corporate purposes. On April 20, 2011, these intercompany loans, along with shareholder loans of $127.5 million that we borrowed from DryShips in March 2011, were fully repaid. As of the date of this prospectus, no loan balance exists between us and DryShips.

MANAGEMENT

Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers and the principal officers of certain of our operating subsidiaries. Members of our board of directors are elected annually on a staggered basis. Each director elected holds office for a three-year term and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. The initial term of office of each director is as follows: our Class A director serves for a term expiring at the 2011 annual general meeting of shareholders, our two Class B directors serve for a term expiring at the 2012 annual general meeting of shareholders and our two Class C directors serve for a term expiring at the 2013 annual general meeting of shareholders. Officers are appointed from time to time by our board of directors, or our relevant subsidiary, as applicable, and hold office until a successor is appointed.

Directors and executive officers of Ocean Rig UDW Inc.

Name	Age	Position

George Economou	58	Chairman of the Board, President, Chief Executive Officer and Class A Director
Pankaj Khanna*	40	Class B Director
Michael Gregos	39	Class B Director
Trygve Arnesen	53	Class C Director
Savvas D. Georghiades	61	Class C Director
Prokopios (Akis) Tsirigakis*	56

Principal officers of operating subsidiaries

Name	Age	Position

Paul Carsten Pedersen	56	Acting Chief Executive Officer
Jan Rune Steinsland	51	Chief Financial Officer
Frank Tollefsen	48	Chief Operating Officer and Deputy Chief Executive Officer
John Rune Hellevik	51	Senior Vice President, Marketing & Contracts
Ronald Coull	49	Senior Vice President, Human Resources
Rolf Håkon Holmboe	44	Vice President, Quality, Health, Safety, Environment & Training

*	Effective upon the completion of the Exchange Offer, Mr. Khanna is expected to resign from our board of directors. Prokopios (Akis) Tsirigakis has been appointed to serve on our board of directors effective upon the completion of the Exchange Offer to fill the vacancy resulting from the resignation of Mr. Khanna.

The business address of each of our directors and principal officers is 10 Skopa Street, Tribune House, 2nd Floor, Office 202, CY 1075, Nicosia, Cyprus.

Biographical information with respect to the above individuals is set forth below.

George Economou was appointed as our President and Chief Executive Officer on September 2, 2010, and Chairman and director in December 2010. Mr. Economou has over 25 years of experience in the maritime industry. He has served as Chairman, President and Chief Executive Officer of DryShips Inc. since January 2005. He successfully took DryShips public in February 2005, on The NASDAQ Global Market under the trading symbol “DRYS”. Mr. Economou has overseen the growth of DryShips into one of the largest US-listed dry bulk companies in fleet size and revenue and one of the largest Panamax owners in the world. Mr. Economou began his career in 1976 when he commenced working as a Superintendent Engineer in Thenamaris Ship Management in Greece. From 1981-1986 he held the position of General Manager of

Oceania Maritime Agency in New York. Between 1986 and 1991 he invested and participated in the formation of numerous individual shipping companies and in 1991 he founded Cardiff Marine Inc., Group of Companies. Mr. Economou is a member of ABS Council, Intertanko Hellenic Shipping Forum, and Lloyds Register Hellenic Advisory Committee. Mr. Economou is a graduate of the Massachusetts Institute of Technology and holds both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering and a Master of Science in Shipping and Shipbuilding Management.

Pankaj Khanna was appointed to our board of directors in December 2010. Mr. Khanna also serves as the Chief Operating Officer of DryShips since March 2009. Mr. Khanna has 22 years of experience in the shipping industry. Prior to joining us, Mr. Khanna was the Chief Strategy Officer for Excel Maritime Carriers Ltd. from November 2008 to February 2009. Mr. Khanna also previously served as Chief Operating Officer of Alba Maritime Services S.A. from November 2007 to February 2009. Prior to joining Alba Maritime Services S.A., Mr. Khanna was Vice President of Strategic Development at Teekay Corporation where he headed vessel sales and purchase activities, newbuilding ordering activities, and other strategic development projects from 2001 through 2007. Prior to this, Mr. Khanna was a Senior Analyst at SSY, a multinational shipbroker. Mr. Khanna also sailed as a deck officer on merchant vessels for seven years. Mr. Khanna graduated from Blackpool and the Fylde College, Fleetwood Nautical Campus and also received a post-graduate diploma in international trade and transport from London Metropolitan University.

Michael Gregos was appointed to our board of directors in December 2010. Mr. Gregos is Project Manager for Dynacom Tankers Management Ltd. which he joined in 2001. From 2007 to 2008, Mr. Gregos was employed as Chief Operating Officer by OceanFreight Inc. Prior to that period, he worked for a shipping concern based in Athens and New York for five years and the Corporate Finance arm of a Greek bank for one year. He is a graduate of Queen Mary University in London and holds an M.Sc. in Shipping, Trade and Finance from City University.

Trygve Arnesen, was appointed to our board of directors in December 2010. Mr. Arnesen is a director for Aftermarket Eastern Region with FMC Technologies, a position he has held since August 2010. Mr. Arnesen holds an M.Sc. in petroleum engineering and applied geophysics from the Norwegian University of Science and Technology from 1980. He has worked in the drilling and oil service industry since 1982, and has held a broad range of positions with various companies including Wilhelmsen (1982-1984), Morco&Ross (1984-1985), Norcem / Aker Drilling (1985-1989), Saga (1989), Transocean / Procon / Prosafe (1990-1992 and 1994-2005), Shell (1992-1994), and Odfjell (2005-2006). From 2006 to 2008, Mr. Arnesen was the Chief Executive Officer of Ocean Rig ASA, our predecessor, and he worked as Chief Executive Officer for Norwind from 2008 until 2010.

Savvas Georghiades was appointed to our board of directors in December 2010. Mr. Georghiades has been a practicing lawyer in Cyprus since 1976. He is a graduate of the Aristotle University in Thessaloniki. Mr. Georghiades is a member of the Shipping Committee of the Cyprus Bar Association.

Prokopios (Akis) Tsirigakis has been appointed to serve on our board of directors effective upon the completion of the Exchange Offer. Mr. Tsirigakis serves as Chairman of the Board of Directors, President and Co-Chief Executive Officer of Nautilus Marine Acquisition Corp., a newly-organized blank check company formed for the purpose of acquiring one or more operating businesses or assets. In November 2007 he founded, and until February 2011 was the President and Chief Executive Officer of Star Bulk Carriers Corp. a dry-bulk shipping company listed on the NASDAQ Stock Market (NASDAQ: SBLK) that owns and manages vessels aggregating in excess of 1.2 million deadweight tons of cargo capacity. He has served as a director of Star Bulk Carriers Corp. since November 2007. From May 2005 till November 2007 he founded and served as Chairman of the Board, Chief Executive Officer and President of Star Maritime Acquisition Corp. (AMEX: SEA). Mr. Tsirigakis is experienced in ship ownership, ship management and new shipbuilding projects. Mr. Tsirigakis formerly served on the board of directors of Dryships. Since November 2003, he served as Managing Director of Oceanbulk Maritime S.A., a dry cargo shipping company that has operated and managed vessels. From November 1998 till November 2007, Mr. Tsirigakis served as the Managing Director of Combine Marine Inc., a company which he founded and that is providing ship management services to third parties. From 1991 to 1998, Mr. Tsirigakis was the Vice President and Technical Director of Konkar Shipping

Agencies S.A. of Athens, after having served as Konkar’s Technical Director from 1984 to 1991; the company at the time managed 16 dry bulk carriers, multi-purpose vessels and tanker/combination carriers. From 1982 to 1984, Mr. Tsirigakis was the Technical Manager of Konkar’s affiliate, Arkon Shipping Agencies Inc. of New York. He is a life-member of The Propeller Club of the United States, a member of the Technical Committee (CASTEC) of Intercargo, the International Association of Dry Cargo Shipowners, President of the Hellenic Technical Committee of RINA, the Italian Classification Society and member of the Technical Committees of various Classification Societies. Mr. Tsirigakis received his Masters and B.Sc. in Naval Architecture from The University of Michigan, Ann Arbor and has seagoing experience.

Paul Carsten Pedersen has been the Acting Chief Executive Officer of Ocean Rig AS since February 2011. Prior to joining Ocean Rig AS, Mr. Pedersen spent 29 years at A.P. Moeller-Maersk, where he held a series of positions with increasing responsibilities in the offshore drilling and corporate mergers and acquisitions areas. From 1994 to 1996, Mr. Pedersen served as director of Maersk Tankers, where he focused on the development of floating production storage and offloading, or FPSO, activities. From 1996 to 1998, Mr. Pedersen served as director of Maersk Contractors, where he was involved in the commercial operations of FPSO activities. From 1998 to 2000, Mr. Pedersen served as Vice President and Chief Commercial Officer of Maersk Contractors and from 2000 to 2003, Mr. Pedersen served as Vice President of Maersk Corporate. From 2003 to 2009, Mr. Pedersen served as the Senior Vice President, Chief Commercial Officer and Deputy Chief Executive Officer, where he managed drilling and FPSO activities, and from 2009 to 2010, he served as the Senior Vice President and Chief Executive Officer for Maersk FPSOs and Maersk LNG. Mr. Pedersen holds a masters degree in mechanical engineering from The Technical University of Denmark and has supplemented his education with executive management courses in Denmark and in the United States at Columbia Business School and The Wharton School of the University of Pennsylvania.

Jan Rune Steinsland is the Chief Financial Officer of Ocean Rig AS and joined the Ocean Rig group of companies in 2006. Mr. Steinsland has 17 years of experience from various positions in the energy and drilling industry and eight years of experience in the finance and technology industries. From 2000 to 2006, Mr. Steinsland was Chief Financial Officer of the Oslo Børs-listed Acta Holding ASA. From 1988 to 2000, Mr. Steinsland held several management positions in Esso Norge AS/Exxon Company International, including Financial Analyst, Financial Reporting Manager, Vice President Accounting, Project Controller and Audit Advisor. Mr. Steinsland has a Master of Business Administration from the University of St. Gallen Switzerland and is a Certified European Financial Analyst (AFA) from The Norwegian Society of Financial Analysts/Norwegian School of Economics and Business Administration.

Frank Tollefsen has been with Ocean Rig since January 2004 and served as the Senior Vice President Operations of Ocean Rig AS from March 2007 to January 2011. Mr. Tollefsen was promoted Chief Operating Officer (COO) and Deputy Chief Executive Officer of Ocean Rig AS as of February 1, 2011. Mr. Tollefsen has 26 years of experience from various positions in the drilling contracting business. From 1990 Mr. Tollefsen has had leading positions in the North Sea, Nigeria, Houston, Texas, Brazil, Canada, and the Middle East region as well as India and the Mediterranean. Prior to joining Ocean Rig AS, he spent 13 years with Transocean Ltd. Prior to that, Mr. Tollefsen served six years with Dolphin Drilling. Mr. Tollefsen is a mechanical engineer.

John Rune Hellevik has served as the Senior Vice President Marketing and Contracts of Ocean Rig AS since 2007. Mr. Hellevik has 30 years experience in the offshore business, both from oil companies and contractors. From 1986 to 1995, Mr. Hellevik held various management positions within procurement and marketing in Smedvig Offshore ASA and Scana Offshore Technology. During the period from 1995 to 2006, Mr. Hellevik held management positions within procurement, marketing and contracts of Transocean ASA and Prosafe ASA. Mr. Hellevik received a degree in Business Administration from Bedriftsøkonomisk Institutt (BI), Norway.

Ronald Coull has served as the Senior Vice President Human Resources of the Ocean Rig group of companies since June 2009. He has worked in the oil and gas sector for over 20 years with extensive experience in both generalist human resources management and recruitment. Prior to joining Ocean Rig, Mr. Coull worked for Petrofac facilities management for ten years where his roles included Operations

Director of Atlantic Resourcing Ltd, which is a part of the Petrofac group of companies, where Mr. Coull was responsible for the operational and financial performance of this business. This included working with a number of external companies delivering innovative recruitment solutions to the drilling, marine and operations business. Prior to this, he was Human Resources Director & Head of Human Resources for Petrofac Facilities Management in Aberdeen, which had a global workforce of 4,500 employees, with responsibility for providing full human resource support to the business in the North Sea, and for international contracts in Europe, Middle East and Africa and Asia Pacific. Prior to that, Mr. Coull spent three years with Kvaerner Oil & Gas as Human Resources Manager providing HR support to a workforce of approximately 1,800 employees. In addition, he held Senior HR roles in the offshore oil and gas industry at Trafalger House Offshore Holdings (two years) and Vauldale Engineering (ten years).

Rolf Håkon Holmboe has served as the Vice President Quality, Health, Safety, Environment & Training of Ocean Rig AS since January 2010 and has worked in the area of health, safety, environment and quality in the oil and gas sector for 19 years. From 1991 to 1997, Mr. Holmboe worked for Det Norske Veritas before joining Statoil, where he was employed for 12 years from 1997 to 2009. Mr. Holmboe’s areas of experience include emergency preparedness, risk analyses, health, safety and environment management, operational safety and incident investigations. Mr. Holmboe is a Chemical Engineer, graduated from Heriot-Watt University, Edinburgh, in 1990.

Compensation of Directors and Senior Management

The aggregate annual compensation paid by us to the members of the senior management of our subsidiaries (six individuals) was $2.9 million for the year ended December 31, 2010, consisting of $2.7 million in salary and bonus, pension contribution of $0.2 million and other benefits. Our non-employee directors are each entitled to receive annual directors fees of $20,000, such amount to be pro-rated for any portion of a full calendar year that a non-employee director is a member of our board of directors, plus reimbursement for actual expenses incurred while acting in their capacity as director. In addition, the chairmen of the committees of our board of directors shall each receive annual fees of $10,000, such amount to be pro-rated for any portion of the full calendar year that the director is chairman of the committee, plus reimbursement for actual expenses incurred while acting in their capacity as chairman. We do not maintain a medical, dental, or retirement plan for our directors. Members of our senior management who also serve as directors will not receive additional compensation for their services as directors.

Board of Directors and Committees

Our board of directors currently consists of five directors. Effective upon the completion of the Exchange Offer, Mr. Khanna is expected to resign from our board of directors. Prokopios (Akis) Tsirigakis has been appointed to serve on our board of directors effective upon the completion of the Exchange Offer to fill the vacancy resulting from the resignation of Mr. Khanna and will serve as a Class B director for a term expiring at the 2012 annual general meeting of shareholders and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. Our board of directors has determined that each of Messrs. Gregos, Arnesen and Tsirigakis are independent under the rules of the NASDAQ Stock Market. Under the NASDAQ Stock Market rules, a director is not considered independent unless our board of directors affirmatively determines that the director has no direct or indirect material relationship with us or our affiliates that could reasonably be expected to interfere with the exercise of such director’s independent judgment. In making this determination, our board of directors broadly considers all facts and circumstances it deems relevant from the standpoint of the director and from that of persons or organizations with which the director has an affiliation.

We have established an audit committee comprised of Messrs. Gregos and Arnesen, each of whom our board of directors has determined is financially literate and meets the independence requirements of Rule 10A-3 under the Exchange Act, or Rule 10A-3. Mr. Tsirigakis is expected to serve on the audit committee effective upon the completion of the Exchange Offer. Our board of directors has determined that Mr. Tsirigakis is financially literate and independent, as defined under Rule 10A-3, and that he qualifies as an audit committee financial expert, as defined under current SEC regulations. The audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities, procedures and the adequacy of our internal accounting controls.

Effective as of the completion of the Exchange Offer, we will establish a compensation committee and a nominating and corporate governance committee, each of which will be comprised of three independent directors. The compensation committee will be responsible for determining the compensation and benefits of our executive officers. The nominating and corporate governance committee will be responsible for recommending to the board of directors nominees for membership on the board of directors, considering director nominees proposed by shareholders in accordance with our Second Amended and Restated Bylaws and advising the board of directors with regard to corporate governance practices.

Employment Agreements

Our wholly-owned subsidiary, Ocean Rig ASA, entered into an employment agreement, dated as of May 15, 2006, with Mr. Jan Rune Steinsland for his services as Chief Financial Officer, pursuant to which Mr. Steinsland receives a fixed annual salary and may receive a bonus through the management bonus plan. The agreement continues until terminated by either party on six-months’ notice. In addition, Mr. Steinsland is entitled to participation in our pension scheme. In the case of his termination, except for reasons of gross breach of contract, Mr. Steinsland is entitled to twelve months’ salary, payable in monthly installments following termination. As of December 1, 2008, Mr. Steinsland’s employment contract was amended to transfer Mr. Steinsland’s employment from Ocean Rig ASA to Ocean Rig AS pursuant to the same terms and conditions described above.

Our wholly-owned subsidiary, Ocean Rig AS, entered into an employment agreement, dated January 8, 2004, with Mr. Frank Tollefsen for his services as Senior Vice President Operations from January 19, 2004. The agreement continues until terminated by either party on three months’ notice. Pursuant to the agreement, Mr. Tollefsen receives a fixed annual salary and may receive a bonus through the management bonus plan as well as a “stay on” bonus of six-months salary paid every three years. In addition Mr. Tollefsen is entitled to participation in our pension scheme.

Ocean Rig AS entered into an employment agreement, dated September 15, 2007, with Mr. John Rune Hellevik for his services as Senior Vice President Contracts and Procurement from January 1, 2007. The agreement continues until terminated by either party on three-months’ notice. Pursuant to the agreement, Mr. Hellevik receives a fixed annual salary and may receive a bonus through the management bonus plan. In addition Mr. Hellevik is entitled to participation in our pension scheme.

Ocean Rig Ltd entered into an employment agreement, dated February 8, 2010, with Mr. Ronald Coull for his services as Senior Vice President Human Resources from June 15, 2009. The agreement continues until terminated by either party on six-months’ notice. Pursuant to the agreement, Mr. Coull receives a fixed annual salary and may receive a bonus through the management bonus plan. In addition Mr. Coull is entitled to participation in our pension scheme. In the case of his termination, Mr. Coull is entitled to six months’ notice and six months’ salary, which will increase by one month per year of service up to a maximum of 12 months’ salary.

Ocean Rig AS entered into an employment agreement, dated September 28, 2009, with Mr. Rolf Håkon Holmboe for his services as Vice President Health, Safety, Environment & Quality from January 1, 2010. The agreement continues until terminated by either party on three-months’ notice. Pursuant to the agreement, Mr. Holmboe receives a fixed annual salary and may receive a bonus through the management bonus program. In addition Mr. Holmboe is entitled to participation in our pension scheme.

RELATED PARTY TRANSACTIONS

All related party transactions will be subject to the review and approval of the independent members of our board of directors.

Related Party Agreements

Management agreements with Cardiff — Management fees to related party

From October 19, 2007 to December 21, 2010, we were party to, with respect to the Ocean Rig Corcovado and the Ocean Rig Olympia, separate management agreements with Cardiff, a party affiliated with our Chairman, President and Chief Executive Office, Mr. George Economou, pursuant to which Cardiff provided additional supervisory services in connection with said drillships including, among other things: (i) assisting in securing the required equity for the construction; (ii) negotiating, reviewing and proposing finance terms; (iii) assisting in marketing towards potential contractors; (iv) assisting in arranging, reviewing and supervising all aspects of building, equipment, financing, accounting, record keeping, compliance with laws and regulations; (v) assisting in procuring consultancy services from specialists; and (vi) assisting in finding prospective joint-venture partners and negotiating any such agreements. Pursuant to the management agreements, we paid Cardiff a management fee of $40,000 per month per drillship plus (i) a chartering commission of 1.25% on revenue earned; (ii) a commission of 1.0% on the shipyard payments or purchase price paid for drillships; (iii) a commission of 1.0% on loan financing; and (iv) a commission of 2.0% on insurance premiums. During the three-months ended March 31, 2010 and 2011, total charges from Cardiff under the management agreements amounted to $1.3 million and $5.8 million, respectively. For the years ended December 31, 2008, 2009 and 2010, total charges from Cardiff under the management agreements amounted to $0.0 million, $1.9 million and $4.0 million, respectively. This was capitalized as drillship under construction cost, being a cost directly attributable to the construction of the two drillships, the Ocean Rig Corcovado and the Ocean Rig Olympia.

In accordance with the Addenda No. 1 to the above management agreements, dated as of December 1, 2010, by and between Cardiff and our respective drillship-owning subsidiaries, the management agreements were terminated effective December 21, 2010; however all obligations to pay for services rendered by Cardiff prior to termination remain in effect. As of December 31, 2010, these obligations totaled $5.8 million.

Acquisition of Ocean Rig ASA

Our wholly-owned subsidiary, Primelead Limited, a corporation organized under the laws of the Republic of Cyprus, was formed on November 16, 2007 for the purpose of acquiring shares of Ocean Rig ASA. On December 20, 2007, Primelead Limited acquired 51,778,647 shares, or approximately 30.4% of the outstanding capital stock of Ocean Rig ASA following its nomination as a buyer from Cardiff, for which Cardiff received a commission of $4.1 million on February 1, 2008. We were formed under the laws of the Republic of the Marshall Islands on December 10, 2007 under the name Primelead Shareholders Inc. We acquired all of the outstanding shares of Primelead Limited in December 2007 in a transaction under common control, which was accounted for as a pooling of interests. In April 2008, 7,546,668 shares, representing 4.4% of the share capital of Ocean Rig ASA, were purchased from companies controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, for consideration of $66.8 million, which is the U.S. Dollar equivalent of NOK45 per share and was the price offered to all shareholders in the mandatory offering. After acquiring more than 33% of Ocean Rig ASA’s outstanding shares on April 22, 2008, we launched a mandatory bid for the remaining shares of Ocean Rig ASA at a price of NOK45 per share, or $8.89 per share, as required by Norwegian law. We gained control over Ocean Rig ASA on May 14, 2008. The results of operations related to the acquisition are included in the consolidated financial statements as of May 15, 2008. We held 100% of the shares of Ocean Rig ASA, or 163.6 million shares, as of July 10, 2008. A commission of $9.9 million was paid to Cardiff on December 5, 2008 for services rendered in relation to our acquisition of the remaining shares in Ocean Rig ASA.

Acquisition of the owning companies for the Ocean Rig Corcovado and the Ocean Rig Olympia

On October 3, 2008, we entered into a share purchase agreement to acquire the equity interests of the companies owning the Ocean Rig Corcovado and the Ocean Rig Olympia, which were controlled by clients of Cardiff, including certain entities affiliated with Mr. Economou. As part of this transaction, we assumed the liabilities for two $115.0 million loan facilities which, in addition to the customary security and guarantees issued to the borrower, were collateralized by certain vessels owned by certain parties affiliated with Mr. Economou, corporate guarantees of certain entities affiliated with Mr. Economou and a personal guarantee from Mr. Economou. We repaid one of the $115.0 million loan facilities in December 2010 in connection with the delivery of the Ocean Rig Corcovado.

On May 15, 2009, the acquisition described above closed. As consideration for this acquisition, we issued to the sellers the number of common shares equal to 25% of its total issued and outstanding common shares as of May 15, 2009.

On July 15, 2009, DryShips acquired the remaining 25% of our total issued and outstanding capital stock from the minority interests held by certain unrelated entities and certain parties related to Mr. George Economou. The consideration paid for the 25% interest consisted of a one-time $50.0 million cash payment and the issuance of DryShips Series A Convertible Preferred Stock with an aggregate face value of $280.0 million. Following such acquisition, we became a wholly-owned subsidiary of DryShips until December 2010 when we offered and sold an aggregate of 28,571,428 of our common shares in the private offering.

Purchase of drillship options from DryShips

On November 22, 2010, DryShips, our parent company, entered into a contract with Samsung that granted DryShips options for the construction of up to four additional ultra-deepwater drillships, which would be “sister-ships” to the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos with certain upgrades to vessel design and specifications. The option agreement required DryShips to pay a non-refundable slot reservation fee of $24.8 million per drillship. The option agreement was novated by DryShips to us on December 30, 2010, at a cost of $99.0 million, which we paid from the net proceeds of a private offering of our common shares that we completed in December 2010. In addition, we paid additional deposits totaling $20.0 million to Samsung in the first quarter of 2011 to maintain favorable costs and yard slot timing under the option contract.

On May 16, 2011, we entered into an addendum to the option contract with Samsung, pursuant to which Samsung granted us the option for the construction of up to two additional ultra-deepwater drillships, which would be “sister-ships” to our drillships and our seventh generation hulls, with certain upgrades to vessel design and specifications. We did not make slot reservation payments in connection with our entry into this addendum.

As of the date of this prospectus, we have exercised three of the six options and, as a result, have entered into shipbuilding contracts for our seventh generation hulls with deliveries scheduled in July 2013, September 2013 and November 2013, respectively. We made payments of $632.4 million to the shipyard in the second quarter of 2011 in connection with our exercise of the two newbuilding drillship options. The estimated total project cost per drillship is $638.0 million, which consists of $570.0 million of construction costs, costs of approximately $38.0 million for upgrades to the existing drillship specifications and construction-related expenses of $30.0 million. These upgrades include a 7 ram BOP, a dual mud system and, with the purchase of additional equipment, the capability to drill up to 12,000 feet water depth.

We may exercise the three remaining newbuilding drillship options at any time on or prior to January 31, 2012, with vessel deliveries ranging from the first to the third quarter of 2014, depending on when the options are exercised. We estimate the total project cost, excluding financing costs, for the remaining three optional drillships to be $638.0 million per drillship, based on the construction and construction-related expenses for our seventh generation hulls described above.

As part of the novation of the contract described above, the benefit of the slot reservation fees passed to us. The amount of the slot reservation fees for the seventh generation hulls has been applied towards the drillship contract prices and the amount of the slot reservation fees applicable to one of the remaining three newbuilding drillship options will be applied towards the drillship contract price if the option is exercised.

Legal Services

Mr. Savvas D. Georghiades, a member of our board of directors, provides legal services to us and to our predecessor, Primelead Limited, through his law firm, Savvas D. Georghiades, Law Office. In the three-months ended March 31, 2011 and 2010, we paid a fee of €0 and €38,085, respectively, for the legal services provided by Mr. Georghiades. For the years ended December 31, 2010, 2009 and 2008, we paid a fee of €94,235, €0 and €0, respectively, for the legal services provided by Mr. Georghiades.

Loan and Guarantees

During March and April 2011, we borrowed an aggregate of $175.5 million from DryShips through shareholder loans for capital expenditures and general corporate purposes. On April 20, 2011, these intercompany loans were repaid. As of the date of this prospectus, no balance exists between us and DryShips.

$230.0 million credit facility

On January 23, 2010, DryShips, our parent company, entered into a guarantee and indemnity in connection with our $230.0 million credit facility. Under the DryShips guarantee, DryShips is required to meet financial covenants requiring DryShips to maintain a minimum (i) market adjusted equity ratio; (ii) interest coverage ratio; and (iii) market value adjusted net worth. We repaid this facility in March 2011.

$562.5 million loan agreements, amended to $495.0 million (the Deutsche Bank credit facilities)

On July 18, 2010, DryShips, our parent company, entered into guarantees in connection with our Deutsche Bank credit facilities. The guarantees by DryShips cover the initial equity contribution and each other equity contribution, the equity collateral, amounts to be paid into the debt service reserve account and each payment of the loan balance. In addition, the guarantees by DryShips contain certain financial covenants measured on the DryShips financial accounts requiring the maintenance of (i) minimum market adjusted equity ratio; (ii) minimum interest coverage ratio; (iii) minimum market value adjusted net worth of DryShips and its subsidiaries; and (iv) minimum amount of free cash and cash equivalents.

On April 27, 2011, we entered into an amendment agreement with all lenders to restructure the Deutsche Bank credit facilities. Under the terms of the amendment agreement, in addition to the guarantee provided by DryShips discussed above, we provided an unlimited recourse guarantee that includes certain financial covenants requiring us to maintain (i) a minimum equity ratio; (ii) a minimum amount of working capital; (iii) a maximum leverage ratio; (iv) a minimum interest coverage ratio; and (v) a minimum amount of free cash.

$800.0 million senior secured term loan agreement

Our $800.0 million senior secured term loan agreement is guaranteed by us and by DryShips. Under the loan agreement, we are subject to certain covenants requiring among other things, the maintenance of (i) a minimum amount of free cash; (ii) a leverage ratio not to exceed specified levels; (iii) a minimum interest coverage ratio; (iv) a minimum current ratio; and (v) a minimum equity ratio. In addition, under the loan agreement, DryShips must maintain (i) minimum liquidity; (ii) a minimum interest coverage ratio; (iii) a minimum market adjusted equity ratio; and (iv) a minimum market value adjusted net worth.

$325.0 million short-term loan facility

Our $325.0 million short-term loan facility was guaranteed by DryShips. Under the loan agreement, DryShips was required to meet certain financial covenants measured on the DryShips financial accounts requiring the maintenance of (i) minimum market adjusted equity ratio; (ii) minimum market value adjusted net worth of DryShips and its subsidiaries; and (iii) minimum amount of free cash and cash equivalents. We repaid this facility in April 2011.

Global Services Agreement

On December 1, 2010, DryShips, our parent company, entered into a Global Services Agreement with Cardiff, a company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, effective December 21, 2010, pursuant to which DryShips has engaged Cardiff to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by us. Under the Global Services Agreement, Cardiff, or its subcontractor, will (i) provide consulting services related to identifying, sourcing, negotiating and arranging new employment for offshore assets of DryShips and its subsidiaries, including our drilling units; and (ii) identify, source, negotiate and arrange the sale or purchase of the offshore assets of DryShips and its subsidiaries, including our drilling units. In consideration of such services, DryShips will pay Cardiff a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. We do not pay or reimburse DryShips or its affiliates for services provided in accordance with the Global Services Agreement. We will, however, record expenses incurred under the Global Services Agreement in our income statement and as a shareholder’s contribution (additional paid-in capital) to capital when they are incurred.

The Global Services Agreement does not apply to the agreement with Petrobras Oil & Gas regarding the early termination of the Petrobras contract for the Leiv Eiriksson and the employment of the Ocean Rig Poseidon and the contracts with Cairn and Borders & Southern for the Leiv Eiriksson. Except as otherwise described, the Global Services Agreement applies to all contracts entered into after December 21, 2010 as well as the contract with Cairn for the Ocean Rig Corcovado and the contract with Vanco for the Ocean Rig Olympia.

Consultancy Agreement

As of September 1, 2010, DryShips, our parent company, entered into an agreement with Vivid Finance, a company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, whereby Vivid Finance has been engaged by DryShips to act as a consultant on financing matters for DryShips and its affiliates, subsidiaries or holding companies, including us, as directed by DryShips. Under this agreement, Vivid Finance provides consulting services relating to (i) the identification, sourcing, negotiation and arrangement of new loan and credit facilities, interest swap agreements, foreign currency contracts and forward exchange contracts; (ii) the raising of equity or debt in the public capital markets; and (iii) the renegotiation of existing loan facilities and other debt instruments. In consideration for these services, Vivid Finance is entitled to a fee of twenty basis points, or 0.20%, on the total transaction amount. We do not pay or reimburse DryShips or its affiliates for services provided in accordance with this agreement. We will, however, record expenses incurred under this agreement in our income statement and as a shareholder’s contribution (additional paid-in capital) to capital when they are incurred. During 2011 to the date of this prospectus, we expect to record expenses of a total of approximately $3.6 million in fees from Vivid Finance with respect our financing arrangements, including our issuance of $500.0 million of our 9.5% senior unsecured notes, the entry into our $800.0 senior secured term loan agreement and the restructuring of our Deutsche Bank credit facilities.

Employment Agreements

See “Management — Employment Agreements.”

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial owners of more than five percent of our common shares and of our officers and directors as a group as of the date of this prospectus. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each common share held.

Beneficial ownership is determined in accordance with the SEC’s rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this prospectus, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

		Percentage
	Shares	of class
	beneficially	beneficially
Identity of Person or Group	owned	owned

DryShips Inc.	103,125,500	78.3%
George Economou(1)	2,869,428	2.38%
Other directors and principal officers as a group	34,400	*

*	Less than 1% of our issued and outstanding common shares.

(1)	George Economou, our Chairman, President and Chief Executive Officer may be deemed to beneficially own these shares through Sphinx Investment Corp., a Marshall Islands corporation controlled by Mr. Economou.

THE EXCHANGE OFFER

This section describes the material terms of the Exchange Offer.

Purpose and Effect of this Exchange Offer

General

We sold the Original Shares in an offering that was made to professional investors and eligible counterparties in Norway, to non-United States persons in reliance on Regulation S under the Securities Act and in a concurrent private placement only to qualified institutional buyers pursuant to Rule 144A under the Securities Act, which we refer to as the private offering. All of the Original Shares are registered in the name of Nordea, as custodian, and all beneficial ownership positions in the Original Shares are held through the Norwegian VPS system.

Representations upon Tender of Original Shares

To participate in the Exchange Offer, you must execute or agree to be bound by the letter of transmittal, through which you will represent to us, among other things, that:

•	any Exchange Shares received by you will be, and the Original Shares you are tendering in anticipation of receiving the Exchange Shares were, acquired in the ordinary course of business;

•	you do not have any arrangement or understanding with any person to participate in, are not engaged in, and do not intend to engage in, the distribution (within the meaning of the Securities Act) of the Exchange Shares in violation of the provisions of the Securities Act;

•	you are not an “affiliate” of ours, as defined in Rule 405 of the Securities Act;

•	you are not acting on behalf of any person who could not truthfully make the foregoing representations; and

•	if you are a broker-dealer, (i) you will receive Exchange Shares for your own account in exchange for Original Shares that were acquired as a result of market-making activities or other trading activities and (ii) you will deliver a prospectus (or, to the extent permitted by law, make available a prospectus to purchasers) meeting the requirements of the Securities Act in connection with any resale of those Exchange Shares to the extent required by applicable law or regulation or SEC pronouncement.

Resale of the Exchange Shares

Based on existing interpretations of the SEC staff with respect to similar transactions that did not involve the issuer of securities or its affiliates, we believe that the Exchange Shares issued pursuant to the Exchange Offer in exchange for Original Shares may be offered for resale, resold and otherwise transferred by holders thereof without compliance with the registration and prospectus delivery provisions of the Securities Act if:

•	such Exchange Shares are acquired in the ordinary course of the holder’s business;

•	such holder is not engaged in, has no arrangement with any person to participate in, and does not intend to engage in, any public distribution of the Exchange Shares;

•	such holder is not our “affiliate,” as defined in Rule 405 of the Securities Act; and

•	if such holder is a broker-dealer that receives Exchange Shares for its own account in exchange for Original Shares that were acquired as a result of market-making activities, that it will deliver a prospectus, as required by law, in any resale of such Exchange Shares.

Any holder who tenders in this Exchange Offer with the intention of participating in any manner in a distribution of the Exchange Shares:

•	cannot rely on the position of the staff of the SEC set forth in “Exxon Capital Holdings Corporation” or similar interpretive letters issued to third parties with respect to similar transactions that did not involve the issuer of securities or its affiliates; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

This prospectus, as it may be amended or supplemented from time to time, may be used for an offer to resell or other transfer of Exchange Shares only as specified in this prospectus. Only broker-dealers that acquired the Original Shares as a result of market-making activities or other trading activities may participate in this Exchange Offer. Each participating broker-dealer who receives Exchange Shares for its own account in exchange for Original Shares that were acquired by such broker-dealer as a result of market-making or other trading activities will be required to acknowledge that it will deliver a prospectus (or, to the extent permitted by law, make available a prospectus to purchasers) in connection with any resale by it of Exchange Shares to the extent required by applicable law or regulation or SEC pronouncement. The letter of transmittal that accompanies this prospectus states that by acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

This Exchange Offer is not being made to, nor will we accept tenders for exchange from, holders of Original Shares in any jurisdiction in which the Exchange Offer or the acceptance of it would not be in compliance with the securities or blue sky laws of such jurisdiction.

Consequences of Failure to Exchange

Following the completion of the Exchange Offer, holders of Original Shares that are not tendered or that are tendered but not accepted by us may resell Original Shares only if an exemption from registration under the Securities Act and applicable state securities laws is available or, outside of the United States, to non-U.S. persons in accordance with the requirements of Regulation S under the Securities Act.

Based on interpretations of the SEC staff that did not involve the issuer of securities or its affiliates, Exchange Shares issued pursuant to this Exchange Offer may be offered for resale, resold or otherwise transferred by their holders (other than any such holder that is our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the Exchange Shares in the ordinary course of business and the holders are not engaged in, have no arrangement with any person to participate in, and do not intend to engage in, any public distribution of the Exchange Shares to be acquired in this Exchange Offer. Any holder who tenders in this Exchange Offer and is engaged in, has an arrangement with any person to participate in, or intends to engage in, any public distribution of the Exchange Shares (i) may not rely on the applicable interpretations of the SEC and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange any and all Original Shares validly tendered and not properly withdrawn prior to 5:00 p.m., New York City time (11:00 p.m. Oslo time), on the Expiration Date. The Exchange Offer will remain open for at least 20 full business days (as required by Exchange Act Rule 14e-1(a)) and will expire at 5:00 p.m., New York City time (11:00 p.m. Oslo time), on          , 2011, or such later date and time to which we extend it. Holders may tender some or all of their Original Shares pursuant to the Exchange Offer. The date of acceptance for exchange of the Original Shares, and completion of the Exchange Offer, will be the exchange date, which will be one to two business days following the Expiration Date (unless such period is extended as described in this prospectus). The Exchange Shares issued in connection with this Exchange Offer will be delivered promptly following the exchange date.

The form of the Exchange Shares will be substantially the same as the form of the Original Shares except that the Exchange Shares have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof.

As of the date of this prospectus, we have 131,696,928 shares of common stock outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of Original Shares other than our affiliates.

We intend to conduct this Exchange Offer in accordance the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC. Original Shares that are not tendered for exchange in this Exchange Offer will remain outstanding. We shall be deemed to have accepted validly tendered Original Shares when, as and if we have given oral or written notice thereof to the Exchange Agent.

Holders who tender Original Shares in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the section below entitled “Transfer Taxes,” transfer taxes with respect to the exchange of Original Shares pursuant to the Exchange Offer. We will pay all charges and expenses, other than certain applicable taxes in certain circumstances, in connection with the Exchange Offer. See “— Fees and Expenses.”

If any tendered Original Shares are not accepted for exchange because of an invalid tender, the occurrence of certain other events described in this prospectus or otherwise, we will return the Original Shares, without expense, to the tendering holder promptly after the Expiration Date.

Expiration Date; Extensions; Amendments; Termination

The term “expiration date” means 5:00 p.m., New York City time (11:00 p.m. Oslo time), on , 2011, unless we, in our sole discretion, extend the Exchange Offer, in which case the term “Expiration Date” means the latest date and time to which we extend the Exchange Offer. To extend the Expiration Date, we will notify the Norwegian Exchange Agent of any extension by written notice. We will notify holders of the Original Shares of any extension by press release or other public announcement. If the exchange offer is extended, the maximum period for which the exchange offer will remain in effect will be 90 days from the date the registration statement, of which this prospectus is a part, is declared effective by the Commission, unless otherwise required by applicable law or regulation.

We reserve the right to amend the terms of the Exchange Offer in any manner. In the event of any material change in the Exchange Offer, including the waiver of any material condition of the Exchange Offer, we will extend the offer period for at least five business days following notice of the material change. In addition, if we determine that any of the events set forth under “— Conditions of the Exchange Offer” has occurred, we also reserve the right, in our sole discretion, to:

•	delay acceptance of any Original Shares as may be permitted under SEC rules;

•	extend the Exchange Offer and retain all Original Shares tendered before the expiration date of the Exchange Offer, subject to the rights of the holders of tendered Original Shares to withdraw their tendered Original Shares;

•	terminate the Exchange Offer and refuse to accept any Original Shares;

•	waive the termination event with respect to the Exchange Offer and accept all properly tendered Original Shares that have not been withdrawn; or

•	following the Expiration Date, exchange the Exchange Shares for Original Shares.

If we do so, we will give written notice of this delay in acceptance, extension, termination, waiver or exchange to the Norwegian Exchange Agent. If the amendment constitutes a material change to the Exchange Offer, we will promptly disclose such amendment by giving written notice to the holders of Original Shares, by press release or other public announcement. Any Original Shares that have been tendered for exchange but that are not exchanged for any reason will be returned to you without cost promptly after withdrawal, rejection of tender or termination of the Exchange Offer.

Procedures for Tendering

We have appointed Nordea Bank Norge ASA as our Norwegian Exchange Agent in connection with the Exchange Offer for purposes of obtaining the required documents from our shareholders to tender Original Shares in the Exchange Offer. American Stock Transfer & Trust Company, LLC, the Company’s transfer agent, will act as our agent in connection with the Exchange Offer for purposes of exchanging Exchange Shares for Original Shares. To participate in the Exchange Offer, you must properly tender your Original Shares to the Norwegian Exchange Agent as described below. We will only issue Exchange Shares in exchange for Original Shares that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the letter of transmittal, and you should follow carefully the instructions on how to tender your Original Shares. It is your responsibility to properly tender your Original Shares. We have the right to waive any defects in your tender. However, we are not required to waive any defects, and we and the Norwegian Exchange Agent are not required to notify you of defects in your tender.

If you have any questions or need help in exchanging your Original Shares, please contact the Norwegian Exchange Agent at the address or telephone number described below.

To tender your Original Shares in the Exchange Offer, you must, on or before the Expiration Date:

•	instruct the Norwegian Exchange Agent to tender your Original Shares on your behalf by completing the letter of transmittal accompanying this prospectus; and

•	deliver a duly completed letter of transmittal to the Norwegian Exchange Agent at its address specified in the letter of transmittal.

Neither we nor the Norwegian Exchange Agent will be responsible for the communication of tenders by holders to the accountholders in VPS through which they hold Original Shares or by such accountholders to the Norwegian Exchange Agent.

Holders will not be responsible for the payment of any fees or commissions to the Norwegian Exchange Agent for the tender of the Original Shares.

In no event should a holder submitting a tender for exchange send a letter of transmittal to any agent of ours other than the Norwegian Exchange Agent.

Holders may contact the Norwegian Exchange Agent for assistance in filling out and delivering letters of transmittal and for additional copies of the Exchange Offer materials.

To be tendered effectively, a letter of transmittal and other required documents must be received by the Norwegian Exchange Agent at its address set forth under “— Exchange Agent” below prior to the Expiration Date.

If you do not withdraw your tender before the Expiration Date, your tender will constitute an agreement between you and us in accordance with the terms and conditions in this prospectus and in the letter of transmittal.

The method of delivery of the letter of transmittal and all other required documents to be delivered to the Norwegian Exchange Agent is at your election and risk. Instead of delivery by mail, it is recommended that you use an overnight or hand delivery service. In all cases, you should allow sufficient time to ensure delivery to the Norwegian Exchange Agent before the Expiration Date. No letter of transmittal should be sent to us. You may request your brokers, dealers, commercial banks, trust companies or nominees to effect these transactions on your behalf.

Procedure if the Original Shares Are Not Registered in Your Name

If your Original Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your Original Shares, then you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on behalf of a registered owner, you must, prior to completing and executing a letter of transmittal, either make appropriate arrangements to register ownership of the Original Shares in your name or obtain a properly completed power of attorney or other proper endorsement from the registered holder. We strongly urge you to act immediately since the transfer of registered ownership may take considerable time.

Signature Requirements

If a letter of transmittal or any notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Evidence satisfactory to us of their authority to so act must be submitted with such letter of transmittal unless.

Withdrawal Rights

You may withdraw your tender of Original Shares at any time prior to the Expiration Date.

For a withdrawal of tendered Original Shares to be effective, a written notice of withdrawal must be received by the Norwegian Exchange Agent, at its address set forth in the section of this prospectus entitled “— Norwegian Exchange Agent,” prior to the Expiration Date.

Any such notice of withdrawal must:

•	specify the name of the person who tendered the Original Shares to be withdrawn;

•	identify the Original Shares to be withdrawn; and

•	be signed by the holder of such Original Shares in the same manner as the original signature on the letter of transmittal by which such Original Shares were tendered, or be accompanied by (i) documents of transfer sufficient to have our transfer agent register the transfer of the Original Shares into the name of the person withdrawing such Original Shares, and (ii) a properly completed irrevocable proxy authorizing such person to effect such withdrawal on behalf of such holder.

All questions as to the validity, form and eligibility, including time of receipt, of such notices will be determined by us, and our determination shall be final and binding on all parties. Any Original Shares withdrawn will be considered not to have been validly tendered for exchange for the purposes of the Exchange Offer. Any Original Shares that have been tendered for exchange but that are not exchanged for any reason will be returned to you without cost promptly after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Original Shares may be re-tendered by following one of the procedures described above in “— Procedures for Tendering” at any time on or prior to the Expiration Date.

Transfer Taxes

If you tender Original Shares for exchange, you will not be obligated to pay any transfer taxes unless you instruct us to register your Exchange Shares in a different name or if a transfer tax is imposed for a reason other than the exchange of Original Shares pursuant to this Exchange Offer. If you request that your Original Shares not tendered or not accepted in the Exchange Offer be returned to a different person, you will be responsible for the payment of any applicable transfer tax.

Conditions of the Exchange Offer

Notwithstanding any other provisions of the Exchange Offer, we will not be required to accept for exchange, or to issue Exchange Shares in exchange for, any Original Shares and may terminate or amend the Exchange Offer, if at any time before the Expiration Date, that acceptance or issuance would violate applicable law or any interpretation of the staff of the SEC.

That condition is for our sole benefit and may be asserted by us regardless of the circumstances giving rise to that condition. Our failure at any time to exercise the foregoing rights shall not be considered a waiver by us of that right. Our rights described in the prior paragraph are ongoing rights, which we may assert at any time and from time to time.

In addition, we will not accept for exchange any Original Shares tendered, and no Exchange Shares will be issued in exchange for any Original Shares, if at any time before the Expiration Date any stop order shall be threatened or in effect with respect to the registration statement on Form F-4 to which this prospectus relates. In any of those events we are required to use every reasonable effort to obtain the withdrawal of any stop order as promptly as practicable.

Exchange Agent

We have appointed Nordea Bank Norge ASA as our Norwegian Exchange Agent in connection with the Exchange Offer for purposes of obtaining the required documents from our shareholders to tender Original Shares in the Exchange Offer. American Stock Transfer & Trust Company, LLC, the Company’s transfer agent, will act as our agent in connection with the Exchange Offer for purposes of exchanging Exchange Shares for Original Shares. All executed letters of transmittal should be directed to the Norwegian Exchange Agent at its address provided below.

Nordea Bank Norge ASA
Securities Services — Issuer Services
Essendropsgate 7, P.O. Box 1166 Sentrum
N-0107 Oslo, Norway
Fax: (+47) 22 48 63 49
Tel: (+47) 22 48 62 62
E-mail: issuerservices@nordea.com

Fees and Expenses

We will bear the expenses of soliciting tenders in the Exchange Offer. The principal solicitation for tenders in the Exchange Offer is being made by mail. Additional solicitations may be made by our officers and regular employees in person, by facsimile or by telephone.

We have not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or other persons soliciting acceptances of the Exchange Offer. We will, however, pay the Norwegian Exchange Agent reasonable and customary fees for their services and reimburse them for their reasonable and documented out-of-pocket expenses in connection with these services. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable and documented out-of-pocket expenses they incur in forwarding copies of the prospectus, letters of transmittal and related documents to the beneficial owners of the Original Shares and in handling or forwarding tenders for exchange.

We will pay the expenses to be incurred in connection with the Exchange Offer, including fees and expenses of the Exchange Agent, printing, accounting and legal fees.

Other

Participation in this Exchange Offer is voluntary, and you should carefully consider whether to participate. You are urged to consult your financial and tax advisors in making your own decision as to what action to take.

DESCRIPTION OF EXCHANGE SHARES

Exchange Shares are identical to Original Shares except that Exchange Shares are registered under the Securities Act and, therefore, will not bear legends restricting their transfer.

We have entered into an Amended and Restated Stockholders Rights Agreement with American Stock Transfer & Trust Company, LLC, as Rights Agent. Under this agreement, we declared a dividend payable to shareholders of record on May 23, 2011 of one preferred share purchase right, or right, to purchase one one-thousandth of a share of Series A Participating Preferred Stock for each outstanding share of our common stock, par value $0.01 per share. The right will separate from the common stock and become exercisable after (1) a person or group, other than DryShips, acquires ownership of 15% or more of our common stock or (2) the 10th business day (or such later date as determined by our board of directors) after a person or group, other than DryShips, announces a tender or exchange offer which would result in that person or group holding 15% or more of the company’s common stock. On the distribution date, each holder of a right will be entitled to purchase for $100.00 (the “Exercise Price”) a fraction (1/1000th) of one share of the company’s preferred stock which has similar economic terms as one share of common stock. See “Description of Capital Stock — Amended and Restated Stockholders Rights Agreement.”

DIVIDEND POLICY

Our long-term objective is to pay a regular dividend in support of our main objective to maximize shareholder returns. However, we have not paid any dividends in the past and we are currently focused on the development of capital intensive projects in line with our growth strategy and this focus will limit any dividend payment in the medium term. Furthermore, since we are a holding company with no material assets other than the shares of our subsidiaries through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries distributing their earnings and cash flow to us. Some of our other loan agreements limit or prohibit our subsidiaries’ ability to make distributions without the consent of our lenders.

Any future dividends declared will be at the discretion of our board of directors and will depend upon our financial condition, earnings and other factors, including the financial covenants contained in our loan agreements and our 9.5% senior unsecured notes due 2016. Our ability to pay dividends is also subject to Marshall Islands law, which generally prohibits the payment of dividends other than from operating surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend. In addition, under our $800.0 million senior secured term loan agreement, which matures in 2016, we are prohibited from paying dividends without the consent of our lenders.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of the second amended and restated articles of incorporation and second amended and restated bylaws, which are filed as exhibits to the registration statement on Form F-4, of which this prospectus forms a part.

Purpose

Our purpose, as stated in our second amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands, or the BCA. Our second amended and restated articles of incorporation and second amended and restated bylaws do not impose any limitations on the ownership rights of our shareholders.

Authorized Capitalization

Under our second amended and restated articles of incorporation, our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.01 per share, and 500,000,000 shares of preferred stock, par value $0.01 per share.

As of July 29, 2011, 131,696,928 common shares were issued and outstanding. All of our shares of common stock are in registered form.

Share History

On December 24, 2007, we issued 500 shares of our capital stock, par value $20.00 per share, to DryShips, constituting all of the shares of our authorized capital stock.

On May 15, 2009, we closed a transaction to acquire the equity interests of the newbuilding vessel-owning companies of the Ocean Rig Corcovado and Ocean Rig Olympia, which were owned by clients of Cardiff, including certain entities affiliated with Mr. Economou. As consideration for the acquisition of the newbuilding vessel-owning companies of the Ocean Rig Corcovado and Ocean Rig Olympia, we issued to the sellers, including entities related to Mr. Economou, a number of shares equal to 25% of our issued and outstanding capital stock as of May 15, 2009.

On July 15, 2009, DryShips acquired the remaining 25% of our issued and outstanding capital stock from the minority interests held by certain unrelated entities and certain parties related to Mr. George Economou. Following such acquisition, we became a wholly-owned subsidiary of DryShips.

On December 7, 2010, following the approval by our board of directors and sole shareholder, we amended and restated our articles of incorporation, among other things, to increase our authorized share capital to 250,000,000 common shares and to change the par value to $0.01 per share.

On December 21, 2010, we completed the sale of an aggregate of 28,571,428 shares of our common stock in a offering made to non-United States persons in Norway in reliance on Regulation S under the Securities Act and to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act, which included the sale of 1,871,428 common shares pursuant to the managers’ exercise of their option to purchase additional shares. Concurrently with such offering, we paid a stock dividend to DryShips of 103,125,500 common shares. Following this transaction, DryShips owns approximately 78% of our outstanding common shares.

On May 3, 2011, following the approval by our board of directors and shareholders, we amended and restated our amended and restated articles of incorporation, among other things, to increase our authorized share capital to 1,000,000,000 shares of common stock and 500,000,000 shares of preferred stock, each with a par value of $0.01 per share.

Description of Common Stock

Under our second amended and restated articles of incorporation and second amended and restated bylaws, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of our common shares will be entitled to receive ratably all dividends, if any, declared by the board of directors out of funds legally available for dividends. Holders of our common shares will not have conversion, redemption or pre-emptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of our common shares will be subject to the rights of the holders of any shares of preferred stock, which we may issue in the future.

Description of Preferred Stock

Under our second amended and restated articles of incorporation, we are authorized to issue up to 500,000,000 shares of preferred stock, par value $0.01 per share. Our second amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting rights, if any, of the holders of the series.

We have designated 8,000,000 shares of our preferred stock as Series A Participating Preferred Stock in connection with the adoption of our Amended and Restated Stockholders Rights Agreement described under “— Amended and Restated Stockholders Rights Agreement.”

Directors

Our directors are elected by a plurality of the votes cast by shareholders entitled to vote in an election. There is no provision for cumulative voting. Our second amended and restated articles of incorporation provide that our board of must consist of at least one member, with the exact number to be fixed by a vote of at least two-thirds of the entire board of directors. Directors will be elected annually on a staggered basis, whereby each director will be divided into one of three classes, Class A, Class B and Class C, which shall be as nearly equal in number as possible. Each director shall serve for a three-year term and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Our board of directors have the authority to fix the amounts which shall be payable to the members of our board of directors for attendance at any meeting or for services rendered to us.

Shareholder Meetings

Under our second amended and restated bylaws, annual shareholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Republic of The Marshall Islands. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting. One or more shareholders representing at least one-third of the total voting rights of the total issued and outstanding shares present in person or by proxy at a shareholder meeting shall constitute a quorum for the purposes of the meeting.

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation and the sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our amended and restated articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of The Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

Shareholders’ Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties. Our second amended and restated articles of incorporation provide that no director shall be personally liable to us or any of our shareholders for breach of fiduciary duty as a director except to the extent such exemption from liability or limitation thereof is not permitted under the BCA as the same may exist or be amended.

Our second amended and restated bylaws will include a provision that entitles any of our directors or officers to be indemnified by us upon the same terms, under the same conditions and to the same extent as authorized by the BCA if he acted in good faith and in a manner reasonably believed to be in and not opposed to our best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Our second amended and restated bylaws also authorize us to carry directors’ and officers’ insurance as a protection against any liability asserted against our directors and officers acting in their capacity as directors and officers regardless of whether we would have the power to indemnify such director or officer against such liability by law or under the provisions of our second amended and restated bylaws. We believe that these indemnification provisions and insurance will be useful to attract and retain qualified directors and executive officers.

The indemnification provisions included in our second amended and restated bylaws may discourage shareholders from bringing a lawsuit against our directors for breach of fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-takeover Effect of Certain Provisions of our Articles of Incorporation and Bylaws

Several provisions of the second amended and restated articles of incorporation and second amended and restated bylaws may have anti-takeover effects. These provisions will be intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of us by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock

Under the terms of our second amended and restated articles of incorporation, our board of directors will have the authority, without any further vote or action by our shareholders, to issue up to 500,000,000 shares of blank check preferred stock. Our board of directors will be entitled to issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of us or the removal of our management.

Classified Board of Directors

Our second amended and restated articles of incorporation provide that our board of directors serve staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. The classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.

Election and removal of directors

Our second amended and restated articles of incorporation prohibit cumulative voting in the election of directors and will require shareholders to give advance written notice of nominations for the election of directors. Our second amended and restated articles of incorporation will also provide that our directors may be removed only for cause upon the affirmative vote of not less than two-thirds of the outstanding shares of the capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Shareholders

Under the BCA, our amended and restated articles of incorporation and our bylaws, any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our amended and restated articles of incorporation and bylaws provide that, unless otherwise prescribed by law, only a majority of our board of directors, the Chairman of our board of directors or our executive officers who are also directors may call special meetings of our shareholders, and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our second amended and restated bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 150 days nor more than 180 days prior to the one year anniversary of the preceding year’s annual meeting of shareholders. Our second amended and restated bylaws will also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Amended and Restated Stockholders Rights Agreement

We have entered into an Amended and Restated Stockholders Rights Agreement with American Stock Transfer & Trust Company, LLC, as Rights Agent. Under this Agreement, we declared a dividend payable to shareholders of record on May 23, 2011 of one preferred share purchase right, or right, to purchase one one-thousandth of a share of Series A Participating Preferred Stock for each outstanding share of our common stock, par value $0.01 per share. The right will separate from the common stock and become exercisable after (1) a person or group, other than DryShips, acquires ownership of 15% or more of our common stock or (2) the 10th business day (or such later date as determined by our board of directors) after a person or group, other than DryShips, announces a tender or exchange offer which would result in that person or group holding 15% or more of the company’s common stock. On the distribution date, each holder of a right will be entitled to purchase for $100.00 (the “Exercise Price”) a fraction (1/1000th) of one share of the company’s preferred stock which has similar economic terms as one share of common stock.

If an acquiring person, or an Acquiring Person, acquires more than 15% of our common stock then each holder of a right (except that Acquiring Person) will be entitled to buy at the exercise price, a number of shares of our common stock which has a market value of twice the exercise price. Any time after the date an Acquiring Person obtains more than 15% of our common stock and before that Acquiring Person acquires more than 50% of our outstanding common stock, we will be able to exchange each right owned by all other rights holders, in whole or in part, for one share of our common stock. The rights will expire on the earliest of (1) May 20, 2021 or (2) the exchange or redemption of the rights as described above. We are able to redeem the rights at any time prior to a public announcement that a person has acquired ownership of 15% or more of our common stock. We will be able to amend the terms of the rights and the Shareholders Rights Agreement without the consent of the rights holders at any time on or prior to the Distribution Date. After the Distribution Date, the terms of the rights and the Amended and Restated Stockholders Rights Agreement may be amended to make changes, which do not adversely affect the rights of the rights holders (other than the Acquiring Person). The rights do not have any voting rights. The rights have the benefit of certain customary anti-dilution protections.

Transfer Agent

The U.S. transfer agent for our common stock is American Stock Transfer & Trust Company, LLC. The registrar and transfer agent for our common stock held through the Norwegian VPS is Nordea Bank Norge ASA.

REPUBLIC OF THE MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs are governed by our second amended and restated articles of incorporation and second amended and restated bylaws, and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Republic of The Marshall Islands and we can not predict whether Marshall Islands courts would reach the same conclusions as courts in the United States. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders’ rights.

Marshall Islands	Delaware

Shareholder Meetings
Held at a time and place as designated in the bylaws.	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.
Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws.	Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.
May be held within or without the Marshall Islands.	May be held within or without Delaware.
Notice:	Notice:
Whenever shareholders are required to take any action at a meeting, written notice of the meeting shall be given which shall state the place, date and hour of the meeting and, unless it is an annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting.

   Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

Marshall Islands	Delaware

A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting.	Written notice shall be given not less than 10 nor more than 60 days before the meeting.
Shareholders’ Voting Rights
Any action required to be taken by a meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote.	Any action required to be taken at a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not fewer than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
Any person authorized to vote may authorize another person or persons to act for him by proxy.	Any person authorized to vote may authorize another person or persons to act for him by proxy.
Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one- third of the shares entitled to vote at a meeting.	For stock corporations, the certificate of incorporation or bylaws may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one- third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.
When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.
The articles of incorporation may provide for cumulative voting in the election of directors.	The certificate of incorporation may provide for cumulative voting in the election of directors.
Any two or more domestic corporations may merge into a single corporation if approved by the board and if authorized by a majority vote of the holders of outstanding shares at a shareholder meeting.	Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by shareholders of each constituent corporation at an annual or special meeting.
Any sale, lease, exchange or other disposition of all or substantially all the assets of a corporation, if not made in the corporation’s usual or regular course of business, once approved by the board, shall be authorized by the affirmative vote of two-thirds of the shares of those entitled to vote at a shareholder meeting.	Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of the corporation entitled to vote.
Any domestic corporation owning at least 90% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the shareholders of any corporation.	Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of shareholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called shareholder meeting.
Any mortgage, pledge of or creation of a security interest in all or any part of the corporate property may be authorized without the vote or consent of the shareholders, unless otherwise provided for in the articles of incorporation.	Any mortgage or pledge of a corporation’s property and assets may be authorized without the vote or consent of shareholders, except to the extent that the certificate of incorporation otherwise provides.
Directors
The board of directors must consist of at least one member.	The board of directors must consist of at least one member.
The number of board members may be changed by an amendment to the bylaws, by the shareholders, or by	The number of board members shall be fixed by, or in a manner provided by, the bylaws, unless the certificate of incorporation fixes the number of

Marshall Islands	Delaware

action of the board under the specific provisions of a bylaw.	directors, in which case a change in the number shall be made only by an amendment to the certificate of incorporation.
If the board is authorized to change the number of directors, it can only do so by a majority of the entire board and so long as no decrease in the number shall shorten the term of any incumbent director.	If the number of directors is fixed by the certificate of incorporation, a change in the number shall be made only by an amendment of the certificate.
Removal:	Removal:
Any or all of the directors may be removed for cause by vote of the shareholders.	Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.
If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders.	In the case of a classified board, shareholders may effect removal of any or all directors only for cause.
Dissenters’ Rights of Appraisal
Shareholders have a right to dissent from any plan of merger, consolidation or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares.	Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed stock is the offered consideration.
A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:
Alters or abolishes any preferential right of any outstanding shares having preference; or
Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or
Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or
Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.
Shareholder’s Derivative Actions
An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.	In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.
A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort.	Other requirements regarding derivative suits have been created by judicial decision, including that a shareholder may not bring a derivative suit unless he or she first demands that the corporation sue on its own behalf and that demand is refused (unless it is shown that such demand would have been futile).

Marshall Islands	Delaware

Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic of The Marshall Islands.
Reasonable expenses including attorney’s fees may be awarded if the action is successful.
A corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000.

TAXATION

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to an investment decision by a U.S. Holder with respect to the Exchange Shares and the Exchange Offer. This discussion does not purport to deal with the tax consequences of owning common stock or participation in the Exchange Offer to all categories of investors, some of which, such as dealers in securities, U.S. Holders whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with holders who exchange their unregistered common stock for registered common stock in connection with the Exchange Offer and hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of common stock.

Marshall Islands Tax Considerations

In the opinion of Seward & Kissel LLP, the following are the material Marshall Islands tax consequences of our activities to the Company and our shareholders of the Exchange Shares. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders. In addition, neither we nor our shareholders will be subject to any Marshall Islands income tax or withholding tax on the exchange of Original Shares for Exchange Shares pursuant to the Exchange Offer.

U.S. Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, our U.S. counsel, the following are the material U.S. federal income tax consequences relevant to an investment decision by a U.S. Holder with respect to the Exchange Shares and participation in the Exchange Offer. The following discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect.

This discussion does not purport to deal with the tax consequences of owning Exchange Shares to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the U.S. Dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our shares, may be subject to special rules. This discussion deals only with holders who acquire Exchange Shares in connection with the Exchange Offer and hold the Exchange Shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of Exchange Shares. Unless otherwise noted, references in the following discussion to the “Company,” “we” and “us” are to Ocean Rig UDW Inc. and its subsidiaries on a consolidated basis.

As used herein, the term “U.S. Holder” means a beneficial owner of Exchange Shares that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds the Exchange Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding the Exchange Shares, you are encouraged to consult your tax advisor.

Taxation of Exchange Offer

A U.S. Holder will not recognize gain or loss for U.S. federal income tax purposes on the exchange of Original Shares for Exchange Shares pursuant to the Exchange Offer. A U.S. Holder’s tax basis in his

Exchange Shares will equal his tax basis in the Original Shares. A U.S. Holder’s holding period for U.S. federal income tax purposes of the Exchange Shares will include his holding period of the Original Shares.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to the Exchange Shares to a U.S. Holder, will generally constitute dividends, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his Exchange Shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to the Exchange Shares will generally be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Until the Exchange Shares are traded on a established securities market in the United States, we do not anticipate that any dividends paid on the Exchange Shares will be treated as “qualified dividend income” which is taxable (through December 31, 2012 under current law) at preferential rates to U.S. Holders who are individuals, trusts or estates.

Sale, Exchange or other Disposition of Exchange Shares

Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of the Exchange Shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes. In general, a foreign corporation will be treated as a PFIC with respect to a U.S. shareholder in such foreign corporation, if, for any taxable year in which such shareholder holds stock in such foreign corporation, either:

•	at least 75% of the corporation’s gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether a foreign corporation is a PFIC, it will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25% of the value of the subsidiary’s stock. If Ocean Rig UDW Inc. is treated as a PFIC, then a U.S. person would be treated as indirectly owning shares of its foreign corporate subsidiaries for purposes of the PFIC rules.

Income earned by a foreign corporation in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless the foreign corporation is treated under specific rules as deriving its rental income in the active conduct of a trade or business.

We do not believe that we are currently a PFIC, although we may have been a PFIC for certain prior taxable years. Based on our current operations and future projections, we do not believe that we have been, are, or will be a PFIC with respect to any taxable year beginning with the 2009 taxable year. Although we intend to conduct our affairs in the future in a manner to avoid being classified as a PFIC, we cannot assure you that the nature of our operations will not change in the future.

Special U.S. federal income tax elections have been made or will be made in respect of certain of our subsidiaries. The effect of these special U.S. tax elections is to ignore or disregard the subsidiaries for which elections have been made as separate taxable entities and to treat them as part of their sole shareholder. Therefore, for purposes of the following discussion, for each subsidiary for which such an election has been made, the shareholder of such subsidiary, and not the subsidiary itself, will be treated as the owner of the subsidiary’s assets and as receiving the subsidiary’s income.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” In addition, if we were to be treated as a PFIC for any taxable year after 2010, a U.S. Holder would be required to file an annual report with the Internal Revenue Service for that year with respect to such holder’s Exchange Shares.

A U.S. Holder who owns shares in a PFIC is permitted to make a “mark-to-market” election with respect to such stock if the stock is treated as “marketable stock.” We do not anticipate that our stock will be treated as “marketable stock” for purposes of the PFIC rules immediately after the Exchange Offer, although it may become “marketable stock” in the future. The remainder of this discussion assumes that a U.S. Holder of the Exchange Shares will not be able to make a “mark-to-market” election immediately after the Exchange Offer.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the Exchange Shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the Exchange Shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the Exchange Shares. A U.S. Holder would make a QEF election with respect to any year that our company is a PFIC by filing Internal Revenue Service Form 8621 with his U.S. federal income tax return. If we were aware that we were to be treated as a PFIC for any taxable year, we would, if possible, provide each U.S. Holder with all necessary information in order to make the QEF election described above. It should be noted that we may not be able to provide such information if we did not become aware of our status as a PFIC in a timely manner.

Taxation of U.S. Holders Not Making a Timely QEF Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make a QEF election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the Exchange Shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the Exchange Shares), and (2) any gain realized on the sale, exchange or other disposition of the Exchange Shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders’ aggregate holding period for the Exchange Shares;

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of the Exchange Shares. If a Non-Electing Holder who is an individual dies while owning the Exchange Shares, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if paid to a non-corporate U.S. Holder who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the Internal Revenue Service that he has failed to report all interest or dividends required to be shown on his federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Backup withholding tax is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the taxpayer’s income tax liability by filing a refund claim with the Internal Revenue Service.

Under recently enacted legislation, U.S. individuals that own “specified foreign financial assets”, including stock of a non-U.S. corporation, with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 may be required to file an information report with respect to such assets with their tax returns. U.S. Holders that are individuals are encouraged to consult their tax advisor regarding the application of this legislation to their ownership of Exchange Shares.

Other Tax Considerations

In addition to the tax consequences discussed above, we may be subject to tax in one or more other jurisdictions where we conduct activities. The amount of any such tax imposed upon our operations may be material.

PLAN OF DISTRIBUTION

The following requirements apply only to broker-dealers. If you are not a broker-dealer as defined in Section 3(a)(4) and Section 3(a)(5) of the Exchange Act, these requirements do not affect you.

Each broker-dealer that receives Exchange Shares for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Shares. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Shares received in exchange for Original Shares where such Original Shares were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 120 days from the last date on which Original Shares are accepted for exchange, we will amend or supplement this prospectus, if requested by any broker-dealer for use in connection with any resale of Exchange Shares received in exchange for Original Shares.

We will not receive any proceeds from any sale of Exchange Shares by broker-dealers.

Exchange Shares received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Shares or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any Exchange Shares.

Any broker-dealer that resells Exchange Shares that were received by it for its own account in the Exchange Offer and any broker or dealer that participates in a distribution of those Exchange Shares may be deemed to be an “underwriter” within the meaning of the Securities Act. Any profit on any resale of Exchange Shares and any commissions or concessions received by any of those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of up to 120 days from the last date on which Original Shares are accepted for exchange, we will promptly send additional copies of this prospectus and any amendment or supplement to the prospectus to any broker-dealer that requests those documents. We have agreed to pay all expenses incident to the Exchange Offer, other than commissions or concessions of any brokers or dealers.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Marshall Islands company and our principal administrative offices are located outside the United States in Nicosia, Cyprus. A majority of our directors, officers and the experts named in this prospectus reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws.

Furthermore, there is substantial doubt that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries, directors or officers and such experts are located (i) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries, directors or officers and such experts based upon the civil liability provisions of applicable U.S. federal and state securities laws or (ii) would enforce, in original actions, liabilities against us or our subsidiaries, directors or officers and such experts based on those laws.

LEGAL MATTERS

The validity of the Exchange Shares offered hereby and other matters relating to Marshall Islands and United States law will be passed upon for us by Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004.

EXPERTS

The consolidated financial statements of Ocean Rig UDW at December 31, 2010 and 2009 and each of the three years in the period ended December 31, 2010, appearing in this Prospectus and Registration Statement on Form F-4 have been audited by Ernst & Young AS, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Ocean Rig ASA at May 14, 2008, and for the period from January 1, 2008 to May 14, 2008, appearing in this Prospectus and Registration Statement on Form F-4 have been audited by Ernst & Young AS, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The sections in this prospectus titled “Prospectus Summary”, “Risk Factors” and “Business” have been reviewed by Fearnley Offshore AS and “Offshore Drilling Industry” has been supplied by Fearnley Offshore AS, which has confirmed to us that such sections accurately describe, to the best of its knowledge, the offshore drilling industry.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form F-4 under the Securities Act with respect to the Exchange Shares offered hereby. For the purposes of this section, the term registration statement on Form F-4 means the original registration statement on Form F-4 and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement on Form F-4 we filed. Each statement made in this prospectus concerning a document filed as an exhibit to the registration statement on Form F-4 is qualified by reference to that exhibit for a complete statement of its provisions. The registration statement on Form F-4, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Securities and Exchange Commission at its principal office in Washington, D.C. 20549. The Securities and Exchange Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

Information Provided by the Company

We will furnish holders of our common shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm. The audited financial statements will be prepared in accordance with U.S. GAAP. As a “foreign private issuer,” we are exempt from the rules under the Securities Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we furnish proxy statements to shareholders in accordance with the rules of any stock exchange on which our common shares may be listed in the future, those proxy statements will not conform to Schedule 14A of the proxy rules promulgated under the Securities Exchange Act. In addition, as a “foreign private issuer,” our officers and directors are exempt from the rules under the Securities Exchange Act relating to short swing profit reporting and liability.

OCEAN RIG ASA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Ocean Rig UDW Inc.

We have audited the accompanying consolidated balance sheet of Ocean Rig ASA (“the Company”) as of May 14, 2008, and the related consolidated statements of operations, stockholder’s equity and cash flows for the period January 1, 2008 through May 14, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ocean Rig ASA at May 14, 2008, and the consolidated results of its operations and its cash flows for the period January 1, 2008 through May 14, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst & Young AS
/s/  Ernst & Young AS

Stavanger, Norway
February 3, 2011

OCEAN RIG ASA

Consolidated Balance Sheets
As of May 14, 2008

May 14, 2008
(Expressed in
thousands of U.S.
dollars — except
for share and
per share data)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$—
Restricted cash (Note 4)	31,110
Trade accounts receivable	40,188
Due from related parties (Note 3)	15
Financial instruments (Note 7)	923
Deferred operating expenses	5,359
Prepayments and advances	18,670
Other current assets	206

Total current assets	96,471

FIXED ASSETS, NET:
Drilling rigs, machinery and equipment, net (Note 5)	1,132,867

Total fixed assets, net	1,132,867

OTHER NON-CURRENT ASSETS:
Other non-current assets	—

Total other non-current assets	—

Total assets	1,229,338

LIABILITIES AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 6)	490,198
Accounts payable	9,399
Accrued liabilities	27,528
Deferred revenue	6,668
Financial instruments (Note 7)	621
Other current liabilities	4,265

Total current liabilities	538,679

NON-CURRENT LIABILITIES
Long-term debt, net of current portion (Note 6)	281,307
Financial instruments (Note 7)	—
Pension liability (Note 8)	2,470

Total non-current liabilities	283,777

COMMITMENTS AND CONTINGENCIES (Note 15)
STOCKHOLDER’S EQUITY:
Common stock, $0.01 par value; 170,374,980 shares authorized at December 31, 2007 and May 14, 2008;170,374,980 shares issued and 162,171,380 outstanding at December 31, 2007 and May 14, 2008, respectively	132,109
Additional paid-in capital	618,131
Treasury stock, 8,203,600 common shares, at par value, at December 31, 2007 and May 14, 2008, respectively	(6,361)
Accumulated other comprehensive income	105,447
(Accumulated deficit)/Retained earnings	(442,444)

Total stockholder’s equity	406,882

Total liabilities and stockholder’s equity	1,229,338

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG ASA

Consolidated Statements of Operations
For the Period Ended May 14, 2008

Period from
January 1, to
May 14, 2008
(Expressed in
thousands of U.S.
dollars — except
for share and
per share data)

REVENUES:
Leasing revenues	$60,078
Service revenues	39,094

99,172

EXPENSES:
Drilling rigs operating expenses exclusive of items shown separately below (Note 9)	48,144
Depreciation and amortization (Note 5)	19,367
General and administrative expenses	12,140

Operating income	19,521

OTHER INCOME/(EXPENSES):
Interest and finance costs (Note 10)	(41,661)
Interest income	381
Other, net (Note 7)	—

Total expenses, net	(41,280)

LOSS BEFORE INCOME TAXES	(21,759)
Income taxes (Note 13)	(1,637)

NET LOSS	(23,396)

EARNINGS/(LOSS) PER SHARE, BASIC AND DILUTED (Note 12)	$(0.14)
WEIGHTED AVERAGE NUMBER OF SHARES, BASIC AND DILUTED	162,171,380

The accompanying notes are an integral part of these consolidated financial statements

OCEAN RIG ASA

Consolidated of Stockholder’s Equity
For the Period Ended May 14, 2008

						Accumulated
		Common Stock		Additional		Other		Total
	Comprehensive		Par	Paid-in	Treasury	Comprehensive	Retained	Stockholder’s
	Loss	# of Shares	Value	Capital	Stock	Income	Earnings	Equity
	(Expressed in thousands of U.S. dollars — except for share and per share data)

BALANCE, December 31, 2007		170,374,980	132,109	615,453	(6,361)	107,735	(419,048)	429,888
-Net loss	(23,396)	—	—	—	—	—	(23,396)	(23,396)
-Translation differences	(732)	—	—	—	—	(732)	—	(732)
-Option program	—	—	—	2,678	—		—	2,678
-Increase/(decrease) in defined benefit plan adjustment, net of tax of $0 (Note 13)	(1,257)	—	—	—	—	(1,257)	—	(1,257)
-Interest swap loss , net of tax of $0 (Note 13)	(299)	—	—	—	—	(299)	—	(299)

Comprehensive income	25,684

BALANCE, May 14, 2008		170,374,980	132,109	618,131	(6,361)	105,447	(442,444)	$406,882

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG ASA

Consolidated Statements of Cash Flows
For the Period Ended May 14, 2008

Period from
January 1 - May 14,
2008
(Expressed in
thousands of U.S.
dollars — except
for share and
per share data)

Cash Flows from Operating Activities:
Net loss	(23,396)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	19,367
Amortization, write off of financing costs and premium paid over withdrawn loans	22,680
Loss on disposal of assets	—
Compensation costs related to share option program	2,678
Difference between pension cost and pension paid	—
Change in fair value of derivatives	(46)
Net unrealized foreign currency exchange gain/loss	—
Changes in operating assets and liabilities:	—
Trade receivable	(27,413)
Other current assets	3,429
Due from related parties	(15)
Accounts payable	(4,271)
Income taxes paid	546
Other current liabilities	(918)
Other prepaid/ Pension liability	611
Accrued liabilities	(19,228)
Deferred revenue	6,668
Change in restricted cash	(9,781)

Net Cash Provided by/(Used in) Operating Activities	(29,089)

Cash Flows from Investing Activities:
Drilling rigs, equipment and other improvements	(10,463)

Net Cash Used in Investing Activities	(10,463)

Cash Flows from Financing Activities:
Proceeds from long-term credit facility	—
Proceeds from short-term credit facility	193,500
Payments of short-term credit facility	(10,000)
Principal payments and repayments of long-term debt	(167,920)
Repurchase of shares	—
Payment of financing costs	(7,030)

Net Cash (Used in) /Provided by Financing Activities	8,550

Net increase in cash and cash equivalents	(31,002)
Net foreign exchange difference	—
Cash and cash equivalents at beginning of period	31,002

Cash and cash equivalents at end of period	—

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year/period for:
Interest, net of amount capitalized	(22,628)
Income taxes	(546)

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG ASA

Notes to Consolidated Financial Statements
As of and for the Period Ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

1.	Basis of Presentation and General Information:

Ocean Rig ASA, a Norwegian registered entity incorporated on September 26, 1996, was a public limited company whose shares were traded on the Oslo Stock Exchange from 1997 until July 21, 2008. On December 20, 2007, Primelead Limited, a wholly-owned subsidiary of DryShips, a company listed on NASDAQ, acquired 30.4% of the issued shares of Ocean Rig ASA. On May 14, 2008, Primelead Ltd. obtained control of Ocean Rig and Ocean Rig ASA became a consolidated subsidiary of DryShips Inc. Effective July 10, 2008, Primelead Ltd. owned 100% of the shares in Ocean Rig ASA. Subsequently, the operations of Ocean Rig ASA have been internally reorganized and in some cases re-domiciled as part of the DryShips Inc. group. As a result, Ocean Rig ASA filed for liquidation in January 2009 and distributed of all significant assets to Primelead Ltd., as a liquidation dividend, including the shares in all its subsidiaries on December 15, 2009. In 2009, it was also resolved to liquidate several other subsidiaries as a part of a restructuring of the DryShips Inc. group.

Ocean Rig ASA has its origins from 1996, when Ocean Rig ASA ordered four hulls. The 5th generation drilling rigs Leiv Eiriksson and Eirik Raude were delivered in 2001 and 2002, while two remaining hulls were sold. Ocean Rig UDW owns and operates two semi-submersible offshore drilling rigs that are among the worlds largest drilling rigs, built for ultra deep-waters and extreme weather conditions.

Basis of consolidation

The consolidated financial statements of Ocean Rig ASA comprise the financial statements of Ocean Rig ASA and its subsidiaries (the “Company” or the “Group”) as of the balance sheet date. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting year as the parent company, using consistent accounting policies.

2.	Significant Accounting policies:

(a) Principles of Consolidation:  The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) and include the accounts and operating results of Ocean Rig ASA and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

(b) Use of Estimates:  The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Current and non-current classification:  Receivables and liabilities are classified as current assets and current liabilities, respectively, if their maturity is within one year of the balance sheet date. Otherwise, they are classified as non-current assets and non-current liabilities.

(d) Cash and Cash Equivalents:  The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(e) Restricted Cash:  Restricted cash may include (i) retention accounts which can only be used to fund the loan installments coming due; (ii) minimum liquidity requirements under the loan facilities; (iii) taxes withheld from employees and deposited in designated bank accounts; and (iv) amounts pledged as collateral for bank guarantees to suppliers.

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the Period Ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

In terms of the loan agreements, restricted cash includes additional minimum cash deposits required to be maintained with certain banks under the Company’s borrowing arrangements.

(f) Trade Accounts Receivable:  The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire of drilling rigs and related billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. There were no provisions for doubtful debt at May 14, 2008.

(g) Related parties:  Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or common significant influence. Related parties also include members of the Company’s or its parent company’s management or owners and their immediate families (Note 4).

(h) Derivatives:  The Company’s derivatives include interest rate swaps and foreign currency forward contracts. The guidance on accounting for certain derivative instruments and certain hedging activities requires all derivative instruments to be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognized in earnings unless specific hedge accounting criteria are met.

(i) Hedge Accounting:  At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy undertaken for the hedge. The documentation includes identification of the hedging instrument, hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting exposure to changes in the hedged item’s cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated. The Company is party to interest swap agreements where it receives a floating interest rate and pays a fixed interest rate for a certain period in exchange. Certain contracts which meet the criteria for hedge accounting are accounted for as cash flow hedges.

A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction that could affect profit or loss.

The effective portion of the gain or loss on the hedging instrument is recognized directly as a component of other comprehensive income in equity, while any ineffective portion, if any, is recognized immediately in current period earnings.

The Company discontinues cash flow hedge accounting if the hedging instrument expires and it no longer meets the criteria for hedge accounting or designation is revoked by the Company. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in profit or loss. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to net profit or loss for the year as financial income or expense.

(ii) Other Derivatives:  Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in current period earnings under “Gain/(loss) on interest rate swaps” and “Other income/ (expenses)”.

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the Period Ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

(i) Guidance Fair Value Measurements:  Effective January 1, 2008, the Company adopted the guidance “Fair Value Measurements and Disclosures”. In addition, on January 1, 2008, the Company made no election to account for its monetary assets and liabilities at fair values as allowed by ASU guidance for financial instruments (Note 8).

(j) Concentration of Credit Risk:  Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents; trade accounts receivable and derivative contracts (interest rate swaps and foreign currency contracts). The Company places its cash and cash equivalents, consisting mostly of deposits, with qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties. The Company’s customers are mainly major oil companies. The credit risk has therefore determined by the Company to be low. When considered necessary, additional arrangements are put in place to minimize credit risk, such as letters of credit or other forms of payment guarantees. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customer’s financial condition and generally does not require collateral for its trade accounts receivable.

(k) Capitalized interest:  Interest expenses are capitalized during construction of newbuildings based on accumulated expenditures for the applicable project at the Company’s current rate of borrowing. The amount of interest expense capitalized in an accounting period is determined by applying an interest rate (“the capitalization rate”) to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the rates applicable to borrowings outstanding during the period. The Company does not capitalize amounts beyond the actual interest expense incurred in the period.

If the Company’s financing plans associate a specific new borrowing with a qualifying asset, the Company uses the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset that does not exceed the amount of that borrowing. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the a asset, the capitalization rate to be applied to such excess shall be a weighted average of the rates applicable to other borrowings of the Company.

(l) Drilling Rigs, Machinery and Equipment, Net:  Drilling rigs are stated at historical cost less accumulated depreciation. Such costs include the cost of adding or replacing parts of drilling rig machinery and equipment when that cost is incurred, if the recognition criteria are met. The recognition criteria require that the cost incurred extends the useful life of a drilling rig. The carrying amounts of those parts that are replaced are written off and the cost of the new parts is capitalized. Depreciation is calculated on a straight-line basis over the useful life of the assets as follows: bare deck 30 years and other asset parts 5 to 15 years.

Drilling rig machinery and equipment, IT and office equipment, are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives, for Drilling rig machinery and equipment over 5-15 years and for IT and office equipment over 5 years.

(m) Leases:  The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement at inception date and considers whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset. A reassessment is made after inception of the lease only if one of the following applies:

a) There is a change in contractual terms, other than a renewal or extension of the arrangement;

b) A renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term;

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the Period Ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

c) There is a change in the determination of whether fulfillment is dependent on a specified asset; or

d) There is a substantial change of asset.

Where a reassessment is made, lease accounting commences or ceases from the date when the change in circumstances gives rise to the reassessment for scenarios a), c) or d) and the date of renewal or extension period for scenario b).

(n) Impairment of Long-Lived Assets:  The Company reviews for impairment long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, when required, the Company reviews its assets for impairment on drilling rig by drilling rig basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset.

As at May 14, 2008, the Company performed an impairment review of the Company’s long-lived assets due to the global economic downturn, the significant decline in charter rates in the drillship industry and the outlook of the oil services industry. The Company compared undiscounted cash flows with the carrying values of the Company’s long-lived assets to determine if the assets were impaired. In developing estimates of future cash flows, the Company relied upon assumptions made by management with regard to the Company’s drilling rigs, including future charter rates, utilization rates, operating expenses, future dry docking costs and the estimated remaining useful lives of the drilling rigs.

These assumptions are based on historical trends as well as future expectations in line with the Company’s historical performance and the Company’s expectations for future fleet utilization under its current fleet deployment strategy, and are consistent with the plans and forecasts used by management to conduct its business. The variability of these factors depends on a number of conditions, including uncertainty about future events and general economic conditions; therefore, the Company’s accounting estimates might change from period to period. As a result of the impairment review, the Company determined that the carrying amounts of its assets held for use were recoverable, and therefore, concluded that no impairment loss was necessary for 2008.

(o) Deferred Financing Costs:  Deferred financing costs include fees, commissions and legal expenses associated with the Company’s long- term debt and are recorded net with the underlying debt. These costs are amortized over the life of the related debt using the effective interest method and are included in interest expense. Unamortized fees relating to loans repaid or refinanced as debt extinguishments are expensed as interest and finance costs in the period the repayment or extinguishment is made.

(p) Pension and retirement benefit obligation:  The Company has five retirement benefit plans for employees, which are managed and funded through Norwegian life insurance companies. The projected benefit obligations are calculated based on projected unit credit method, and compared with the fair value of pension assets.

Because a significant portion of the pension liability will not be paid until well into the future, numerous assumptions have to be made when estimating the pension liability at the balance sheet date. The assumption may be split into two categories; actuarial assumptions and financial assumptions. The actuarial assumptions are unbiased, mutually compatible and represent the Company’s best estimates of the variables. The financial assumptions are based on market expectations at the balance sheet date, for the period over which the obligations are to be settled. Due to the long-term nature of the pension obligations, they are discounted to present value.

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the Period Ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

The funded status or net amount of the projected benefit obligations and pension asset (net pension liability or net pension asset) of each defined of its defined benefit plans, is recorded in the balance sheet under the captions long-term liabilities and non-current assets with an offsetting amount in accumulated other comprehensive income for any amounts of actuary gains of losses or prior service cost that has not been amortized to income.

Net pension costs (benefit earned during the period including interest on the projected benefit obligation, less estimated return on pension assets and amortization of accumulated changes in estimates) are included in “General and administrative expenses” (administrative employees) and Rig operating expenses” (rig employees).

Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected average remaining working lives of the employees participating in the plans.

(q) Provisions:  A provision is recognized in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate of the amount can be made. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(r) Revenue and Related Expenses:

Revenues:  The Company’s services and deliverables are generally sold based upon contracts with its customers that include fixed or determinable prices. The Company recognizes revenue when delivery occurs as directed by our customer or the customer assumes control of physical use of the asset and collectability is reasonably assured. The Company evaluates if there are multiple-deliverables within its contracts and whether the agreement conveys the right to use the drill rigs for a stated period of time and meet the criteria for lease accounting, in addition to providing a drilling services element, which are generally compensated for by day rates. In connection with drilling contracts, the Company may also receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling rigs and day rate or fixed price mobilization and demobilization fees. There are two types of drilling contracts: well contracts and term contracts.

Well contracts:  These are contracts where the assignment is to drill a certain number of wells. Revenue from day rate based compensation for drilling operations is recognized in the period during which the services are rendered at the rates established in the contracts. All mobilization revenues, direct incremental expenses of mobilization and contributions from customers for capital improvements initially deferred and recognized as revenues over the estimated duration of the drilling period. To the extent that expenses exceed revenue to be recognized, it is expensed as incurred. Demobilization revenues and expenses are recognized over the demobilization period. All revenues for well contracts are recognized as “Service revenues” in the statement of operations.

Term contracts:  These are contracts where the assignment is to operate the unit for a specified period of time. For these types of contracts the Company determines whether the arrangement is a multiple element arrangement containing both a lease element and drilling services element. For revenues derived from contracts that contain a lease, the lease elements are recognized as “Leasing revenues” in the statement of operations on a basis approximating straight line over the lease period. The drilling services element is recognized as “Service revenues” in the period in which the services are rendered at rates at fair value. Revenues related to

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the Period Ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

the drilling element of mobilization and direct incremental expenses of drilling services are deferred and recognized over the estimated duration of the drilling period. To the extent that expenses exceed revenue to be recognized, it is expensed as incurred. Demobilization fees and expenses are recognized over the demobilization period. Contributions from customers for capital improvements are initially deferred and recognized as revenues over the estimated duration of the drilling contract.

(s) Class costs:  The Company follows the direct expense method of accounting for periodic class costs incurred during special surveys of drilling rigs, normally every five years. Class costs and other maintenance costs are expensed in the period incurred and included in drilling rigs operating expenses.

(t) Foreign Currency Translation:  The functional currency of the Company is the U.S. Dollar since the Company operates in international shipping and drilling markets, and therefore primarily transacts business in U.S. Dollars. The Company’s accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are included in “General and administrative expenses” in the accompanying consolidated statements of operations.

(u) Income Taxes:  Income taxes have been provided for based upon the tax laws and rates in effect in the countries in which the Company’s operations are conducted and income is earned. There is no expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes because the countries in which the Company operates have taxation regimes that vary not only with respect to the nominal rate, but also in terms of the availability of deductions, credits and other benefits. Variations also arise because income earned and taxed in any particular country or countries may fluctuate from year to year. Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company assets and liabilities using the applicable jurisdictional tax rates in effect at the year end. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The Company accrues interest and penalties related to its liabilities for unrecognized tax benefits as a component of income tax expense.

(v) Stock-based compensation:  Stock-based compensation represents non-vested common stock granted to employees and directors, for their services. The Company calculates total compensation expense for the award based on its fair value on the grant date and amortizes the total compensation on a straight-line basis over the vesting period of the award or service period.

(w) Earnings/(loss) per Common Share:  Basic earnings per share (“EPS”) is calculated by dividing net income available to common stockholder’s by the weighted average number of common shares outstanding during the year. Diluted earnings per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Dilution has been computed using the treasury stock method.

(x) Business segment:  Offshore drilling operations represent the Company’s only segment.

(y) Treasury Stock:  The Company accounts for treasury stock using the par-value method, whereby only the par value of acquired treasury shares is reflected as a separate component of stockholder’s equity.

(z) Recent accounting pronouncements:

In December 2007, new guidance, an amendment of ARB No. 51, established accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the Period Ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The new guidance also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The above-mentioned guidance was effective for fiscal years beginning after December 15, 2008, and will be adopted by the Company in the first quarter of 2009. The adoption of the new guidance did not have a material impact on the Company’s consolidated financial statements. The new guidance related to presentation and disclosure was retroactively applied to the consolidated statements as required.

3.	Transactions with Related Parties:

As of May 14, 2008, the Company had an account receivable of $15 due from DryShips. The amount was related to certain reimbursable expenses. There were no transactions between the Company and DryShips that had an impact on the statement of operations.

4.	Restricted cash:

Restricted cash includes cash pledged as collateral for bank guarantees to suppliers and to employee tax withholding amounts, as well as minimum cash requirement under the facility at May 14, 2008.

The amounts included in the accompanying consolidated balance sheets are as follows:

May 14, 2008

Balance Sheet
Amount pledged as collateral for bank guarantees to suppliers	$53
Taxes withheld from employees	1,267
Minimum cash requirement	29,790

Total	$31,110

5.	Fixed assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

Drilling rigs, machinery and equipment, net:

		Accumulated	Net Book
	Cost	Depreciation	Value

Balance December 31, 2007	1,388,484	(246,714)	1,141,771
Additions	10,463	—	10,463
Disposals	—	—	—
Depreciation	—	(19,367)	(19,367)

Balance May 14, 2008	$1,398,947	(266,081)	$1,132,867

As of May 14, 2008, all of the Company’s drilling rigs have been pledged as collateral to secure the bank loans (Note 6).

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the Period Ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

6.	Long-term Debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

May 14, 2008

Loan Facilities	$776,000
Less: Deferred financing costs	(4,495)

Total debt	771,505
Less: Current portion	(490,198)

Long-term portion	$281,307

Loan Facilities

a) 450,000 Credit Facility  On June 13, 2005, the Company entered into a “450,000 Credit Facility” agreement with a bank to refinance outstanding debt and for general corporate purposes.

The facility includes a reducing revolving credit facility of $430,000 and a non-reducing $20,000 guarantee and hedging facility. The reducing revolving credit facility consists of three tranches of $280,000 (tranche A), $100,000 (tranche B) and $50,000 (tranche C). A tranche D of $60,000 was established in February 2007.

The table below shows the current commitment and utilization of the facility as per May 14, 2008.

	Commitment	Utilization

Tranche A	$227,500	$227,500
Tranche B	55,000	55,000
Tranche C	12,500	12,500
Tranche D	60,000	60,000
Tranche E	171,000	171,000

Total Facility	$526,000	$526,000

Uncommitted guarantee and hedging facility	20,000

On April 17, 2008, $171,000 was drawn as short- term debt on the facility (Tranche E) to refinance the 2005 Notes described below.

The facility includes covenants typical for bank loans, including inter-alia restrictions on additional indebtedness, creation of liens, sale of assets, payments of dividends, minimum unrestricted cash and certain financial covenants such as interest cover ratio, gearing ratio, maintaining a positive working capital and minimum value adjusted equity. The Company was in compliance with all financial covenants at May 14, 2008.

The borrower under the loan agreement is Ocean Rig Norway AS. In addition Ocean Rig ASA and the two rig companies owning Leiv Eiriksson and Eirik Raude have fully and unconditionally guaranteed the Facility on a joint and several basis. The facility is secured by a first priority mortgage in respect of Leiv Eiriksson and Eirik Raude and related assets.

Interest is payable at the end of each interest period, at least semi-annually in arrears.

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the Period Ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

Interest on the facility accrues at a rate equal to LIBOR plus a variable margin, which will be calculated quarterly based on the aggregate value of the Company’s contract backlog as of the end of the previous quarter. Interest is payable at the end of each interest period, at least semi-annually in arrears.

b) 1,040,000 Credit Facility  On December 7, 2007, the Company received a $1,020,000 Credit Facility commitment from a Bank. The new facility was planned to refinance outstanding debt and is also for general corporate purposes. The refinancing was executed with a five-year secured credit facility for a final amount of up to $1,040,000 (“1,040,000 Credit Facility”) on September 17, 2008. In September and October 2008, Ocean Rig drew down $1,020, 000 of the new credit facility. The drawdown proceeds were used to repay all other Ocean Rig outstanding debt at the date of the drawdown, amounting $776,000.

The new 1,040,000 Credit Facility includes covenants typical for bank loans, including inter alia restrictions on additional indebtedness, creation of liens, sale of assets, payments of dividends, minimum unrestricted cash and certain financial covenants such as interest cover ratio, gearing ratio, maintaining a positive working capital and minimum value adjusted equity.

c) 2005 Notes

At December 31, 007, the Company had long-term 8.375% fixed rate notes outstanding with a face value of $150 million. The 2005 Notes were issued in June 2005. The 2005 Notes mature in June 2013.

The 2005 Notes, contain covenants typical in bond financing (including inter alia restrictions on additional indebtedness, creation of liens, sale of assets and payments of dividends) and are fully redeemable from July 2, 2009 at redemption price of 104.2%, reducing to 102.1% from July, 2010 and at par from July 1, 2011.

The borrower, under the loan agreement, is Ocean Rig Norway AS. In addition, Ocean Rig ASA and the two subsidiary companies owning Leiv Eiriksson and Eirik Raude have fully and unconditionally guaranteed the 2005 Notes on a joint and several basis. The “2005 Notes” are secured by a second priority charge in respect of Leiv Eiriksson and Eirik Raude and related assets (subordinated to the loan facility, described above).

On March 18, 2008, the Company launched a tender offer for the notes. On April 17, 2008, the Company repaid the notes, including accrued interests and redemption costs, with $171 million of financing raised under the existing facility.

d) 2006 Notes

The long-term floating rate notes had a face value of $250 million. The 2006 Notes were issued in March 2006. The 2006 Notes matured in April 2011.

Interest on the 2006 Notes accrues at a rate equal to Libor plus a margin. The 2006 Notes contain covenants typical in bond financing (including inter alia restrictions on additional indebtedness, creation of liens, sale of assets and payments of dividends) and are fully redeemable at a redemption price of 101.25% of par value (plus accrued interest) until April 3, 2008, and will thereafter in six months intervals gradually be reduced to 100.25% (plus accrued interest) from October 4, 2009. The bonds mature in April 2011.

The Notes are senior unsecured and callable.

The 2006 Notes contained a provision allowing noteholders to require the repayment of bonds at par value when there is change of control in the Company. Further, there is a mandatory redemption clause requiring the repayment of bonds at 101% of the face value if the shares of Company were delisted from the Oslo Stock Exchange. As a result of the acquisition of Ocean Rig shares by Primelead Ltd., $16,000 of the bonds were repaid at par, during the third quarter of 2008. On July 29, 2008 $234,000 of bonds were

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the Period Ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

redeemed at 101% of face value as a result of the de-listing from the Oslo Stock Exchange. The bonds were repaid by drawing a total of $250,000 from the existing 450,000 credit Facility.

Total interest incurred on long-term debt, including accrued interest, for the period ended May 14, 2008 amounted to $18,360. This amount is included in “Interest and finance costs” in the accompanying consolidated statements of operations. The Company’s weighted average interest rate (including the margin) as of May 14, 2008 was 5.12%.

The principal payments to be made after May 14, 2008, for the loans discussed above, are as follows:

2008	$488,500
2009	40,000
2010	40,000
2011	207,500

Total principal payments	776,000
Less: Financing fees	(4,495)

Total debt	$771,505

No interest was capitalized in either period as there were no qualifying assets under construction.

7.	Financial Instruments and Fair Value Measurements:

All derivatives are carried at fair value on the consolidated balance sheet at each period end. Balances as of May 14, 2008 are as follows:

	May 14, 2008
		Foreign
	Interest	Currency
	Rate	Forward
	Swaps	Contracts	Total

Current assets	—	923	$923
Current liabilities	(621)	—	(621)
Non current liabilities	—	—	—

	(621)	923	302

7.1 Interest rate swaps:  As of May 14, 2008, the Company had outstanding two interest rate swap agreements with nominal amount of $140,000, maturing in August 2008. This agreement was entered into in order to hedge the Company’s exposure to interest rate fluctuations with respect to the Company’s borrowings. This contract is designated for hedge accounting and as such changes in its fair values are included in other comprehensive loss. The fair value of this agreement equates to the amount that would be paid by the Company if the agreements was cancelled at the reporting date, taking into account current interest rates and creditworthiness of the Company.

7.2 Foreign currency forward contracts:  As of May 14, 2008, the Company had outstanding 24 forward contracts, to sell $31,000 for NOK 174,910. These agreements are entered into in order to hedge its exposure to foreign currency fluctuations. Such fair value at May 14, 2008 was an asset of $923.

The change in the fair value of such agreements for the period ended May 14, 2008 amounted to a loss of $0 and is reflected under “Other, net” in the accompanying consolidated statement of operations.

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the Period Ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

Tabular disclosure of financial instruments is as follows:

Fair Values of Derivative Instruments in the Statement of Financial Position:

		May 14,		May 14,
Derivatives Designated as	Balance Sheet	2008	Balance Sheet	2008
Hedging Instruments	Location	Fair Value	Location	Fair Value

Interest rate swaps	Financial instruments	—	Financial instruments non current liabilities	$—
			Financial instruments current liabilities	$621

Total derivatives designated as hedging instruments		—		621

Derivatives Not Designated
as Hedging Instruments
Foreign currency forward contracts	Financial instruments-current assets	923	Financial instruments-current liabilities	—

Total derivatives not designated as hedging instruments		923		—

Total derivatives		923	Total derivatives	$621

The effect of Derivative Instruments on the Statement to Stockholder’s Equity:

Amount of Gain/(Loss) Recognized in
Derivatives Designated for	OCI on Derivative (Effective Portion)
Cash Flow Hedging Relationships	Year Ended May 14, 2008

Interest rate swaps	$(299)

Total	$(299)

No portion of the cash flow hedges shown above was ineffective during the year. In addition, the Company did not transfer any gains/losses on the hedges from accumulated OCI into statement of operations.

	Location of	Amount of Gain (Loss)
Derivatives Not Designated as	Gain or (Loss)	for the Year Ended
Hedging Instruments	Recognized	May 14, 2008

Foreign currency forward contracts	Other, net	$—

Total		$—

The Company recognizes all derivative instruments as either assets or liabilities at fair value on its consolidated balance sheet. The Company has designated all qualifying interest rate swap contracts as cash flow hedges, with the last qualifying contract expiring in September 2013.

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in the accompanying consolidated statement of operations. Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in the accompanying consolidated statement of operations.

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the Period Ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. The Company enters into foreign currency forward contracts in order to manage risks associated with future hire rates and fluctuations in foreign currencies, respectively. All of the Company’s derivative transactions are entered into for risk management purposes.

The carrying amounts of cash and cash equivalents, restricted cash and trade accounts receivable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company. The fair value of foreign currency forward contracts was based on the forward exchange rates.

Fair value measurements are classified based upon inputs used to develop the measurement under the following hierarchy:

Level 1:  Quoted market prices in active markets for identical assets or liabilities.

Level 2:  Observable market- based inputs or unobservable inputs that are corroborated by market data.

Level 3:  Unobservable inputs that are not corroborated by market data.

The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of the valuation date.

		Quoted Prices
		in Active	Significant
		Markets for	Other
		Identical	Observable	Unobservable
	May 14,	Assets	Inputs	Inputs
	2008	(Level 1)	(Level 2)	(Level 3)

Recurring measurements:
Interest rate swaps-liability position	$(621)	—	(621)	$—
Foreign currency forward contracts — asset position	923	—	923	—

Total	$302	$—	$302	$—

8.	Pension Liability:

The Company has five retirement benefit plans for employees managed and funded through Norwegian life insurance companies. As of May 14, 2008, the pension plans cover 115 employees. The pension scheme is in compliance with the Norwegian law on required occupational pension.

The Company uses a January 1 measurement date for net periodic benefit cost and a December 31 or period end measurement date for benefit obligations and plan assets.

For defined benefit pension plans, the benefit obligation is the projected benefit obligation, the actuarial present value, as of the Company’s December 31 measurement data, of all benefits attributed by the pension benefit formula to employee service rendered to that date. The amount for benefit to be paid depends on a number of future events incorporated into the pension benefit formula, including estimates of the average life of employees/survivors and average years of service rendered. It is measured based on assumptions concerning future interest rates and future employee compensation levels.

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the Period Ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

The following table presents this reconsolidation and shows the change in the projected benefit obligation for the periods ended May 14, 2008:

January 1-
May 14, 2008

Change in pension benefit obligation
Projected benefits earned at beginning of the period	$7,234
Service cost for benefits earned	884
Interest cost	120
Settlement	—
Actuarial losses	547
Plan amendments	190
Benefits paid	(44)
Payroll tax of employer contribution	(77)
Foreign currency exchange rate changes	520

Projected benefit obligation at end of period	$9,374

The following table presents the change in the value of plan assets and the plans’ funded status at May 14, 2008:

January 1-
May 14, 2008

Change in plan assets
Fair value of plan assets at beginning of the period	$6,376
Expected return on plan assets	140
Actual return on plan assets	(528)
Employer contributions	543
Settlement	(44)
Foreign currency exchange rate changes	417

Fair value of plan assets at end of period	$6,904

January 1-
May 14, 2008

Unfunded status at end of period	$2,470

The unfunded projected benefit obligation is reflected in “Pension liability” in the accompanying consolidated balance sheets as of May 14, 2008.

Amounts including in accumulated other comprehensive income that have not yet been recognized in net periodic pension cost at May 14, 2008, are listed below:

January 1-
May 14, 2008

Net actuarial loss	$6,130
Prior service cost	(2,746)

Defined benefit plan adjustment, before tax effect	$3,384

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the Period Ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

The accumulated benefit obligation for the pension plans represents the actuarial present value of benefit based on employee service and compensation as of a certain date and does not include an assumption about future compensation levels. The accumulated benefit obligation for the pension plans was $4,526 at May 14, 2008.

The net pension cost recognized in consolidated statements of income was $1,130 for May 14, 2008.

The following table presents the components of net periodic pension cost:

January 1-
May 14, 2008

Components of net periodic benefit cost
Expected return on plan assets	$(140)
Service cost	883
Interest cost	120
Amortization of prior service cost	190
Amortization of actuarial loss	77
Settlement	—

Net periodic benefit cost	$1,130

The table below presents the components of changes in Plan Assets and Benefit Obligations recognized in Other Comprehensive Income:

January 1-
May 14, 2008

Net actuarial loss (gain)	$2,679
Prior service cost (credit)	(1,155)
Amortization of actuarial loss (gain)	(77)
Amortization of prior service cost	(190)

Total recognized in net pension cost and other comprehensive income	$1,257

The estimated net loss for pension benefits that will be amortized from accumulated other comprehensive income into the periodic benefit cost for the next fiscal year is $0.

Pension obligations are actuarially determined and are affected by assumptions including expected return on plan assets. As of May 14, 2008, contributions amounting to $543 in total have been made to the pension plan.

The Company evaluates assumptions regarding the estimated long-term rate of return on plan assets based on historical experience and future expectations on investment returns, which are calculated by an unaffiliated investment advisor utilizing the asset allocation classes held by the plan’s portfolios. Changes in these and other assumptions used in the actuarial computations could impact the Company’s projected benefit obligations, pension liabilities, pension expense and other comprehensive income.

The Company bases its determination of pension expense on a market-related valuation of assets that reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market-related value of assets.

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the Period Ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

The following are the weighted — average assumptions used to determine net periodic benefit cost:

January 1-
May 14, 2008

Weighted average assumptions
Expected return on plan assets	5.50%
Discount rate	4.50%
Compensation increases	4.75%

The Company reviews its investments and policies annually. In determining its asset allocation strategy, the Company reviews models presenting many different asset allocation scenarios to assess the most appropriate target allocation to produce long-term gains without taking on undue risk. GAAP standards require disclosures for financial assets and liabilities that are remeasured at fair value at least annually.

The following table set forth the pension assets at fair value as of May 14, 2008:

May 14, 2008

Share and other equity investments	$808
Bonds	3,970
Properties and real estate	1,118
Other	1,008

Total plan net assets at fair value	$6,904

The Company’s pension funds are managed by an independent life-insurance company that invests the Company’s funds according to Norwegian law. The law requires a low-risk profile; hence the majority of the funds are invested in government bonds and high-rated corporate bonds. The major categories of plan assets as a percentage of the fair value of plan assets are as follows:

As of
May 14, 2008

Shares and other equity instruments	12%
Bonds	58%
Properties and real estate	16%
Other	14%

Total	100%

The US GAAP standards require disclosures for financial assets and liabilities that are remeasured at fair value at least annually. The US GAAP standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. Tiers include three levels which is explained below:

Level 1:

Financial instruments valued on the basis of quoted priced for identical assets in active markets. This category encompasses listed equities that over the previous six months have experienced a daily average turnover equivalent to approximately $3,462 or more. Based on this, the equities are regarded as sufficiently liquid to be encompassed by this level. Bonds, certificates or equivalent instruments issued by national governments are generally classified as level 1. In the case of derivatives, standardized equity-linked and interest rate futures will be encompassed by this level.

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the Period Ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

Level 2:

Financial instruments valued on the basis of observable market information not covered by level 1. This category encompasses financial instruments that are valued on the basis of market information that can be directly observable or indirectly observable. Market information that is indirectly observable means that prices can be derived from observable, related markets. Level 2 encompasses equities or equivalent equity instruments for which market prices are available, but where the turnover volume is too limited to meet the criteria in level 1. Equities on this level will normally have been traded during the last month. Bonds and equivalent instruments are generally classified as level 2. Interest rate and currency swaps, non-standardized interest rate and currency derivatives, and credit default swaps are also classified as level 2. Funds are generally classified as level 2, and encompass equity, interest rate, and hedge funds.

Level 3:

Financial instruments valued on the basis of information that is not observable pursuant to by level 2. Equities classified as level 3 encompass investments in primarily unlisted/private companies. These include investments in forestry, real estate and infrastructure. Private equity is generally classified as level 3 through direct investments or investments in funds. Asset backed securities (ABS), residential mortgage backed securities (RMBS) and commercial mortgage backed securities (CMBS) are classified as level 3 due to their generally limited liquidity and transparency in the market. Storebrand is of the opinion that the valuation method used represents a best estimate of the mutual fund’s market value.

The following table sets forth by level, within the fair value hierarchy, the pension asset at fair value as of May 14, 2008:

	Level 1	Level 2	Level 3	Total

Equity securities:
US Equities	384	—	42	426
Non-US Equities	381	—	—	381
Fixed Income:
Government Bonds	2,487	897	—	3,384
Corporate Bonds	587	—	—	587
Alternative Investments:
Hedge funds and limited partnerships	—	159	—	159
Other	123	—	—	123
Cash and cash equivalents	725	—	—	725
Real Estate	—	—	1,119	1,119

Net Plan Net Assets	$4,687	$1,056	$1,161	$6,904

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the Period Ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

The tables below set forth a summary of changes in the fair value of the pension assets level 3 investment assets for the period ended May 14, 2008:

	Level 3	Total

Balance, beginning of year	863	863
Actual return on plan assets:
Assets sold during the period	—	—
Assets still held at reporting date	231	231
Purchases, sales, issuances and settlements (net)	67	67

Net Plan Net Assets	$1,161	$1,161

The following pension benefits are expected to be paid by the Company during the years ending:

The period from May 14, to December 31, 2008	$0
December 31, 2009	42
December 31, 2010	82
December 31, 2011	76
December 31, 2012	77
December 31, 2013	58
Thereafter	1,065

Total pension payments	$1,400

The Company’s estimated contribution to the pension plans for the period from May, 15 to December, 31 2008 and for the fiscal year 2009 is $3,880.

9.	Drilling Rig Operating Expenses:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

For the Period from
January 1, 2008 to
May, 2008

Crew wages and related costs	$30,723
Insurance	3,989
Deferred rig operating cost	1,215
Repairs and maintenance	12,217

Total	$48,144

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the Period Ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

10.	Interest and Finance Cost:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

Year Ended
May 14, 2008

Interest on long-term debt	$18,360
Bank charges	753
Amortization of financing fees	22,548
Other	—

Total	$41,661

11.	Stock-based compensation:

The Company’s Extraordinary General Meeting on March 22, 2006, approved establishment of a new 5-year equity settled stock option program for employees and members of the Board of the Company and its subsidiaries comprising up to 5,000,000 Shares (“The 2006-2011 Stock Option Program”). Of the total number of options granted, one third vested at each anniversary of the initial grant date, assuming the employee had not resigned or otherwise breached the vesting conditions of the option agreement. It was therefore a program with graded vesting where each of the three vesting steps was treated as separate programs. Awarded options must be exercised no later than the fifth anniversary of the grant date.

When DryShips Inc. acquired over 50% of the shares in Ocean Rig ASA on May 14, 2008 a change of control occurred and this had the implication that all options immediately became vested and exercisable.

On June 5, 2008, members of the Board and employees exercised a total of 1,440,000 options in Ocean Rig ASA at a volume weighted average strike price of NOK 40.62.

As a result of this exercise, Ocean Rig sold 1,440,000 Ocean Rig shares at a volume weighted average price of NOK 40.62 per share to members of the Board and employees. Following the exercise of options there were no options outstanding.

The following table summarizes activity for the Company’s outstanding stock options from December 31, 2006 through May 14, 2008.

	Exercise Price Equal to or Greater
	Than Grant Date Share Fair Value
		Weighted
		Average
	Number of	Exercise
	Shares	Price

Balance at December 31, 2007	4,742,500	45.52
Exercised during 2008	—
Granted	365,000	39.06
Forfeited	(3,667,500)	46.80

Balance at May 14, 2008	1,440,000	40.62

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the Period Ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

At January 1, 2008, the following options had been granted and were vested:

			Weighted
			Average
			Exercise
	Granted	Vested	Price
			(NOK)

Chairman	700,000	233,333	46.25
Members of the Board	700,000	233,333	44.34
Management	2,737,500	1,167,500	46.00
Others	605,000	130,000	43.85

Total	4,742,500	1,764,166	45.52

The estimated fair value is calculated using a Black-Scholes option pricing model and is expensed evenly over the vesting period for the share options and is included in salaries and other personnel expenses. However, when all options became vested on May 14, 2008 the remaining fair value was expensed immediately. Share option expense in 2008 was $2,675 and this was expensed in the period ended May 14, 2008.

12.	Earnings / (loss) per share

Basic earnings per share is calculated by dividing net profit/ (loss) for the year by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share is calculated by dividing the net profit/(loss) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would have been issued on the conversion of options into ordinary shares.

The following reflects the income and the share data used in the basic and diluted earnings per share computations:

Weighted
		Weighted		Earnings/	Average	Diluted
	Earnings/(Loss)	Average		(Loss)	Shares	Earnings/
	Applicable to	Shares	Basic Earnings	Applicable to	Outstanding	(Loss) per
	Common Shares	Outstanding	/(Loss) per	Diluted Shares	Diluted	Share
	(Numerator)	(Denominator)	Share Amount	(Numerator)	(Denominator)	Amount

For the year ended May 14, 2008:	(23,396)	162,171,380	(0.14)	(23,396)	162,171,380	(0.14)

13.	Income Taxes:

Ocean Rig, the holding company of the drilling segment and some of its subsidiaries are incorporated and domiciled in Norway, and as such, are in general subject to Norwegian income tax of 28%. Participation exemption normally applies to equity investments in the EEA (European Economic Area) except investments in low-tax countries. The model may also apply to investments outside of the EEA (except low-tax countries) to the extent the investment for the last two years have constituted at least 10% of the capital and votes in the entity in question. The Norwegian entities are subject to the Norwegian participation exemption model which implies that only 3% of dividend income and capital gains that are received by Norwegian companies are subject to tax. In effect this gives an effective tax of total income under the participation exemption for Norwegian companies of 0.84% (3% * 28%).

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the Period Ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

Ocean Rig ASA operates through its various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. The countries in which Ocean Rig ASA operates have taxation regimes with varying nominal rates, deductions, credits and other tax attributes. Consequently, there is not expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes.

A summary of income/(loss) before tax, annual tax expense, the tax effects of temporary and permanent differences and the calculation of deferred tax are presented below.

Allocation of income/(loss) before tax are as follows:

Period from
January 1 to
May 14, 2008

Norway	$(17,146)
UK	(63)
Canada	(112)
USA	(4,438)

Total	$(21,759)

The tables below shows for each entity’s total income tax expense and provision/(benefit) for income taxes for the period:

Period from
January 1 to
May 14, 2008

Norway (28%)	$5
UK (28%)	772
Canada (10% — 19%)	—
USA (15% — 35%)	860

Current tax expense	$1, 637
Deferred tax expense	—

Taxes	$1,637

Effective tax rate	(7.5)%

Taxes have not been calculated on OCI items as valuation allowances would result in no recognition of deferred tax.

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the Period Ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

Reconciliation of total tax cost:

Period from
January 1 to
May 14, 2008

Tax rate of 28% (Norwegian tax rate) multiplied by profit/(loss) before tax	$(6,093)
Change in valuation allowance	25,082
Differences in tax rates	5,766
Effect of permanent differences	18,162
Changes in assessment of tax loss carry forward and other differences	(41,286)
Withholding tax	6

Total	$1,637

Following the completion of the Erik Raude operations in Canada 2002 — 2004, the Canada Revenue Agency (CRA) has suggested changing the Canadian 2002 — 2005 tax returns for Ocean Rig 2 AS. This may reduce the tax loss carry forward in Canada. However, it will not impact the tax loss carry forward in Norway. There is no indication that there will be any tax payable to Canada resulting from such changes.

Ocean Rig is subject to changes in tax laws, treaties, regulations and interpretations in and between the countries in which its subsidiaries operate. A material change in these tax laws, treaties, regulations and interpretations could result in a higher or lower effective tax rate on worldwide earnings.

Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company’s assets and liabilities at the applicable tax rates in effect. The significant components of deferred tax assets and liabilities are as follow:

Period from
January 1 to
Temporary Differences — Tax Effects	May 14, 2008

Deferred tax assets
Accrued expenses	$374
Tax loss carry forwards	296,930

Total deferred tax assets	297,304

Deferred tax liabilities
Accelerated depreciation of assets for tax purposes	(198,134)
Pension assets	764

Total deferred tax liabilities	(197,370)

Net deferred tax asset	99,934

Valuation allowance	(99,934)

Net deferred tax assets	—

Short-term deferred tax assets	374
Short-term portion of valuation allowance	(374)
Long-term net deferred tax assets	99,560
Long-term portion of valuation allowance	(99,560)

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the Period Ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

Based on the Company’s historical taxable losses and the lack of certainty regarding the size of future taxable profits, the realization of the deferred tax assets is uncertain. Accordingly, no deferred tax asset has been included in the balance sheet as a valuation allowance has been recorded as of May 14, 2008.

Deferred taxes have not been provided for in circumstances where the Company does not expect the operations in a jurisdiction to give rise to future tax consequences, due to the structure of operations and applicable law. Should its expectations change regarding the expected future tax consequences, the Company may be required to record additional deferred taxes that could have a material adverse effect on its consolidated statement of financial position, results of operations or cash flows.

A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The Company provides a valuation allowance to offset deferred tax assets for net operating losses (“NOL”) incurred during the year in certain jurisdictions and for other deferred tax assets where, in the Company’s opinion, it is more likely than not that the financial statement benefit of these losses will not be realized. The Company provides a valuation allowance for foreign tax loss carry forward to reflect the possible expiration of these benefits prior to their utilization.

The Company has tax losses, which arose in Norway of $1,023,253 at May 14, 2008, that are available indefinitely for offset against future taxable profits of the companies in which the losses arose. All of these amounts are related to Ocean Rig ASA, Ocean Rig Norway AS, Ocean Rig 1 AS and Ocean Rig 2 AS.

The Company had tax losses, which arose in Canada of $28,846 at May 14, 2008, that are available indefinitely for offset against future taxable profits of the company in which the losses arose. The tax loss in Canada may be deducted in the future only against income and proceeds of disposition derived from resource properties owned at the time of the acquisition of control, or the Weymouth well. Thus the possibility for utilization of this tax position is in practice expired for the period after the change of control in Ocean Rig on May 14, 2008.

The Company’s income tax returns are subject to review and examination in the various jurisdictions in which the Company operates. Currently one tax audit is open. The Company may contest any tax assessment that deviates from its tax filing. However, this review is not expected to incur any tax payables.

The Company accrues for income tax contingencies that it believes are more likely than not exposures in accordance with the provisions of guidance related to accounting for uncertainty in income taxes.

The Company accrues interest and penalties related to its liabilities for unrecognized tax benefits as a component of income tax expense. During the period ended May 14, 2008, the Company did not incur any interest or penalties.

Ocean Rig ASA, and/or one of its subsidiaries, filed federal and local tax returns in several jurisdictions throughout the world.

14.	Segment information:

The Company has one operating segment which is offshore drilling operations and this is consistent with management reporting and decision making.

For the period ended May 14, 2008, all of the consolidated revenues related to the operations of the Company’s two drilling rigs.

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the Period Ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

14.1 Products and services

The Leiv Eiriksson commenced drilling in January 2008 in the North Sea under the Shell contract. The Shell contract was accounted for as Term Contract as described in Note 2 (r). Revenues derived from the contract are partly accounted for as a lease, where the lease of the “applicable” rig is recognized to the statement of operation as Leasing revenue on a straight line basis over the lease period, while the drilling services element is recognized in the period when drilling services are rendered as Service revenue.

Eirik Raude operated in the US Gulf of Mexico under a contract with Exxon Mobil from 2007 until October 9, 2008, when it commenced a three-year contract with Tullow Oil to drill offshore Ghana. Both, the ExxonMobil and the Tullow contracts qualify as Term Contracts, as described in Note 2 (r). Accounting for the contract follows the same principles as described for the Shell contract as outlined above.

As of May 15, 2008, the estimated future minimum lease payment is $926,000 based upon an estimated 95% earnings efficiency and the contract expires in 2011. The estimated minimum lease payment is distributed over 2008, 2009, 2010 and 2011 with $232,000, $341,000, $224,000 and $129,000 respectively.

14.2 Geographic segment information for offshore drilling operations

The revenue shown in the table below is revenue per country based upon the location that the drilling takes place related to the Offshore Drilling Operation segment:

Period from
January 1 to
May 14, 2008

USA	50,922
Norway	5,636
UK	39,897
Ireland	2,616
Canada	0
Angola	101
Other	—

Total	99,172

The drilling rigs Leiv Eiriksson and Eirik Raude constitute the Company’s long lived assets. As of May 14, 2008, the rigs were owned by Norwegian entities.

14.3 Information about Major customers:

The Company’s customers are oil and gas exploration and production companies, including major integrated oil companies, independent oil and gas producers and government-owned oil and gas companies.

Drilling contracts individually accounted for more than 10% of the Company’s drilling rig revenues during the period ended May 14, 2008 were as follows:

Period Ended
May 14, 2008

Customer A	49%
Customer B	—
Customer C	51%

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the Period Ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

The loss of any of these significant customers could have a material adverse effect on the Company’s results of operations if they were not replaced by other customers.

15.	Commitments and contingencies

15.1 Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business.

The Company has obtained insurance for the assessed market value of the rigs. However, such insurance coverage may not provide sufficient funds to protect the Company from all liabilities that could result from its operations in all situations. Risks against which the Company may not be fully insured or insurable for include environmental liabilities, which may result from a blow-out or similar accident, or liabilities resulting from reservoir damage alleged to have been caused by the negligence of the Company.

The Company’s loss-of-hire insurance coverage does not protect against loss of income from day one, but will be effective after 45 days’ off-hire. The occurrence of casualty or loss, against which the Company is not fully insured, could have a material adverse effect on the Company’s results of operations and financial condition. The insurance covers approximately one year with loss of hire.

As part of the Company’s normal course of operations, its customers may disagree on amounts due to us under the provision of the contracts which are normally settled though negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as we reach agreement with the customer on the amounts due. Except for the matters discussed below, the Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.

In the period ended May 14, 2008, the Company recognized a provision of $3,100 for a claim that was subsequently settled in July, from an investment bank in relation to DryShips’ acquisition of Ocean Rig. Maximum exposure related to the claim was $24,000. On July 21, 2009 Ocean Rig ASA made a settlement with the investment bank equivalent to the provision.

15.2 Rental payments

Ocean Rig entered into a five year office lease agreement with Vestre Svanholmen 6 AS which commenced on July 1, 2007. This lease includes an option for an additional five years term which must be exercised at least six months prior to the end of the term of the contract which expires in June 2012. As of May 14, 2008, the future obligations amount to $900 for 2008, $1,500 for 2009, $1,400 for 2010, $1,200 for 2011 and $700 for 2012.

OCEAN RIG UDW INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OCEAN RIG UDW INC.

Consolidated Balance Sheets
As of December 31, 2010 and March 31, 2011

	December 31,	March 31,
	2010	2011
	(Unaudited)
	(Expressed in thousands of
	U.S. dollars — except for share
	and per share data)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$95,707	$30,007
Restricted cash	512,793	239,999
Trade accounts receivable, net	24,286	50,097
Financial instruments (Note 8)	1,538	1,675
Other current assets	37,682	64,696

Total current assets	672,006	386,474

FIXED ASSETS, NET:
Rigs under construction (Note 5)	1,888,490	832,377
Drilling rigs, machinery and equipment, net (Note 6)	1,249,333	2,968,198

Total fixed assets, net	3,137,823	3,800,575

OTHER NON CURRENT ASSETS:
Restricted cash	50,000	50,000
Intangible assets, net	10,506	10,145
Above market acquired time charter	1,170	819
Other non-current assets	472,193	186,724

Total non current assets, net	533,869	247,688

Total assets	$4,343,698	$4,434,737

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 7)	$560,561	$486,727
Accounts payable	6,189	10,581
Due to related parties (Note 4)	—	130,384
Accrued liabilities	45,631	79,756
Deferred revenue	40,205	58,517
Financial instruments (Note 8)	12,503	9,051
Other current liabilities	2,829	2,670

Total current liabilities	667,918	777,686

NON CURRENT LIABILITIES
Long term debt, net of current portion (Note 7)	696,986	651,424
Financial instruments (Note 8)	96,901	94,011
Deferred tax liability	209	209
Pensions	602	805

Total non current liabilities	794,698	746,449

COMMITMENTS AND CONTINGENCIES (Note 12)	—	—
STOCKHOLDERS’ EQUITY:
Common stock, $0.01 par value; 250,000,000 shares authorized, 131,696,928 issued and outstanding at December 31, 2010 and March 31, 2011	1,317	1,317
Additional paid in capital	3,457,444	3,458,032
Accumulated other comprehensive loss	(60,722)	(60,658)
Retained earnings	(516,957)	(488,089)

Total stockholders’ equity	2,881,082	2,910,602

Total liabilities and stockholders’ equity	$4,343,698	$4,434,737

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.

Unaudited Interim Condensed Consolidated Statements of Operations
For the Three-Month Periods Ended March 31, 2010 and 2011

	Three Months Ended 31, March
	2010	2011
	(Expressed in thousands of
	U.S. dollars — except for share
	and per share data)

REVENUES:
Leasing revenues	$36,257	$36,235
Service revenues	44,304	73,442
Other revenues/(amortization)	(305)	(351)

Total revenues	80,256	109,326

EXPENSES:
Drilling rigs operating expenses	29,100	41,850
Depreciation and amortization	18,468	28,197
General and administrative expenses	5,517	6,100

Operating profit	27,171	33,180

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 9)	(2,889)	(2,624)
Interest income (Note 10)	1,658	5,653
Gain/(loss) on interest rate swaps (Note 8)	(9,509)	(1,517)
Other, net (Note 8)	(683)	137

Total expenses net	(11,423)	1,649

INCOME BEFORE INCOME TAXES	15,748	34,829

Income taxes (Note 11)	(4,577)	(5,961)

NET INCOME	11,171	28,868

EARNINGS PER SHARE, BASIC AND DILUTED	0.11	0.22
WEIGHTED AVERAGE NUMBER OF SHARES, BASIC AND DILUTED (Note 3)	103,125,500	131,696,928

Total Comprehensive Income	1,859	28,932

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

OCEAN RIG UDW INC.

Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the Three-Month Periods Ended March 31, 2010 and 2011

	Three Months Ended 31 March
	2010	2011
	(Expressed in thousands of
	U.S. dollars — except for share
	and per share data)

Net Cash Provided by Operating Activities	64,701	74,308

Cash Flows from Investing Activities:
Advances for rigs under construction	(331,429)	(394,934)
Drillship options	—	(20,000)
Drilling rigs, equipment and other improvements	(1,165)	(1,084)
Decrease/(Increase) in restricted cash	(33,137)	274,774

Net Cash used in Investing Activities	(365,731)	(141,244)

Cash Flows from Financing Activities:
Capital contribution by stockholders	352,642	588
Proceeds from credit facilities	634	326,481
Proceeds from shareholder short-term loan	—	127,500
Payments of credit facilities	(30,440)	(453,333)
Payment of financing costs	(400)	—

Net Cash provided by/ (used in) Financing Activities	322,436	1,236

Net increase/(decrease) in cash and cash equivalents	21,406	(65,700)
Cash and cash equivalents at beginning of period	234,195	95,707

Cash and cash equivalents at end of period	255,601	30,007

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.

Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Ocean Rig UDW Inc. and its subsidiaries (collectively, the “Company,” “Ocean Rig UDW” or “Group”). Ocean Rig UDW was formed under the laws of the Republic of the Marshall Islands on December 10, 2007 under the name Primelead Shareholders Inc.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Consolidated Financial Statements.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the three-month period ended March 31, 2011 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2011.

2.	Significant Accounting policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies can be found in the Company’s Consolidated Financial Statements for the year ended December 31, 2010. There have been no material changes to these policies in the three-month period ended March 31, 2011

In September 2009, the FASB ratified Accounting Standards Update (ASU) 2009-13 (ASU 2009-13) (previously Emerging Issues Task Force (EITF) Issue No. 08-1, Revenue Arrangements with Multiple Deliverables (EITF 08-1)). ASU 2009-13 superseded EITF 00-21 and addresses criteria for separating the consideration in multiple-element arrangements. ASU 2009-13 requires companies to allocate the overall consideration to each deliverable by using a best estimate of the selling price of individual deliverables in the arrangement in the absence of vendor-specific objective evidence or other third-party evidence of the selling price. ASU 2009-13 was effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and for Ocean Rig is effective from 1 January 2011 The Company implemented the new guidance January 1, 2011 on a prospective basis. The revisions to the criteria for separating consideration did not and will not impact the Company’s accounting for revenue recognition because the guidance for allocating arrangement consideration between leasing and non-leasing elements is unchanged.

3.	Shareholders’ equity

There is one class of common shares, and each common share is entitled to one vote at the General Meeting.

Prior to December 8, 2010, the Company’s authorized capital stock consisted of 500 common shares, par value $20.00 per shares. During December 2010, the Company adopted, amended and restated articles of incorporation pursuant to which its authorized capital stock will consist of 250,000,000 common shares, par value $0.01 per share; and (ii) declared and paid a stock dividend of 103,125,000 shares of its common stock to its sole shareholder, DryShips. On December 21, 2010 the Company completed through a private placement the sale of an aggregated of 28,571,428 common shares at $17.50 per share. Net proceeds from the private

OCEAN RIG UDW INC.

Notes to Unaudited Interim Condensed Consolidated Financial Statements — (Continued)
March 31, 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

placement were $488,301, including $11,699 in attributable costs. The stock dividend has been accounted for as a stock split. As a result, we reclassified approximately $1,021 from APIC to common stock, which represents the par value per share of the shares issued. All previously reported share and per share amounts have been restated to reflect the stock dividend.

At December 31, 2010 and March 31, 2011 the Company’s common capital stock consist of 250,000,000 authorized shares of which 131,696,928 shares with par value $0.01 per shares were issued and outstanding.

4.	Transactions with Related Parties:

Management Agreements with Cardiff Marine Inc. (Cardiff) and Vivid Finance Ltd.

Cardiff engages primarily in the management of ocean-going vessels, including but not limited to vessels owned by DryShips Inc., Ocean Rigs largest shareholder. Cardiff is beneficially majority-owned by the Chairman and Chief Executive Officer of DryShips, Mr. George Economou. In addition, Cardiff has management agreements in place with the Company relating to Hulls 1837 and 1838 for a management fee of $40 per month per hull.

The management agreements also provide for: (i) chartering commission of 1.25% on the revenue earned; (ii) a commission of 1.00% on all gross shipyards payments or sale proceeds for drillships; (iii) a commission of 1% on loan financing or refinancing; and (iv) a commission of 2% on insurance premiums. The management agreements were terminated effective December 21, 2010 and replaced by Vivid Finance and Global service agreements, however all obligations to pay for services rendered by Cardiff prior to termination remained in full effect, which amounted to $5.8 million as of December 31, 2010 and is due and payable in 2011.

Under this agreement Vivid Finance Ltd, a company controlled by the Chairman, President and Chief Executive Officer, Mr. George Economou, provides consultancy services on financing matters for Dryships and its affiliates, subsidiaries or holding companies, including the Company, as directed by DryShips. Under this agreement, Vivid Finance provides consulting services relating to (i) the identification, sourcing, negotiation and arrangement of new loan and credit facilities, interest swap agreements, foreign currency contracts and forward exchange contracts; (ii) the raising of equity or debt in the public capital markets; and (iii) the renegotiation of existing loan facilities and other debt instruments. In consideration for these services, Vivid Finance is entitled to a fee of twenty basis points, or 0.20%, on the total transaction amount. The Company does not pay for services provided in accordance with this agreement. Dryships Inc. pays for the services. Accordingly, these expenses are recorded in the consolidated statement of operations (or as otherwise required by US GAAP) and as a shareholders contribution to capital.

Under the Global Services Agreement with Dryships, Cardiff, a company controlled by Mr. George Economou, or its subcontractor, will (i) provide consulting services related to identifying, sourcing, negotiating and arranging new employment for offshore assets of DryShips and its subsidiaries, including our drilling units; and (ii) identify, source, negotiate and arrange the sale or purchase of the offshore assets of DryShips and its subsidiaries, including our drilling units. In consideration of such services, DryShips will pay Cardiff a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. The Company does not pay for services provided in accordance with this agreement. These expenses will however be recorded in the consolidated statement of operations and as a shareholders contribution to capital.

In the period January 1 to March 31, 2010 and the period January 1 to March 31, 2011 total charges from Cardiff under the management agreements amounted to $1,293 and $5,774 respectively. Costs from

OCEAN RIG UDW INC.

Notes to Unaudited Interim Condensed Consolidated Financial Statements — (Continued)
March 31, 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

management service agreements are capitalized as a component of “Rigs under construction,” being directly attributable cost to the construction.

In the period from January 1, 2011 to March 31, 2011, total charges from Vivid Finance were $650 and charged to debt issuance cost associated with the $325 million bridge loan as discussed in note 7.

Legal services

Mr. Savvas D. Georghiades, a member of the Company’s board of directors, provides legal services to the Company through his law firm, Savvas D. Georghiades, Law Office. In the period January 1 to March 31, 2010 and January 1 to March 31, 2011, the Company and the subsidiary Primelead Limited paid a fee of Euro 38,085 and Euro 0 respectively for the legal services provided by Mr. Georghiades.

Related party transactions on the balance sheet

Dryships, makes a number of payments towards yard installments, loan installments, loan interest and interest rate swap payments on behalf of Ocean Rig UDW. The amount payable to Dryships Inc. included in the accompanying consolidated balance sheets amounted to payables of $127,500 as of March 31, 2011. There were no receivables or payables as of December 31, 2010.

As of December 31, 2010 and March 31, 2011, $0 and $2,884 were outstanding to Cardiff respectively.

5.	Advances for Rigs under Construction:

The amounts shown in the accompanying consolidated balance sheets include milestone payments relating to the shipbuilding contracts with the shipyards, supervision costs and any material related expenses incurred during the construction periods including 1% commissions to related parties for Hulls 1837 and 1838, all of which are capitalized in accordance with the accounting policy discussed in Note 2 in the Company’s Consolidated Financial Statements for the year ended December 31, 2010.

As of December 31, 2010 and March 31, 2011, the advances for rigs under construction are set forth below:

			December 31, 2010
					Rig Fair Value
Vessel	Delivery/	Contract	Contract	Capitalized	Adjustments at	Transfer to
Name	Expected Delivery	Amount	Payments	Expenses	Acquisition Date	Complete	Total

H1837	January 3, 2011	$696,524	407,505	78,031	89,000	—	$574,536
H1838	March 30, 2011	695,000	407,505	55,670	89,000	—	552,175
H1865	July 2011	731,987	374,833	33,033	—	—	407,866
H1866	September 2011	731,614	322,812	31,101	—	—	353,913

		$2,855,125	1,512,655	197,835	178,000	—	$1,888,490

OCEAN RIG UDW INC.

Notes to Unaudited Interim Condensed Consolidated Financial Statements — (Continued)
March 31, 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

			March 31, 2011
					Rig Fair Value
Vessel	Delivery/	Contract	Contract	Capitalized	Adjustments at	Transfer to
Name	Expected Delivery	Amount	Payments	Expenses	Acquisition Date	Complete	Total

H1837	January 3, 2011	$696,524	696,524	95,735	89,000	(881,259)	$—
H1838	March 30, 2011	695,000	695,906	79,451	89,000	(864,357)	—
H1865	July 2011	731,987	374,833	45,167	—	—	420,000
H1866	September 2011	731,614	374,832	37,545	—	—	412,377

		$2,855,125	2,142,095	257,898	178,000	(1,745,616)	$832,377

During the year ended December 31, 2010 and the three-months ended March 31 2011, movement of the advances for drillships under construction was as follows:

Balance at January 1, 2010	$1,178,392
Advances for drillships under construction	592,085
Capitalized interest	35,781
Capitalized expenses	78,249
Related parties	3,983

Balance at, December 31, 2010	$1,888,490

Balance at January 1, 2011	$1,888,490
Advances for drillships under construction	629,440
Capitalized interest	16,117
Capitalized expenses	38,173
Related parties	5,774
Transfer to complete	(1,745,616)

Balance at, March 31, 2010	$832,376

6.	Drilling Rigs, machinery and equipment:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

		Accumulated	Net Book
	Cost	Depreciation	Value

Balance, December 31, 2010	$1,440,117	(190,785)	$1,249,333
Transfer in from rigs under construction	1,745,616	—	1,745,616
Additions	1,084	—	1,084
Depreciation	—	(27,834)	(27,834)
Disposals	—	—	—

Balance, March 31, 2011	$3,186,817	(218,619)	$2,968,199

As of March 31, 2011, all of the Company’s drilling rigs and drillships under construction have been pledged as collateral to secure the bank loans (Note 7).

OCEAN RIG UDW INC.

Notes to Unaudited Interim Condensed Consolidated Financial Statements — (Continued)
March 31, 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

7.	Long-term Debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31,	March 31,
	2010	2011

Two 562,500 Loan Agreements	$194,524	$196,654
1,040,000 Credit Facility	675,833	637,500
325,000 Credit Facility	—	325,000
230,000 Credit Facility	115,000	—
300,000 Credit Facility	300,000	—

Total loan Facilities outstanding	1,285,357	1,159,154
Less: Deferred financing costs	(27,810)	(21,003)

Total debt reflected in balance sheet	1,257,547	1,138,151
Less: Current portion	(560,561)	(486,727)

Long-term portion	$696,986	$651,424

The principal payments, excluding deferred financing costs, to be made during each of the twelve-month periods subsequent to March 31, 2011 for the loan payments as classified in the balance sheet, are as follows:

March 31, 2011	$488,750
March 31, 2012	195,000
March 31, 2013	475,404

Total principal payments	1,159,154
Less: Financing fees	(21,003)

Total debt	$1,138,151

During the three-month period ended March 31, 2011, the Company made scheduled principal payments and prepayments of $453.3 million.

Please refer to Note 10 to the Company’s Consolidated Financial Statements for the year ended December 31, 2010 for a discussion of the Company’s various credit facilities and material loan covenants contained therein.

On December 21, 2010, Drillship Hydra Owners Inc. entered into a $325.0 million short-term loan facility with a syndicate of lenders for the purpose of (i) meeting the ongoing working capital needs of Drillships Hydra Owners Inc.; (ii) financing the partial repayment of existing debt in relation to the purchase of the Ocean Rig Corcovado; and (iii) financing the payment of the final installment associated with the purchase of said drillship. This loan facility was repayable in full in June 2011 and bore interest at a rate of LIBOR plus a margin. We drew down the full amount of this loan on January 5, 2011 and we repaid the full amount of this loan on April 20, 2011 with borrowings under the $800.0 million senior secured term loan agreement

This loan agreement was secured by, among other things, a first priority mortgage on the Ocean Rig Corcovado. This loan agreement was guaranteed by DryShips and by us and contains certain financial covenants measured on the DryShips financial accounts. The loan agreement contains customary restrictive

OCEAN RIG UDW INC.

Notes to Unaudited Interim Condensed Consolidated Financial Statements — (Continued)
March 31, 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

covenants and events of default, including non-payment of principal or interest, breach of covenants or material misrepresentations, bankruptcy, change of control and impose restrictions on the payments of dividends and employment of the vessels.

As of December 31, 2010, the Company had six open credit facilities, which are reduced in quarterly and semi-annual installments or bullets. The aggregate available unused amounts under these facilities at December 31, 2010 and March 31, 2011 were $930.5 and $928.3, respectively. The Company is required to pay a quarterly commitment fee of 0.60% per annum of the unutilized portion of the line of credit. Interest is payable at a rate based on LIBOR plus a margin. As of March 31, 2011 any further drawdowns under these credit facilities must be fully cash collateralized. However, as part of restructuring of one credit facility, as referred to in note 13.4, an additional $495.0 million can be drawn.

Total interest and debt issuance amortization incurred on long-term debt for the three-month periods ended March 31, 2010 and 2011, amounted to $14,156 and $16,845 respectively, of which $14,039 and $16,117 respectively, were capitalized as part of the cost of the Drill Rigs under construction. Total interest incurred on long-term debt, net of capitalized interest, are included in “Interest and finance costs” in the accompanying unaudited interim condensed consolidated statement of operations.

The weighted-average interest rates on the above outstanding loans and credit facilities for the applicable periods were: Three-month period ended March 31, 2011 3.0% and year ended December 31, 2010 4.5%.

The outstanding loans above are secured by a first priority mortgage over the drillships/drill rigs or assignment of shipbuilding contracts, corporate guarantee, and a first assignment of all freights, earnings, insurances and requisition compensation. The loans contain covenants including restrictions, without the bank’s prior consent, as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels, change in the general nature of the Company’s business, and maintaining an established place of business in the United States or the United Kingdom. The loan described under the 1,040,000 Credit Facility also contains certain financial covenants relating to the Company’s financial position, operating performance and liquidity. The loans described under the Two 562,500 Loan Agreements and the 325,000 Credit Facility above also contain certain financial covenants relating to the consolidated financial position of DryShips Inc., operating performance and liquidity.

A default situation in DryShips could have a substantial effect on the Company. Should DryShips fail to pay loan installments as they fall due, this would result in a cross-default on the Company’s facilities. As per December 31, 2010 and March 31, 2011 there was no default situation in DryShips and therefore no cross-default for the Company’s loans.

8.	Financial Instruments and Fair Value Measurements:

All derivatives are carried at fair value on the consolidated balance sheets at each period end.

	December 31, 2010			March 31, 2011
		Foreign			Foreign
		Currency		Interest	Currency
	Interest	Forward		Rate	Forward
	Rate Swaps	Contracts	Total	Swaps	Contracts	Total

Current Assets	$—	1,538	$1,538	$—	1,675	$1,675
Current liabilities	(12,503)	—	(12,503)	(9,051)	—	(9,051)
Non-current liabilities	(96,901)	—	(96,901)	(94,011)	—	(94,011)

Total	$(109,404)	1,538	$(107,866)	$(103,062)	1,675	$(101,387)

OCEAN RIG UDW INC.

Notes to Unaudited Interim Condensed Consolidated Financial Statements — (Continued)
March 31, 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

		Asset Derivatives			Liability Derivatives
		December 31,	March 31,		December 31,	March 31,
Derivatives Designated as		2010	2011		2010	2011
Hedging Instruments	Balance Sheet Location	Fair value	Fair value	Balance Sheet Location	Fair value	Fair value

Interest rate swaps	Financial instruments	$—	$—	Financial instruments non-current liabilities	$(36,523)	$—

Total derivatives designated as hedging instruments		—	—		(36,523)	—

Derivatives not Designated as
Hedging Instruments
Interest rate swaps	Financial Instruments current assets	—	—	Financial Instruments current liabilities	(12,503)	(9,051)
Interest rate swaps	Financial Instruments non- current assets	—	—	Financial instruments-non current liabilities	(60,378)	(94,011)
Foreign currency forward contracts	Financial instruments current assets	1,538	1,675	Financial instruments current liabilities	—	—
Total derivatives not designated as hedging instruments		1,538	1,675		(72,881)	(103,062)

Total derivatives		$1,538	$1,675	Total derivatives	$(109,404)	$(103,062)

The effect of Derivative Instruments qualifying as hedging instruments recognized in accumulated other comprehensive income during the periods:

	Amount of Gain/(Loss)
	Recognized in OCI on
	Derivatives
	(Effective Portion)
	Three-Month	Three-Month
	Period Ended	Period Ended
Derivatives Designated for Cash Flow Hedging Relationships	March 31, 2010	March 31, 2011

Interest rate swaps — unrealized gains/(losses)	$(8,534)	$—

Total	$(8,534)	$—

No portion of the cash flow hedges shown above was ineffective during 2010. Effective January 1, 2011 the Company removed the designation of the cash flow hedges and discontinued hedge accounting for the associated interest rate swaps.

During the three-month period ended March 31, 2010 and 2011, no losses were transferred from Other Comprehensive Income (OCI) loss on cash flow hedges into the statement of operations. The estimated net amount of existing losses at March 31, 2010 that will be reclassified into earning within the next twelve months is $15,178.

OCEAN RIG UDW INC.

Notes to Unaudited Interim Condensed Consolidated Financial Statements — (Continued)
March 31, 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

The effects of derivative instruments not designated or qualifying as hedging instruments on the unaudited interim condensed consolidated statement of operations:

		Amount of Gain/(Loss)
		Three-Month	Three-Month
Derivatives Not Designated as	Location of Gain or	Period Ended	Period Ended
Hedging Instruments	(Loss) Recognized	March 31, 2010	March 31, 2011

Foreign currency forward contracts	Other, net	$(683)	$137
Interest rate swaps	Gain/(loss) on interest rate swaps	(9,509)	(1,517)

Total		$(10,192)	$(1,380)

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in the accompanying consolidated statement of operations. Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in the accompanying consolidated statement of operations.

The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. The Company enters into foreign currency forward contracts in order to manage risks associated with future hire rates and fluctuations in foreign currencies, respectively.

The carrying amounts of cash and cash equivalents, restricted cash and trade accounts receivable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company. The fair value of foreign currency forward contracts was based on the forward exchange rates.

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1:  Quoted market prices in active markets for identical assets or liabilities.

Level 2:  Observable market- based inputs or unobservable inputs that are corroborated by market data.

Level 3:  Unobservable inputs that are not corroborated by market data.

OCEAN RIG UDW INC.

Notes to Unaudited Interim Condensed Consolidated Financial Statements — (Continued)
March 31, 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of the valuation date.

		Quoted Prices
		in Active	Significant
		Markets for	Other
		Identical	Observable	Unobservable
	March 31,	Assets	Inputs	Inputs
	2011	(Level 1)	(Level 2)	(Level 3)

Recurring measurements:
Interest rate swaps-liability position	$(103,062)	—	(103,062)	$—
Foreign currency forward contracts — liability position	1,675	1,675	—	—

Total	$(101,387)	1,675	(103,062)	$—

9.	Interest and Finance costs:

The amounts in the accompanying unaudited interim condensed consolidated statements of operations are analyzed as follows:

	Three - Month Period Ended March 31,
	2010	2011

Interest on long-term debt(*)	$8,491	$16,845
Capitalized interest	(8,374)	(16,117)
Long-term debt commitment fees and Bank charges	2,772	1,896

Total	$2,889	$2,624

(*)	In addition, a portion of interest expenses was recorded in accumulated other comprehensive loss related to cash flow hedges of the variability of interest on borrowings that was capitalized as part of rigs under construction. The amounts recorded were $0 and $5,665 for the three month periods end March 31 2011 and 2010, respectively.

10.	Interest income:

The amounts in the accompanying unaudited interim condensed statements of operations are analyzed as follows:

	Three- Month Period Ended
	March 31,
	2010	2011

Interest Income	$1,658	$5,653

Total	$1,658	$5,653

11.	Income Tax

Ocean Rig UDW operates through its various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates in the countries in which operations are

OCEAN RIG UDW INC.

Notes to Unaudited Interim Condensed Consolidated Financial Statements — (Continued)
March 31, 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

conducted and income is earned. The countries in which Ocean Rig UDW operates have taxation regimes with varying nominal rates or no system of corporate taxation, as well differing deductions, credits and other tax attributes. Consequently, there is not an expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes.

12.	Commitments and Contingencies

12.1 Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business.

The Company has obtained insurance for the assessed market value of the rigs. However, such insurance coverage may not provide sufficient funds to protect the Company from all liabilities that could result from its operations in all situations. Risks against which the Company may not be fully insured or insurable for include environmental liabilities, which may result from a blow-out or similar accident, or liabilities resulting from reservoir damage alleged to have been caused by the negligence of the Company.

The Company’s loss of hire insurance coverage does not protect against loss of income from day one, but will be effective after 45 days’ off-hire. The occurrence of casualty or loss, against which the Company is not fully insured, could have a material adverse effect on the Company’s results of operations and financial condition. The insurance covers approximately one year with loss of hire.

As part of our normal course of operations, our customer may disagree on amounts due to us under the provision of the contracts which are normally settled though negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as we reach agreement with the customer on the amounts due. Except for the matters discussed below, the Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to our business.

Ocean Rig’s Leiv Eiriksson operated in Angola in the period 2002 to 2007. Ocean Rig understands that the Angolan government has retroactively levied import/export duties for two importation events in the period 2002 to 2007. As Ocean Rig has formally disputed all claims in relation to the potential duties, no provision has been made. The maximum amount is estimated to be between $5 and $10 million. The Company believes that the assessment of duties is without merit and that the Company will not be required to pay any material amount.

12.2 Contractual revenue

Future minimum contractual revenue, based on vessels and rigs committed to long-term contracts as of March 31, 2011, amount to $562 million during 2011, $330 million during 2012, and $60 million during 2013.

12.3 Purchase obligations

Ocean Rig has acquired contracts for six drillships, of which two drillships have been delivered, two drillships are under construction and two drillships where construction has not yet commenced. In addition the Company has two options for drillships contracts which have not been exercised. The Ocean Rig Corcovado and the Ocean Rig Olympia were delivered on January 3 and March 30, 2011, respectively. Hull 1865, to be named Ocean Rig Poseidon, and Hull 1866, to be named Ocean Rig Mykonos, are scheduled for delivery

OCEAN RIG UDW INC.

Notes to Unaudited Interim Condensed Consolidated Financial Statements — (Continued)
March 31, 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

during third and fourth quarter 2011 and the remaining two drillships during 2013. As of March 31, 2011, the future obligations in relation to the drillships under construction amounted to $714.6 million for the next 12 months thereafter. On April 27, 2011, we exercised the first and second of four newbuilding drillship options under our option contract with Samsung and, as a result, entered into shipbuilding contracts for the first and second of our seventh generation drillships. As of May 5, 2011, we have made an aggregate of $484.6 million of construction and construction-related payments for our seventh generation drillships and have remaining total construction and construction-related payments of approximately $731.2 million in the aggregate.

12.4 Rental payments

Ocean Rig entered into a five year office lease agreement with Vestre Svanholmen 6 AS which commenced on July 1, 2007. This lease includes an option for an additional five years term which must be exercised at least six months prior to the end of the term of the initial contract which expires in June 2012. As of March 31, 2011, the future obligations amount to $0.7 million for 2011 and $0.4 million for 2012.

13.	Subsequent Events:

We have evaluated all subsequent events through June 7, 2011 the date the financial statements were available to be issued.

13.1 On April 18, 2010, pursuant to the drillship master agreement, the Company exercised the first of its four newbuilding drillship options and entered into a shipbuilding contract for drillship NB #1 for a total yard cost of $608 million. The Company paid $207.6 million to the shipyard in connection with the exercise of the option. Delivery of this hull is scheduled for July 2013.

13.2 On April 18, 2011, the Company entered into an $800 million Syndicated Secured Term Loan Facility to partially finance the construction costs of the Ocean Rig Corcovado and the Ocean Rig Olympia. This facility has a five year term and is repayable in 20 quarterly installments plus a balloon payment payable with the last installment. The facility bears interest at LIBOR plus a margin. The facility is guaranteed by DryShips and Ocean Rig UDW and imposes certain financial covenants on both entities. On April 20, 2011, the Company drew down the full amount of this facility and prepaid its $325 million Bridge Loan Facility.

13.3 During April 2011, the Company borrowed an aggregate of $48.0 million from DryShips through shareholder loans for capital expenditures and general corporate purposes. The balance at March 31, 2010 was $127.5 million. On April 20, 2011, these intercompany loans were repaid. As of the date of this financial statement, no balance exists between the Company and DryShips.

13.4 On April 27, 2011, the Company entered into an agreement with all lenders under the Two $562,000 Loan Agreements to restructure the Two $562,000 Loan Agreements. The principal terms of the restructuring are as follows: (i) the maximum amount permitted to be drawn is reduced from $562.5 million to $495.0 million under each facility; (ii) in addition to the guarantee already provided by DryShips, we provided an unlimited recourse guarantee that will include certain financial covenants that will apply quarterly to Ocean Rig UDW; (iii) the Company is permitted to draw under the facility with respect to the Ocean Rig Poseidon based upon the employment of the drillship under its drilling contract with Petrobras Tanzania, and on April 27, 2010, the cash collateral deposited for this vessel was released; and (iv) the Company is permitted to draw under the facility with respect to the Ocean Rig Mykonos provided the Company has obtained suitable employment for such drillship no later than August 2011.

OCEAN RIG UDW INC.

Notes to Unaudited Interim Condensed Consolidated Financial Statements — (Continued)
March 31, 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

13.5 On April 27, 2011, the Company completed the issuance of $500.0 million aggregate principal amount of 9.5% senior unsecured notes due 2016 offered in a private placement. The net proceeds from the notes offering amounted to approximately $487.5 million.

13.6 On April 27, 2011, pursuant to the drillship master agreement, the Company exercised the second of its four newbuilding drillship options and entered into a shipbuilding contract for drillship NB #2 for a total yard cost of $608.0 million. The Company paid $207.4 million to the shipyard in connection with the exercise of the option. Delivery of this hull is scheduled for September 2013.

13.7 On May 5, 2011, the Company signed a new drilling contract for its 5th generation drilling rig Leiv Eiriksson with Borders & Southern Petroleum plc for performance of exploration drilling offshore the Falkland Islands. This contract replaces the previous contract with Borders & Southern plc for the Eirik Raude. The Leiv Eiriksson will perform the scheduled drilling program in direct continuation after completion of the drilling campaign for Cairn Energy offshore Greenland. The contract is for a two well contract for a period of about 90 days, including three further optional wells. The contract value is approximately $80 million.

13.8 On May 12, 2011, the Company was awarded contracts for the Ocean Rig Corcovado and the Ocean Rig Mykonos by Petróleo Brasileiro S.A (“Petrobras”) for drilling offshore Brazil. The term of each contract is 1095 days, with a total combined value of $1.1 billion. The contract for the Ocean Rig Mykonos will commence directly after delivery from Samsung Heavy Industries in September 2011, while the contract for the Ocean Rig Corcovado will commence in direct continuation of the current contract with Cairn Energy offshore Greenland.

13.9 On May 16, 2011, we entered into an addendum to our option contract with Samsung, pursuant to which Samsung granted us the option for the construction of up to two additional ultra-deepwater drillships, on top of the four original optional drillships, which would be “sister-ships” to our drillships and our seventh generation hulls, with certain upgrades to vessel design and specifications. Pursuant to the addendum, the two additional newbuilding drillship options may be exercised at any time on or prior to January 31, 2012 and one of the two remaining options under the original contract may now be exercised at any time on or prior to January 31, 2012.

13.10 On May 19, 2011, Borders & Southern exercised its option to drill an additional two wells under its contract with the Leiv Eiriksson. The two optional wells have been assigned to Falkland Oil and Gas and provide an additional contract duration of approximately 90 days. The total contract value is now approximately $126 million.

13.11 On May 20, 2011, we paid $10.0 million to Samsung in exchange for Samsung’s agreement to deliver the next newbuilding drillship by November 2013 if we exercise our option by November 22, 2011 under our contract with Samsung.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Ocean Rig UDW Inc.

We have audited the accompanying consolidated balance sheets of Ocean Rig UDW Inc. (“the Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ocean Rig UDW Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, the financial statements as of and for the year ended December 31, 2009 have been restated to correct errors in the application of ASC 835-20, Capitalization of Interest and ASC 815-30, Cash Flow Hedges.

Ernst & Young AS

/s/  Ernst & Young AS

Stavanger, Norway
April 29, 2011

OCEAN RIG UDW INC.

Consolidated Balance Sheets
As of December 31, 2009 and 2010

	December 31,
	2009	December 31,
	(As Restated)	2010
	(Expressed in thousands of
	U.S. dollars — except for share
	and per share data)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$234,195	$95,707
Restricted cash (Note 6)	220,690	512,793
Trade accounts receivable, net	65,486	24,286
Due from related parties (Note 4)	4,934	—
Financial instruments (Note 11)	434	1,538
Other current assets	32,819	37,682

Total current assets	558,558	672,006

FIXED ASSETS, NET:
Rigs under construction (Note 7)	1,178,392	1,888,490
Drilling rigs, machinery and equipment, net (Note 8)	1,317,607	1,249,333

Total fixed assets, net	2,495,999	3,137,823

OTHER NON CURRENT ASSETS:
Restricted cash (Note 6)	—	50,000
Intangible assets, net (Note 9)	11,948	10,506
Above market acquired time charter (Note 9)	2,392	1,170
Pensions (Note 12)	388	—
Other non-current assets (Note 13)	40,700	472,193

Total non current assets, net	55,428	533,869

Total assets	$3,109,985	$4,343,698

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 10)	$537,668	$560,561
Accounts payable	13,591	6,189
Due to related parties (Note 4)	48,110	—
Accrued liabilities	34,235	45,631
Deferred revenue	38,400	40,205
Financial instruments (Note 11)	5,467	12,503
Other current liabilities	4,816	2,829

Total current liabilities	682,287	667,918

NON CURRENT LIABILITIES
Long term debt, net of current portion (Note 10)	662,362	696,986
Financial instruments (Note 11)	64,219	96,901
Deferred tax liability (Note 20)	—	209
Pensions (Note 12)	—	602

Total non current liabilities	726,581	794,698

COMMITMENTS AND CONTINGENCIES (Note 22)	—	—
STOCKHOLDERS’ EQUITY:
Common stock, $0,01 par value; 250,000,000 shares authorized, 131,696,928 issued and outstanding at December 31, 2010 (Note 14)	10	1,317
Additional paid in capital	2,386,953	3,457,444
Accumulated other comprehensive loss	(34,128)	(60,722)
Retained earnings	(651,718)	(516,957)

Total stockholders’ equity	1,701,117	2,881,082

Total liabilities and stockholders’ equity	$3,109,985	$4,343,698

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG UDW INC.

Consolidated Statements of Operations
For the Periods Ended December 31, 2008, 2009 and 2010

	Year Ended
		2009
	2008	(As Restated)	2010
	(Expressed in thousands of U.S. dollars —
	except for share and per share data)

REVENUES:
Leasing revenues	$116,859	$223,774	$141,211
Service revenue	85,251	149,751	261,951
Other revenues	16,553	14,597	2,550

Total Revenues	218,663	388,122	405,712

EXPENSES:
Drilling rigs operating expenses (Note 16)	86,229	133,256	119,369
Depreciation and amortization (Note 8 and 9)	45,432	75,348	75,092
Gain/(loss) of sale assets	—	—	(1,458)
Goodwill Impairment (Note 17)	761,729	—	—
General and administrative expenses	14,462	17,955	19,443

Operating income/(loss)	(689,189)	161,563	190,350

OTHER INCOME/(EXPENSES):
Interest and finance costs (Note 18)	(71,692)	(46,120)	(8,418)
Interest income (Note 19)	3,033	6,259	12,464
Gain/(loss) on interest rate swaps (Note 11)	—	4,826	(40,303)
Other, net (Note 11)	(2,300)	2,023	1,104

Total expenses/ income, net	(70,959)	(33,012)	(35,153)

INCOME /(LOSS) BEFORE INCOME TAXES AND EQUITY IN LOSS OF INVESTEE	(760,148)	128,551	155,197
Income taxes (Note 20)	(2,844)	(12,797)	(20,436)
Equity in loss of investee (Note 5.1)	(1,055)	—

NET INCOME/(LOSS)	(764,047)	115,754	134,761
Less: Net income attributable to non controlling interest	(1,800)	—	—

NET INCOME/(LOSS) ATTRIBUTABLE TO OCEAN RIG UDW INC.	$(765,847)	$115,754	$134,761

Earnings/(loss) per common share attributable to Ocean Rig UDW inc., basic and diluted (Note 15)	(7.43)	1.12	1.30
Weighted average number of common shares, basic and diluted	103,125,500	103,125,500	103,908,279

The accompanying notes are an integral part of these consolidated financial statements

OCEAN RIG UDW INC.

Consolidated Statements of Stockholders’ Equity
For the Periods Ended December 31, 2008, 2009 and 2010

								Accumulated
				Additional	Cash	Actuarial		Other		Total
	Comprehensive	# of	Par	Paid-in	Flow	Pension	Option	Comprehensive	Retained	Stockholders
	Income/(Loss)	Shares	value	Capital	Hedge	Gain/(Loss)	Cost	Income/(Loss)	Earnings	Equity
	(Expressed in thousands of U.S. dollars — except for share and per share data)

BALANCE, December 31, 2007		103,125,500	10	162,057				—	(3,425)	158,642

Net income	(765,847)								(765,847)	(765,847)

Unrealized gain on cash flows hedges, net of tax of $0 (Note 20)	(46,637)				(46,637)			(46,637)		(46,637)

Increase in defined benefit plan adjustments, net of tax of $0 (Note 20)	1,240					1,240		1,240		1,240

Option costs	812						812	812		812

Capital contribution from DryShips Inc				650,164						650,164

Capital contribution due to retirement of treasury shares				16,582						16,582

Capital contribution for subsidiary due to stock option program employees				7,087						7,087

Retained earnings acquired									1,800	1,800

Redemption adjustment				(212)						(212)

Comprehensive income	(810,432)				(46,637)	1,240	812

BALANCE, December 31, 2008		103,125,500	10	835,678				(44,585)	(767,472)	23,631

Net income — As restated (Note 3)	115,754								115,754	115,754

Realized expense on Cash flow hedges, net of tax $0 (Note 20) — As restated(Note 3)	(6,253)				(6,253)			(6,253)		(6,253)

Unrealized gain on cash flows hedges, net of tax of $0 (Note 20)	16,140				16,140			16,140		16,140

Increase in defined benefit plan adjustments, net of tax of $0 (Note 20)	570					570		570		570

Contribution of net assets in Drillships Investments Inc.(Note 4)				439,900						439,900

Cancellation of shares in relation to acquisition of Drillship Holding (Note 4)		(25,781,375)	(3)							(3)

Acquisition of Drillships Holdings Inc. (Note 4)		25,781,375	3	358,000						358,003

Capital contribution from DryShips Inc				753,375						753,375

Comprehensive income	126,211				(36,750)	1,810	812

BALANCE, December 31, 2009

As restated — (Note 3)		103,125,500	10	2,386,953				(34,128)	(651,718)	1,701,117

Net income	134,761								134,761	134,761

Realized expense on Cash flow hedges, net of tax $0 (Note 20)	(21,523)				(21,523)			(21,523)		(21,523)

Unrealized gain on cash flows hedges, net of tax of $0 (Note 20)	(5,495)				(5,495)			(5,495)		(5,495)

Increase in defined benefit plan adjustments, net of tax of $0 (Note 20)	424					424		424		424

Share dividend (Note 14)			1,021	(1,021)

Private Placement (Note 14)		28,571,428	286	488,015						488,301

Capital contribution from DryShips Inc				583,497						583,497

Comprehensive income	108,168				(63,768)	2,234	812

BALANCE, December 31, 2010		131,696,928	1,317	3,457,444				(60,722)	(516,957)	2,881,082

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG UDW INC.

Consolidated Statement of Cash Flows
As of and for Periods Ended December 31, 2008, 2009 and 2010

		January 1 to
	January 1 to	December 31,	January 1 to
	December 31,	2009	December 31,
	2008	(As Restated)	2010
	(Expressed in thousands of United States dollars)

Cash Flows from Operating Activities:
Net income	$(765,847)	115,754	$134,761
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	45,432	75,348	75,092
Loss from disposal of assets	—	—	1,458
Commitments fees on undrawn line of credit	6,188	4,300	6,375
Amortization and premium paid over withdrawn loans	14,062	10,973	—
Net amortization of fair value of acquired drilling contracts	(16,553)	(14,597)	1,222
Payments for Cash flow hedge not included in expense	—	(6,253)	(21,523)
Interest income on restricted cash related to drillships	—	(3,837)	(6,205)
Goodwill impairment charge	761,729	—	—
Income from associated companies	1,055	—	—
Change in fair value of derivatives	2,512	31,654	33,119
Changes in operating assets and liabilities:
Trade accounts receivable	(1,569)	(23,626)	41,200
Other current assets	(1,012)	(17,521)	(4,863)
Deferred taxes	—	—	209
Accounts payable	(1,955)	6,147	(7,402)
Due to related parties	(26,797)	48,110	—
Other current liabilities	1,759	(3,207)	(1,988)
Pension liability	(2,015)	(142)	1,416
Accrued liabilities	(869)	1,940	5,022
Deferred revenue	4,999	26,732	1,805
Payment of margin call for derivatives	—	(40,700)	(37,900)

Net Cash Provided by Operating Activities	21,119	211,075	221,798

Cash Flows from Investing Activities:
Investments in Ocean Rig ASA, net of cash acquired	(972,802)	—	—
Advances for vessels under construction	—	(130,832)	(705,022)
Down payment for vessels under construction and other improvements	—	—	(294,569)
Drillship options	—	—	(99,024)
Drilling rigs, equipment and other improvements	(16,584)	(14,152)	(6,834)
Increase in restricted cash	(31,287)	(185,565)	(335,898)
Cash from acquisition of drillships	—	183,770	—

Net Cash Used in Investing Activities	(1,020,673)	(146,779)	(1,441,347)

Cash Flows from Financing Activities:
Capital contribution by DryShips Inc	650,161	753,375	540,321
Net proceeds from the issuance of common shares of subsidiary	11,306	—	—
Net proceeds from the issuance of common shares			488,301
Proceeds from long-term credit facility	2,050,000	150,000	8,250
Proceeds from short term credit facility	—	—	300,000
Principal payments and repayments of long-term debt	(1,438,941)	(650,000)	(132,717)
Principal payments and repayments of short-term debt	—	(355,052)	(115,000)
Payment of financing costs	(15,136)	(1,364)	(8,094)

Net Cash Provided by (used in) Financing Activities	1,257,390	(103,041)	1,081,061

Net (decrease)/increase in cash and cash equivalents	257,836	(38,745)	(138,488)
Cash and cash equivalents at beginning of period	15,104	272,940	234,195

Cash and cash equivalents at end of period	$272,940	234,195	$95,707

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year/period for:
Interest, net of amount capitalized	23,103	51,093	43,203
Income taxes	2,566	13,233	19,803

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

1a.  Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Ocean Rig UDW Inc. and its subsidiaries (collectively, the “Company,” “Ocean Rig UDW” or “Group”). Ocean Rig UDW was formed under the laws of the Republic of the Marshall Islands on December 10, 2007 under the name Primelead Shareholders Inc. The Company was established by DryShips Inc. for the purpose of being the holding company of its drilling rig segment. Ocean Rig UDW Inc. acquired all of the outstanding shares of Primelead Limited in December 2007 in a reverse acquisition transaction under common control, which was accounted for as a pooling of interests. As a result, the consolidated financial statements include the results of operations of Primelead Limited since the date of its inception on November 16, 2007. In 2007, DryShips Inc. through its subsidiary, Primelead Limited of Cyprus, purchased approximately 30% of the shares in Ocean Rig ASA which was accounted for as an equity method investment. In 2008, the remainder of the shares in Ocean Rig ASA were acquired and Ocean Rig ASA was delisted from Oslo Stock Exchange. The transactions were accounted for as a step acquisition under the purchase method of accounting and the results of operations were consolidated subsequent to the date control was achieved on May 14, 2008. On November 24, 2010, Ocean Rig UDW established an office and was registered with the Cyprus Registrar of Companies as an overseas company.

The Company is controlled by DryShips Inc., a publicly listed company on NASDAQ exchange listed under the symbol “DRYS”.

Through Ocean Rig ASA, the predecessor of the Group, the Company was organized in 1996, when Ocean Rig ASA ordered four Hulls. The 5th generation drilling rigs Leiv Eiriksson and Eirik Raude were delivered in 2001 and 2002, while two remaining Hulls were sold. Ocean Rig UDW owned and operated as of December 31, 2010 the two semi-submersible rigs that are among the world’s largest drilling rigs, built for ultra deep-waters and extreme weather conditions.

Further, the Group has acquired companies holding contracts for four drillships which are currently under construction, two of which were originally ordered in 2007 and the other two in 2008 (Note 5). Two drillships (Hulls 1837 and 1838) were ordered by certain entities including entities affiliated with the CEO of DryShips Inc, George Economou. Hulls 1865 and 1866, were ordered by DryShips Inc. which subsequently contributed all its equity interests in the companies holding these contracts to Ocean Rig UDW on 5 March 2009. The Company acquired all of the shares in Drillships Holding Inc., being the holding company of the companies holding contracts for Hull Nos. 1837 and 1838, on 15 May 2009. The two other drillships, Hull 1837, which was named Ocean Rig Corcovado, was delivered on January 3, 2011. Hull 1838 which was named Ocean Rig Olympia was delivered on March 30, 2011. The other Hulls are scheduled to be delivered in 2011.

1b.  Liquidity and Management Plans:

At December 31, 2010, the Company’s short-term contractual obligations to fund the construction installments under the drillship shipbuilding contracts in 2011 amount to $1,374 million. Cash expected to be generated from operations is not anticipated to be sufficient to cover the Company’s capital commitments, current loan obligations and maintain compliance with minimum cash balance covenants. In April 2011, the Company entered into a $800.0 million senior secured term loan agreement and drew down the full amount of the loan. Furthermore, in April 2011, the Company entered into definitive loan documentation that allows it to draw an amount of $495.0 million to cover obligations falling due within 2011. Finally, in April 2011, the Company completed the issuance of $500.0 million in aggregate principal amount of 9.50% Senior Unsecured Bonds Due 2016. Additionally, DryShips Inc. has committed to provide cash to meet the Company’s liquidity needs over the next twelve months. The Company believes that the above financing and support from Dryships

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

Inc. will be sufficient to meet its working capital needs, capital commitments (including two newbuilding drillship options exercised in 2011 (see Note 23.10)), loan obligations and maintain compliance with its minimum cash balance and other loan covenants throughout 2011. In addition, should the Company exercise its options to construct two new drillships, the Company would expect to be required to pay additional cash payments of approximately $415 million in 2011, for which it would be dependent upon obtaining additional financing. However, should such financing and support from DryShips not be available when required due to unexpected events, this could severely impact the Company’s ability to satisfy future liquidity requirements and its ability to finance future operations.

2.	Significant Accounting policies:

(a) Principles of Consolidation:  The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) and include the accounts and operating results of Ocean Rig UDW Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

(b) Equity method investments:  Investments in entities that the Company does not control, but has the ability to exercise significant influence over the operating and financial policies, are accounted for using the equity method.

(c) Business Combinations:  In accordance with Financial Accounting Standards Board guidance (“guidance”) related to business combinations, the purchase price of acquired businesses is allocated to tangible and identified intangible assets acquired and liabilities assumed based on their respective fair values. The excess of the purchase price over the respective fair value of net assets acquired is recorded as goodwill. Incremental costs incurred in relation to a business combination were capitalized until the adoption of the new guidance for business combinations on January 1, 2009 that requires all costs related to business combinations to be expensed. However, associated costs to obtain related debt financing are an element of the effective interest cost of the debt. Therefore they are capitalized and amortized over the term of the related debt an included as interest expense using the effective interest method.

(d) Use of Estimates:  The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Current and non-current classification:  Assets and liabilities are classified as current assets and current liabilities, respectively, if their maturity is within one year of the balance sheet date. Otherwise, they are classified as non-current assets and non-current liabilities.

(f) Cash and Cash Equivalents:  The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(g) Restricted Cash:  Restricted cash may include (i) retention accounts which can only be used to fund the loan installments coming due; (ii) minimum liquidity collateral requirements under the loan facilities; (iii) taxes withheld from employees and deposited in designated bank accounts; and (iv) amounts pledged as collateral for bank guarantees to suppliers and (v) amounts pledged as collateral for credit facilities.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

Restricted cash balances include minimum required cash deposits, as defined in the loan agreements, and are classified as of December 31, 2008, 2009 and 2010 as either current or non-current depending on the individual deposit (note 6).

(h) Trade Accounts Receivable:  The amount shown as trade accounts receivable at each balance sheet date includes receivables from charterers for hire of drilling rigs and related billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. There were no provisions for doubtful accounts at December 31, 2009 or 2010.

(i) Related parties:  Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or common significant influence. Related parties also include members of the Company’s or its parent company’s management or owners and their immediate families (Note 4).

(j) Derivatives:  The Company’s derivatives include interest rate swaps and foreign currency forward contracts. The guidance on accounting for certain derivative instruments and certain hedging activities requires all derivative instruments to be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognized in earnings unless specific hedge accounting criteria are met.

(i) Hedge Accounting:  At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy undertaken for the hedge. The documentation includes identification of the hedging instrument, hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting exposure to changes in the hedged item’s cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated.

The Company is party to interest swap agreements where it receives a floating interest rate and pays a fixed interest rate for a certain period in exchange. Certain contracts which meet the criteria for hedge accounting are accounted for as cash flow hedges.

A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction that could affect profit or loss.

The effective portion of the gain or loss on the fair value of the hedging instrument is recognized directly as a component of Other comprehensive income in equity, while any ineffective portion is recognized, immediately, in current period earnings. The Company discontinues cash flow hedge accounting if the hedging instrument expires and it no longer meets the criteria for hedge accounting or designation is revoked by the Company. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in profit or loss. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to net profit or loss for the year as financial income or expense.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

(ii) Other Derivatives:  Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in current period earnings under “Gain/(loss) on interest rate swaps” and “Other net”.

(k) Guidance “Fair Value Measurements”:  Effective January 1, 2008, the Company adopted the guidance “Fair Value Measurements and Disclosures”. In addition, on January 1, 2008, the Company made no election to account for its monetary assets and liabilities at fair values as allowed by FASB guidance for financial instruments (Note 11).

(l) Concentration of Credit Risk:  Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents; trade accounts receivable and derivative contracts (interest rate swaps and foreign currency contracts. The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Company places its cash and cash equivalents, consisting mostly of deposits, with qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties. The Company’s customers are mainly major oil companies. The credit risk has therefore determined by the Company to be low. When considered necessary, additional arrangements are put in place to minimize credit risk, such as letters of credit or other forms of payment guarantees. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customer’s financial condition and generally does not require collateral for its trade accounts receivable. The Company has made drillships prepayments to Samsung Heavy Industries. The ownership of the drillships is transferred from the yard to the Company at delivery. The credit risk of the prepayments is to a large extent reduced through refund guarantees by highly rated banks.

As of December 31, 2010, cumulative installment payments made to Samsung Heavy Industries amounts to approximately $1,512,655 for the four units contracted. These installment payments are, to a large extent, secured with irrevocable letters of guarantee, covering pre-delivery installments if the contract is rescinded in accordance with the terms of the contract. The irrevocable letters of guarantee are issued by high quality banks.

The coverage ratios (letter of credit to total Samsung payments) as per December 31, 2010, are 95%, 94% and 94% for Hulls 1838, 1865 and 1866, respectively. As a result, the open risk is $19,000 for Hull 1838 and $30,000 for the Hulls 1865 and 1866. The open risk (prepayments less letters of guarantee) is considered to be within acceptable levels given Samsung Heavy Industries’ financial position and position as key company for South Korea. The drillships, while under construction, will be insured by Samsung Heavy Industries from the time of the keel-laying until delivery.

(m) Rigs under construction:  This represents amounts expended by the Company in accordance with the terms of the construction contracts for drillships as well as expenses incurred directly or under a management agreement with a related party in connection with on sight supervision. In addition, interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. The carrying value of rigs under construction (“Newbuildings”) represents the accumulated costs at the balance sheet date. Cost components include payments for yard installments and variation orders, commissions to related party, construction supervision, equipment, spare parts, capitalized interest, costs related to first time mobilization and commissioning costs. No charge for depreciation is made until commissioning of the newbuilding has been completed and it is ready for its intended use.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

(n) Capitalized interest:  Interest expenses are capitalized during construction of rigs under construction based on accumulated expenditures for the applicable project at the Company’s current rate of borrowing. The amount of interest expense capitalized in an accounting period is determined by applying an interest rate (“the capitalization rate”) to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the rates applicable to borrowings outstanding during the period. The Company does not capitalize amounts beyond the actual interest expense incurred in the period.

If the Company’s financing plans associate a specific new borrowing with a qualifying asset, the Company uses the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset that does not exceed the amount of that borrowing. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the asset, the capitalization rate applied to such excess is a weighted average of the rates applicable to other borrowings of the Company.

(o) Drilling Rigs machinery and equipment, Net:

(i) Drilling rigs are stated at historical cost less accumulated depreciation. Such costs include the cost of adding or replacing parts of drilling rig machinery and equipment when that cost is incurred, if the recognition criteria are met. The recognition criteria require that the cost incurred extends the useful life of a drilling rig. The carrying amounts of those parts that are replaced are written off and the cost of the new parts is capitalized. Depreciation is calculated on a straight- line basis over the useful life of the assets as follows: bare deck 30 years and other asset parts 5 to 15 years.

(ii) Drilling rig machinery and equipment, IT and office equipment, are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives, for Drilling rig machinery and equipment over 5-15 years and for IT and office equipment over 5 years.

(p) Goodwill and Intangible assets:  Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired in a business combination. Goodwill is reviewed for impairment whenever events or circumstances indicate possible impairment. The Company tests goodwill for impairment annually. Goodwill is not amortized. The Company has no other intangible assets with an indefinite life. The Company tests for impairment each year on December 31.

The Company tests goodwill for impairment by first comparing the carrying value of the reporting unit, which is defined as an operating segment or a component of an operating segment that constitutes a business for which financial information is available and is regularly reviewed by management, to its fair value. The Company estimates the fair value of the reporting unit by weighting the combination of generally accepted valuation methodologies, including both income and market approaches.

For the income approach, the Company applies undiscounted projected cash flows. To develop the projected net cash flows from the Company’s reporting unit, which are based on estimated future utilization, day rates, projected demand for its services, and rig availability, the Company considers key factors that include assumptions regarding future commodity prices, credit market uncertainties and the effect these factors may have on the Company’s contract drilling operations and the capital expenditure budgets of its customers.

For the market approach, the Company derives publicly traded company multiples from companies with operations similar to the Company’s reporting unit by using information publicly disclosed by other publicly traded companies and, when available, analyses of recent acquisitions in the marketplace.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

If the fair value of a reporting unit exceeds its carrying value, no further testing is required. This is referred to as Step 1. If the fair value is determined to be less than the carrying value, a second step, Step 2, is performed to compute the amount of the impairment, if any. In this process, an implied fair value for goodwill is estimated, based in part on the fair value of the operations, and is compared to its carrying value. The shortfall of the implied fair value of goodwill below its carrying value represents the amount of goodwill impairment.

All of the Company’s goodwill was impaired for the year ended December 31, 2008 (Note 17).

The Company’s finite-lived acquired intangible assets are recorded at historical cost less accumulated amortization. Amortization is recorded on a straight-line basis over their estimated useful lives of the intangibles as follows:

Intangible Assets/Liabilities	Years

Tradenames	10
Software	10
Fair value of above/below market acquired time charters	Over remaining contract term

Tradenames and software constitute the item “Intangible assets” in the Consolidated Balance Sheets. The amortization of these items are included in the line “Depreciation and amortization” in the Consolidated Statement of Operations.

(q) Impairment of Long-lived assets:  The Company reviews for impairment long-lived assets and intangible long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on a rig by rig and asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset.

As at December 31, 2009 and 2010, the Company performed an impairment review of the Company’s long-lived assets due to the global economic downturn, the significant decline in drilling rates in the rig industry and the outlook of the oil services industry. The Company compared undiscounted cash flows with the carrying values of the Company’s long-lived assets to determine if the assets were impaired. In developing estimates of future cash flows, the Company relied upon assumptions made by management with regard to the Company’s rigs, including future drilling rates, utilization rates, operating expenses, future dry docking costs and the estimated remaining useful lives of the rigs. These assumptions are based on historical trends as well as future expectations in line with the Company’s historical performance and the Company’s expectations for future fleet utilization under its current fleet deployment strategy, and are consistent with the plans and forecasts used by management to conduct its business. The variability of these factors depends on a number of conditions, including uncertainty about future events and general economic conditions; therefore, the Company’s accounting estimates might change from period to period. As a result of the impairment review, the Company determined that the carrying amounts of its assets held for use were recoverable, and therefore, concluded that no impairment loss was necessary for 2009 and 2010.

(r) Fair value of above/below market acquired time charter:  In a business combination, the Company identifies assets acquired or liabilities assumed and records all such identified assets or liabilities at fair value. Favorable or unfavorable drilling contracts exist when there is a difference between the contracted dayrate and the dayrates prevailing at the acquisition date. The amount to be recorded as an asset or liability at the

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

acquisition date is based on the difference between the then-current fair values of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed. When the present value of the time charter assumed is greater than the then-current fair value of such charter, the difference is recorded as “Fair value of above market acquired time charter.” When the opposite situation occurs, the difference is recorded as “Fair value of below-market acquired time charter.” Such assets and liabilities are amortized as a reduction of or an increase in “Other revenue,” over the period of the time charter assumed.

(s) Deferred financing costs:  Deferred financing costs include fees, commissions and legal expenses associated with the Company’s long- term debt and are capitalized and recorded net with the underlying debt. These costs are amortized over the life of the related debt using the effective interest method and are included in interest expense. Unamortized fees relating to loans repaid or refinanced as debt extinguishments are expensed as interest and finance costs in the period the repayment or extinguishment is made.

(t) Pension and retirement benefit obligation:  For employees, the Company has five retirement benefit plans, which are managed and funded through Norwegian life insurance companies. The projected benefit obligations are calculated based on projected unit credit method and compared with the fair value of pension assets.

Because a significant portion of the pension liability will not be paid until well into the future, numerous assumptions have to be made when estimating the pension liability at the balance sheet date. The assumption may be split into two categories; actuarial assumptions and financial assumptions. The actuarial assumptions are unbiased, mutually compatible and represent the Company’s best estimates of the variables. The financial assumptions are based on market expectations at the balance sheet date, for the period over which the obligations are to be settled. Due to the long-term nature of the pension obligations, they are discounted to present value.

The funded status or net amount of the projected benefit obligation and pension asset (net pension liability or net pension asset) of each of its defined benefit plans, is recorded in the balance sheet under the captions “Non-current liabilities” and “Non-current assets” with an offsetting amount in “Accumulated other comprehensive income” for any amounts of actuary gains of losses or prior service cost that has not been amortized to income.

Net pension costs (benefit earned during the period including interest on the projected benefit obligation, less estimated return on pension assets and amortization of accumulated changes in estimates) are included in “General and administrative expenses” (administration employees) and “Rig operating expenses” (rig employees).

Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected average remaining working lives of the employees participating in the plans.

(u) Provisions:  A provision is recognized in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate of the amount can be made.

(v) Revenue and Related Expenses:

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

Revenues:  The Company’s services and deliverables are generally sold based upon contracts with its customers that include fixed or determinable prices. The Company recognizes revenue when delivery occurs, as directed by its customer, or the customer assumes control of physical use of the asset and collectability is reasonably assured. The Company evaluates if there are multiple deliverables within its contracts and whether the agreement conveys the right to use the drill rigs for a stated period of time and meet the criteria for lease accounting, in addition to providing a drilling services element, which are generally compensated for by day rates. In connection with drilling contracts, the Company may also receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling rigs and day rates or fixed price non-contingent demobilization fees. Revenues are recorded net of agents’ commissions which may range from one to three percent of gross revenues. There are two types of drilling contracts: well contracts and term contracts.

Well contracts:  Well contracts are contracts under which the assignment is to drill a certain number of wells. Revenue from day-rate based compensation for drilling operations is recognized in the period during which the services are rendered at the rates established in the contracts. All mobilization revenues, direct incremental expenses of mobilization and contributions from customers for capital improvements are initially deferred and recognized as revenues over the estimated duration of the drilling period. To the extent that expenses exceed revenue to be recognized, they are expensed as incurred. Contingent demobilization revenues are recognized as the amounts become known over the demobilization period. Non-contingent demobilization revenues are recognized over the estimated duration of the drilling period. All costs of demobilization are expensed as incurred. All revenues for well contracts are recognized as “Service revenues” in the statement of operations.

Term contracts:  Term Contracts are contracts under which the assignment is to operate the unit for a specified period of time. For these types of contracts the Company determines whether the arrangement is a multiple element arrangement containing both a lease element and drilling services element. For revenues derived from contracts that contain a lease, the lease elements are recognized as “Leasing revenues” in the statement of operations on a basis approximating straight line over the lease period. The drilling services element is recognized as “Service revenues” in the period in which the services are rendered at estimated fair value. Revenues related to the drilling element of mobilization and direct incremental expenses of drilling services are deferred and recognized over the estimated duration of the drilling period. To the extent that expenses exceed revenue to be recognized, they are expensed as incurred. Contingent demobilization fees are recognized as the amounts become known over the demobilization period. Non-contingent demobilization revenues for the drilling services element are recognized over the estimated duration of the drilling period. All costs of demobilization are expensed as incurred. Contributions from customers for capital improvements are initially deferred and recognized as revenues over the estimated duration of the drilling contract.

See (r) Fair value of above/below market acquired time charter, for an explanation of “Other revenues.”

(w) Class costs:  The Company follows the direct expense method of accounting for periodic class costs incurred during special surveys of drilling rigs, normally every five years. Class costs and other maintenance costs are expensed in the period incurred and included in drilling rigs operating expenses.

(x) Foreign Currency Translation:  The functional currency of the Company is the U.S. Dollar since the Company operates in international drilling markets, and therefore primarily transacts business in U.S. Dollars. The Company’s accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are included in “General and administrative expenses” in the accompanying consolidated statements of operations.

(y) Income Taxes:  Income taxes have been provided for based upon the tax laws and rates in effect in the countries in which the Company’s operations are conducted and income is earned. There is no expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes because the countries in which the Company operates have taxation regimes that vary not only with respect to the nominal rate, but also in terms of the availability of deductions, credits and other benefits. Variations also arise because income earned and taxed in any particular country or countries may fluctuate from year to year. Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company assets and liabilities using the applicable jurisdictional tax rates in effect at the year end. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The Company accrues interest and penalties related to its liabilities for unrecognized tax benefits as a component of income tax expense.

(z) Earnings/(loss) per common share:  Basic earnings per common share (“EPS”) is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted EPS reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Dilution has been computed using the treasury stock method.

(aa) Other comprehensive income/(loss):  The Company records certain transactions directly as “Comprehensive income/(loss)” which is shown as a separate component of “Stockholders’ equity.”

(ab) Business segment:  Offshore drilling operations represent the Company’s only segment.

(ac) Recent accounting pronouncements:

In September 2009, clarifying guidance was issued on multiple-element revenue arrangements. The revised guidance primarily provides two significant changes: 1) eliminates the need for objective and reliable evidence of the fair value for the undelivered element in order for a delivered item to be treated as a separate unit of accounting, and 2) eliminates the residual method to allocate the arrangement consideration. In addition, the guidance also expands the disclosure requirements for revenue recognition. The new guidance will be effective for the first annual reporting period beginning on or after June 15, 2010, with early adoption permitted provided that the revised guidance is retroactively applied to the beginning of the year of adoption. The Company is currently assessing the future impact of this new accounting pronouncement to its consolidated financial statements.

In January 2010, the FASB issued ASU 2010-01, Accounting for Distributions to Shareholders with Components of Stock and Cash which amends FASB ASC 505, Equity in order to clarify that the stock portion of a distribution to shareholders that allows the shareholder to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in earnings per share prospectively and is not a stock dividend for purposes of applying FASB ASC 505, Equity and FASB ASC 260, The Company has not been involved in any such distributions and thus, the impact to the Company cannot be determined until any such distribution occurs.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820)-Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The ASU also amends guidance on employers’ disclosures about postretirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. The guidance in the ASU was effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this guidance did not have any impact on its financial position and results of operation, but the required note disclosures have been included in the financials.

3.	Restatement of Previously Issued Financial Statements:

The Company restated its previously reported consolidated financial statements for the year ended December 31, 2009 to reflect the correction of an error in computing capitalized interest expense for rigs under construction. Management concluded that the amortization of and the deferred financing cost should have been included in the capitalized rate affecting the capitalization of interest.

Additionally, the Company considered ASC 835-20, Capitalization of Interest, and ASC 815-30,Cash Flow Hedges, and restated its previously reported financial statements for 2009 to reflect the correction of an error to reverse the reclassification into earnings of that portion of interest that should have remained in accumulated other comprehensive loss since it related to cash flow hedges of the variability of interest on borrowings that was capitalized as part of rigs under construction. Such accumulated other comprehensive loss should be reclassified into earnings in the same periods during which the hedged transactions affect earnings.

The Company’s management determined that the Interest and finance costs were overstated by $11,189, rigs under construction were understated by $6,253, accumulated other comprehensive loss was understated by $4,936 and retained earnings was understated by $11,189.

The following tables reflect the impacts on the financial statement line items of the accounting adjustments:

		For the Year Ended
	As Previously	December 31, 2009
Consolidated Statement of Operations	Reported	Errors	As Restated

Interest and finance costs	$(57,309)	11,189	$(46,120)

Net profit attributable to Ocean Rig UDW Inc.	104,565	11,189	115,754

Income per common share, basic and diluted	$1.01	0.1	$1.12

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

	As Previously	December 31, 2009
Consolidated Balance Sheet	Reported	Errors	As Restated

Rigs under construction	$1,173,456	4,936	$1,178,392
Total Fixed Assets, net	2,491,063	4,936	2,495,999

Total assets	3,105,049	4,936	3,109,985

Accumulated other comprehensive loss	(27,875)	(6,253)	(34,128)
Retained earnings	(662,907)	11,189	(651,718)

Total equity	1,696,181	4,936	1,701,117

Total liabilities and stockholders’ equity	3,105,049	4,936	3,109,985

		For the Year Ended
	As Previously	December 31, 2009
Consolidated Cash Flow	Reported	Errors	As Restated

Net income	$104,565	11,189	$115,754
Interest income on restricted cash related to drillships(*)	—	(3,837)	(3,837)
Payments for Cash flow hedge not included in expense	—	(6,253)	(6,253)

Net Cash provided by Operating Activities	209,976	1,099	211,075

Advances for vessels under construction	(125,896)	(4,936)	(130,832)

Increase in restricted cash *)	(189,403)	(3,837)	(185,565)

Net Cash Used in Investing Activities	(145,681)	(1,099)	(146,779)

Net (decrease)/increase in cash and cash equivalents	$(38,745)	—	$(38,745)

(*)	Interest income on restricted cash related to drillships has been reclassified from Increase in restricted cash, as included in the section Net Cash Used in Investing Activities, to Interest income on restricted cash related to drillships, as included in Net Cash provided by Operating Activities.

4.	Transactions with Related Parties:

Purchase of Ocean Rig ASA shares from a Related Party in 2007 and 2008

On December 20, 2007, for consideration of $406,024, the Company acquired 51,778,647 shares in Ocean Rig ASA from Cardiff Marine Inc.(5). This represented 30.4% of the issued shares in Ocean Rig ASA. A commission was paid to Cardiff amounting to $4,050. The above commission was paid on February 1, 2008. The commission was expensed and presented as part of “Interest and finance costs” in 2007.

In April 2008, 7,546,668 shares, representing 4.4% of the share capital of Ocean Rig ASA were purchased from companies controlled by the Chairman and Chief Executive Officer of DryShips Inc for a consideration of $66,800, which is the U.S. dollar equivalent NOK 45 per share, which is the price that was offered to all shareholders in a mandatory offering.

In addition, a commission was paid to Cardiff amounting to $9,900 for services rendered in relation to the acquisition of the remaining shares in 2008 of Ocean Rig ASA. This commission was paid on December 5, 2008 and was expensed and presented as part of “Interest and finance costs” in 2008.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

Acquisition of Drillship Hulls 1837 and 1838

On October 3, 2008, the Company entered into a share purchase agreement with certain unrelated parties and certain entities affiliated with the Chairman and Chief Executive Officer of DryShips Inc. to acquire the new build contracts for the drillship Hulls 1837 and 1838, which were under construction, and the associated debt, included in Drillships Holdings Inc. (“Drillships Holdings”) (Note 1). On May 15, 2009, the transaction closed. Since the investment did not meet the definition of a business, it was accounted for as a net asset acquisition on the closing date. As consideration for this asset acquisition, Ocean Rig UDW cancelled 25% of the shares held by DryShips Inc. as of May 15, 2009 and simultaneously reissued the same number of shares to the sellers. Consequently, following this transaction the sellers held shares equal to 25% of the Company’s total issued and outstanding common shares. The value of the shares issued was determined based on the fair value of the net assets acquired of $358,000 and was recorded as an increase in the paid in capital in stockholder’s equity. The fair values of individual assets and liabilities acquired by the Company were as follows:

Amount

Contracts for construction of drillship Hulls 1837 and 1838	$625,400
Cash deposits	200
Debt assumed	(259,900)
Other liabilities	(7,700)

Net assets acquired	$358,000

Acquisition of Drillships Hulls 1865 and 1866

On March 5, 2009, DryShips Inc. contributed to the Company the new build contracts for the drillship Hulls 1865 and 1866 under construction and other associated assets and debt included in Drillships Investments Inc. Since the transfer did not meet the definition of a business, it was not an exchange of a business under common control. Therefore, it was accounted for prospectively as a net asset acquisition under common control and the assets acquired and liabilities assumed were recorded at the historical cost of DryShips Inc. in the period in which the transfer occurred. The contribution of shares is recorded as an increase in paid in capital in stockholder’s equity at the historical cost of net assets of $439,900.

The carryover basis of individual assets and liabilities received by the Company were the construction contracts for Hulls 1865 and 1866 at an aggregate of $422,100, cash deposits of $183,500, other receivables of $40,700, intercompany receivables of $1,300, bank borrowings of $161,900, other liabilities of $100 and financial instruments with a negative fair value of $45,700.

Management Agreements with Cardiff Marine Inc. (Cardiff) and Vivid Finance Ltd.

Cardiff engages primarily in the management of ocean-going vessels, including but not limited to vessels owned by DryShips Inc. Cardiff is beneficially majority-owned by the Chairman and Chief Executive Officer of DryShips, Mr. George Economou. In addition, Cardiff has management agreements in place with the Company relating to Hulls 1837 and 1838 for a management fee of $40 per month per hull.

The management agreements also provide for: (i) chartering commission of 1.25% on the revenue earned; (ii) a commission of 1.00% on all gross shipyards payments or sale proceeds for drillships; (iii) a commission of 1% on loan financing or refinancing; and (iv) a commission of 2% on insurance premiums. The management agreements were terminated effective December 21, 2010 and replaced by Vivid Finance and

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

Global service agreements; however all obligations to pay for services rendered by Cardiff prior to termination remain in full effect, which amounted to $5.8 million as of December 31, 2010 and is due and payable in 2011. During the years ended December 31, 2008, 2009 and 2010, total charges from Cardiff under the management agreements amounted to $0.0 million, $1.9 million and $4.0 million, respectively. This was capitalized as drillship under construction cost, being a cost directly attributable to the construction of the two drillships, the Ocean Rig Corcovado and the Ocean Rig Olympia.

Under this agreement Vivid Finance Ltd, a company controlled by the Chairman, President and Chief Executive Officer, Mr. George Economou, provides consultancy services on financing matters for DryShips and its affiliates, subsidiaries or holding companies, including the Company, as directed by DryShips. Under this agreement, Vivid Finance provides consulting services relating to (i) the identification, sourcing, negotiation and arrangement of new loan and credit facilities, interest swap agreements, foreign currency contracts and forward exchange contracts; (ii) the raising of equity or debt in the public capital markets; and (iii) the renegotiation of existing loan facilities and other debt instruments. In consideration for these services, Vivid Finance is entitled to a fee of twenty basis points, or 0.20%, on the total transaction amount. The Company does not pay for services provided in accordance with this agreement. DryShips Inc. pays for the services. Accordingly, these expenses are recorded in the consolidated statement of operations (or as otherwise required by US GAAP) and as a shareholders contribution to capital (additional paid-in capital).

Under the Global Services Agreement with DryShips, Cardiff, a company controlled by Mr. George Economou, or its subcontractor, will (i) provide consulting services related to identifying, sourcing, negotiating and arranging new employment for offshore assets of DryShips and its subsidiaries, including our drilling units; and (ii) identify, source, negotiate and arrange the sale or purchase of the offshore assets of DryShips and its subsidiaries, including our drilling units. In consideration of such services, DryShips will pay Cardiff a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. The Company does not pay for services provided in accordance with this agreement, these expenses will however be recorded in the consolidated statement of operations and as a shareholders contribution to capital (additional paid-in capital).

In the period from acquisition of Hulls 1837 and 1838 on May 15, 2009 to December 31, 2009, and January 1 to December 31, 2010 total charges from Cardiff under the management agreements amounted to $1,868 and $3,983 respectively. Costs from management service agreements are capitalized as a component of “Rigs under construction,” being directly attributable cost to the construction. As of December 31, 2009 and 2010, no balances were outstanding to Cardiff.

In the period from September 1, 2010 to December 31,2010, total charges from Vivid Finance was $1,000 and charged to equity (additional paid-in capital) in relation to the private placement as cost directly attributable to the offering and reflected as an increase in shareholder contribution to capital, see note 14.

Private offering

A company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, purchased 2,869,428 common shares, or 2.38% of our outstanding common shares, in the private offering that was completed on December 21, 2010. The offering price was $17.50 per share. The price per share paid was the same as that paid by other investors taking part in the private offering. See note 14.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

Purchase of drillship options from DryShips

On November 22, 2010, DryShips entered into an option contract with Samsung for the construction of up to four ultra-deepwater drillships. The new orders would be “sister-ships” to the Ocean Rig Corcovado, the Ocean Rig Olympia and the two drillships under construction and would have the same specifications as the Ocean Rig Poseidon. Each of the four options to build a drillship may be exercised on or prior to November 22, 2011 with vessel deliveries ranging from 2013 until 2014 depending on when the options are exercised. The total construction cost, excluding financing costs, is estimated to be about $600 million per drillship. The agreement includes a non-refundable slot reservation fee of $24.8 million per drillship, which was paid by DryShips, which will be applied towards the drillship contract price if the options are exercised. This agreement was novated to the Company by DryShips on December 30, 2010 at a cost of $99.0 million. In addition, the Company paid deposits totaling $20.0 million to Samsung in the first quarter of 2011 to maintain favorable costs and yard slot timing under the option contract.

Legal services

Mr. Savvas D. Georghiades, a member of the Company’s board of directors, provides legal services to the Company and to its predecessor, Primelead Limited through his law firm, Savvas D. Georghiades, Law Office. In the year ended December 31, 2010, the Company and Primelead Limited paid a fee of Euro 94,235 for the legal services provided by Mr. Georghiades.

Related party transactions on the balance sheet

DryShips, makes a number of payments towards yard installments, loan installments, loan interest and interest rate swap payments on behalf of Ocean Rig UDW. The receivable from or payable to DryShips Inc. included in the accompanying consolidated balance sheets amounted to receivables of $4,934 and payables of $48,110 as of December 31, 2009. There were no receivables or payables as of December 31, 2010.

5.	Acquisition of Ocean Rig:

5.1 Initial investment in 2007 using the equity method:

On December 20, 2007, the Company acquired 51,778,647 shares or 30.4% of the issued shares in Ocean Rig ASA from a related party (Note 4). Ocean Rig ASA, incorporated on September 26, 1996 and at that time domiciled in Norway, was a public limited company whose shares previously traded on the Oslo Stock Exchange.

The Company accounted for its investment in Ocean Rig for the year ended December 31, 2007, and for the period from January 1, 2008 to May 14, 2008 using the equity method of accounting. The Company’s proportionate share in the loss of Ocean Rig ASA and related amortization of purchase price allocation adjustments is shown in the accompanying consolidated statements of operations for the year ended December 31, 2008 as “Equity in loss of investee” and amounted to a loss of $1,055.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

Summarized financial information of the Company’s equity method investees that represent 100% of the investees’ financial information, is as follows:

January 1 to
Result of Operations	May 14, 2008

Revenues	$99,172
Operating income/(loss)	$19,521
Net Loss	$(23,396)

5.2 Subsequent step transactions in 2008 to acquire 100%

After acquiring more than 33% of Ocean Rig ASA’s outstanding shares on April 22, 2008, the Company, as required by Norwegian Law, launched a mandatory bid for the remaining shares of Ocean Rig at a price of NOK45 per share ($8.89 per share). The Company acquired control over Ocean Rig ASA on May 14, 2008. The results of operations related to the acquisition are included in the consolidated financial statements since May 15, 2008. The mandatory bid expired on June 11, 2008. As of July 10, 2008, the total shares held by the Company in Ocean Rig amounted to 100% (163.6 million shares). Out of the total shares acquired as discussed above, 5.4% of the share capital of Ocean Rig was purchased from companies controlled by George Economou (Note 4).

During the second quarter of 2008, the Company recorded a non-controlling minority interest on its balance sheet in accordance with guidance related to classification and measurement of redeemable equity securities. The resulting non-controlling interest was recorded at its fair value based upon the bid price in NOK which exceeded it carrying value with a reduction in paid in capital. When the non-controlling interest was purchased the adjustment to the carrying amount was eliminated in the manner it was initially recorded by increasing paid in capital with a resulting exchange rate difference of $212.

As a result of the change of control provisions in Ocean Rig ASA’s employee stock option program, employee options became immediately vested and Ocean Rig ASA sold shares for cash to certain employees. The resulting gain of $7,087 for Ocean Rig UDW was recorded as equity transaction in consolidation and increased consolidated paid in capital. These shares were subsequently acquired by the Company through the public mandatory bid discussed in the paragraph above. Subsequent to the Company obtaining control of Ocean Rig ASA, Ocean Rig ASA retired treasury shares increasing the relative book value owned by the Company which was recorded as an increase in consolidated paid in capital of $16,852.

5.3 Purchase price allocation

The purchase price of Ocean Rig for each step of the acquisition comprised of the following:

	December 20,	May 14,	June 30,	July 10,
	2007	2008	2008	2008	Total

Cash consideration	$405,168	682,427	288,978	21,283	$1,397,856
Transaction costs	855	6,154	3,510	240	10,761

Total purchase price	$406,024	688,581	292,488	21,523	$1,408,618

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

The following table summarizes the aggregate fair values of the assets acquired and liabilities assumed by the Company as of the dates of the step acquisitions:

	December 20,	May 14,	June 30,	July 10,
	2007	2008	2008	2008	Total

Total current assets	$28,469	43,179	25,029	1,895	$98,572
Drilling rigs, machinery and equipment	386,080	664,659	288,981	21,976	1,361,696
Intangible assets	4,366	6,829	3,007	232	14,434
Above market acquired time charter		2,473	1,104	86	3,663
Goodwill	252,070	358,146	141,515	9,998	761,729

Total assets acquired	$670,985	1,075,286	459,636	34,187	$2,240,094
Total current liabilities	(45,439)	(238,944)	(108,629)	(8,223)	(401,235)
Total non current liabilities	(207,632)	(130,127)	(52,506)	(3,975)	(394,241)
Below market acquired time charter	(11,890)	(17,633)	(6,013)	(464)	(36,000)

Total Liabilities assumed	$(264,961)	(386,705)	(167,148)	(12,663)	$(831,476)

Total purchase price	$406,024	688,581	292,488	21,525	$1,408,618

A contingent liability that was settled during the allocation period of $3,143 was recognized, based on a claim from an investment bank in relation to DryShips acquisition of Ocean Rig ASA.

Goodwill included in the Company’s single segment constitutes a premium paid by the Company over the fair value of the net assets of Ocean Rig ASA, which was attributable to the anticipated benefits from Ocean Rig ASA’s unique position to take advantage of the fundamentals of the ultra deep water drilling market at the acquisition date. Goodwill is not deductible for income tax purposes. Goodwill was subsequently impaired as of December 31, 2008 (Note 17).

In connection with the acquisition, the Company acquired drilling contracts for the future contract drilling services of Ocean Rig ASA, some of which extend through 2011. These contracts include fixed day rates that were above or below day rates available as of the acquisition date. After determining the aggregate fair values of these drilling contracts as of the acquisition, the Company recorded the respective contract fair values on the consolidated balance sheet as non-current liabilities and non-current assets under “Fair value of below/above market acquired time charters.” These are being amortized into revenues using the straight-line method over the respective contract periods (1 and 3 years for the respective contracts). The amount amortized for the period from May 15, 2008 to December 31, 2008 amounted to $16,553. For 2009 the amount amortized was $14,597. For 2010 the amount amortized was $(1,221).

Additionally, the Company identified finite-lived intangible assets associated with the trade names and software that will be amortized over their useful life which is determined to be 10 years. The fair value of the intangible assets acquired related to Trade names and Software were $8,774 and $5,659, respectively and are included in “Intangible assets, net” in the accompanying consolidated balance sheets.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

		Accumulated
	Amount	Amortization as of	Amount to be Amortized as of December 31
	Acquired	December 31, 2010	2011	2012	2013	2014-18

Trade names	$8,774	2,384	877	877	877	$3,759
Software	5,659	1,544	566	566	566	2,417

	$14,434	3,928	1,443	1,443	1,443	$6,177

Included in the amount amortized to December 31, 2008 was $97 and $67 related to Trade names and Software, respectively, that was recorded in the “Equity in (loss)/income of investee”.

Pro forma results of operations (unaudited) — The following unaudited pro forma financial data for the periods ended December 31, 2008, give effect to the acquisition of Ocean Rig ASA, as though the business combination had been completed at the beginning of the period:

December 31,
2008

Pro forma:
Revenues	$317,835
Net Operating Income/(loss)	(669,675)
Net Income/(loss)	(789,250)
Earnings per Shares, basic and diluted	$(7.65)

The unaudited pro forma financial information includes adjustments for additional depreciation based on the fair market value of the drilling rigs, amortization of intangibles arising from the step acquisitions and amortization of the fair value above and below market with respect to the time charters acquired and increased interest expense and financing fees related to debt incurred to finance the acquisition of Ocean Rig ASA. The unaudited pro forma financial information is not necessarily indicative of the result of operations for any future periods. The pro forma information does not give effect to any potential revenue enhancement cost synergies or other operational efficiencies that could result from the acquisitions. The actual results of the operations of Ocean Rig ASA are consolidated since May 15, 2008, the date when control was obtained.

6.	Restricted cash:

Restricted cash balances include minimum required cash deposits, as defined in the loan agreements, are classified as both current and non-current assets in the accompanying consolidated balance sheets.

Restricted cash as of December 31, 2009 and 2010 amounted to:

	December 31,	December 31,
	2009	2010

Amount pledged as collateral for bank loans (Note 10 b and e)	$187,389	$529,815
Amounts pledged as collateral to customer	1,000	1,000
Amounts representing minimum liquidity requirements under the loan facilities (Note 10)	30,000	30,000
Taxes withheld from employees	2,301	1,978

Total restricted cash	$220,690	$562,793

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

Restricted cash of $50,000 of total $562,793 has been classified as non-current as of December 31, 2010. As of December 31, 2009 total of $220,690 restricted cash was classified as current.

7.	Rigs under Construction:

The amounts shown in the accompanying consolidated balance sheets include the fair value at acquisition, milestone payments relating to the shipbuilding contracts with the shipyards, supervision costs and any material related expenses incurred during the construction periods including 1% commissions to related parties for Hulls 1837 and 1838, all of which are capitalized in accordance with the accounting policy discussed in Note 2. As of December 31, 2009 and 2010 the advances for rigs under construction and acquisitions are set forth below:

			December 31, 2009 (As Restated)
					Rig Fair Value
		Contract	Contract	Capitalized	Adjustments at
Vessel Name	Expected Delivery	Amount	Payments	Expenses	Acquisition Date	Total

H1837	January 2011	$691,008	254,346	27,178	89,000	$370,524
H1838	March 2011	690,758	254,346	26,041	89,000	369,387
H1865	July 2011	715,541	205,940	13,827	—	219,767
H1866	September 2011	715,541	205,940	12,774	—	218,714

		$2,812,848	920,572	79,820	178,000	$1,178,392

			December 31, 2010
					Rig Fair Value
		Contract	Contract	Capitalized	Adjustments at
Vessel Name	Expected Delivery	Amount	Payments	Expenses	Acquisition Date	Total

H1837	January 2011	$696,524	407,505	78,031	89,000	$574,536
H1838	March 2011	695,000	407,505	55,670	89,000	552,175
H1865	July 2011	731,987	374,833	33,033	—	407,866
H1866	September 2011	731,614	322,812	31,101	—	353,913

		$2,855,125	1,512,655	197,835	178,000	$1,888,490

During the year ended December 31, 2009 and 2010 the Contract amount increased from $2,812,848 to $2,855,125 from scope changes.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

During the year ended December 31, 2009 and 2010 the movement of the advances for drillships under construction and acquisitions was as follows:

Balance at December 31, 2008	$—
Acquisitions of Hulls 1837/ 1838 (May 15, 2009)	625,445
Acquisitions of Hulls 1865/ 1866 (March 5, 2009)	422,114
Advances for drillships under construction	95,673
Capitalized interest (as restated)	24,457
Capitalized expenses	8,834
Related Parties	1,869

Balance at, December 31, 2009 (as restated)	$1,178,392

Balance at January 1, 2010	$1,178,392
Advances for drillships under construction	592,085
Capitalized interest	35,781
Capitalized expenses	78,249
Related Parties	3,983

Balance at, December 31, 2010	$1,888,490

8.	Drilling Rigs:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

Drilling Rigs, machinery and equipment:

		Accumulated	Net Book
	Cost	Depreciation	Value

Balance on acquisition May 14, 2008	$1,405,346	—	$1,405,346

Additions	16,584	—	16,584
Depreciation	—	(44,571)	(44,571)

Balance, December 31, 2008	1,421,930	(44,571)	1,377,359
Additions	14,152	—	14,152
Depreciation	—	(73,905)	(73,905)

Balance December 31, 2009	1,436,082	(118,476)	1,317,607
Additions	6,835	—	6,835
Disposals	(2,800)	1,342	(1,458)
Depreciation		(73,651)	(73,651)

Balance December 31, 2010	$1,440,117	(190,785)	$1,249,333

As of December 31, 2009 and 2010, all of the Company’s drilling rigs and drillships under construction have been pledged as collateral to secure the bank loans (Note 10).

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

9.	Intangible Assets and Liabilities:

The Company identified, in connection with the acquisition of Ocean Rig, finite-lived intangible assets associated with the trade names, software, and above market acquired time charters that are being amortized over their useful lives. In the case of the trade names and software, the useful lives are estimated to be ten years. The useful lives of above market acquired time charters depend on the contract term remaining at the date of acquisition. Trade names and software are included in “Intangible assets, net” in the accompanying consolidated balance sheets net of accumulated amortization. Above-market acquired time charters are presented separately in the accompanying consolidated balance sheets, net of accumulated amortization.

		Accumulated	Amortization
		Amortization	for the Year
		as of	Ended
	Amount	December 31,	December 31,	Amortization Schedule
	Acquired	2009	2010	2011	2012	2013	2014	2015	thereafter

Trade names	$8,774	(1,507)	(877)	(877)	(877)	(877)	(877)	(877)	$(2,005)
Software	5,659	(978)	(565)	(565)	(565)	(565)	(565)	(565)	(1,291)

Total Intangible Assets, net	$14,433	(2,485)	(1,442)	(1,442)	(1,442)	(1,442)	(1,442)	(1,442)	$(3,296)
Above market time charters	$3,663	(1,271)	(1,222)	(1,170)

10.	Long-term Debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31,	December 31,
	2009	2010

Two 562,500 Loan Agreements	$186,274	$194,524
1,040,000 Credit Facility	808,550	675,833
230,000 Credit Facility	230,000	115,000
300,000 Credit Facility	—	300,000

Total loan Facilities outstanding	1,224,824	1,285,357
Less: Deferred financing costs	(24,794)	(27,810)

Total debt reflected in balance sheet	1,200,030	1,257,547
Less: Current portion	(537,668)	(560,561)

Long-term portion	$662,362	$696,986

The principal payments, excluding deferred financing costs, to be made during each of the twelve-month periods subsequent to December 31, 2010 for the loan payments as classified in the balance sheet in, are as follows:

December 31, 2011	$568,333
December 31, 2012	195,000
December 31, 2013	522,024

Total principal payments	1,285,357
Less: Financing fees	(27,810)

Total debt reflected in balance sheet	$1,257,547

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

Total interest and debt amortization cost incurred on long-term debt for the years ended December 31, 2009 and 2010 amounted to $63,407 and $57,350, respectively, of which $24,457 and $35,780 respectively, were capitalized as part of the cost of the rigs under construction. Total interest incurred and amortization of debt issuance cost on long-term debt, net of capitalized interest, are included in “Interest and finance costs” in the accompanying consolidated statement of operations.

Total interest incurred on the Company’s long-term debt, including accrued interest, for the years ended December 31, 2008, 2009 and 2010 amounted to $55,165 , $57,154 and $35,827 respectively. These amounts are included in “Interest and finance costs” in the accompanying consolidated statements of operations. The Company’s weighted average interest rate (including the margin) as of December 31, 2008, 2009 and 2010 was 5.0%, 4.2% and 4.5%, respectively. The stated interest rates on the debt is variable, based on LIBOR plus a margin. At December 31, 2008, 2009 and 2010, the margin ranged from 4.3% to 7.9%, 3.5% to 4.8% and 4.3% to 4.6%, respectively.

a) Acquisition Facility:  On May 9, 2008, the Company concluded a guarantee facility of NOK 5.0 billion (approximately $974,500) and a term loan of $800,000 in order to guarantee the purchase price of the Ocean Rig shares to be acquired through the mandatory offering, to finance the acquisition cost of the Ocean Rig shares and to refinance existing debt. The term loan was repayable in four quarterly installments of $75,000 followed by four quarterly installments of $50,000 plus a balloon payment payable together with the last installment on May 12, 2010. As of December 31, 2008 the Company drew down the total amount of $800,000 and repaid $150,000. As of December 31, 2009, the Company had fully repaid it. The facility contained various covenants measured on a consolidated DryShips Inc. level, including a minimum market-adjusted equity ratio.

During the first quarter of 2009 and in April 2009, the Company repaid $190,000 and $160,000, respectively, of its existing $800,000 facility. The remaining outstanding balance of $300,000 was fully repaid in May 2009, of which $150,000 was paid with the Company’s new credit facility discussed in the following paragraph below.

On May 13, 2009, the Company entered into a new one-year credit facility with the same lender as above for an amount of up to $300,000 in order to refinance the Company’s existing loan indebtedness discussed in the above paragraph. In May 2009, the Company drew down $150,000 of the loan in order to refinance the $150,000 outstanding debt at the date of the drawdown of the above facility. The loan bore interest at LIBOR plus a margin. This new credit facility was fully repaid in May 2009 using proceeds from an increase in paid in capital from DryShips. DryShips’ financed the capital contribution to the Company from its at-the-market offerings. The undrawn amount of the facility was fully cancelled.

b) Two 562,500 Loan Agreements (the Two Deutsche Bank Facilities):  On March 5, 2009, in connection with the acquisition of Drillships Investment Inc. including the two companies owning drillship Hulls 1865 and 1866, as further described in Note 5, the Company assumed two facility agreements for an aggregate amount of $1,125,000 in order to partly finance the construction cost of Drillship Hulls 1865 and 1866. The Two 562,500 Loan Agreements bear interest at LIBOR plus a margin and are repayable in eighteen semi-annual installments through November 2020. The first installment is payable six months after the delivery of the vessels, which is expected to be in the third quarter of 2011. The Two 562,500 Loan Agreements contains various covenants measured on a consolidated DryShips Inc. level, including: (i) a minimum market-adjusted equity ratio; and (ii) a minimum market value adjusted net worth.

On June 5, 2009, the Company entered into agreements with a bank, as facility agent, and certain other lenders on waiver and amendment terms with respect to the Two 562,500 Loan Agreements providing for a

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

waiver of certain financial covenants through January 31, 2010. These agreements provide for, among other things; (i) a waiver of the required market adjusted equity ratio; (ii) a waiver of the required market value adjusted net worth; and (iii) a required payment from us to each lender and the facility agent.

On January 28, 2010, the Company signed two supplemental agreements that provided for certain non-financial covenant amendments to the Two 562,500 Loan Agreements. In addition these agreements revoked all waivers previously obtained related to the Two 562,500 Loan Agreements.

A basic principle of the two credit facilities is that any drawdown on the credit facility, prior to securing certain drilling contracts at acceptable terms is subject to cash deposit collateral of an equivalent amount to any drawdown.

As of December 31, 2010, the amount outstanding under the Two 562,500 Loan Agreements was $194,524. Cash deposits equivalent to the drawdowns on the Two 562,500 Loan Agreements are included as restricted cash (note 6).

As of December 31, 2010, the Company had an unutilized line of credit totaling $930,476. Drawdowns under this line of credit must be matched with corresponding cash collateral until the drillships enter into employment contracts for both vessels at specified minimum dayrates and for specified minimum terms with a charterer that is satisfactory to such lenders by the earlier of (i) April 30, 2011 or (ii) the delivery of the Ocean Rig Poseidon, at which point no cash collateral is needed. The Company is required to pay a quarterly commitment fee of 0.60% per annum of the unutilized portion of the unutilized line of credit.

On March 28, 2011 the company restructured these facilities, see note 23.8.

c) 1,040,000 Credit Facility:  On September 17, 2008, the Company entered into a new five-year secured credit facility for the amount of up to $1,040,000 in order to refinance the Company’s existing loan indebtedness in relation to the drilling units Leiv Eiriksson and Eirik Raude and for general corporate purposes. The 1,040,000 Credit Facility consists of a guarantee facility, three revolving credit facilities (a, b and c) and a term loan. The aggregate amount of the term loan is up to $400,000 and the aggregate amount under the revolving credit facility A is up to $350,000. The aggregate amount under the revolving credit facility b is up to $250,000 and under the revolving credit facility c is up to $20,000. The guarantee facility provides the Company with a credit facility of up to $20,000.

In September and October, 2008, the Company drew down $1,020,000 of the new credit facility. The drawdown proceeds were used to repay all other Ocean Rig outstanding debt at the date of the drawdown amounting to $776,000.

The commitment under 1,040,000 Credit Facility’s Revolving Credit Facility A was reduced by $17,500 on December 17, 2008 and will continue to be reduced by $17,500 quarterly thereafter until September 17, 2013, which is 60 months after the date of the agreement. Further, the commitment under 1,040,000 Credit Facility’s Revolving Credit Facility B is reduced quarterly by 12 unequal quarterly installments with a final maturity date of not later than the earlier of a) the expiry of the time charter of the drilling rig the Eirik Raude, which is scheduled to expire in October 2011 or b) September, 2011. This loan bears interest at LIBOR plus a margin and is repayable in twenty quarterly installments. The term loan will be repaid by one balloon payment of $400,000 on September 17, 2013.

As of December 31, 2009 and 2010, the outstanding balances under the 1,040,000 Credit Facility were $808,550 and $675,833, respectively.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

d) 230,000 Credit Facility:  In connection with the acquisition of Drillships Holdings on May 15, 2009, the Company assumed the $230,000 loan facility that was entered into in September 2007, in order to finance the construction of Hulls 1837 and 1838. The 230,000 Credit Facility bear interest at the lender’s funding cost a margin, and are repayable upon the delivery of Hull 1837 in January 2011, and Hull 1838 in March 2011. Borrowings under the 230,000 Credit Facility are subject to certain financial covenants and restrictions on dividend payments, assignment of the relevant shipbuilding contracts, refund guarantees and other related items. In addition to the customary security and guarantees issued to the borrower, the 230,000 Credit Facility was collateralized by certain vessels owned by certain related parties, corporate guarantees of certain related parties and a personal guarantee from George Economou. The Company repaid $115.0 million of the loan facility on December 22, 2010 in connection with the delivery of the Ocean Rig Corcovado and the remaining $115.0 million of the loan facility on March 18, 2011 in connection with the delivery of the Ocean Rig Olympia.

In connection with the acquisition of Drillships Holdings on May 15, 2009, the Company also assumed two $15,551 fixed-rate term notes that were entered into in January 2009, in order to finance the construction of Hulls 1837 and 1838. The term notes were fully repaid in July 2010.

e) 300,000 Credit Facility:  On December 28, 2010 the Company concluded a $300,000 loan facility to be repaid during 2011 which was callable by the bank at anytime and could be repaid without prepayment penalties. The loan was fully drawn on December 28, 2010 and fully repaid on January 3, 2011, see note 23.3. The loan cannot be redrawn. A corresponding amount was deposited on a required escrow account as required by the loan agreement as security for the loan, which is classified as restricted cash. Interest on the facility is LIBOR plus a margin while the borrowed funds are held with the bank earning LIBOR plus a margin.

f) 325,000 Credit Facility:  On December 21, 2010 the Company concluded a $325,000 bridge term loan facility, with its subsidiary Drillships Hydra Owners Inc. as intended borrower, for the purpose of (i) meeting the ongoing working capital needs of Drillships Hydra Owners Inc, (ii) financing the partial repayment of existing debt in relation to the purchase of the drillship identified as Samsung Hull 1837, or Ocean Rig Corcovado, and (iii) financing the payment of the final installment associated with the purchase of said drillship. Dry Ships Inc., Drillships Holdings Inc. and Ocean Rig UDW Inc. will act as joint guarantors and guarantee all obligations and liabilities of Drillships Hydra Owners Inc. The loan was drawn in full on January 5, 2011 and matures July 5, 2011.

The loans above (a-f) are secured by a first priority mortgage over the drillships/drill rigs or assignment of shipbuilding contracts, corporate guarantee, and a first assignment of all freights, earnings, insurances and requisition compensation. The loans contain covenants including restrictions, without the bank’s prior consent, as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels, change in the general nature of the Company’s business, and maintaining an established place of business in the United States or the United Kingdom. The loan described under the 1,040,000 Credit Facility also contains certain financial covenants relating to the Company’s financial position, operating performance and liquidity. The loans described under the Two 562,500 Loan Agreements, the 230,000 Credit Facility and the 325,000 Credit Facility above also contain certain financial covenants relating to the consolidated financial position of DryShips Inc., operating performance and liquidity.

A default situation in DryShips could have a substantial effect on the Company. Should DryShips fail to pay loan installments as they fall due, this would result in a cross-default on the Company’s facilities. As of December 31, 2008 and 2009, DryShips was deemed to be in theoretical default of all its bank facilities. Due to the cross-default situation and breach of certain financial covenants both for the Company and for DryShips, the loan balances under the Company’s affected facilities was fully classified as current. The cross default

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

provisions of the Company’s credit facility 1,040,000 is only triggered by the actual default on other indebtedness and was therefore classified as non-current except for repayments due in the next twelve months. In accordance with guidance related to classification of obligation that are callable by the creditor, the Company has as per December 31, 2009 classified all of its affected long-term debt in breach due to cross-default clauses of the credit facility agreements amounting to $400,036 as current at December 31, 2009. As per December 31, 2010 there was no default situation in DryShips and therefore no cross-default for the Company’s loans.

11.  Financial Instruments and Fair Value Measurements:

All derivatives are carried at fair value on the consolidated balance sheets at each period end. Balances as of December 31, 2009 and December 31, 2010 are as follows:

	December 31, 2009			December 31, 2010
		Foreign			Foreign
	Interest	Currency		Interest	Currency
	Rate	Forward		Rate	Forward
	Swaps	Contracts	Total	Swaps	Contracts	Total

Current Assets	$—	434	434	—	1,538	$1,538
Current Liabilities	(5,467)	—	(5,467)	(12,503)	—	(12,503)
Non-current liabilities	(64,219)	—	(64,219)	(96,901)	—	(96,901)

Total	$(69,686)	434	(69,252)	(109,404)	1,538	$(107,866)

11.1 Interest rate swaps and cap and floor agreements:  As of December 31, 2009 and 2010, the Company had outstanding eleven interest rate swap and cap and floor agreements, with a notional amount of $1,285,000 and $908,468 respectively, maturing from September 2011 through November 2017. These agreements are entered into in order to economically hedge its exposure to interest rate fluctuations with respect to the Company’s borrowings. As of December 31, 2009 and 2010, eight of these agreements do not qualify for hedge accounting and, as such, changes in their fair values are included in the accompanying consolidated statement of operations. As of December 31, 2009 and 2010, three agreements qualify for and are designated for hedge accounting and, as such, changes in their fair values are included in other comprehensive loss. The fair value of these agreements equates to the amount that would be paid by the Company if the agreements were cancelled at the reporting date, taking into account current interest rates and creditworthiness of the Company.

As of December 31, 2010, security deposits (margin calls) of $78,600 were paid by the Company and were recorded as “Other non-current assets” in the accompanying consolidated balance sheet. These deposits are required by the counterparty due to the market loss in the swap agreements.

11.2 Foreign currency forward contracts:  As of December 31, 2009 and 2010, the Company had outstanding ten forward contracts to sell $20 million for NOK 119 million and twelve forward contracts to sell $28 million for NOK 174 million. These agreements are entered into in order to hedge its exposure to foreign currency fluctuations. The fair value of these contracts at December 31, 2009 and December 31, 2010 was an asset of $434 and an asset of $1,538 respectively.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

The change in the fair value of such agreements for the years ended December 31, 2009 and 2010 amounted to a gain of $2,023 and a gain of $1,104 respectively and is reflected under “Other, net” in the accompanying consolidated statement of operations.

		Asset Derivatives			Liability Derivatives
		December 31,	December 31,		December 31,	December 31,
Derivatives Designated as	Balance Sheet	2009	2010	Balance Sheet	2009	2010
Hedging Instruments	Location	Fair value	Fair value	Location	Fair value	Fair value

Interest rate swaps	Financial instruments	$—	—	Financial instruments non-current liabilities	(31,028)	$(36,523)
		—	—	Financial instruments current liabilities	—	—

Total derivatives designated as hedging instruments		—	—		(31,028)	(36,523)

Derivatives not Designated as
Hedging Instruments
Interest rate swaps	Financial Instruments current assets	—	—	Financial Instruments current liabilities	(5,467)	(12,503)
Interest rate swaps	Financial Instruments non-current assets	—	—	Financial instruments-non current liabilities	(33,191)	(60,378)
Foreign currency forward contracts	Financial instruments current assets	434	1,538	Financial instruments current liabilities	—	—

Total derivatives not designated as hedging instruments		434	1,538		(38,658)	(72,781)

Total derivatives		$434	1,538	Total derivatives	(69,686)	$(109,404)

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

The effect of Derivative Instruments on Accumulated other comprehensive income:

	Amount of Gain/(Loss) Recognized in OCI on Derivative
	(Effective Portion)
	Year Ended	Year Ended
Derivatives Designated for Cash	December 31,	December 31,
Flow Hedging Relationships	2009	2010

Interest rate swaps	9,887	$(27,018)

Total	9,887	$(27,018)

No portion of the cash flow hedges shown above was ineffective during the year. In addition, the Company did not transfer any gains/losses on the hedges from accumulated OCI into the consolidated statement of operations.

The effect of Derivative Instruments on the Consolidated Statement of Operations:

		Amount of Gain/(Loss)
		Year Ended	Year Ended
	Location of Gain or (Loss)	December 31,	December 31,
Derivatives not Designated as Hedging Instruments	Recognized	2009	2010

Foreign currency forward contracts	Other, net	2,023	$1,104
Interest rate swaps	Gain/(loss) interest rate swaps	4,826	(40,303)

Total		6,849	$(39,199)

The Company recognizes all derivative instruments as either assets or liabilities at fair value on its consolidated balance sheet. The Company has designated all qualifying interest rate swap contracts as cash flow hedges, with the last qualifying contract expiring in September 2013.

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in the accompanying consolidated statement of operations. Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in the accompanying consolidated statement of operations.

The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. The Company enters into foreign currency forward contracts in order to manage risks associated with future hire rates and fluctuations in foreign currencies, respectively. All of the Company’s derivative transactions are entered into for risk management purposes.

The carrying amounts of cash and cash equivalents, restricted cash and trade accounts receivable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company. The fair value of foreign currency forward contracts was based on the forward exchange rates.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

Fair value measurements are classified based upon inputs used to develop the measurement under the following hierarchy:

Level 1 — Quoted market prices in active markets for identical assets or liabilities.

Level 2 — Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 — Unobservable inputs that are not corroborated by market data.

The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of the valuation date.

		Quoted Prices
		in Active	Significant
		Markets for	Other
		Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
	2009	(Level 1)	(Level 2)	(Level 3)

Recurring measurements:
Interest rate swaps-liability position	$(69,686)	—	(69,686)	$—
Foreign currency forward contracts — asset position	434	—	434	—

Total	$(69,252)	—	(69,252)	$

		Quoted Prices
		in Active	Significant
		Markets for	Other
		Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
	2010	(Level 1)	(Level 2)	(Level 3)

Recurring measurements:
Interest rate swaps-liability position	$(109,404)	—	(109,404)	$—
Foreign currency forward contracts — asset position	1,538	1,538	—	—

Total	$(107,886)	1,538	(109,404)	$—

11.3 Amortization plan deferred OCI Cash flow hedge financing cost:

In 2011 the drillships will be delivered and put into operation. As the depreciation of the drillships will start in 2011, a portion of the net amount of the existing gains or losses on cash flow hedges reported in accumulated other comprehensive income will need to be reclassified into earnings. The estimated net amount of such existing gains or losses at December 31, 2010 that will be reclassified into earnings within the next 12 months is $694.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

The following table summarizes the accumulated cash flow hedge interest expense in Other Comprehensive Income.

	December 31,	December 31,	December 31,
	2008	2009	2010

Accumulated Cash flow interest expense	$—	(6,253)	$(27,776)
Amortized	—	—	—

Other Comprehensive Income	$—	(6,253)	$(27,776)

12.	Pensions:

Pensions in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,	December 31,
	2009	2010

Pension benefit obligation/ (asset)	$(388)	$602

The Company has three pension benefit plans for employees managed and funded through Norwegian life insurance companies. As of December 31, 2010 the pension plans cover 55 employees. The pension scheme is in compliance with the Norwegian law on required occupational pension.

The Company uses a January 1 measurement date for net periodic pension cost and a December 31 measurement date for benefit obligations and plan assets.

For defined benefit pension plans, the benefit obligation is the projected benefit obligation, the actuarial present value, as of our December 31 measurement data, of all benefits attributed by the pension benefit formula to employee service rendered to that date. The amount for benefit to be paid depends on a number of future events incorporated into the pension benefit formula, including estimates of the average life of employees/survivors and average years of service rendered. It is measured based on assumptions concerning future interest rates and future employee compensation levels.

The following table presents this reconsolidation and shows the change in the projected benefit obligation for the years ended December 31:

	2009	2010

Benefit obligation at January 1	$7,032	$8,897
Service cost for benefits earned	4,121	2,021
Interest cost	280	334
Settlement	(1,983)	(2,985)
Actuarial gains/(losses)	(1,587)	149
Benefits paid	(42)	(72)
Payroll tax of employer contribution	(442)	(104)
Foreign currency exchange rate changes	1,518	(143)

Benefit obligation at end of year	$8,897	$8,097

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

The following table presents the change in the value of plan assets for the years ended December 31, 2009 and 2010 and the plans’ funded status at December 31:

	2009	2010

Fair value of plan assets at January 1,	$6,320	$9,284
Expected return on plan assets	378	395
Actual return on plan assets	(1,395)	(760)
Employer contributions	3,138	741
Settlement	(624)	(1,986)
Foreign currency exchange rate changes	1,467	(178)

Fair value of plan assets at end of year	$9,284	$7,496

Funded/ (unfunded) status at end of year	$388	$602

Amounts included in accumulated other comprehensive incomes that have not yet been recognized in net periodic benefit cost at December 31 are listed below:

	2008	2009	2010

Net actuarial loss	$3,337	$2,766	$2,342
Prior service cost	187	964	424

Defined benefit plan adjustment, before tax effect	$3,524	$3,730	$2,766

The accumulated benefit obligation for the pension plans represents the actuarial present value of benefit based on employee service and compensation as of a certain date and does not include an assumption about future compensation levels. The accumulated benefit obligation for the pension plans was $2,995 at December 31, 2010 and $6,265 at December 31, 2009.

The net periodic pension cost recognized in consolidated statements of income was $2,981, 3,652 and 2,008 for the years ended December 31, 2008, 2009 and 2010.

The following table presents the components of net periodic pension cost:

	2008	2009	2010

Expected return on plan assets	$(410)	$(378)	$(395)
Service cost	2,870	4,121	2,021
Interest cost	275	280	334
Amortization of prior service cost	190	—	—
Amortization of actuarial loss	146	168	47
Settlement	(91)	(539)	1

Net periodic pension cost	$2,981	$3,652	$2,008

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

The table below presents the components of changes in Plan Assets and Benefit Obligations recognized in Other Comprehensive Income:

	2008	2009	2010

Net actuarial loss (gain)	$225	$(1,091)	$1,101
Prior service cost (credit)	(1,511)	777	(1,020)
Amortization of actuarial loss	236	(256)	(505)
Amortization of prior service cost	(190)	—	—

Total recognized in net pension cost and other comprehensive income, before tax effects	$(1,240)	$(570)	$(424)

The estimated net loss for pension benefits that will be amortized from accumulated other comprehensive income into the periodic benefit cost for the next fiscal year is $112.

Pension obligations are actuarially determined and are affected by assumptions including expected return on plan assets. As of December 31, 2010 contributions amounting to $741 in total, have been made to the defined benefit pension plan.

The Company evaluates assumptions regarding the estimated long-term rate of return on plan assets based on historical experience and future expectations on investment returns, which are calculated by an unaffiliated investment advisor utilizing the asset allocation classes held by the plan’s portfolios. Changes in these and other assumptions used in the actuarial computations could impact the Company’s projected benefit obligations, pension liabilities, pension cost and other comprehensive income.

The Company bases its determination of pension cost on a market-related valuation of assets that reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market-related value of assets.

The following are the weighted — average assumptions used to determine net periodic pension cost:

	December 31,	December 31,	December 31,
	2008	2009	2010

Weighted average assumptions
Expected return on plan assets	5.80%	5.70%	5.40%
Discount rate	3.80%	4.50%	4.00%
Compensation increases	4.25%	4.50%	4.00%

The Company’s investments are managed by the insurance company Storebrand by using models presenting many different asset allocation scenarios to assess the most appropriate target allocation to produce long-term gains without taking on undue risk. US GAAP standards require disclosures for financial assets and

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

liabilities that are re-measured at fair value at least annually. The following table set forth the pension assets at fair value as of December 31, 2009 and 2010:

	2009	2010

Share and other equity investments	$1,086	$1,214
Bonds and other security — fixed yield	2,618	1,289
Bonds held to maturity	2,497	1,889
Properties and real estate	1,504	1,207
Money market	947	668
Other	631	1,229

Total plan net assets at fair value	$9,284	$7,496

The law requires a low risk profile; hence the majority of the funds are invested in government bonds and high-rated corporate bonds.

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Investments in securities not traded on a national securities exchange are valued using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.

Alternative investments, binding investment in private equity, private bonds, hedge funds, and real assets, do not have readily available marked values. These estimated fair values may differ significantly from the values that would have been used had a ready market for these investments existed, and such differences could be material. Private equity, private bonds, hedge funds and other investments not having an established market are valued at net assets values as determined by the investment managers, which management had determined approximates fair value. Investments in real assets funds are stated at the aggregate net asset value of the units of these funds, which management has determined approximate fair value. Real assets are valued either at amounts based upon appraisal reports prepared by appraisal performed by the investment manager, which management has determined approximates.

Purchases and sales of securities are recorded as of the trade date. Realized gains and losses on sales of securities are determined on the basis of average cost. Interest income is recognized on the accrual basis. Dividend income is recognized on the ex-dividend date.

The major categories of plan assets as a percentage of the fair value of plan assets are as follows:

	As of December 31,
	2009	2010

Shares and other equity instruments	12%	16%
Bonds	55%	42%
Properties and real estate	16%	16%
Other	17%	26%

Total	100%	100%

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

The US GAAP standards require disclosures for financial assets and liabilities that are re-measured at fair value at least annually. The US GAAP standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. Tiers include three levels which are explained below:

Level 1:

Financial instruments valued on the basis of quoted priced for identical assets in active markets. This category encompasses listed equities that over the previous six months have experienced a daily average turnover equivalent to approximately $3,462 or more. Based on this, the equities are regarded as sufficiently liquid to be encompassed by this level. Bonds, certificates or equivalent instruments issued by national governments are generally classified as level 1. In the case of derivatives, standardized equity-linked and interest rate futures will be encompassed by this level.

Level 2:

Financial instruments valued on the basis of observable market information not covered by level 1. This category encompasses financial instruments that are valued on the basis of market information that can be directly observable or indirectly observable. Market information that is indirectly observable means that prices can be derived from observable, related markets. Level 2 encompasses equities or equivalent equity instruments for which market prices are available, but where the turnover volume is too limited to meet the criteria in level 1. Equities on this level will normally have been traded during the last month. Bonds and equivalent instruments are generally classified as level 2. Interest rate and currency swaps, non-standardized interest rate and currency derivatives, and credit default swaps are also classified as level 2. Funds are generally classified as level 2, and encompass equity, interest rate, and hedge funds.

Level 3:

Financial instruments valued on the basis of information that is not observable pursuant to by level 2. Equities classified as level 3 encompass investments in primarily unlisted/private companies. These include investments in forestry, real estate and infrastructure. Private equity is generally classified as level 3 through direct investments or investments in funds. Asset backed securities (ABS), residential mortgage backed securities (RMBS) and commercial mortgage backed securities (CMBS) are classified as level 3 due to their generally limited liquidity and transparency in the market.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

The following table sets forth by level, within the fair value hierarchy, the pension asset at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total

Equity securities:
US Equities	$531	—	133	$663
Non-US Equities	551	—	—	551
Fixed Income:
Government Bonds	2,336	842	—	3,178
Corporate Bonds	982	—	—	982
Alternative Investments:
Hedge funds and limited partnerships	—	225	—	225
Other	22	—	—	22
Cash and cash equivalents	667	—	—	667
Real Estate	—	—	1,207	1,207

Net Plan Net Assets	$5,089	$1,067	$1,340	$7,496

The following table sets forth by level, within the fair value hierarchy, the pension asset at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total

Equity securities:
US Equities	$516	—	57	$573
Non-US Equities	512	—	—	512
Fixed Income:
Government Bonds	3,344	1,206	—	4,550
Corporate Bonds	789	—	—	789
Alternative Investments:
Hedge funds and limited partnerships	—	214	—	214
Other	167	—	—	167
Cash and cash equivalents	975	—	—	975
Real Estate	—	—	1,504	1,504

Net Plan Net Assets	$6,304	$1,419	$1,561	$9,284

The tables below set forth a summary of changes in the fair value of the pension assets level 3 investment assets for the years ended December 31.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

	Year Ended December 31,
	2009	2010

Balance, beginning of year	$1,161	$1,561
Actual return on plan assets:
Assets sold during the period	—	—
Assets still held at reporting date	310	75
Purchases, sales, issuances and settlements (net)	91	(296)

Net Plan Net Assets	$1,561	$1,340

The following pension benefits contributions are expected to be paid by the Company during the years ending:

December 31, 2011	$83
December 31, 2012	84
December 31, 2013	66
December 31, 2014	106
December 31, 2015	107
December 31, 2016 — 2021	1,279

Total pension payments	$1,726

The Company’s estimated employer contribution to the define benefit pension plan for the fiscal year 2011 is $678.

The Company has a defined contribution pension plan that includes 354 employees. The contribution to the defined contribution pension plan for the year 2010 was $1,775. The contribution to the defined contribution pension plan for the years 2009 and 2008 was $104 and $54 respectively.

13.	Other non-current assets

The amount of other non-current assets shown in the accompanying consolidated balance sheets is analyzed as follows:

	2009	2010

Margin calls	40,700	78,600
Advance payments drillships	—	294,569
Drillship options	—	99,024

Total	40,700	472,193

On November 22, 2010, the Company, entered into a contract with Samsung that granted DryShips options for the construction of up to four additional ultra-deepwater drillships, which would be “sister-ships” to the Ocean Rig Corcovado, the Ocean Rig Olympia and the two drillships currently under construction and would have the same specifications as the Ocean Rig Poseidon with certain upgrades to vessel design and specifications. Each of the four options may be exercised at any time on or prior to November 22, 2011, with vessel deliveries ranging from 2013 to 2014 depending on when the options are exercised. The total

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

construction cost is estimated to be $638.0 million per drillship. The option agreement required the Company to pay a non-refundable slot reservation fee of $24,756 per drillship, which fee will be applied towards the drillship contract price if the options are exercised. The cost of the option agreements of $99,024 was paid on December 30, 2010 and is recorded in the accompanying consolidated balance sheets as ’Other non-current assets’. On December 30, 2010 DryShips entered into a novation agreement with Ocean Rig UDW and transferred these options to its subsidiary. As of December 31, 2010, none of these options have been exercised.

14.	Shareholders’ equity

There is one class of common shares, and each common share is entitled to one vote on all matters submitted to a vote of shareholders.

Prior to December 8, 2010, the Company’s authorized capital stock consisted of 500 common shares, par value $20.00 per shares. During December 2010, the Company adopted, amended and restated articles of incorporation pursuant to which its authorized capital stock will consist of 250,000,000 common shares, par value $0.01 per share; and (ii) declared and paid a stock dividend of 103,125,000 shares of its common stock to its sole shareholder, DryShips. On December 21, 2010 the Company completed through a private placement the sale of an aggregated of 28,571,428 common shares at $17.50 per share. Net proceeds from the private placement was $488,301 including $11,699 in attributable costs. The stock dividend has been accounted for as a stock split. As a result, we reclassified approximately $1,021 from APIC to common stock, which represents the par value per share of the shares issued. All previously reported share and per share amounts have been restated to reflect the stock dividend.

At December 31, 2010 the Company’s authorized capital stock consisted of 250,000,000 common shares, par value $0.01 per shares, of which 131,696,928 common shares were issued and outstanding.

15.	Earnings/(loss) per share

Basic earnings per share is calculated by dividing net profit/ (loss) for the year by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share is calculated by dividing the net profit/(loss) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would have been issued on the conversion of options into ordinary shares.

The Company increased the number of authorized shares to 250,000,000 with par value of $0.01 on December 7, 2010. On December 8, 2010, the Company declared a stock dividend of 103,125,000 shares to its sole shareholder, DryShips. On December 21, 2010, the company completed the sale of an aggregate of 28,571,428 of the Company’s common shares (representing a 22% ownership interest) in an offering made to both non-United States persons in Norway in reliance on Regulation S under the Securities Act and to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act. We refer to this offering as the “private offering.” A company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, purchased 2,869,428 common shares, or 2.38% of our outstanding common shares, in the private offering at the offering price of $17.50 per share. After the completion of the private offering the Company’s common stock issued is 131,696,928 shares with par value $0.01.

The following reflects the income and the share data used in the basic and diluted earnings per share computations under ASC 260-10-55-12, which states that if the number of common shares outstanding

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

increases as a result of a stock dividend prior to the private offering, the computations of basic and diluted EPS shall be adjusted retroactively for all periods presented to reflect that change in capital structure:

	Earnings/			Earnings/ (Loss)	Weighted Average
	(Loss) Applicable	Weighted Average	Basic Earnings/	Applicable to	Shares Outstanding	Diluted Earnings /
	to Common Shares	Shares Outstanding	(Loss) per Share	Diluted Shares	Diluted	(Loss) per Share
	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount

For the year ended	134,761	103,908,279	1.30	134,761	103,908,279	1.30
December 31, 2010:
For the year ended	115,754	103,125,500	1.12	115,754	103,125,500	1.12
December 31, 2009:
For the year ended	(765,847)	103,125,500	(7.43)	(765,847)	103,125,500	(7.43)
December 31, 2008:

16.	Drilling rig operating expenses:

The amounts of drilling rig operating expenses in the accompanying consolidated statements of operations are analyzed as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2009	2010

Crew wages and related costs	$46,951	76,628	$69,994
Insurance	12,686	7,869	7,918
Deferred rig operating cost	—	4,361	3,787
Repairs and maintenance	26,592	44,398	37,670

Total	$86,229	133,256	$119,369

17.	Impairment Charge

From the date the Company acquired Ocean Rig ASA in May 2008 through the annual goodwill impairment test performed on December 31, 2008, the market declined significantly and various factors negatively affected industry trends and conditions, which resulted in the revision of certain key assumptions used in determining the fair value of the Company’s single reporting unit (see Note 21) and therefore the implied fair value of goodwill. During the second half of 2008, the credit markets tightened, driving up the cost of capital and therefore the Company increased the rate of a long-term weighted average cost of capital. In addition, the economic downturn and volatile oil prices resulted in a downward revision of projected cash flows from the Company’s reporting unit in the Company’s forecasted discounted cash flows analysis for its 2008 impairment testing. Furthermore, the decline in the global economy negatively impacted publicly traded company multiples used when estimating fair value under the market approach. Based on results of the Company’s annual goodwill impairment analysis, the Company determined that the carrying value of the Company’s goodwill was impaired.

The Company recognized an impairment charge in the amount of $761,729 for the full carrying amount of Goodwill which had no tax effect.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

The Goodwill balance and changes in the Goodwill is as follows:

Balance at January 1, 2008	$—
Goodwill from acquisition of Ocean Rig ASA	761,729
Goodwill impairment charge	(761,729)

Balance December 31, 2008	$—

18.	Interest and Finance Cost:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year Ended December 31,
		2009
	2008	(As Restated)	2010

Interest costs on long-term debt(*)	$55,165	57,154	$35,827
Capitalized interest (see note 7)	—	(24,457)	(35,780)
Bank charges	6,024	6,269	1,997
Commissions and commitment fees	10,503	7,154	6,374

Total	$71,692	46,120	$8,418

(*)	In addition, a portion of interest was recorded in accumulated other comprehensive loss related to cash flow hedges of the variability of interest on borrowings that was capitalized as part of rigs under construction. The amounts recorded were $21,523 and $6,253 for 2010 and 2009, respectively.

19.	Interest Income:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year Ended December 31,
	2008	2009	2010

Bank Interest Income	$3,033	6,254	$12,464
Other Financial Income	—	5	—

Total	$3,033	6,259	$12,464

20.	Income Taxes

Ocean Rig UDW operates through its various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. The countries in which Ocean Rig UDW operates have taxation regimes with varying nominal rates, deductions, credits and other tax attributes. Consequently, there is not an expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

The components of Ocean Rig’s income/(losses) before taxes by country are as follows:

	Year Ended
		December 31,
	December 31,	2009	December 31,
	2008	(As Restated)	2010

Cyprus	$(40,599)	$(24,617)	$(32,438)
Norway	(747,018)	499,879	14,811
Marshall Islands	12,883	(370,007)	174,794
Korea	—	499	—
UK	62	1,915	763
Canada	—	(485)	(683)
USA	13,820	(262)	—
Ghana	704	21,628	(2,050)

Total income/(loss) before taxes and equity in loss of investee	$(760,148)	$128,551	$155,197

The table below shows for each entity’s total income tax expense for the period and statutory tax rate:

	Year Ended
	December 31,	December 1,	December 31,
	2008	2009	2010

Cyprus (10.0%)	$—	$—	$52
Norway (28.0%)	—	—	13
Marshall Islands (0.0%)	—	—	—
Turkey(*)	—	—	7,950
Korea (24.2%)	—	110	—
UK (28.0%)	366	727	765
Ireland (25.0%)	423	—	—
Canada (10% — 19%)	—	45	82
USA (15.0%-35.0%)	1,399	470	—
Ghana (**)	656	11,445	11,365

Current Tax expense	$2,844	$12,797	$20,227
Deferred Tax expense/(benefit)	—	—	209
Income taxes	2,844	$12,797	$20,436

Effective tax rate	0%	10%	13%

(*)	Ocean Rig 1 Inc. paid in 2010 withholding tax to Turkey authorities, based upon 5% of total contract revenues.

(**)	Tax in Ghana is a withholding tax, based upon 5% of total contract revenues.

Taxes have not been reflected in Other Comprehensive income since the valuation allowances would result in no recognition of deferred tax.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

Up to December 15, 2009, when a corporate reorganization occurred, Ocean Rig’s drilling operations were consolidated in Ocean Rig ASA, a company incorporated and domiciled in Norway. Subsequently, many of the activities and assets have moved to jurisdictions that do not have corporate taxation. As a result, net deferred tax assets were reversed in 2009. The net deferred tax assets of $91.6 million consisted of gross deferred tax assets of $105.1 million net of gross deferred tax liabilities of $13.5 million. However, a corresponding amount ($91.6 million) of valuation allowance was also reversed. As a result, there was no impact on deferred tax expense for the change of tax status of these entities in 2009.

Reconciliation of total tax expense:

	Year Ended
	December 31,	December 31,	December 31,
	2008	2009	2010

Statutory tax rate multiplied by profit/(loss) before tax*	$(212,816)	$—	$—
Change in valuation allowance	115 407	(93,358)	(14,922)
Differences in tax rates	135,908	138,865	14,177
Effect of permanent differences	(74,929)	21,317	40
Adjustments in respect to current income tax of previous years	—	—	281
Effect of exchange rate differences	39,274	(65,472)	1,465
Withholding tax	—	11,445	19,395

Total	$2,844	$12,797	$20,436

*	Ocean Rig has for 2008 and 2009 elected to use the statutory tax rate for each year based upon the location where the largest parts of its operations were domiciled. During 2008 most of its activities were domiciled in Norway with tax rate 28%. During 2009 and 2010, most of its activities were re-domiciled to Marshall Islands with tax rate of zero.

Ocean Rig is subject to changes in tax laws, treaties, regulations and interpretations in and between the countries in which its subsidiaries operate. A material change in these tax laws, treaties, regulations and interpretations could result in a higher or lower effective tax rate on worldwide earnings.

Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company’s assets and liabilities at

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

the applicable tax rates in effect. The significant components of deferred tax assets and liabilities are as follow:

	Year Ended
	December 31,	December 31,
	2009	2010

Deferred tax assets
Net operations loss carry forward	$65,045	$49,707
Accrued expenses	728	944
Accelerated depreciation of assets	9	8
Pension	—	157

Total deferred tax assets	$65,782	$50,816

Less: valuation allowance	(65,552)	(50,630)
Total deferred tax assets, net	230	186
Deferred tax liabilities
Depreciation and amortization	$(122)	$(394)
Pension	(108)	—

Total deferred tax liabilities	$(230)	$(394)

The amounts above are reflected in the Consolidated Balance Sheet as follows:

Net deferred tax assets /(liability)	$—	$(209)

Short-term net deferred tax assets	—	—

Long-term net deferred tax assets(liabilities)	$—	$(209)

Ocean Rig ASA filed for liquidation in 2008 and on December 15, 2009 it distributed all significant assets to Primelead Ltd., a subsidiary of Dryships, as a liquidation dividend, including the shares in all its subsidiaries. The statute of limitation under Norwegian tax law is two years after the fiscal year, if correct and complete information is disclosed in the tax return. The tax treatment of the liquidation is therefore subject to audit by the tax authorities until the end of 2011. The company does not expect any adverse tax effects from this transaction.

A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The Company provides a valuation allowance to offset deferred tax assets for net operating losses (“NOL”) incurred during the year in certain jurisdictions and for other deferred tax assets where, in the Company’s opinion, it is more likely than not that the financial statement benefit of these losses will not be realized. The Company provides a valuation allowance for foreign tax loss carry forward to reflect the possible expiration of these benefits prior to their utilization. As of December 31, 2010, the valuation allowance for deferred tax assets is reduced from $65,552 in 2009 to $50,630 in 2010 reflecting a reduction in net deferred tax assets during the period. The decrease is primarily a result of the reduction of deferred tax asset due to utilization of tax loss carry forwards in Norway and in Cyprus in 2010.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

The table below explains the “Net operations loss carry forward” in 2010 and 2009 for the countries the Company is operating in.

	Year Ended
	December 31,	December 31,
	2009	2010

Norway
Net operations loss carry forward	$183,998	$144,189
Tax rate	28%	28%
Net operations loss carry forward, tax effect	51,520	40,373
Cyprus
Net operations loss carry forward	$57,112	$89,832
Tax rate	10%	10%
Net operations loss carry forward, tax effect	5,711	8,983
Canada
Net operations loss carry forward	$24,419	$879
Tax rate	32%	32%
Net operations loss carry forward, tax effect	7,814	281
UK
Net operations loss carry forward	$—	$249
Tax rate	28%	28%
Net operations loss carry forward, tax effect	—	70
Accumulated
Net operations loss carry forward	$265,529	$235,106
Net operations loss carry forward, tax effect	65,045	49,707

The Company has tax losses, which arose in Norway of $183,998 and $144,146 at December 31, 2009 and 2010, respectively, that are available indefinitely for offset against future taxable profits of the companies in which the losses arose. However, all of these amounts are related to Ocean Rig ASA, Ocean Rig Norway AS, Ocean Rig 1 AS and Ocean Rig 2 AS that are under liquidation. Upon liquidation the tax losses will not be available.

The Company had tax losses, which arose in Cyprus of $57,112 and $89,832 at December 31, 2009 and 2010, respectively that are available indefinitely for offset against future taxable profits of the company in which the losses arose. A 100% valuation allowance in the assets resulting from the loss carry forward has been provided for as the Company is not profitable.

The Company had tax losses, which arose in Canada of $24,419 and $879 at December 31, 2009 and 2010, respectively, that are available indefinitely for offset against future taxable profits of the company in which the losses arose. The tax loss in Canada may be deducted in the future only against income and proceeds of disposition derived from resource properties owned at the time of the acquisition of control, or the Weymouth well. The possibility for utilization of this tax position for the period after the change of control in Ocean Rig on May 14, 2008, is in practice expired with an amount of $23,540. The tax loss carry forward per December 31, 2010 therefore only reflects tax losses after May 14, 2008.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

The Company had tax losses, which arose in UK of $249 at December 31, 2010 that are available indefinitely for offset against future taxable profits of the company in which the losses arose. A 100% valuation allowance in the assets resulting from the loss carry forward has been provided for as the Company is not profitable.

The Company’s income tax returns are subject to review and examination in the various jurisdictions in which the Company operates. Currently one tax audit is open. The Company may contest any tax assessment that deviates from its tax filing. However, this review is not expected to incur any tax payables.

The Company accrues for income tax contingencies that it believes are more likely than not exposures in accordance with the provisions of guidance related to accounting for uncertainty in income taxes.

The Company accrues interest and penalties related to its liabilities for unrecognized tax benefits as a component of income tax expense. During the year ended December 31, 2010, 2009 and 2008, the Company did not incur any interest or penalties. Ocean Rig UDW, and/or one of its subsidiaries, filed federal and local tax returns in several jurisdictions throughout the world. The amount of current tax benefit recognized during the years ended December 31, 2010, 2009 and 2008 from the settlement of disputes with tax authorities and the expiration of statute of limitations was insignificant.

Ocean Rig UDW is incorporated in Marshall Island and headquartered in Cyprus. Some of its subsidiaries are incorporated and domiciled in Norway, and as such, are in general subject to Norwegian income tax of 28%. Participation exemption normally applies to equity investments in the EEA (European Economic Area) except investments in low-tax countries. The model may also apply to investments outside of the EEA (except low-tax countries) to the extent the investment for the last two years have constituted at least 10% of the capital and votes in the entity in question. The Norwegian entities are subject to the Norwegian participation exemption model which provides that only 3% of dividend income and capital gains that are received by Norwegian companies are subject to tax. In effect this gives an effective tax of total income under the participation exemption for Norwegian companies of 0.84% (3% x 28%). After a restructuring of the Norwegian entities late in 2009, all Norwegian companies are owned directly by Primelead Ltd in Cyprus and the participation exemption model is therefore not relevant for 2010.

21.	Segment information:

The Company has one operating segment which is offshore drilling operations and this is consistent with management reporting and decision making. The operating segment is the Company’s primary segment as the Group has only one segment. Therefore, the company only reports the entity wide information on products and services, geographical information and major customers.

For the years ended December 31, 2008, 2009 and 2010, all of the consolidated revenues related to the operations of the Company’s two drilling rigs.

21.1	Products and services

In October 2009, the Leiv Eiriksson commenced the three year Petrobras contract to drill in the Black Sea. The Petrobras contract is accounted for as a Well Contract based on the terms of the contract as described in Note 2 (v). Revenues are recognized as the wells are drilled and recorded as Service revenues in the consolidated statement of operations. Leiv Eiriksson has operated under drilling contracts with Shell in the North Sea commencing on January 8, 2008 until October 2009. The Shell contract was accounted for as Term Contract as described in Note 2 (v). Revenues derived from the contract are partly accounted for as a lease, where the lease of the rig is recognized to the statement of operation as Leasing revenue on a straight line basis over the lease period, while the drilling services element is recognized in the period when drilling

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

services are rendered as Service revenue. During 2007, the rig completed the Total contract on September 11, 2007 and underwent its five year class work prior to beginning the Shell contract. The Total contract was accounted for as a Term Contract as described for the Shell contract above.

During 2010 and 2009, Eirik Raude worked under the three-year Tullow Oil contract which commenced in October 2008. Eirik Raude operated in the US Gulf of Mexico under a contract with Exxon Mobil from 2007 until October 9, 2008. Both, the ExxonMobil and the Tullow contracts qualify as Term Contracts, as described in Note 2 (v). Accounting for the contract follows the same principles as described for the Shell contract as outlined above.

As of December 31,2010, the estimated future minimum revenue is $1,091 million based on 100% earning efficiency and maximum bonuses. The estimated minimum revenue is distributed over 2011, 2012 and 2013 with $696 million, $335 million and $60 million, respectively. As of December 31, 2010, a total of $40,205 of revenue are deferred and will be recognized as revenue over the remaining contracts terms. As of December 31, 2009, a total of $38,400 of revenue was deferred.

See Note 2 (v) for a discussion of Other revenues.

21.2	Geographic segment information for offshore drilling operations

The revenue shown in the table below is revenue per country based upon the location that the drilling takes place related to the Offshore Drilling Operation segment:

	2008	2009	2010

Ghana	$40,120	230,815	$227,649
Turkey	—	—	176,228
Norway	74,725	123,306	(715)
UK	—	19,404	—
USA	53,394	—	—
Ireland	33,749	—	—
Other	122	—	—

Total leasing and service revenues	$202,110	373,525	$403,162

The drilling rigs Leiv Eiriksson and Eirik Raude constitute the Company’s long lived assets. Until December 22, 2008, the rigs were owned by Norwegian entities when ownership was transferred to Marshall Island entities.

21.3	Information about Major customers

Our customers are oil and gas exploration and production companies, including major integrated oil companies, independent oil and gas producers and government-owned oil and gas companies. In the year ended December 31, 2008, 2009 and 2010 our customers have been:

	2008	2009	2010

Customer A	20%	62%	57%
Customer B	—	—	43%
Customer C	54%	38%	—
Customer D	26%	—	—

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

The loss of any of these significant customers could have a material adverse effect on our results of operations if they were not replaced by other customers.

22.	Commitments and Contingencies

22.1	Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business.

The Company has obtained insurance for the assessed market value of the rigs. However, such insurance coverage may not provide sufficient funds to protect the Company from all liabilities that could result from its operations in all situations. Risks against which the Company may not be fully insured or insurable for include environmental liabilities, which may result from a blow-out or similar accident, or liabilities resulting from reservoir damage alleged to have been caused by the negligence of the Company.

The Company’s loss of hire insurance coverage does not protect against loss of income from day one, but will be effective after 45 days’ off-hire. The occurrence of casualty or loss, against which the Company is not fully insured, could have a material adverse effect on the Company’s results of operations and financial condition. The insurance covers approximately one year with loss of hire.

As part of our normal course of operations, our customer may disagree on amounts due to us under the provision of the contracts which are normally settled though negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as we reach agreement with the customer on the amounts due. Except for the matter discussed below in 22.2, the Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to our business.

22.2	Potential Angolan Import-/Export duties

Ocean Rig’s Leiv Eiriksson operated in Angola in the period 2002 to 2007. Ocean Rig understands that the Angolan government has retroactively levied import/export duties for two importation events in the period 2002 to 2007. As Ocean Rig has formally disputed all claims in relation to the potential duties and does not believe it is probable that the duties will be upheld, no provision has been made. The maximum amount is estimated to be between $5-10 million.

22.3	Purchase obligations:

The following table sets forth the Company’s contractual purchase obligations as of December 31, 2010.

2011

Obligations to Cardiff under management agreements terminated effective December 21, 2010 (Note 4)	5,774
Drillships shipbuilding contracts and owner furnished equipment	1,374,000

Total obligations	1,379,774

22.4	Rental payments

Ocean Rig entered into a five year office lease agreement with Vestre Svanholmen 6 AS which commenced on July 1, 2007. This lease includes an option for an additional five years term which must be

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

exercised at least six months prior to the end of the term of the contract which expires in June 2012. As of December 31, 2010, the future obligations amount to $646 for 2011 and $323 for 2012.

23.	Subsequent Events:

We have evaluated all subsequent events through April 29, 2011, the date the financial statements were available to be issued.

23.1 On January 3, 2011 the Company took delivery of its newbuilding drillship, the Ocean Rig Corcovado, the first to be delivered of the four sister drillship vessels that are being constructed at Samsung Heavy Industries. In connection with the delivery of Ocean Rig Corcovado, the final yard installment of $289.0 million was paid and the pre-delivery loan from DVB Bank of $115.0 million was repaid in full on December 22, 2010.

23.2 On January 4, 2011 the Company announced that it had entered into firm contracts with Cairn Energy PLC for the Leiv Eiriksson and the Ocean Rig Corcovado for a period of approximately 6 months each. The total contract value including mobilization for the Leiv Eiriksson is approximately $95 million. The mobilization period began in direct continuation from April 10, 2011, the agreed release date from the Petrobras contract, and the rig has been earning a reduced stand-by rate from that date. The total contract value including mobilization and winterization of the Ocean Rig Corcovado is approximately $142 million.

23.3 On January 4, 2011 the Company repaid the $300 million short term overdraft facility with EFG Eurobank from restricted cash, which was drawn down in full on December 28, 2010.

23.4 On January 4, 2011 the Company announced that it had entered into a firm contract with Petrobras Tanzania for its 3rd drillship newbuilding the Ocean Rig Poseidon. As part of this agreement the Leiv Eiriksson will be released early from the existing contract and will be made available in second quarter 2011. The firm contract period is for about 600 days plus a mobilization period. The total contract value including mobilization is $353 million.

23.5 On January 5, 2011 the Company drew down the full amount of the $325 million Deutsche Bank term loan facility, with its subsidiary Drillships Hydra Owners Inc. as borrower, for the purpose of (i) meeting the ongoing working capital needs of Drillships Hydra Owners Inc, (ii) financing the partial repayment of existing debt in relation to the purchase of the drillship identified as Samsung Hull 1837, or Ocean Rig Corcovado, and (iii) financing the payment of the final installment associated with the purchase of said drillship. Dry Ships Inc., Drillships Holdings Inc and Ocean Rig UDW Inc. are joint guarantors and guarantee all obligations and liabilities of Drillships Hydra Owners Inc.

23.6 On March 18, 2011, the Company repaid the second and final $115 million tranche of the predelivery financing for hulls 1837 and 1838.

23.7 On March 30, 2011, the Company took delivery of its newbuilding drillship, the Ocean Rig Olympia, the second to be delivered of the four sister drillship vessels that are being constructed at Samsung Heavy Industries. The rig has been earning a mobilization rate under the Vanco contract from that date.

23.8 On April 18, 2010, pursuant to the drillship master agreement, the Company exercised the first of its four newbuilding drillship options and entered into a shipbuilding contract for drillship NB #1 (TBN) for a total yard cost of $608 million. The Company paid $207.6 million to the shipyard in connection with the exercise of the option. Delivery of this hull is scheduled for July 2013. The estimated total yard cost of $608 million includes $38 million of specification upgrades agreed on April 13, 2011, including a 7 ram BOP,

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for Periods Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

a dual mud system and, with the purchase of additional equipment, the capability to drill in water depths of 12,000 feet.

23.9 On April 18, 2011, the Company entered into an $800 million Syndicated Secured Term Loan Facility to partially finance the construction costs of the Ocean Rig Corcovado and the Ocean Rig Olympia. This facility has a five year term and is repayable in 20 quarterly installments plus a balloon payment payable with the last installment. The facility bears interest at LIBOR plus a margin. The facility is guaranteed by DryShips and Ocean Rig UDW and imposes certain financial covenants on both entities. On April 20, 2011, the Company drew down the full amount of this facility and prepaid its $325 million Bridge Loan Facility.

23.10 During March and April 2011, we borrowed an aggregate of $175.5 million from DryShips through shareholder loans for capital expenditures and general corporate purposes. On April 20, 2011, these intercompany loans were repaid. As of the date of this prospectus, no balance exists between us and DryShips.

23.11 On April 27, 2011, the Company entered into an agreement with all lenders under the Two $562,000 Loan Agreements to restructure the Two $562,000 Loan Agreements. The principal terms of the restructuring are as follows: (i) the maximum amount permitted to be drawn is reduced from $562.5 million to $495.0 million under each facility; (ii) in addition to the guarantee already provided by DryShips, we provided an unlimited recourse guarantee that will include certain financial covenants that will apply quarterly to Ocean Rig UDW; (iii) the Company is permitted to draw under the facility with respect to the Ocean Rig Poseidon based upon the employment of the drillship under its drilling contract with Petrobras Tanzania, and on April 27, 2010, the cash collateral deposited for this vessel was released; and (iv) the Company is permitted to draw under the facility with respect to the Ocean Rig Mykonos provided the Company has obtained suitable employment for such drillship no later than August 2011.

23.12 On April 27, 2011, the Company completed the issuance of $500.0 million aggregate principal amount of 9.5% senior unsecured notes due 2016 offered in a private placement. The net proceeds from the notes offering of approximately $487.5 million are expected to be used to finance the Company’s newbuilding drillships program and for general corporate purposes.

23.13 On April 27, 2011, pursuant to the drillship master agreement, the Company exercised the second of its four newbuilding drillship options and entered into a shipbuilding contract for drillship NB #2 (TBN) for a total yard cost of $608.0 million. The Company paid $207.4 million to the shipyard in the second quarter of 2011 in connection with the exercise of the option. Delivery of this hull is scheduled for September 2013. The estimated total yard cost of $608.0 million includes $38 million of specification upgrades agreed on April 27, 2011, including a 7 ram BOP, a dual mud system and, with the purchase of additional equipment, the capability to drill in water depths of 12,000 feet.

23.14 On April 27, 2011, and subsequent to the signing of the Two $562,000 Loan Agreements (see 23.11 above), a net amount of $88.7 million was released by the lenders to the Company, which was previously held by the lenders as cash collateral.

OCEAN RIG UDW INC.

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

Ocean Rig UDW Inc. (the “Company” or “OCR UDW”) was formed under the laws of the Republic of the Marshall Islands on December 10, 2007, under the name Primelead Shareholders Inc., and as a wholly-owned subsidiary of DryShips Inc., a publicly traded company whose shares are listed on The NASDAQ Global Select Market under the symbol “DRYS”.

The Company’s predecessor, Ocean Rig ASA, was incorporated on September 26, 1996 under the laws of Norway and operated two drilling rigs. The Leiv Eiriksson and the Eirik Raude commenced operations in 2001 and 2002, respectively, under contracts with oil and gas companies. The shares of Ocean Rig ASA traded on Oslo Børs from January 1997 to July 2008.

OCR UDW acquired 30.4% of the shares in Ocean Rig ASA (“OCR ASA”) on December 20, 2007. The Company acquired additional shares of Ocean Rig ASA during 2008. After acquiring more than 33% of Ocean Rig ASA’s outstanding shares, the Company, as required by Norwegian Law, launched a mandatory bid for the remaining shares of Ocean Rig at a price of NOK 45 per share ($8.89 per share). The Company gained control over Ocean Rig ASA on May 14, 2008. Up to May 14, 2008, the Company recorded its minority share of OCR ASA’s results of operations under the equity method of accounting. The results of operations related to OCR ASA are consolidated in the financial statements of OCR UDW starting May 15, 2008. The mandatory bid expired on June 11, 2008. As of July 10, 2008, the Company had acquired 100% of the shares in Ocean Rig ASA. During the period between May 15, 2008 and July 10, 2008, the Company reflected the minority shareholders interests in net income of OCR ASA on the line Net income attributable to non controlling interest in its consolidated statement of operations. The step acquisition was accounted for using the purchase method of accounting.

The accompanying unaudited pro forma condensed statement of operations gives effect to the acquisition of Ocean Rig ASA as if the transactions had occurred on January 1, 2008. The unaudited pro forma statement of operations was derived from, and should be read in conjunction with, the historical consolidated financial statements of Ocean Rig UDW Inc. for the period January 1, 2008 to December 31, 2008 and Ocean Rig ASA for the period January 1, 2008 to May 14, 2008 which are included elsewhere in this prospectus.

The unaudited pro forma condensed pro forma statement of operations has been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) consistent with those used in OCR UDW’s historical consolidated financial statements.

The adjustments reflected in the unaudited pro forma condensed statement of operations are principally related to the pro forma amortization of the purchase price adjustments to the statement of operations for the period from January 1, 2008 to May 14, 2008. These net incremental adjustments are based upon the fair value from the step acquisition reflected in Note 5.3 to the consolidated financial statements of OCR UDW. All pro forma adjustments related to the purchase price allocation have recurring effects.

The unaudited pro forma condensed statement of operations does not purport to present the OCR UDW Inc.’s results of operations had the acquisition actually been completed at the date indicated. In addition, they do not project the OCR UDW’s results of operations for any future period.

OCEAN RIG UDW INC.

Unaudited Pro Forma Condensed Statement of Operations
For the Period Ended December 31, 2008

	OCR UDW	OCR ASA
	01/01 -	01/01-			Pro
	12/31/2008	05/14/2008	Adjustments		Forma
	(Expressed in thousands of United States dollars)

Condensed Statement of Operations:
Leasing and service revenues	202,110	99,172			301,282
Other revenues	16,553	—	8,810	(a)	25,363
Total revenues	218,663	99,172	8,810		326,645
Drilling rigs operating expenses	86,229	48,144	—		134,373
Goodwill impairment	761,729	—	—		761,729
Depreciation and amortization	45,432	19,367	6,909	(b)	71,708
General and administrative	14,462	12,140			26,602
Total operating expenses	907,852	79,651	6,909		994,412
Operating income/(loss)	(689,189)	19,521	1,901		(667,767)
Interest and finance costs	(71,692)	(41,661)	(11,316	)(c)	(124,669)
Interest income	3,033	381	—		3,414
Gain/(loss) on interest rate swaps	—	—	—		—
Other, net	(2,300)	—	—		(2,300)
Total expenses, net	(70,959)	(41,280)	(11,316)		(123,555)
Income/(loss) before income taxes	(760,148)	(21,759)	(9,415)		(791,322)
Income taxes	(2,844)	(1,637)	—	(d)	(4,481)
Equity in loss of investee	(1,055)	—	1,055	(e)	—
Net income/(loss)	(764,047)	(23,396)	(8,360)		(795,803)
Less: Net income attributable to non controlling interest	(1,800)	—	1,800	(f)	—
Net income/(loss)	(765,847)	(23,396)	(6,560)		(795,803)

OCEAN RIG UDW INC.

Unaudited Pro Forma Condensed Statement of Operations
For the Period Ended December 31, 2008
(Expressed in thousands of United States Dollars)

Pro Forma Adjustments and Assumptions

The unaudited pro forma condensed statement of operations give pro forma effect to the following:

(a) In connection with the acquisition, the Company acquired drilling contracts for the future contract drilling services of Ocean Rig ASA, some of which extend through 2011. These contracts include fixed day rates that were above or below day rates available as of the acquisition date. After determining the aggregate fair values of these drilling contracts as of the acquisition, the Company recorded the respective contract fair values on the consolidated balance sheet as non-current liabilities and non-current assets under “Fair value of below/above market acquired time charters.” These are being amortized into revenues using the straight-line method over the respective contract periods (1 and 3 years for the respective contracts). The pro forma amount that was amortized to income for the period from January 1, 2008 to May 15, 2008 amounted to $8,810.

(b) The Company adjusted the carrying value of drilling rigs, machinery and equipment to its fair value that will be amortized over their useful life which was determined to be 30 years. Additionally, the Company identified finite-lived intangible assets associated with the trade names and software that will be amortized over their useful life which is determined to be 10 years. The pro forma amount of incremental depreciation of the fair value adjustment to drilling rigs, machinery and equipment for the period from January 1, 2008 to May 15, 2008 amounted to $6,404. The pro forma amount of amortization for identified finite-lived intangible assets for the period from January 1, 2008 to May 15, 2008 amounted to $505. The total pro forma adjustment for depreciation and amortization for the period from January 1, 2008 to May 15, 2008 amounted to $6,909.

(c) On May 9, 2008, the Company concluded a guarantee facility of NOK 5.0 billion (approximately $974,500) and a term loan of $800,000 in order to guarantee the purchase price of the Ocean Rig shares to be acquired through the mandatory offering, to finance the acquisition cost of the Ocean Rig shares. The loan bore interest at LIBOR plus a margin. — For purposes of the pro forma information it is assumed that loan drawn down from January 1, 2008 and therefore had interest expense for the whole year. The interest rate assumed was based upon the LIBOR in effect at the actual acquisition date of May 14, 2008. The total pro forma adjustment for interest expense for the period from January 1, 2008 to May 15, 2008 amounted to $11,316.

(d) There were no tax effects on amortization of the fair values for contracts, amortization and depreciation of tangible and intangible assets or interest expense because the tax effects were offset by changes in valuation allowance.

(e) For the period of January 1, 2008 to May 14, 2008, the Company recorded its minority share of OCR ASA’s results of operations under the equity method of accounting on the line Equity in loss of investee. Since the unaudited pro forma condensed statement of operations includes 100% of OCR ASA’s results of operations from January 1, 2008 to May 14, 2008, the minority share in the historical financial statements is reversed since this would include a portion of the results twice.

(f) During the period between May 15, 2008 and July 10, 2008, the Company reflected the minority shareholders interests in net income of OCR ASA on the line Net income attributable to non controlling interest in its consolidated statement of operations. Since the unaudited pro forma condensed statement of operations includes 100% of OCR ASA’s results of operations as if the acquisition occurred on January 1, 2008, the non controlling interest in the historical financial statements is reversed.

ISSUER

Ocean Rig UDW Inc.
10 Skopa Street, Tribune House
2nd Floor, Office 202, CY 1075
Nicosia, Cyprus

NORWEGIAN EXCHANGE AGENT

Nordea Bank Norge ASA
Securities Services — Issuer Services
Essendropsgate 7, P.O. Box 1166 Sentrum
N-0107 Oslo, Norway
Fax: (+47) 22 48 63 49
Tel: (+47) 22 48 62 62
E-mail: issuerservices@nordea.com

Until          , 2011, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

I. Article VIII of the Amended and Restated Bylaws of the of the Registrant provides as follows:

1. Any person who is or was a Director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another, partnership, joint venture, trust or other enterprise shall be entitled to be indemnified by the Corporation upon the same terms, under the same conditions, and to the same extent as authorized by Section 60 of the BCA, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The Corporation shall have the power to pay in advance expenses a director or officer incurred while defending a civil or criminal proceeding, provided that the director or officer will repay the amount if it shall ultimately be determined that he or she is not entitled to indemnification under this section.

2. The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a Director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer against any liability asserted against such person and incurred by such person in such capacity whether or not the Corporation would have the power to indemnify such person against such liability by law or under the provisions of these Bylaws.

II. Section 60 of the Associations Law of the Republic of the Marshall Islands provides as follows:

1. Actions not by or in right of the corporation.  A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the bests interests of the corporation, and, with respect to any criminal action or proceedings, had reasonable cause to believe that his conduct was unlawful.

2. Actions by or in right of the corporation.  A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claims, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

3. When director or officer successful.  To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

4. Payment of expenses in advance.  Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

5. Indemnification pursuant to other rights.  The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

6. Continuation of indemnification.  The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

7. Insurance.  A corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

Item 21.	Exhibits and Financial Statement Schedules

(a) Exhibits

The exhibits filed as part of this registration statement are listed in the index to exhibits immediately preceding such exhibits, which index to exhibits is incorporated herein by reference.

(b) Financial Statements

The financial statements filed as part of this registration statement are listed in the index to the financial statements immediately preceding such financial statements, which index to the financial statements is incorporated herein by reference.

Item 22.	Undertakings

The undersigned registrant hereby undertakes:

(a) Under Rule 415 of the Securities Act,

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement :

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a

20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act of 1933 or Rule 3-19 under the Securities Act of 1933 if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(b)-(g) Not applicable.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(i)-(l) Not applicable.

The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Athens, Greece, on August 1, 2011.

OCEAN RIG UDW INC.

By:	/s/ George Economou
Name:     George Economou

Title:	President, Chief Executive Officer and Chairman of the Board of Directors

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Gary J. Wolfe, Robert E. Lustrin and Edward S. Horton his true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any related registration statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ George Economou George Economou	President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer)	August 1, 2011

/s/ Pankaj Khanna Pankaj Khanna	Director	August 1, 2011

/s/ Michael Gregos Michael Gregos	Director	August 1, 2011

/s/ Trygve Arnesen Trygve Arnesen	Director	August 1, 2011

/s/ Savvas D. Georghiades Savvas D. Georghiades	Director	August 1, 2011

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of the Registrant in the United States, has signed this registration statement in the City of Newark, State of Delaware, August 1, 2011.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name:     Donald J. Puglisi

Title:	Authorized Representative

EXHIBIT INDEX

Number	Description of Exhibit

3.1	Second Amended and Restated Articles of Incorporation of the Company
3.2	Second Amended and Restated Bylaws of the Company
4.1	Form of Share Certificate*
4.2	Amended and Restated Stockholders Rights Agreement, dated June 3, 2011
4.3	Certificate of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock of the Company
5.1	Form of Opinion of Seward & Kissel LLP, as to the legality of the Exchange Shares
8.1	Form of Opinion of Seward & Kissel LLP, as to certain tax matters
10.1	Drillship Master Agreement, dated November 22, 2010, between DryShips Inc. and Samsung Heavy Industries Co., Ltd.
10.2	Novation Agreement, dated December 30, 2010, between Samsung Heavy Industries Co., Ltd., DryShips Inc. and Ocean Rig UDW Inc.
10.3	Addendum No. 1 dated May 16, 2011 to a Drillship Master Agreement, dated November 22, 2010, between DryShips Inc. and Samsung Heavy Industries Co., Ltd., as novated by a Novation Agreement, dated December 30, 2010, between Samsung Heavy Industries Co., Ltd., DryShips Inc. and Ocean Rig UDW Inc.
10.4	Senior Secured Credit Facility Agreement, dated April 15, 2011, by and among Drillships Holdings Inc. and Nordea Bank Finland plc, London Branch and certain financial institutions listed therein relating to a credit facility of $800,000,000
10.5	Facility Agreement, dated December 21, 2010, by and among Drillship Hydra Owners Inc., Deutsche Bank AG, London Branch and certain financial institutions listed therein relating to a short-term loan facility of $325,000,000
10.6	$230,000,000 Secured Loan Agreement, dated September 10, 2007, by and among Drillship Hydra Owners Inc. and Drillship Paros Owners Inc. and DVB Bank AG(1)
10.7	First Supplemental Agreement to Secured Loan Facility Agreement dated September 10, 2007, by and among Drillship Hydra Owners Inc. and Drillship Paros Owners Inc. and DVB Bank AG, relating to a loan of up to $230,000,000(2)
10.8	Second Supplemental Agreement to Secured Loan Facility Agreement dated September 10, 2007, as amended and supplemented by a First Supplemental Agreement dated January 10, 2008, by and among Drillship Hydra Owners Inc. and Drillship Paros Owners Inc. and DVB Bank AG, relating to a loan of up to $230,000,000(3)
10.9	Waiver Letter, dated April 16, 2010, to a Secured Loan Facility Agreement dated January 10, 2007, as amended by a First Supplemental Agreement dated January 10, 2008 and a Second Supplemental Agreement dated January 23, 2009, by and among Drillship Hydra Owners Inc. and Drillship Paros Owners Inc. and DVB Bank AG, relating to a loan of up to $230,000,000(4)
10.10	Compliance Confirmation Letter, dated June 16, 2010, to a Secured Loan Facility Agreement dated January 10, 2007, as amended by a First Supplemental Agreement dated January 10, 2008 and a Second Supplemental Agreement dated January 23, 2009, by and among Drillship Hydra Owners Inc. and Drillship Paros Owners Inc. and DVB Bank AG, relating to a loan of up to $230,000,000
10.11	Compliance Confirmation Letter, dated June 16, 2010, to a Secured Loan Facility Agreement dated January 10, 2007, as amended by a First Supplemental Agreement dated January 10, 2008 and a Second Supplemental Agreement dated January 23, 2009, by and among Drillship Hydra Owners Inc. and Drillship Paros Owners Inc. and DVB Bank AG, relating to a loan of up to $230,000,000(5)
10.12	Compliance Confirmation Letter, dated September 3, 2010, to a Secured Loan Facility Agreement dated January 10, 2007, as amended by a First Supplemental Agreement dated January 10, 2008 and a Second Supplemental Agreement dated January 23, 2009, by and among Drillship Hydra Owners Inc. and Drillship Paros Owners Inc. and DVB Bank AG, relating to a loan of up to $230,000,000(6)

Number	Description of Exhibit

10.13	Compliance Confirmation Letter, dated November 25, 2010, to a Secured Loan Facility Agreement dated January 10, 2007, as amended by a First Supplemental Agreement dated January 10, 2008 and a Second Supplemental Agreement dated January 23, 2009, by and among Drillship Hydra Owners Inc. and Drillship Paros Owners Inc. and DVB Bank AG, relating to a loan of up to $230,000,000(7)
10.14	Guarantee and Indemnity, dated January 23, 2009, by DryShips Inc. in favor of DVB Bank SE, relating to a $230,000,000 secured loan agreement, dated September 10, 2007, as amended and supplemented, by and among Drillship Hydra Owners Inc. and Drillship Paros Owners Inc. and DVB Bank AG
10.15	Guarantee, Revolving Credit and Term Loan Facility Agreement dated September 17, 2008 by and between Ocean Rig ASA, Ocean Rig Norway AS and certain financial institutions listed therein for $1,040,000,000(8)
10.16	Addendum No. 1, dated December 19, 2008, to a Guarantee, Revolving Credit and Term Loan Facility Agreement dated September 17, 2008 by and between Ocean Rig ASA, Ocean Rig Norway AS and certain financial institutions listed therein for $1,040,000,000(9)
10.17	Amendment and Restatement Agreement, dated November 19, 2009, relating to a Guarantee, Revolving Credit and Term Loan Facility Agreement dated September 17, 2008 by and between Ocean Rig ASA, Ocean Rig Norway AS and certain financial institutions listed therein, relating to a loan of up to $1,040,000,000(10)
10.18	Credit Facility Agreement, dated July 18, 2008, by and between Drillship Skopelos Owners Inc., Deutsche Bank A.G. and certain financial institutions listed therein, relating to a loan of up to $562,500,000
10.19	Credit Facility Agreement, dated July 18, 2008, by and between Drillship Kithira Owners Inc., Deutsche Bank A.G. and certain financial institutions listed therein, relating to a loan of up to $562,500,000
10.20	Supplemental Agreement, dated September 17, 2008, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, between Drillship Skopelos Owners Inc. and Deutsche Bank AG(11)
10.21	Supplemental Agreement, dated September 17, 2008, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, between Drillship Kithira Owners Inc. and Deutsche Bank AG(12)
10.22	Supplemental Agreement No. 2, dated December 18, 2008, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, as amended and supplemented by Supplemental Agreement dated September 17, 2008, between Drillship Skopelos Owners Inc. and Deutsche Bank AG(13)
10.23	Supplemental Agreement No. 2, dated December 18, 2008, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, as amended and supplemented by Supplemental Agreement dated September 17, 2008, between Drillship Kithira Owners Inc. and Deutsche Bank AG(14)
10.24	Waiver Letter, dated May 21, 2009, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, as amended and supplemented by the Supplemental Agreement dated September 17, 2008 and the Supplemental Agreement No. 2 dated December 18, 2008, between Drillship Skopelos Owners Inc. and Deutsche Bank AG(15)
10.25	Waiver Letter, dated May 21, 2009, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, as amended and supplemented by the Supplemental Agreement dated September 17, 2008 and the Supplemental Agreement No. 2 dated December 18, 2008, between Drillship Kithira Owners Inc. and Deutsche Bank AG(16)
10.26	Facility Agent’s and Security Trustee’s Consent Letter, dated June 5, 2009, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, as amended and supplemented by the Supplemental Agreement dated September 17, 2008 and the Supplemental Agreement No. 2 dated December 18, 2008, between Drillship Skopelos Owners Inc. and Deutsche Bank AG(17)
10.27	Facility Agent’s and Security Trustee’s Consent Letter, dated June 5, 2009, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, as amended and supplemented by the Supplemental Agreement dated September 17, 2008 and the Supplemental Agreement No. 2 dated December 18, 2008, between Drillship Kithira Owners Inc. and Deutsche Bank AG(18)
10.28	Supplemental Agreement No. 3, dated January 29, 2010, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, as amended and supplemented by the Supplemental Agreement dated September 17, 2008 and the Supplemental Agreement No. 2 dated December 18, 2008, between Drillship Skopelos Owners Inc. and Deutsche Bank AG(19)

Number	Description of Exhibit

10.29	Supplemental Agreement No. 3, dated January 29, 2010, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, as amended and supplemented by the Supplemental Agreement dated September 17, 2008 and the Supplemental Agreement No. 2 dated December 18, 2008, between Drillship Kithira Owners Inc. and Deutsche Bank AG(20)
10.30	Facility Agent’s Consent Letter, dated June 23, 2010 relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, as amended and supplemented by the Supplemental Agreement dated September 17, 2008, the Supplemental Agreement No. 2 dated December 18, 2008 and the Supplemental Agreement No. 3 dated January 29, 2010, between Drillship Skopelos Owners Inc. and Deutsche Bank AG(21)
10.31	Facility Agent’s Consent Letter, dated June 23, 2010, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, as amended and supplemented by the Supplemental Agreement dated September 17, 2008, the Supplemental Agreement No. 2 dated December 18, 2008 and the Supplemental Agreement No. 3 dated January 29, 2010, between Drillship Kithira Owners Inc. and Deutsche Bank AG(22)
10.32	Amendment and Restatement Agreement, dated April 27, 2011, to the Credit Facility Agreement, dated July 18, 2008, as amended and supplemented on September 17, 2008, December 18, 2008 and January 29, 2010, between Drillship Skopelos Owners Inc., Deutsche Bank A.G. and certain financial institutions listed therein, relating to a loan of up to $562,500,000
10.33	Amendment and Restatement Agreement, dated April 27, 2011, to the Credit Facility Agreement dated July 18, 2008, as amended and supplemented on September 17, 2008, December 18, 2008 and January 29, 2010, between Drillship Kithira Owners Inc., Deutsche Bank A.G. and certain financial institutions listed therein, relating to a loan of up to $562,500,000
10.34	Sponsor Construction and Post-Delivery Guarantee, dated July 18, 2008, by and among DryShips Inc., Deutsche Bank Luxembourg S.A. and certain financial institutions listed therein
10.35	Sponsor Construction and Post-Delivery Guarantee, dated July 18, 2008, by and among DryShips Inc., Deutsche Bank Luxembourg S.A. and certain financial institutions listed therein
10.36	Guarantee, dated April 27, 2011, by and among Ocean Rig UDW Inc., Deutsche Bank Luxembourg S.A. and Deutsche Bank AG Filiale Deutschlandgeschaft, relating to the Amendment and Restatement Agreement, dated April 27, 2011, to the Credit Facility Agreement, dated July 18, 2008, as amended and supplemented, between Drillship Skopelos Owners Inc., Deutsche Bank A.G. and certain financial institutions listed therein
10.37	Guarantee, dated April 27, 2011, by and among Ocean Rig UDW Inc., Deutsche Bank Luxembourg S.A. and Deutsche Bank AG Filiale Deutschlandgeschaft, relating to the Amendment and Restatement Agreement, dated April 27, 2011, to the Credit Facility Agreement, dated July 18, 2008, as amended and supplemented, between Drillship Kithira Owners Inc., Deutsche Bank A.G. and certain financial institutions listed therein
10.38	Global Services Agreement, dated December 1, 2010, by and between DryShips Inc. and Cardiff Marine Inc.
10.39	Consultancy Agreement, dated September 1, 2010, by and between DryShips Inc. and Vivid Finance Limited
10.40	Bond Agreement between Ocean Rig UDW Inc. and Norsk Tillitsmann ASA, dated April 14, 2011
21.1	List of Subsidiaries
23.1	Consent of Seward & Kissel LLP (included in Exhibit 5.1)
23.2	Consent of Independent Registered Public Accounting Firm (Ernst & Young AS)
23.3	Consent of Fearnley Offshore AS
24	Power of Attorney (contained in the signature page hereto)
99.1	Letter of Transmittal

*	To be filed by amendment

(1)	Incorporated by reference from Exhibit 4.65 to the Annual Report of DryShips Inc. filed on Form 20-F on April 9, 2010.

(2)	Incorporated by reference from Exhibit 4.66 to the Annual Report of DryShips Inc. filed on Form 20-F on April 9, 2010.

(3)	Incorporated by reference from Exhibit 4.67 to the Annual Report of DryShips Inc. filed on Form 20-F on April 9, 2010.

(4)	Incorporated by reference from Exhibit 4.97 to the Annual Report of DryShips filed on Form 20-F on April 15, 2011.

(5)	Incorporated by reference from Exhibit 4.98 to the Annual Report of DryShips filed on Form 20-F on April 15, 2011.

(6)	Incorporated by reference from Exhibit 4.99 to the Annual Report of DryShips filed on Form 20-F on April 15, 2011.

(7)	Incorporated by reference from Exhibit 4.100 to the Annual Report of DryShips filed on Form 20-F on April 15, 2011.

(8)	Incorporated by reference from Exhibit 4.44 to the Annual Report of DryShips Inc. filed on Form 20-F on March 30, 2009.

(9)	Incorporated by reference from Exhibit 4.58 to the Annual Report of DryShips Inc. filed on Form 20-F on April 9, 2010.

(10)	Incorporated by reference from Exhibit 4.59 to the Annual Report of DryShips Inc. filed on Form 20-F on April 9, 2010.

(11)	Incorporated by reference from Exhibit 4.51 to the Annual Report of DryShips Inc. filed on Form 20-F on April 9, 2010.

(12)	Incorporated by reference from Exhibit 4.52 to the Annual Report of DryShips Inc. filed on Form 20-F on April 9, 2010.

(13)	Incorporated by reference from Exhibit 4.53 to the Annual Report of DryShips Inc. filed on Form 20-F on April 9, 2010.

(14)	Incorporated by reference from Exhibit 4.54 to the Annual Report of DryShips Inc. filed on Form 20-F on April 9, 2010.

(15)	Incorporated by reference from Exhibit 4.78 to the Annual Report of DryShips filed on Form 20-F on April 15, 2011.

(16)	Incorporated by reference from Exhibit 4.79 to the Annual Report of DryShips filed on Form 20-F on April 15, 2011.

(17)	Incorporated by reference from Exhibit 4.80 to the Annual Report of DryShips filed on Form 20-F on April 15, 2011.

(18)	Incorporated by reference from Exhibit 4.81 to the Annual Report of DryShips filed on Form 20-F on April 15, 2011.

(19)	Incorporated by reference from Exhibit 4.55 to the Annual Report of DryShips Inc. filed on Form 20-F on April 9, 2010.

(20)	Incorporated by reference from Exhibit 4.56 to the Annual Report of DryShips Inc. filed on Form 20-F on April 9, 2010.

(21)	Incorporated by reference from Exhibit 4.84 to the Annual Report of DryShips filed on Form 20-F on April 15, 2011.

(22)	Incorporated by reference from Exhibit 4.85 to the Annual Report of DryShips filed on Form 20-F on April 15, 2011.